As filed with the Securities and Exchange Commission on November 21, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERMEDIA OUTDOOR HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4841	61-1697130
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

(212) 503-2862

(Address, Including Zip Code, and Telephone Number including Area Code, of Registrant’s Principal Executive Offices)

Jerome Letter

Chief Financial Officer

InterMedia Outdoor Holdings, Inc.

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

(212) 503-2862

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

copies to:

Jeffrey D. Marell, Esq. Tracey A. Zaccone, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Telephone: (212) 373-3000	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza Spear Tower, Suite 3300 San Francisco, CA 94105 Telephone: (415) 947-2000	Martin J. Waters, Esq. Robert F. Kornegay, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real, Suite 200 San Diego, CA 92130 Telephone: (858) 350-2300

Approximate Date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and all conditions of the proposed transaction have been satisfied or waived as described in the Agreement and Plan of Merger, dated as of November 15, 2012, attached hereto as Annex A-1.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	11,510,481(1)	N/A	$85,407,769(2)	$11,650(3)
Common Stock, par value $0.001 per share	23,854,227(4)	N/A	$83,462,737(5)	$13,638(6)

(1)	Represents the maximum number of shares of the common stock of the Registrant that may be issued to holders of shares of common stock, par value $0.001 per share, of Outdoor Channel Holdings, Inc. (the “Outdoor Channel Shares”) upon the completion of the mergers as described herein.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of the Outdoor Channel Shares (the securities to be canceled in the mergers) in accordance with Rule 457(c) and is equal to the product of (i) $7.42, the average of the high and low prices per Outdoor Channel Share on The Nasdaq Global Market on November 16, 2012, multiplied by (ii) 11,510,481, the maximum number of Outdoor Channel Shares that may be canceled and exchanged in the merger as of November 16, 2012.
(3)	Estimated pursuant to Rule 457(f)(1) solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices of the Outdoor Channel Shares on November 16, 2012.
(4)	Represents the maximum number of shares of the common stock of the Registrant that may be issued to holders of shares of membership units of InterMedia Outdoors Holdings, LLC (the “InterMedia Units”) upon the completion of the mergers as described herein.
(5)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(2) under the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the book value of the InterMedia Units (the securities to be canceled in the mergers) and is equal to the product of (i) $0.39, calculated according to Rule 457(f)(2), multiplied by (ii) 214,007,017, the maximum number of InterMedia Units that may be canceled and exchanged in the mergers as of November 16, 2012.
(6)	Estimated pursuant to Rule 457(f)(2) solely for the purpose of computing the amount of the registration fee.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 21, 2012

Outdoor Channel Holdings, Inc.

[LOGO]

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder,

On November 15, 2012, the board of directors of Outdoor Channel Holdings, Inc., a Delaware corporation (“Outdoor Channel”), unanimously approved and Outdoor Channel signed a definitive Agreement and Plan of Merger (the “merger agreement”) with InterMedia Outdoors Holdings, LLC, a Delaware limited liability company (“IMOTSC”).

As part of the proposed transaction, Outdoor Channel and IMOTSC will become separate, indirect wholly owned subsidiaries of InterMedia Outdoor Holdings, Inc., a newly-created Delaware holding corporation (“IMOH”). IMOTSC is a privately held multimedia company focused on outdoor enthusiasts. As a result of the transactions contemplated in the merger agreement, InterMedia Partners VII, L.P. (“InterMedia Partners”), currently a controlling member of IMOTSC, and related parties of InterMedia Partners will hold approximately 67.6% of the outstanding common stock of IMOH, and current holders of Outdoor Channel’s common stock will hold the remaining 32.4% of IMOH’s common stock. IMOH is financing the cash portion of the merger consideration to be received by holders of Outdoor Channel common stock in part through a $140 million term loan facility. Following the consummation of the mergers, IMOH will also have access to a $10 million revolving credit facility. Outdoor Borrower, LLC, a Delaware limited liability company and wholly owned subsidiary of IMOH, has entered into a commitment letter with CIT Finance, LLC relating to the proposed debt financing. As a condition to completing the transaction, IMOH intends to apply for a listing of its common stock for trading on The Nasdaq Global Market (“NASDAQ”), and it is anticipated that its symbol will be “OUTD.”

Upon the consummation of the mergers, each outstanding share of Outdoor Channel common stock will be automatically converted into and will represent the right to receive the following consideration, pursuant to an election made by each stockholder, subject to proration in certain circumstances as described below (and subject to certain adjustments for fractional shares and the like as set forth in the merger agreement): (x) $8.00 in cash, without interest, with respect to each share of Outdoor Channel common stock for which an election to receive cash has been made; (y) one share of IMOH common stock with respect to each share of Outdoor Channel common stock for which an election to receive stock has been made; or (z) with respect to each share of Outdoor Channel common stock for which an election to receive mixed stock and cash has been made or for each share of Outdoor Channel common stock for which no election has been made, a combination of (A) $4.46 in cash, without interest and (B) that portion of a share of IMOH common stock equal to 0.443. You will need to make an election regarding the consideration you will receive for your shares of Outdoor Channel by                 , which is the 10th day preceding the special meeting of Outdoor Channel’s stockholders. If you do not, then you will receive the mix of cash and stock of IMOH described in clause (z) of the preceding sentence if the merger agreement is adopted by the stockholders.

Upon the consummation of the mergers, holders of IMOTSC common units will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for IMOTSC common units, subject to various adjustments set forth in the merger agreement. Shares of IMOH common stock shall be allocated among the holders of IMOTSC common units in accordance with the merger agreement and the IMOTSC limited liability company agreement.

At the special meeting, Outdoor Channel stockholders will be asked to vote on the adoption of the merger agreement described in this proxy statement/prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote.

Perry T. Massie, Thomas H. Massie, and entities affiliated with Messrs. Massie (collectively, the “Massie Parties”) hold approximately 36% of the shares of outstanding Outdoor Channel common stock. In connection with the merger agreement, on November 15, 2012, IMOH entered into a support agreement (the “Support Agreement”) with the Massie Parties, the members of the Outdoor Channel board of directors and the executive officers of Outdoor Channel (collectively, the “Supporting Parties”). Under the Support Agreement, the Supporting Parties have agreed to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) with respect to Outdoor Channel that would impede the mergers or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the mergers.

On November 15, 2012, the last full trading day before the merger agreement was signed, the closing sales price of Outdoor Channel common stock, which trades on NASDAQ under the symbol “OUTD,” was $7.19 per share.

Outdoor Channel’s board of directors has unanimously determined that the merger agreement and the proposed transaction are advisable to and in the best interests of Outdoor Channel stockholders, and recommends that its stockholders vote “FOR” adoption of the merger agreement, “FOR” approval, on an advisory (non-binding) basis, of the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel in connection with the mergers and “FOR” approval of the proposal to adjourn the Outdoor Channel special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Outdoor Channel special meeting to adopt the merger agreement. The proposed transaction is conditioned upon the adoption of the merger agreement by Outdoor Channel stockholders, receipt of applicable regulatory approvals and other conditions described in the attached proxy statement/prospectus.

It is important that your shares are represented at the special meeting, whether or not you plan to attend the meeting. Abstentions and failures to vote will have the same effect as votes “against” the proposal to adopt the merger agreement. Accordingly, complete, date, sign and return promptly your proxy card or voting instruction card in the enclosed postage pre-paid envelope. You may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

This document describes the special meeting, the proposed transaction, the documents related to the proposed transaction and other related matters that an Outdoor Channel stockholder ought to know before voting on the proposals described herein and should be retained for future reference. Please carefully read this entire document, including the “Risk Factors” section beginning on page 32, for a discussion of the risks relating to the proposed transaction. You also can obtain information about Outdoor Channel from documents that it has filed with the Securities and Exchange Commission. See “Where You Can Find More Information” for instructions on how to obtain such information.

Sincerely,

Perry T. Massie, Co-Chairman of the Board

Outdoor Channel Holdings, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock of IMOH to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this document is                  and it is first being mailed or otherwise delivered to Outdoor Channel stockholders on or about                 .

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

(951) 699-6991

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2013

Dear Stockholder:

You are cordially invited to attend the special meeting of stockholders of Outdoor Channel Holdings, Inc., a Delaware corporation (“Outdoor Channel”). The meeting will be held on                     , at      a.m., Pacific Time, at Outdoor Channel’s broadcast facility located at 43455 Business Park Drive, Suite 103, in Temecula, California, for the following purposes:

1.	To consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of November 15, 2012 (the “merger agreement”), by and among Outdoor Channel, InterMedia Outdoors Holdings, LLC, a Delaware limited liability company, InterMedia Outdoor Holdings, Inc., a Delaware corporation (“IMOH”), Outdoor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of IMOH, and Outdoor Merger Corp., a Delaware corporation and an indirect wholly owned subsidiary of IMOH.

2.	To consider and vote upon an advisory (non-binding) proposal to approve the “golden parachute” compensation payable or that could become payable to Outdoor Channel’s named executive officers in connection with the mergers pursuant to pre-existing arrangements with those individuals.

3.	To consider and vote upon an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of adoption of the merger agreement.

4.	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

Outdoor Channel’s board of directors has unanimously determined that the merger agreement and the proposed transaction are advisable to and in the best interests of Outdoor Channel stockholders, and recommends that its stockholders vote “FOR” adoption of the merger agreement, “FOR” approval on an advisory (non-binding) basis of the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel and “FOR” approval of the proposal to adjourn the Outdoor Channel special meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Outdoor Channel special meeting to adopt the merger agreement.

The board of directors of Outdoor Channel has fixed              as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Only holders of record of shares of Outdoor Channel common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting. At the close of business on the record date, Outdoor Channel had              shares of common stock outstanding and entitled to vote.

You have the option to revoke your proxy at any time prior to the meeting or to vote your shares personally on request if you attend the meeting.

Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote on the record date for the special meeting is required for adoption of the merger agreement (Proposal No. 1). If a quorum is present, the affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote at the special meeting is being sought with respect to the advisory vote regarding certain executive compensation

(Proposal No. 2). If a quorum is present, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting is required to approve an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of adoption of the merger agreement (Proposal No. 3).

Whether or not you expect to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card or voting instruction card as promptly as possible in order to ensure we receive your proxy with respect to your shares. Instructions are shown on the proxy or voting instruction card. A return envelope (which is postage pre-paid if mailed in the United States) is enclosed for your convenience.

If you sign, date and mail your proxy card or voting instruction card without indicating how you wish to have your shares voted, the shares represented by the proxy will be voted in favor of adoption of the merger agreement (Proposal No. 1), in favor of the advisory (non-binding) vote on “golden parachute” compensation (Proposal No. 2) and in favor of an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of adoption of the merger agreement (Proposal No. 3). If you fail to return your proxy card, or if your shares are held in “street name” and you do not instruct your broker how to vote your shares by failing to complete the voting instruction card, the effect will be as though you cast a vote “against” the adoption of the merger agreement. If you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person prior to the close of voting at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy issued in your name from that record holder and present it at the special meeting.

Please do not send any stock certificates or documents representing your ownership of Outdoor Channel common stock at this time. If the merger agreement is adopted by the Outdoor Channel stockholders, you will receive a subsequent letter explaining what to do.

BY ORDER OF THE BOARD OF DIRECTORS,

Perry T. Massie Co-Chairman of the Board

Temecula, California

                    , 201

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Outdoor Channel from documents that are not included in or delivered with this document. You may have already been sent some of the documents incorporated by reference, but you can obtain any of them through the Securities and Exchange Commission website at http://www.sec.gov or from Outdoor Channel, excluding all exhibits (unless an exhibit has been specifically incorporated herein by reference), by requesting them in writing or by telephone from Outdoor Channel at the following address:

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

(951) 699-6991

You can also get more information by visiting Outdoor Channel’s website at www.outdoorchannel.com. Website materials are not part of this proxy statement/prospectus.

You will not be charged for any of these documents that you request. If you would like to request documents from Outdoor Channel, please do so by      to receive them before the special stockholders’ meeting. If you request any incorporated documents, Outdoor Channel will strive to mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

See “Where You Can Find More Information” on page 191.

i

LIST OF ANNEXES

Annex A	Agreement and Plan of Merger, dated as of November 15, 2012, by and among Outdoor Channel Holdings, Inc., InterMedia Outdoors Holdings, LLC, InterMedia Outdoor Holdings, Inc., Outdoor Merger Corp. and Outdoor Merger Sub, LLC
Annex B	Opinion of Lazard Frères & Co. LLC
Annex C	Delaware General Corporation Law Section 262

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE PROPOSED TRANSACTION

The questions and answers below highlight only selected procedural information from this proxy statement/prospectus. They do not contain all of the information that may be important to you. You should read carefully this entire proxy statement/prospectus to fully understand the Agreement and Plan of Merger and the transactions contemplated thereby and the voting procedures for the special meeting. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, throughout this proxy statement/prospectus we generally refer to Outdoor Channel Holdings, Inc. and, where applicable, its consolidated subsidiaries as “Outdoor Channel,” InterMedia Outdoors Holdings, LLC and, where applicable, its consolidated subsidiaries as “IMOTSC,” InterMedia Outdoor Holdings, Inc., a newly formed holding company, as “IMOH,” Outdoor Merger Corp., an indirect wholly owned subsidiary of IMOH, as “Outdoor Channel Sub,” Outdoor Merger Sub, LLC, an indirect wholly owned subsidiary of IMOH, as “InterMedia Sub,” Thomas H. Massie, Perry T. Massie, and their affiliated entities, Musk Ox Investments, LP, The Wilma M. Massie Trust dated June 3, 1994, The Wilma M. Massie Irrevocable Trust dated April 27, 1994, Massie Family Trust dated May 23, 2007, Perry T. Massie & Sandra Lynn Massie Trust dated October 14, 1997, The Perry and Sandy Massie Foundation and The Thomas and Cindy Massie Foundation as the “Massie Parties” and the Agreement and Plan of Merger, dated as of November 15, 2012, by and among Outdoor Channel, IMOTSC, IMOH, Outdoor Channel Sub and InterMedia Sub, as the “merger agreement.”

Q:	Why am I receiving these materials?

A:	We sent you this proxy statement/prospectus and the enclosed proxy card because you have been identified as a stockholder of record of Outdoor Channel and the board of directors of Outdoor Channel is soliciting your proxy to vote at a special meeting of stockholders relating to a proposed strategic combination and merger transaction with IMOTSC. You may submit your proxy by completing, dating, signing and returning the enclosed proxy card or, if your shares are held in a brokerage or similar account, by completing their voting instruction card. We strongly encourage stockholders to submit a proxy. You are also invited to attend the special meeting in person although you do not need to attend the special meeting to have your shares voted at the special meeting. We intend to mail this proxy statement/prospectus and accompanying proxy card on or about to all stockholders of record entitled to vote at the special meeting.

Q:	What are the mergers?

A:	On November 15, 2012, Outdoor Channel entered into the merger agreement with IMOTSC, IMOH, Outdoor Channel Sub and InterMedia Sub. Following the consummation of the transactions contemplated by the merger agreement, Outdoor Channel and IMOTSC will each become indirect wholly owned subsidiaries of IMOH. IMOH is expected to be listed for trading on The NASDAQ Global Market and its symbol is expected to be “OUTD.”

These transactions will be implemented through two separate mergers. Outdoor Channel Sub will merge with and into Outdoor Channel, with Outdoor Channel as the surviving corporation (the “Outdoor Channel merger”), and InterMedia Sub will merge with and into IMOTSC, with IMOTSC as the surviving limited liability company (the “IMOTSC merger”). The Outdoor Channel merger and the IMOTSC merger are referred to herein as the “mergers.” Outdoor Channel Sub and InterMedia Sub are both indirect wholly owned subsidiaries of IMOH.

Q:	What will stockholders of Outdoor Channel and equity holders of IMOTSC receive in the mergers?

A:	In connection with the mergers, stockholders of Outdoor Channel will be required to make an election as to the form of merger consideration they would like to receive for their shares of Outdoor Channel common stock. This election is subject to proration, as described below, depending upon the elections made by all other Outdoor Channel stockholders.

Upon the consummation of the mergers, for each share of Outdoor Channel common stock, stockholders of Outdoor Channel will receive the following consideration: (x) $8.00 in cash, without interest (the “Cash Consideration”), if an election to receive cash has been made (each such share, a “Cash Election Share”); (y) one share of IMOH common stock (“IMOH common stock”) (together with any fractional shares of IMOH, the “Stock Consideration”) if an election to receive stock has been made; or (z) if an election to receive mixed stock and cash has been made or if no election has been made, a combination of (A) $4.46 in cash, without interest (such amount, the “Mixed Consideration Cash”) and (B) that portion of a share of IMOH common stock equal to 0.443 (together with any fractional shares of IMOH, the “Mixed Consideration Stock”) (the Mixed Consideration Cash, together with the Mixed Consideration Stock, the “Mixed Consideration”).

The proration procedures are designed to ensure that the shares of Outdoor Channel common stock are converted into an aggregate of $115,000,000 in cash (the “Available Cash Amount”) and approximately 32.4% of the IMOH common stock outstanding immediately after the consummation of the mergers. If the elections of all of the Outdoor Channel common stockholders result in an oversubscription or undersubscription of the Cash Election Shares, the Available Cash Amount will not be adjusted; it will remain fixed. For example, if the number of Cash Election Shares plus cash paid in connection with Mixed Consideration exceeds the Available Cash Amount then each stockholder making a cash election will receive common stock of IMOH and a pro rated amount of cash. If the number of Cash Election Shares plus cash paid in connection with Mixed Consideration does not exceed the Available Cash Amount, then stockholders electing Stock Consideration will receive a portion of their merger consideration in cash. Stockholders electing Mixed Consideration will not be subject to proration. See “Risk Factors—Holders of Outdoor Channel common stock who make cash or stock elections may not receive all their merger consideration in the form they elected.”

In the event a holder of shares of Outdoor Channel common stock makes an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (counted to the nearest whole share) and makes an election to receive stock for 44.26% of such holder’s aggregate outstanding shares (rounded to the nearest whole share), and indicates its intent on its election form to receive the equivalent of Mixed Consideration for all of such holder’s shares, then such holder’s shares will not be subject to proration.

For more information regarding these proration procedures, see the section “The Merger Agreement (Proposal No. 1)—Merger Consideration.”

Upon the consummation of the mergers, members of IMOTSC (the “InterMedia Unit Holders”) will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their equity interests of IMOTSC, subject to various adjustments set forth in the merger agreement. Shares of IMOH common stock shall be allocated among the InterMedia Unit Holders in accordance with the merger agreement and the IMOTSC limited liability company agreement.

Q:	How will stock options and other equity awards of Outdoor Channel be treated in connection with the mergers?

A:	At the effective time of the mergers, stock options to purchase shares of Outdoor Channel common stock (the “Outdoor Channel Stock Options”) outstanding immediately prior to the effective time of the mergers, whether vested or unvested, will be assumed and converted into an option to acquire shares of IMOH common stock, on the same terms and conditions as were applicable under each Outdoor Channel Stock Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) (each, as so adjusted, an “Outdoor Channel Assumed Stock Option”), except that (A) each Outdoor Channel Assumed Stock Option will represent the right to acquire the same number of shares of IMOH common stock (rounded down to the next whole share), and (B) the price per share of IMOH common stock under each Outdoor Channel Assumed Stock Option will be equal to the price per share of the Outdoor Channel common stock subject to the Outdoor Channel Stock Option in effect immediately prior to the effective time of the mergers.

At the effective time of the mergers, each equity award (other than an Outdoor Channel Stock Option) entitling the holder thereof to acquire Outdoor Channel common stock (an “Outdoor Channel Equity Award”) will be converted into an equity award to receive shares of IMOH common stock (an “Outdoor Channel Assumed Equity Award”), on the same terms and conditions as were applicable to the Outdoor Channel Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) except that each Outdoor Channel Assumed Equity Award will represent the right to acquire the same number of shares of IMOH common stock (rounded down to the next whole share).

The above assumes that the Exchange Ratio remains fixed at 1:1 and is not adjusted by a stock split or similar event prior to consummation of the mergers. We will notify holders of Outdoor Channel common stock in the event the Exchange Ratio should be adjusted.

Q:	What respective percentages of the outstanding stock of IMOH will be held by the stockholders of Outdoor Channel and the equity holders of IMOTSC?

A:	As a result of the mergers, the stockholders of Outdoor Channel are expected to own approximately 32.4% of IMOH, and the InterMedia Unit Holders are expected to own approximately 67.6% of IMOH. In particular, InterMedia Partners VII, L.P. (“InterMedia Partners”) will hold approximately 63% of the outstanding common stock of IMOH. For more details regarding the mergers, see “The Proposed Transaction” and “The Merger Agreement (Proposal No. 1).” A copy of the merger agreement is attached as Annex A-1.

Q:	How do I make an election for the type of merger consideration that I prefer to receive and when can I expect to receive the merger consideration?

A:	Each holder of record of Outdoor Channel common stock as of the record date for the special meeting of Outdoor Channel’s stockholders will be mailed an election form and other appropriate and customary transmittal materials. Each Outdoor Channel stockholder should specify in the election form (i) the number of shares for which such holder elects to receive the Cash Consideration, (ii) the number of shares for which such holder elects to receive the Stock Consideration, and/or (iii) the number of shares for which such holder elects to receive the Mixed Consideration. Holders may elect to receive one type of merger consideration for all of their shares or any combination of the above. Any Outdoor Channel stockholder who does not make an election to receive the Cash Consideration, the Stock Consideration or Mixed Consideration, or does not provide their election by the deadline will be deemed to have made an election to receive the Mixed Consideration.

Q:	When is the deadline for me to make an election for the type of merger consideration that I prefer to receive?

A:	The election deadline will be 5:00 p.m., New York city time, on , which is the 10th day preceding the special meeting of Outdoor Channel’s stockholders.

Q:	Can I change my election after the form of election has been submitted?

A:	Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent. Revocations must specify the name in which your shares are registered on the share transfer books of Outdoor Channel, and such other information as the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this proxy statement/prospectus and the election form. If you instructed a broker, bank or other nominee holder to submit an election for your shares, you must follow your broker’s, bank’s or other nominee’s directions for changing those instructions. The notice of revocation must be received by the exchange agent prior to the election deadline in order for the revocation to be valid.

Q:	May I sell or transfer shares of Outdoor Channel common stock after making an election?

A:	Yes, but only if you revoke your election or the merger agreement is terminated. Once you properly make an election with respect to any shares of Outdoor Channel common stock, you will be unable to sell or otherwise transfer those shares, unless you properly revoke your election at or prior to the election deadline or unless the merger agreement is terminated.

Q:	What are the benefits of the proposed business combination?

A:	Outdoor Channel’s board of directors unanimously approved the merger agreement after considering numerous factors. Among these factors, the board considered the competitive nature of cable programming, challenges associated with operating a single-channel cable network, and the highly complementary nature of Outdoor Channel’s and IMOTSC’s respective businesses and target markets. The Outdoor Channel board believes that the combination of the two companies offers Outdoor Channel’s stockholders the opportunity to benefit from a continuing equity stake in the combined company with a substantially expanded subscriber base, thereby increasing the combined entity’s scale and market reach and improving the resulting company’s negotiating position with distributors and advertisers.

For a more complete discussion of Outdoor Channel’s reasons for the merger, including a discussion of the Outdoor Channel board’s deliberations and potentially negative factors of the proposed merger, please review the additional information contained in Proposal No. 1 under the caption “Reasons for the Proposed Transaction” on page 72.

Q:	What are the relationships among the Massie Parties and Outdoor Channel?

A:	Brothers Thomas H. Massie and Perry T. Massie have been directors of Outdoor Channel since 1984. Together with other members of their family, including their father, they founded Outdoor Channel and have been closely involved with its management and operation since Outdoor Channel’s inception. The Massie Parties currently own approximately 36% of the outstanding Outdoor Channel common stock. In connection with the merger agreement, on November 15, 2012, IMOH entered into a support agreement (the “Support Agreement”) with the Massie Parties, the members of the Outdoor Channel Board and the executive officers of Outdoor Channel (collectively, the “Supporting Parties”). Under the Support Agreement, the Supporting Parties have agreed to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) with respect to Outdoor Channel that would impede the merger or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger. For additional information, see the sections entitled “The Proposed Transaction—Background of the Proposed Transaction,” “The Proposed Transaction—Interests of Certain Persons in the Mergers” and “Principal Stockholders.”

Q:	What are the relationships among IMOTSC and the principal InterMedia Unit Holders such as InterMedia Partners VII, L.P.?

A:	InterMedia Partners VII, L.P. is a private equity investment fund that makes control investments in media content providers, particularly those catering to audiences currently undervalued and underserved by mainstream media. InterMedia Partners VII, L.P. is managed by its parent, InterMedia Partners, L.P. InterMedia Partners VII, L.P. is the largest holder of IMOTSC’s outstanding membership interests and after completion of the transactions contemplated in the merger agreement will hold approximately 63% of IMOH’s outstanding common stock.

Q:	How will the combined company be managed following the mergers?

A:

Immediately following the mergers, the board of directors of IMOH will be divided into three classes and will be comprised of nine individuals. Initially, five directors will be designated by IMOTSC: Peter Kern,

Alan Sokol, Jerome Letter, and ; three directors will be designated by Outdoor Channel (with each serving in a different class from one another): Perry T. Massie, David Merritt and T. Bahnson Stanley; and one director will be the President and Chief Executive Officer of IMOH: Thomas E. Hornish. Mr. Kern, Mr. Sokol, and Mr. Letter are each partners of InterMedia Partners, L.P., which, through its subsidiary, InterMedia Partners, will hold 63% of IMOH’s common stock immediately following the mergers. Collectively, InterMedia Unit Holders are expected to own approximately 67.6% of IMOH’s common stock immediately following the mergers.

Immediately following the mergers, IMOH’s management team will consist of Peter Kern as Executive Chairman of the Board, Thomas E. Hornish as the President and Chief Executive Officer, Thomas D. Allen as the Chief Financial Officer and Chief Operating Officer, Gavin Harvey as President—Television Networks, Jeffrey Paro as President—Publishing, Integrated Media and Branded Content and Catherine C. Lee as Executive Vice President, General Counsel and Corporate Secretary. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012 and previously served as Outdoor Channel’s General Counsel from December 2004 until January 2012 and Chief Operating Officer from 2007 until January 2012. Mr. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. Mr. Harvey has served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Mr. Paro has served as InterMedia Outdoors, Inc.’s Chief Executive Officer since January 2007. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary since February 2012.

Q:	Do any Outdoor Channel executive officers have interests in the mergers that may differ from those of Outdoor Channel stockholders?

A:	Yes. In considering the recommendation of Outdoor Channel’s board of directors with respect to the merger agreement, you should be aware that certain of Outdoor Channel’s executive officers have economic interests in the mergers that are different from, or in addition to, their interests as Outdoor Channel stockholders generally. The members of Outdoor Channel’s board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions. Please see “The Proposed Transaction—Interests of Certain Persons in the Mergers” on page 85.

Q:	What are the conditions to closing the mergers?

A:	Consummation of the mergers is subject to certain conditions, including, among others, adoption of the merger agreement by holders of a majority of the shares of Outdoor Channel stock entitled to vote, customary regulatory approvals, no material adverse change in Outdoor Channel or IMOTSC and other customary closing conditions. For more information, see the section entitled “The Merger Agreement (Proposal No. 1)—Conditions to the Mergers.”

Q:	What are the material federal income tax consequences of the mergers?

A:

The consummation of the Outdoor Channel merger is conditioned on the receipt by Outdoor Channel of an opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Outdoor Channel, to the effect that for U.S. federal income purposes the mergers, taken together, will constitute an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and the consummation of the IMOTSC merger is conditioned on the receipt by IMOTSC of a similar opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to IMOTSC, in each case dated as of the closing date of the mergers. As a result, a U.S. holder of Outdoor Channel common stock that, pursuant to the Outdoor Channel merger, exchanges the Outdoor Channel common stock for IMOH common stock will not recognize gain or loss upon such exchange. A U.S. holder of Outdoor Channel common stock that exchanges such stock for a combination of IMOH common stock and cash would recognize gain but not loss to the extent of the lesser of the amount of gain realized or the amount of cash received. A U.S. holder of Outdoor Channel common stock that receives only cash in the Outdoor Channel merger would recognize any gain or loss realized. The aggregate tax basis of any IMOH common stock received by a U.S. holder will be equal to the aggregate tax basis of the Outdoor Channel common stock surrendered by such holder, increased by the amount of any gain recognized and decreased by the amount of any cash received, and the holding period of any IMOH common stock received by a U.S. holder will include the holding period of the Outdoor Channel common stock surrendered by such U.S. holder.

Tax matters are very complicated. Accordingly, we encourage you to consult your own tax advisor for a full understanding of the tax consequences of the mergers to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information, see the section entitled “Material U.S. Federal Income Tax Consequences.”

Q:	When do you expect the transaction to be consummated?

A:	We anticipate that the merger and other transactions contemplated by the merger agreement will be completed by the end of the first quarter of Outdoor Channel’s fiscal year 2013 if the requisite stockholder votes are obtained, assuming the other conditions to consummation of the mergers are satisfied or waived. However, it is possible that the transaction will not be consummated during that timeframe. For more information, see “The Merger Agreement (Proposal No. 1)—Conditions to the Mergers.”

Q:	Am I entitled to appraisal rights?

A:	To the extent required under Delaware law, Outdoor Channel stockholders will be entitled to appraisal rights under the General Corporation Law of the State of Delaware in connection with the Outdoor Channel merger.

Q:	Who may vote at the special meeting?

A:	Only Outdoor Channel stockholders of record at the close of business on will be entitled to vote at the special meeting. On the record date, there were shares of Outdoor Channel common stock outstanding and entitled to vote.

Q:	How many votes do Outdoor Channel stockholders have?

A:	Each holder of Outdoor Channel common stock will be entitled to one vote for each share held on all matters to be voted upon at the special meeting. The holders of record of Outdoor Channel common stock will vote on all matters to be voted upon at the special meeting.

As of the record date, directors and executive officers of Outdoor Channel as a group beneficially owned and were entitled to vote approximately              shares of Outdoor Channel common stock, representing approximately              of the votes entitled to be cast at the special meeting. All of the directors and executive officers of Outdoor Channel who are entitled to vote at the special meeting have agreed to vote their shares of Outdoor Channel common stock in favor of all of the proposals to be presented at the special meeting.

As of the record date, the Massie Parties beneficially owned and were entitled to vote approximately 36% of the Outdoor Channel common stock entitled to vote at the special meeting. In connection with the merger agreement, on November 15, 2012, IMOH entered into a support agreement (the “Support Agreement”) with the Massie Parties, the members of the Outdoor Channel Board and the executive officers of Outdoor Channel (collectively, the “Supporting Parties”). Under the Support Agreement, the Supporting Parties agree to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger. For additional information, see the sections entitled “The Proposed Transaction—Background of the Proposed Transaction,” “The Proposed Transaction—Interests of Certain Persons in the Mergers” and “Principal Stockholders.”

Q:	What stockholder approvals are required for Outdoor Channel?

A:	Proposal No. 1: The affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote are required to adopt the merger agreement.

Proposal No. 2: If a quorum is present, the affirmative vote of the holders of a majority of the shares of Outdoor Channel common stock present in person or represented by proxy and entitled to vote is required to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel in connection with the mergers pursuant to pre-existing arrangements.

Proposal No. 3: If a quorum is present, the affirmative vote of the holders of a majority of Outdoor Channel common stock present in person or represented by proxy and entitled to vote on the matter is required to approve an adjournment of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to vote in favor of adopting the merger agreement.

All other actions considered at the meeting may be taken upon the affirmative vote of the holders of a majority of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter.

Unless otherwise indicated, the discussions relating to the procedures for voting stock are applicable to holders of Outdoor Channel common stock, present in person or represented by proxy and entitled to vote at the special meeting.

Q:	What constitutes a quorum?

A:	A quorum of at least a majority of the voting power of all outstanding shares of common stock of Outdoor Channel present in person or represented by proxy and entitled to vote at the special meeting is necessary to hold a valid special meeting. On the record date, there were an aggregate of shares of Outdoor Channel common stock outstanding. Thus, shares of Outdoor Channel common stock must be present in person or represented by proxy at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Your shares will be counted towards the quorum only if you are present in person at the special meeting or submit a valid proxy in accordance with the procedures set forth in “How do I vote?” below. Abstentions will also be counted towards the quorum requirement, but broker non-votes will not be counted towards the quorum requirement. If there is no quorum, a majority of the shares present in person or represented by proxy at the special meeting may vote to adjourn the special meeting to another date.

Q:	What if I return a proxy card but do not make specific choices?

A:	If Outdoor Channel receives a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted “For” the adoption of the merger agreement, “For” approval on an advisory (non-binding) basis of the “golden parachute” compensation payable or that could become payable to the name executive officers in connection with the mergers and “For” the approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement. If any other matter is properly presented at the special meeting, your proxy (i.e., one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Q:	What effect do abstentions and broker non-votes have on the outcome of the proposals?

A:	An abstention has the same effect as a vote “against” each of the proposals.

A “broker non-vote” occurs when a broker or bank cannot vote for a proposal because the broker or bank did not receive instructions from the beneficial owner on how to vote and does not have discretionary authority to vote on the beneficial owner’s behalf in the absence of instructions. Broker non-votes are not counted as present for the purpose of determining the existence of a quorum and also have the same effect as a vote “against” the proposal to adopt the merger agreement. Broker non-votes will have no effect on the non-binding advisory vote on the proposal to approve “golden parachute” compensation or the proposal to adjourn the meeting to permit further solicitation of proxies.

Q:	How does Outdoor Channel’s board of directors recommend that I vote?

A:	Outdoor Channel’s board of directors unanimously recommends that Outdoor Channel stockholders vote:

FOR Proposal No. 1 to adopt the merger agreement,

FOR Proposal No. 2 to approve on an advisory (and non-binding) basis the “golden parachute” compensation payable or that could become payable to Outdoor Channel’s named executive officers in connection with the mergers, and

FOR Proposal No. 3 to approve a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes to adopt the merger agreement.

Q:	When and where is the special meeting?

A:	The special meeting will take place on at a.m. Pacific Time at Outdoor Channel’s broadcast facility located at 43455 Business Park Drive, Suite 103 in Temecula, California.

Q:	Why is my vote important?

A:	If you do not submit your proxy or vote in person at the special meeting, it will be more difficult for Outdoor Channel to obtain the necessary quorum to hold the special meeting. In addition, the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote. As a result, your failure to vote will have the same effect as a vote “against” the merger and the adoption of the merger agreement.

Q:	Why am I being asked to cast an advisory (non-binding) vote to approve the “golden parachute” compensation payable or that could become payable to Outdoor Channel’s named executive officers in connection with the mergers pursuant to pre-existing severance arrangements?

A:	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protections Act of 2010, adopted rules that require Outdoor Channel to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to Outdoor Channel’s named executive officers in connection with the mergers.

Q:	What will happen if Outdoor Channel’s stockholders do not approve the advisory vote on “golden parachute” compensation?

A:	Approval of the “golden parachute” compensation payable or that could become payable under pre-existing severance arrangements that Outdoor Channel’s named executive officers may receive in connection with the mergers is not a condition to the completion of the mergers. The vote with respect to “golden parachute” compensation is an advisory vote and will not be binding on Outdoor Channel or IMOH regardless of whether the merger agreement is approved. Therefore, regardless of whether stockholders approve the “golden parachute” compensation, if the mergers are approved by the stockholders and completed, the “golden parachute” compensation will still be paid to Outdoor Channel’s named executive officers to the extent payable in accordance with the terms of such pre-existing compensation arrangements.

Q:	What do I need to do now?

A:	After you carefully read this proxy statement/prospectus, review, complete, and sign the proxy card or voting instruction card contained in your proxy materials. Please mail the executed proxy or voting instruction card in the enclosed return envelope as soon as possible, but in any event no later than 11:59 p.m. Pacific Time on , so that your shares may be represented at the special meeting. In order to assure that your shares are voted, please submit your proxy as instructed on your proxy or voting instruction card even if you currently plan to attend the special meeting in person.

Q:	How do I vote?

A:	You may vote “For,” “Against” or “Abstain” from voting on any proposal. Votes will be counted by the inspector of elections appointed for the special meeting. The procedures for voting are as follows:

Submitting a Proxy Prior to the Special Meeting

Whether or not you plan to attend the special meeting, we urge you to submit a proxy prior to the special meeting to ensure that your shares are voted. The deadline for submitting a proxy prior to the special meeting is 11:59 p.m. Pacific Time on                     .

Giving your proxy means that you authorize us to vote your shares at the special meeting in the manner you direct. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by Outdoor Channel’s board of directors as described above.

If any other matter is presented, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement/prospectus went to press, we knew of no matters which needed to be acted on at the special meeting, other than those discussed in this proxy statement/prospectus.

Voting During the Special Meeting

•	If you hold shares directly in your name, you may vote during the special meeting in person prior to the close of voting.

•

If your shares are held in “street name” through a bank, broker or other nominee, in order to vote during the special meeting you must request and obtain a new, valid proxy card from such nominee prior to the meeting (please contact them for further information). Once you have obtained and properly completed this new proxy card, you may vote in person prior to the close of voting.

Q:	Do I hold my shares of record or in street name?

A.	If on the record date, your shares were registered directly in your name with Outdoor Channel’s transfer agent, Computershare Trust Co., then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. If on the record date your shares were held in an account at a brokerage firm, bank, dealer or similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the special meeting.

As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the special meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

Q:	If my Outdoor Channel shares are held in street name by my broker, will my broker vote my Outdoor Channel shares for me?

A:

Brokers cannot vote your Outdoor Channel shares on Proposal No. 1 to adopt the merger agreement, Proposal No. 2 to approve on an advisory (non-binding) basis the “golden parachute” compensation payable or that could become payable to Outdoor Channel’s named executive officers in connection with the mergers or No. 3 to approve a proposal to adjourn the meeting. Therefore, it is important that you follow the directions provided by your broker about how to instruct your broker to vote your shares. If you do not provide instructions to your broker about how to vote your shares on these proposals, your shares will be treated as “broker non-votes” with respect to these proposals. See the section in this Q & A entitled “What effect do absentions and broker non-votes have on the outcome of the proposals” for a discussion of the effects of broker non-votes with respect to each of the proposals.

Q:	How are votes counted?

A:	The inspector of elections for the special meeting will tabulate the votes.

Q:	How can I find out the voting results?

A:	Preliminary and final voting results will be publicly announced as promptly as practicable. Preliminary voting results may be announced at the special meeting.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

Prior to the special meeting, you may:

•	submit another properly completed proxy card with a later date by following the return instructions on the proxy card;

•	submit another proxy by telephone or over the Internet after you have already provided an earlier proxy (please refer to “How do I vote?” above for instructions on how to do so); or

•	send a written notice that you are revoking your proxy to our Secretary or Assistant Secretary at our principal offices at 43445 Business Park Drive, Suite 103, Temecula, CA 92590.

During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow directions from such nominee to change those instructions.

Q:	Who is paying for this proxy solicitation?

A:	Outdoor Channel will pay for the entire cost of soliciting proxies. In addition to the Outdoor Channel proxy materials, Outdoor Channel’s directors, officers, other employees and any other solicitors that Outdoor Channel may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Outdoor Channel will provide copies of its solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of Outdoor Channel common stock for distribution to such beneficial owners.

Q:	What does it mean if I receive more than one proxy card instructing me to vote?

A:	If you receive more than one proxy card or more than one email instructing you to vote, this means your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each proxy card, and respond to each email, to ensure that all of your shares are voted.

Q:	What does it mean if multiple members of my household are stockholders but we only received one set of proxy materials?

A:	If you hold shares in “street name,” in accordance with a notice sent to certain brokers, banks or other nominees, we are sending only one proxy statement/prospectus to an address unless we received contrary instructions from any stockholder at that address. This practice, known as “householding,” is designed to reduce Outdoor Channel’s printing and postage costs. If you hold shares in your name rather than in street name and you would like to receive only one proxy statement/prospectus for your household, please contact Outdoor Channel’s transfer agent, Computershare Trust Co. at (800) 736-3001.

However, if any stockholder residing in your household wishes to receive a separate proxy statement/prospectus for future special meetings, they may call Outdoor Channel’s Investor Relations department at (951) 699-6991 or write to Investor Relations at 43445 Business Park Drive, Suite 103, Temecula, CA 92590. For more information, see “The Special Meeting and Proxy Solicitation—Outdoor Channel Householding Information.”

Q:	Whom can I contact with any additional questions?

A:	If you have questions about the special meeting or would like additional copies of this proxy statement/prospectus, you should contact:

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

Attention: Investor Relations

Phone Number: (951) 699-6991

SUMMARY

This summary highlights some of the information contained elsewhere in this proxy statement/prospectus. It is not complete and may not contain all of the information that you may want to consider. We urge you to read carefully this entire proxy statement/prospectus, including “Risk Factors” beginning on page 32, and the other documents we refer you to for a more complete understanding of the proposed transaction and subsequent combination. See “Where You Can Find More Information.” Certain items in this summary include a page reference directing you to a more complete description of that item. Unless otherwise indicated in this proxy statement/prospectus or the context otherwise requires, throughout this proxy statement/prospectus we generally refer to Outdoor Channel Holdings, Inc. and, where applicable, its consolidated subsidiaries as “Outdoor Channel,” InterMedia Outdoors Holdings, LLC and, where applicable, its consolidated subsidiaries as “IMOTSC,” InterMedia Outdoor Holdings, Inc., a newly formed holding company, as “IMOH,” Outdoor Merger Corp., an indirect wholly owned subsidiary of IMOH, as “Outdoor Channel Sub,” Outdoor Merger Sub, LLC, an indirect wholly owned subsidiary of IMOH, as “InterMedia Sub,” Thomas H. Massie, Perry T. Massie, and their affiliated entities, Musk Ox Investments, LP, The Wilma M. Massie Trust dated June 3, 1994, The Wilma M. Massie Irrevocable Trust dated April 27, 1994, Massie Family Trust dated May 23, 2007, Perry T. Massie & Sandra Lynn Massie Trust dated October 14, 1997, The Perry and Sandy Massie Foundation and The Thomas and Cindy Massie Foundation as the “Massie Parties” and the Agreement and Plan of Merger, dated as of November 15, 2012, by and among Outdoor Channel, IMOTSC, IMOH, Outdoor Channel Sub and InterMedia Sub, as amended, as the “merger agreement.”

The Companies (see page 157)

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

Telephone: (951) 699-6991

Outdoor Channel, a Delaware corporation, is an entertainment and media company with operations in the following three segments:

THE OUTDOOR CHANNEL: The Outdoor Channel, Inc. segment is comprised of The Outdoor Channel, Inc., a Nevada corporation and a wholly owned indirect subsidiary of Outdoor Channel. It operates Outdoor Channel®, a national television network devoted to traditional outdoor related lifestyle programming and outdoorchannel.com.

PRODUCTION SERVICES: Outdoor Channel’s Production Services segment is comprised of Winnercomm, Inc., a Delaware corporation. Winnercomm’s businesses relate principally to the production, development and marketing of sports and outdoor related programming and production activities and to website development, management and hosting services.

AERIAL CAMERAS: Outdoor Channel’s Aerial Cameras segment is comprised of CableCam, LLC and SkyCam, LLC, both Delaware limited liability companies. The Aerial Cameras business relates principally to the providing of suspended aerial camera services to media networks for inclusion in those networks’ production of sporting events.

For the year ended December 31, 2011, contributions to Outdoor Channel’s consolidated revenues from its segments were as follows: TOC 79%, Production Services 9% and Aerial Cameras 12%.

Outdoor Channel was originally incorporated in Alaska in 1984 and operated a gold prospecting business for some time. In 1993 it formed the Outdoor Channel, Inc. (“TOC”), initially as a wholly owned subsidiary, to begin airing its programming. In order to raise capital, TOC sold equity which resulted in it becoming only a majority owned subsidiary. On September 8, 2004, Outdoor Channel acquired all of the outstanding shares of The Outdoor Channel, Inc. that it did not previously own. Effective September 15, 2004, Outdoor Channel reincorporated from Alaska into Delaware. In 2007, Outdoor Channel sold its gold prospecting business. Outdoor Channel Holdings, Inc. wholly owns OC Corporation, a California Corporation, which in turn wholly owns TOC. Outdoor Channel Holdings is also the sole member of 43455 BPD, LLC, the entity that owns the building that houses Outdoor Channel’s broadcast facility and executive offices. TOC operates Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming.

On January 12, 2009, Outdoor Channel entered into and completed an asset purchase agreement with Winnercomm, Inc., an Oklahoma corporation and wholly owned subsidiary of Winnercomm Holdings, Inc., a Delaware corporation, Cablecam, LLC, an Oklahoma limited liability company, and Skycam, LLC, an Oklahoma limited liability company, pursuant to which Outdoor Channel purchased certain assets and assumed certain liabilities of the sellers and formed Winnercomm, CableCam and SkyCam. Outdoor Channel Holdings wholly owns Winnercomm which in turn wholly owns CableCam and SkyCam.

InterMedia Outdoors Holdings, LLC

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2862

InterMedia Outdoors Holdings, LLC, a Delaware limited liability company, is a multimedia company that serves the information and entertainment needs of outdoors enthusiasts in the United States. IMOTSC’s content reaches its targeted audience across a variety of complementary television, digital, print, radio, social and event properties. IMOTSC operates in the following two segments:

•	NETWORK AND DIGITAL MEDIA: IMOTSC’s Network and Digital Media segment is comprised of a national television network, a television production business and several digital media properties.

•	The Sportsman Channel® is a national television network which features hunting, shooting and fishing themed programming for the American sportsman.

•

The television production business produces hunting, shooting and fishing themed programming for The Sportsman Channel as well as other outdoor related programming for third parties on a “work for hire” basis.

•	The digital media business manages a network of 18 individually branded websites dedicated to hunting, shooting and fishing content.

•

PUBLISHING: IMOTSC’s Publishing segment is comprised of a magazine publishing business that produces 15 market-leading enthusiast titles in the hunting, shooting and fishing categories, over 30 special interest magazine editions annually, a consumer events business and a merchandise business.

For the nine months ended September 30, 2012, contributions to IMOTSC’s consolidated revenues from the Network and Digital Media segment and Publishing segment were 36% and 64%, respectively.

InterMedia Outdoor Holdings, Inc.

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2862

IMOH is a Delaware corporation and a newly formed holding company with no assets or liabilities. IMOH was formed solely to effect the proposed transaction and has not conducted any business, other than in connection with the merger agreement and related ancillary agreements to which IMOH is a party. Pursuant to the merger agreement, Outdoor Channel and IMOTSC will survive as wholly owned subsidiaries of IMOH. IMOH intends to list its common stock for trading on The NASDAQ Global Market (“NASDAQ”) and it is anticipated that its symbol will be “OUTD.”

Outdoor Merger Corp.

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2862

Outdoor Channel Sub is a newly formed Delaware corporation and an indirect wholly owned subsidiary of IMOH, which was formed solely to effect the proposed merger transaction and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, Outdoor Channel Sub will merge with and into Outdoor Channel with Outdoor Channel continuing as the surviving corporation and a wholly owned subsidiary of IMOH.

Outdoor Merger Sub, LLC

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2850

InterMedia Sub is a newly formed Delaware limited liability company and an indirect wholly owned subsidiary of IMOH formed solely to effect the proposed merger transaction and has not conducted and will not conduct any business during any period of its existence. Pursuant to the merger agreement, InterMedia Sub will merge with and into IMOTSC with IMOTSC continuing as the surviving limited liability company and a wholly owned subsidiary of IMOH.

The Merger Agreement (Proposal No. 1) (see page 104)

The merger agreement is attached as Annex A-1 to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Outdoor Channel encourages its stockholders to read the merger agreement carefully and in its entirety, as the merger agreement is the principal legal document governing the mergers.

The Proposed Transaction (see page 64)

On November 15, 2012, Outdoor Channel entered into the merger agreement with IMOTSC, IMOH, Outdoor Channel Sub and InterMedia Sub. Under the merger agreement, (i) Outdoor Channel Sub will merge with and into Outdoor Channel, with Outdoor Channel as the surviving corporation (the “Outdoor Channel merger”), and (ii) InterMedia Sub will merge with and into IMOTSC, with IMOTSC as the surviving limited liability company (the “IMOTSC merger,” which together with the Outdoor Channel merger are referred to herein as the “mergers”). Outdoor Channel Sub and InterMedia Sub are both indirect wholly owned subsidiaries of IMOH. As a result of the mergers, Outdoor Channel and IMOTSC will become subsidiaries of IMOH, which is expected to be listed for trading on NASDAQ. Outdoor Channel’s board of directors (the “Outdoor Channel Board”) unanimously approved the merger agreement.

Consideration with Respect to Outdoor Channel Stock (see page 105)

Upon the consummation of the mergers, each outstanding share of Outdoor Channel common stock will be automatically converted into and will represent the right to receive the following consideration, pursuant to an election made by each stockholder, subject to proration in certain circumstances as described below (and subject to certain adjustments for fractional shares and the like as set forth in the merger agreement): (x) $8.00 in cash, without interest (the “Cash Consideration”), with respect to each share of Outdoor Channel common stock (the “Outdoor Channel common stock”) for which an election to receive cash has been made (each such share, a “Cash Election Share”); (y) one share of IMOH common stock (“IMOH common stock”) which is equal to 1:1 (the “OUTD Exchange Ratio”) (together with any fractional shares of IMOH to be paid in accordance with the merger agreement, the “Stock Consideration”) with respect to each share of Outdoor Channel common stock for which an election to receive stock has been made (each such share, a “Stock Electing Share”); or (z) with respect to each share of Outdoor Channel common stock for which an election to receive mixed stock and cash has been made (each such share, a “Mixed Election Share”) or for each share of Outdoor Channel common stock for which no election has been made (each such share, a “No Election Share”), a combination of (A) $4.46 in cash, without interest (such amount, the “Mixed Consideration Cash”) and (B) that portion of a share of IMOH common stock equal to 0.443 (together with any fractional shares of IMOH to be paid in accordance with the merger agreement, the “Mixed Consideration Stock”) (the Mixed Consideration Cash, together with the Mixed Consideration Stock, the “Mixed Consideration”).

Upon the consummation of the mergers, members of IMOTSC (the “InterMedia Unit Holders”) will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their equity interests of IMOTSC, subject to various adjustments set forth in the merger agreement. Shares of IMOH common stock shall be allocated among the InterMedia Unit Holders in accordance with the merger agreement and the IMOTSC limited liability company agreement.

Immediately after the mergers, the stockholders of Outdoor Channel are expected to own approximately 32.4% of IMOH, including the Massie Parties, who are anticipated to own no greater than              of IMOH, and the InterMedia Unit Holders are expected to own approximately 67.6% of IMOH. Substantially all of the shares held by the InterMedia Unit Holders are held by or on behalf of InterMedia Partners VII, L.P. (“InterMedia Partners”). In addition, IMOH will finance the acquisition through a new $140 million term loan facility. Following the consummation of the mergers, IMOH will also have access to a new $10 million revolving credit facility.

Proration Procedures

The proration procedures are designed to ensure that the shares of Outdoor Channel common stock to be converted in the Outdoor Channel merger are converted into an aggregate of $115,000,000 in cash (the “Available Cash Amount”) and approximately 32.4% of the IMOH common stock outstanding immediately after the consummation of the mergers. If the elections of all of the Outdoor Channel common stockholders result in an oversubscription or undersubscription of the Cash Election Shares, the Available Cash Amount will not be adjusted; it will remain fixed. For example, if the number of Cash Election Shares plus cash paid in connection with Mixed Consideration exceeds the Available Cash Amount then each stockholder making a cash election will receive common stock of IMOH and a prorated amount of cash. If the number of Cash Election Shares plus cash paid in connection with Mixed Consideration does not exceed the Available Cash Amount, then stockholders electing Stock Consideration will receive a portion of their merger consideration in cash. Stockholders electing Mixed Consideration will not be subject to proration.

IMOH will appoint an exchange agent reasonably acceptable to Outdoor Channel (the “Exchange Agent”) and the Exchange Agent will allocate the Available Cash Amount and IMOH common stock to be paid to the Outdoor Channel common stockholders pursuant to the proration procedures described below. The amount of cash consideration and the number of shares of IMOH common stock to be received by holders making a cash or stock election will be dependent upon the elections of other Outdoor Channel common stockholders. Accordingly, there is no assurance that an Outdoor Channel common stockholder that has made a cash or stock election in respect of shares of its Outdoor Channel common stock will receive the form or combination of consideration it elected.

Cash Election. The merger agreement provides that all Cash Election Shares will be converted into the right to receive the Cash Consideration, subject to proration, determined as follows:

If the sum of (a) the product of the aggregate number of Cash Election Shares and the Cash Consideration (such product, the “Elected Cash Consideration”) and (b) the aggregate Mixed Consideration Cash exceeds the Available Cash Amount then

(i)	all Stock Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive the Stock Consideration;

(ii)	all Mixed Election Shares and all No Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Mixed Consideration; and

(iii)	the Cash Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive:

•

the Cash Consideration equal to the product obtained by multiplying (a) the number of such holder’s Cash Election Shares by (b) a fraction, the numerator of which is (1) the Available Cash Amount minus (2) the aggregate Mixed Consideration Cash and the denominator of which is the Elected Cash Consideration; and

•	the remaining portion of such holder’s Cash Election Shares will be converted into the right to receive the Stock Consideration.

Stock Election. The merger agreement provides that all Stock Election Shares will be converted into the right to receive the Stock Consideration, subject to proration, determined as follows:

If the sum of (a) Elected Cash Consideration and (b) the aggregate Mixed Consideration Cash is less than the Available Cash Amount (such difference, the “Shortfall Number”) then

(i)	all Cash Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Cash Consideration;

(ii)	all Mixed Election Shares and all No Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Mixed Consideration; and

(iii)	the Stock Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive:

•

the Cash Consideration, with such portion being equal to the product obtained by multiplying (a) the number of such holder’s Stock Election Shares by (b) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $8.00; and

•	the remaining portion of such holder’s Stock Election Shares will be converted into the right to receive the Stock Consideration.

Mixed Cash/Stock Election. The merger agreement provides that all Mixed Election Shares and all No Election Shares will be converted into the right to receive the Mixed Consideration. Mixed Election Shares and No Election Shares are not subject to the proration procedures. Accordingly, an Outdoor Channel common stockholder that has made a valid election for mixed stock and cash will automatically receive Mixed Consideration Cash ($4.46 per share in cash without interest) and the Mixed Consideration Stock (0.443 of a share of IMOH common stock) for each share of Outdoor Channel common stock. Outdoor Channel stockholders not making an election will be deemed to have elected to receive the Mixed Consideration.

In the event a holder of shares of Outdoor Channel common stock makes an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (counted to the nearest whole share) and makes an election to receive stock for 44.26% of such holder’s aggregate outstanding shares (rounded to the nearest whole share), and indicates its intent on its election form to receive the equivalent of Mixed Consideration for all of such holder’s shares, then such holder’s shares will not be subject to proration. In addition, as discussed above, none of the Mixed Election Shares will be subject to proration.

For purposes of illustration, if a holder of 1,000 shares of Outdoor Channel common stock makes:

•

a cash election for all of such holder’s shares and all other holders of Outdoor Channel common stock make a stock election for all of their shares, then such holder will receive a total of $8,000 in cash;

•

a cash election for all of such holder’s shares and all other holders of Outdoor Channel common stock also make a cash election for all of their shares or make a mixed cash/stock election, then all holders of Outdoor Channel common stock who have made a cash election will receive a prorated amount of cash for a portion of their shares and IMOH common stock for the remaining portion of their shares;

•

a stock election for all of such holder’s shares and all other holders of Outdoor Channel common stock make a cash election for all of their shares, then such holder will receive a total of 1,000 shares of IMOH common stock;

•

a stock election for all of such holder’s shares and all other holders of Outdoor Channel common stock also make a stock election for all of their shares or make a mixed cash/stock election, then all holders of Outdoor Channel common stock who have made a stock election will receive a prorated amount of cash for a portion of their shares and IMOH stock for the remaining portion of their shares;

•

a mixed cash/stock election for all of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration);

•

no election with respect to all of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration); or

•

an election to receive cash for 55.74% of such holder’s shares and stock for 44.26% of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration).

Please refer to the section entitled “The Merger Agreement (Proposal No. 1)—Merger Consideration” to find detailed information regarding the election to be made by the Outdoor Channel stockholders and the proration procedures. See also “Risk Factors—Holders of Outdoor Channel common stock who make cash or stock elections may not receive all merger consideration in the form so elected.”

Outdoor Channel Stockholder Election Procedures (see page 108)

Prior to the effective time of the mergers, IMOH will appoint the Exchange Agent for the purpose of exchanging certificates of Outdoor Channel common stock for the applicable merger consideration.

Concurrently with the mailing of this proxy statement/prospectus, an election form will be mailed to each record holder of Outdoor Channel common stock as of the record date for the special meeting of Outdoor Channel’s stockholders. The election forms will permit the holder to specify (i) the number of shares for which such holder elects to receive the Cash Consideration, (ii) the number of shares for which such holder elects to receive the Stock Consideration, and/or (iii) the number of shares for which such holder elects to receive the Mixed Consideration. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York city time, on             , which is the 10th day preceding the special meeting of Outdoor Channel’s stockholders.

The actual allocation of cash and stock is subject, in each case, to the proration procedures set forth in the merger agreement. For more information regarding these proration procedures, see the section “The Merger

Agreement (Proposal No. 1)—Merger Consideration.” See also “Risk Factors—Holders of Outdoor Channel common stock who make cash or stock elections may not receive all of their merger consideration in the form they elected.”

To make a valid election, each Outdoor Channel common stockholder must submit a properly completed election form so that it is actually received by the Exchange Agent at or prior to the election deadline. An election form will be properly completed only if accompanied by any additional documents specified by the procedures set forth in the election form.

If an Outdoor Channel common stockholder does not submit the election form and other required materials, the election form and other required materials are not received by the Exchange Agent by the election deadline, the election form and other required materials are improperly completed and/or are not signed, such stockholder will be deemed not to have made an election. Outdoor Channel common stockholders not making an election will be deemed to have elected to receive the Mixed Consideration.

As soon as reasonably practicable after the effective time of the mergers, but in no event more than two business days following the effective time, IMOH or the Exchange Agent will send to all holders of Outdoor Channel common stock a transmittal letter and instructions for the surrender of shares of Outdoor Channel common stock for the applicable merger consideration. The letter of transmittal will specify that the delivery of the certificates will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates which represent such stockholders’ shares of Outdoor Channel common stock covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) or, in case of book-entry shares, any additional documents specified by the procedures set forth in the transmittal letter. Delivery will be effected, and risk of loss and title to shares of Outdoor Channel common stock will pass, only upon transfer of certificates of Outdoor Channel common stock to the Exchange Agent in the manner set forth in the transmittal letter and instructions.

Directors and Executive Officers of IMOH After the Proposed Transaction (see page 152)

Immediately following the mergers, the board of directors of IMOH will be divided into three classes and will be comprised of nine individuals. Initially, five directors will be designated by IMOTSC: Peter Kern, Alan Sokol, Jerome Letter,      and      three directors will be designated by Outdoor Channel (with each serving in a different class from one another): Perry T. Massie, David Merritt and T. Bahnson Stanley; and one director will be the President and Chief Executive Officer and of IMOH: Thomas E. Hornish.

Immediately following the mergers, IMOH’s management team will consist of Peter Kern as Executive Chairman of the Board, Thomas E. Hornish as the President and Chief Executive Officer, Thomas D. Allen as the Chief Financial Officer and Chief Operating Officer, Gavin Harvey as President—Television Networks, Jeffrey Paro as President—Publishing, Integrated Media and Branded Content and Catherine C. Lee as Executive Vice President, General Counsel and Corporate Secretary. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012 and previously served as Outdoor Channel’s General Counsel from December 2004 until January 2012 and Chief Operating Officer from 2007 until January 2012. Mr. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. Mr. Harvey has served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Mr. Paro has served as InterMedia Outdoors, Inc.’s Chief Executive Officer since January 2007. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary since February 2012.

Financing the Proposed Transaction (see page 96)

IMOH has obtained commitments for $150 million in financing from CIT Finance, LLC (“CIT”) to be provided through a combination of a new $140 million term loan and a new $10 million revolving credit facility. Proceeds from the financing will be used to facilitate the mergers and specifically to: (i) pay cash merger consideration, (ii) refinance certain existing indebtedness of IMOTSC and its subsidiaries, (iii) fund ongoing working capital requirements, (iv) pay related transaction fees and expenses and (v) for general corporate purposes.

Recommendation to Outdoor Channel’s Stockholders (see page 76)

The Outdoor Channel Board unanimously believes the merger agreement and the proposed transaction are advisable to and in the best interests of Outdoor Channel’s stockholders and recommends that you vote FOR the proposal to adopt the merger agreement. The Outdoor Channel Board also recommends that you vote FOR approval, on an advisory (non-binding) basis, of the “golden parachute” compensation payable or that could become payable to the Outdoor Channel named executive officers in connection with the mergers. The Outdoor Channel Board further recommends that you vote FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement. When you consider the Outdoor Channel Board’s recommendation, you should be aware that Outdoor Channel’s directors may have interests in the transaction that may be different from, or in addition to, your interests. These interests are described in “The Proposed Transaction—Interests of Certain Persons in the Mergers.”

Outdoor Channel’s Reasons for the Proposed Transaction (see page 72)

In evaluating the proposed transaction, the Outdoor Channel Board consulted with Outdoor Channel’s management and legal and financial advisors and, in making its recommendation, the Outdoor Channel Board considered a number of factors, including those factors described under “The Proposed Transaction—Background of the Proposed Transaction—Recommendation of the Outdoor Channel Board of Directors; Reasons for the Transaction.”

Opinion of Outdoor Channel’s Financial Advisor (see page 78)

In connection with the mergers, Outdoor Channel’s financial advisor, Lazard Frères & Co. LLC, delivered an opinion, dated November 15, 2012, to Outdoor Channel’s Board as to the fairness, from a financial point of view and as such date, of the consideration to be paid in the Outdoor Channel merger to holders of Outdoor Channel common stock (other than holders who are entitled to and properly demand an appraisal of their shares of Outdoor Channel common stock). The full text of Lazard’s written opinion is attached to this proxy statement/prospectus as Annex B and sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion. Lazard’s engagement and its opinion were for the benefit of Outdoor Channel’s Board (in its capacity as such) and Lazard’s opinion was rendered to Outdoor Channel’s Board in connection with its evaluation of the Outdoor Channel merger consideration from a financial point of view and did not address any other aspects of the mergers. Lazard’s opinion did not address the relative merits of the mergers as compared to any other transaction or business strategy in which Outdoor Channel might engage or the merits of the underlying decision by Outdoor Channel to engage in the mergers. Lazard’s opinion was not intended to and does not constitute a recommendation to any stockholder as to any election to be made in respect of the Outdoor Channel merger consideration or how any stockholder should vote or act with respect to the mergers or any related matter.

Risks Relating to the Proposed Transaction (page 32)

You should understand that the following important factors, in addition to those discussed in “Risk Factors” below and elsewhere in this proxy statement/prospectus, and in the documents which are incorporated by reference in this proxy statement/prospectus, could affect the future results of IMOTSC and Outdoor Channel, and of IMOH after the consummation of the proposed transaction, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	the failure of Outdoor Channel stockholders to adopt the merger agreement;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that required consents will not be obtained;

•	the risk that IMOH following this transaction will not realize its financing strategy;

•	litigation with respect to either company or the mergers; and

•	disruption from the mergers making it more difficult to maintain certain strategic relationships.

Outdoor Channel Stockholder Vote Required (see page 85)

Adoption of the merger agreement requires an affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote. Approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if adoption of the merger agreement is not obtained at the special meeting, requires the affirmative vote of the holders of a majority of the shares represented at the special meeting and entitled to vote on the matter.

Treatment of Outdoor Channel Equity Awards (see page 85)

Prior to the effective time of the mergers, the Outdoor Channel Board will adopt such resolutions or take such other actions as may be required to effect the following:

(1) adjust the terms of all options to purchase Outdoor Channel common stock (the “Outdoor Channel Stock Options”) outstanding immediately prior to the effective time of the mergers, whether vested or unvested, as necessary to provide that, at the effective time of the mergers, each Outdoor Channel Stock Option outstanding immediately prior to the effective time of the mergers shall be assumed and converted into an option to acquire shares of IMOH common stock, on the same terms and conditions as were applicable under such Outdoor Channel Stock Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) (each, as so adjusted, an “Outdoor Channel Assumed Stock Option”), except that (A) each such Outdoor Channel Assumed Stock Option shall represent the right to acquire the same whole number of shares of IMOH common stock (rounded down to the next whole share) (B) the option price per share of IMOH common stock under each Outdoor Channel Assumed Stock Option shall be equal to the option price per share of Outdoor Channel common stock subject to the related Outdoor Channel Stock Option in effect immediately prior to the effective time of the mergers; and

(2) provide that each equity award (other than an Outdoor Channel Stock Option) entitling the holder thereof to acquire shares of Outdoor Channel common stock (an “Outdoor Channel Equity Award”) shall be converted into an equity award entitling the holder thereof to receive shares of IMOH common stock (an “Outdoor Channel Assumed Equity Award”), on the same terms and conditions as were applicable to such Outdoor Channel Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) except that each Outdoor Channel Assumed Equity Award shall represent the right to acquire the whole number of shares of IMOH common stock (rounded down to the next whole share).

The above assumes that the Exchange Ratio remains fixed at 1:1 and is not adjusted by a stock split or similar event prior to consummation of the merger. We will notify holders of Outdoor Channel common stock in the event the OUTD Exchange Ratio is adjusted.

Interests of Certain Persons in the Mergers (see page 85)

When Outdoor Channel stockholders consider the Outdoor Channel Board’s recommendation that they vote in favor of the adoption of the merger agreement, they should be aware that Outdoor Channel executive officers and directors may have interests in the mergers that may be different from, or in addition to, their interests. These interests may create potential conflicts of interest. Outdoor Channel’s Board was aware that these interests existed when it approved the merger agreement. These interests include:

•	accelerated vesting of equity awards held by Outdoor Channel’s directors and certain of its executive officers in connection with the mergers;

•	pre-existing severance arrangements covering its executive officers; and

•	indemnification of Outdoor Channel’s directors and executive officers by IMOH following the mergers.

Additionally, certain executives of Outdoor Channel, specifically, Thomas E. Hornish, Thomas D. Allen and Catherine C. Lee have entered into an Assumption, Acknowledgment and Amendment Agreement with Outdoor Channel and IMOH which provide, contingent on the consummation of the mergers, that IMOH will assume the individual’s employment agreement and IMOH will grant such individuals new equity awards covering shares of IMOH common stock.

In connection with the IMOTSC merger, the 3,807,423 unvested Class E common units will accelerate and such units will be entitled to receive 57,597 shares of IMOH common stock in exchange for the cancellation of the Class E common units. Additionally, certain executives of IMOTSC, specifically, Gavin Harvey and Jeffrey Paro, have entered into an amendment to their respective employment agreements which provide, contingent on the consummation of the mergers, that IMOH will become a party to the employment agreements and that IMOH will grant such individuals new equity awards covering shares of IMOH common stock. Further information can be found in “The Proposed Transaction—Interests of Certain Persons in the Mergers” below.

Conditions to the Consummation of the Mergers (see page 117)

Consummation of the mergers is subject to certain conditions, including, among others, adoption of the merger agreement by holders of a majority of the shares of the Outdoor Channel stock entitled to vote, customary regulatory approvals, no material adverse change in Outdoor Channel or IMOTSC and other customary closing conditions. All regulatory approvals necessary to consummate the mergers have been received.

Termination of the Merger Agreement (see page 122)

The merger agreement may be terminated as follows:

•	by the mutual written consent of IMOTSC and Outdoor Channel;

•	by IMOTSC if there is a change in recommendation of the Outdoor Channel Board;

•	by Outdoor Channel if the Outdoor Channel Board decides to accept a Superior Proposal as described below;

•	by Outdoor Channel if all conditions set forth in the merger agreement have been satisfied and the debt financing has not or cannot be funded;

•	by either IMOTSC or Outdoor Channel if:

•	the effective time of the mergers does not occur on or before May 15, 2013;

•	the proposed transaction is enjoined or otherwise prohibited by law;

•	if Outdoor Channel’s stockholders do not adopt the merger agreement by the requisite vote; or

•	the non-terminating party breaches or violates any of its representations, warranties, covenants or agreements set forth in the merger agreement.

The Outdoor Channel Board may withdraw or change its recommendation to the Outdoor Channel stockholders with respect to the Outdoor Channel merger if the Outdoor Channel Board determines that to do otherwise would be inconsistent with its fiduciary duties because of the existence of an Intervening Event or a Superior Proposal (each as defined in the merger agreement). In addition, subject to certain procedural requirements (including the ability of IMOTSC to revise its offer) and payment of the termination fee discussed below, Outdoor Channel may terminate the merger agreement and enter into an agreement with a third party that makes a Superior Proposal.

Termination Fees (see page 124)

Following the termination of the merger agreement under specified circumstances generally related to a change in the recommendation by the Outdoor Channel Board or a termination in connection with a Superior Proposal, Outdoor Channel may be required to pay IMOTSC a termination fee of $6.5 million. In connection with the termination of the merger agreement due to the failure to obtain the debt financing, IMOTSC may be required to pay Outdoor Channel a reverse termination fee of $9 million. Such termination fees will be the parties’ sole remedy (if payable), except in the case of a willful and material breach, in which case the aggregate amount of damages of either party may not exceed $25 million.

Regulatory Matters (see page 98)

Consummation of the mergers is subject to prior receipt of those approvals and consents required to be obtained from applicable governmental and regulatory authorities, including under the Hart-Scott-Rodino Act (the “HSR Act”) and the regulations governing the transfer of control of Outdoor Channel’s Federal Communications Commission (the “FCC”) license. Outdoor Channel, IMOTSC and IMOH have agreed to cooperate and use all reasonable best efforts to obtain, or cause their applicable affiliates to obtain, all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the mergers as promptly as practicable.

Although Outdoor Channel and IMOTSC will have submitted the required notices to the applicable antitrust regulatory authorities in the United States, there can be no assurance that the remaining regulatory approvals will be obtained or that such approvals will be received on a timely basis.

Furthermore, the merger agreement requires Outdoor Channel and IMOTSC to cooperate to prepare and promptly file such application(s) as may be commercially reasonable and necessary for submission to the FCC in order to obtain the FCC’s approval of the transfer of control of the Outdoor Channel’s FCC license. However, there can be no assurance that the FCC will issue a ruling allowing the transfer of control of Outdoor Channel’s FCC license in a timely manner or at all.

Except for the competition and communications law approvals described above, Outdoor Channel, IMOTSC and IMOH are not aware of any other governmental approvals that are required for the mergers to become effective other than filings with NASDAQ regarding the listing of IMOH’s shares and filings with the SEC regarding this proxy statement/prospectus. Outdoor Channel, IMOTSC and IMOH intend to seek any other approvals required to consummate the mergers. There can be no assurance, however, that any such approvals will be obtained.

Dissenters’ Appraisal Rights (see page 184)

If and to the extent required under Delaware Law, Outdoor Channel stockholders will be entitled to appraisal rights under the General Corporation Law of the State of Delaware (“DGCL”) in connection with the mergers.

Under Delaware law, holders of Outdoor Channel common stock may be entitled to dissenters’ rights of appraisal in connection with the merger, provided that such holder meets all of the conditions set forth in Section 262 of the Delaware General Corporation Law. In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Outdoor Channel common stock for which such stockholder did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares), a stockholder may have the right, if such stockholder does not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. It is possible that the fair value as determined by the Delaware Chancery Court may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the mergers, are not opinions as to, and do not in any manner address, fair value under the DGCL. Outdoor Channel, IMOTSC and IMOH reserve the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

To exercise appraisal rights, a stockholder of Outdoor Channel must follow the strict procedures prescribed by Section 262 of the Delaware General Corporation Law. For additional information, please see the section titled “The Merger—Dissenters’ Appraisal Rights” beginning on page 184. In addition, the full text of Section 262 of the Delaware General Corporation Law is included as Annex C to this proxy statement/prospectus. We urge you to read this carefully.

Accounting Treatment (see page 98)

IMOTSC will be considered the accounting acquiror of the proposed merger transactions with IMOH and Outdoor Channel under ASC Topic 805—Business Combinations based on the following analysis:

In legal form IMOH will be acquiring Outdoor Channel and IMOTSC. However, after the mergers the current equity holders of IMOTSC, who we refer to elsewhere as the InterMedia Unit Holders, will retain approximately 67.6% of the voting common stock of IMOH and the stockholders of Outdoor Channel will retain approximately 32.4% of the voting common stock of IMOH.

IMOTSC exceeds Outdoor Channel in both assets and revenues. IMOTSC had consolidated assets as of December 31, 2011 of $189 million and consolidated total net revenues for fiscal year 2011 of $93 million. Outdoor Channel had consolidated assets as of December 31, 2011 of $149 million and consolidated total net revenues for fiscal year 2011 of $72 million.

The newly formed board of directors for IMOH will have nine directors, of which five will be appointed by IMOTSC. See further discussion at “Board of Directors, Board Committees and Executive Officers of IMOH” of this proxy statement/prospectus.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and IMOTSC for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

As a result of the foregoing analysis, for accounting and financial statement purposes, the transaction will be treated as an acquisition of Outdoor Channel by IMOTSC pursuant to U.S. generally accepted accounting principles. Accordingly, while IMOH is the legal acquiror and the registrant in the mergers, IMOTSC is deemed to be the accounting acquiror in the proposed transaction based on the analysis above. The acquisition of Outdoor

Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

Material U.S. Federal Income Tax Consequences (see page 188)

The consummation of the Outdoor Channel merger is conditioned on the receipt by Outdoor Channel of an opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Outdoor Channel, to the effect that for U.S. federal income tax purposes the mergers, taken together, will constitute an exchange described in Section 351 of the Code, and the consummation of the IMOTSC merger is conditioned on the receipt by IMOTSC of a similar opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to IMOTSC, in each case dated the closing date of the mergers. As a result, a U.S. holder of Outdoor Channel common stock that, pursuant to the Outdoor Channel merger, exchanges the Outdoor Channel common stock for IMOH common stock will not recognize gain or loss upon such exchange. A U.S. holder of Outdoor Channel common stock that exchanges such stock for a combination of IMOH common stock and cash would recognize gain (but not loss) to the extent of the lesser of the amount of gain realized or the amount of cash received. A U.S. holder of Outdoor Channel common stock that receives only cash in the Outdoor Channel merger would recognize any gain or loss realized. The aggregate tax basis of any IMOH common stock received by a U.S. holder will be equal to the aggregate tax basis of the Outdoor Channel common stock surrendered by such holder, increased by the amount of any gain recognized and decreased by the amount of any cash received, and the holding period of any IMOH common stock received by a U.S. holder will include the holding period of the Outdoor Channel common stock surrendered by such U.S. holder.

Material Support and Ancillary Agreements in Connection with the Proposed Transaction (see page 99)

Support Agreement

In connection with the merger agreement, on November 15, 2012, IMOH entered into a support agreement (the “Support Agreement”) with the Massie Parties, the members of the Outdoor Channel Board and the executive officers of Outdoor Channel (collectively, the “Supporting Parties”). Under the Support Agreement, the Supporting Parties agree to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) with respect to Outdoor Channel that would impede the merger or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger.

Registration Rights Agreement

In connection with the merger agreement, InterMedia Partners and the Massie Parties (collectively, the “Investors”) and IMOH entered into a registration rights agreement, dated as of November 15, 2012 (the “Registration Rights Agreement”), pursuant to which, after the consummation of the mergers, the Investors will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to their shares of IMOH common stock.

Lock-Up Agreement

In connection with the merger agreement, on November 15, 2012, IMOH entered into a lock-up agreement (the “Lock-Up Agreement”) with the Massie Parties and Thomas E. Hornish (collectively, the “OUTD Parties”) and InterMedia Partners (together with the OUTD Parties, the “Lock-Up Investors”). Under the Lock-Up

Agreement, the Lock-Up Investors and their permitted transferees may not transfer all or any portion of their shares of IMOH common stock during the period commencing on the consummation of the mergers and ending, for the OUTD Parties, after six months and, for InterMedia Partners, after twelve months. Such limitations on transfer do not apply to transfers to members of the holder’s immediate family or to trusts or other entities for the benefit of such family members, transfers pursuant to a testamentary document or law of descent and transfers to an affiliate of the holder if such holder is an entity. Such limitations on transfer also do not apply to transfers to IMOH and transfers between Lock-Up Investors and their affiliates. The board of directors of IMOH may waive these limitations on transfers from time to time in writing.

Comparison of IMOH and Outdoor Channel Stockholder Rights (see page 178)

The rights of Outdoor Channel stockholders are currently governed by the DGCL and Outdoor Channel’s certificate of incorporation and bylaws. Upon the consummation of the mergers, Outdoor Channel stockholders and InterMedia Unit Holders that receive IMOH common stock pursuant to the mergers will become stockholders of IMOH, and their rights will be governed by the DGCL and IMOH’s restated certificate of incorporation and amended and restated bylaws.

OUTDOOR CHANNEL SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information of Outdoor Channel for the periods presented. The selected financial information, as of December 31, 2011, 2010, 2009, 2008 and 2007 and for each of the five fiscal years then ended, has been derived from Outdoor Channel’s audited consolidated financial statements. The selected financial information for the nine months ended September 30, 2012 and 2011 has been derived from Outdoor Channel’s unaudited condensed consolidated financial statements. The selected financial information includes, in the opinion of Outdoor Channel’s management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the results of operations and financial position of Outdoor Channel for the periods and dates presented.

The financial information indicated may not be indicative of future performance. This financial information and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of Outdoor Channel, including the notes thereto, and the section “Outdoor Channel Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Channel Holdings, Inc.” incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.” This information should also be read in conjunction with the unaudited pro forma condensed combined financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
(In thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Advertising	$27,854	$25,630	$36,918	$37,000	$34,325	$36,562	$29,149
Subscriber fees	15,843	14,760	20,155	17,953	18,848	17,495	17,297
Production services	8,232	7,874	14,782	28,389	33,679	—	—

Total Revenues	51,929	48,264	71,855	83,342	86,852	54,057	46,446
Income (loss) from operations	1,151	756	6,754	4,586	1,910	4,839	(3,441)
Income (loss) before income taxes	1,211	771	6,772	4,617	1,983	6,360	(161)
Income tax provision	568	381	4,927	3,373	2,268	3,988	1,718

Net income (loss) from continuing operations	643	390	1,845	1,244	(285)	2,372	(1,879)
Income from discontinuing operations, net of tax	—	—	—	—	—	—	1

Net income (loss)	643	390	1,845	1,244	(285)	2,372	(1,878)
Net income (loss) attributable to noncontrolling interest	—	—	—	—	—	—	—

Net income (loss) attributable to controlling interest	$643	$390	$1,845	$1,244	$(285)	$2,372	$(1,878)

Earnings (loss) from continuing operations per common share:
Basic	$0.03	$0.02	$0.07	$0.05	$(0.01)	$0.09	$(0.07)

Diluted	$0.03	$0.02	$0.07	$0.05	$(0.01)	$0.09	$(0.07)

Weighted average number of common shares outstanding:
Basic	25,106	24,791	24,821	24,513	24,452	25,369	26,027

Diluted	25,707	25,609	25,633	25,634	24,452	26,086	26,027

	As of September 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
(In thousands)
Balance Sheet Data:
Cash and cash equivalents:	$38,778	$28,129	$19,498	$32,578	$20,848	$60,257	$25,260
Investments in auction-rate and available-for-sale securities:
Current	19,964	33,047	40,049	26,995	38,090	—	46,155
Non-current	4,980	5,020	4,940	5,075	5,775	6,456	—
Goodwill	43,160	43,160	43,160	43,160	43,160	43,160	43,160
Other assets	45,780	41,905	41,539	45,844	48,905	33,081	37,126
Total assets	152,662	151,261	149,186	153,652	156,778	142,954	151,701
Total liabilities	17,090	13,833	15,861	18,110	18,480	6,545	5,124
Stockholders’ equity	135,572	137,428	133,325	135,542	138,298	136,409	146,577

IMOTSC SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial information of IMOTSC for the periods presented. The selected financial information, as of December 31, 2011, 2010, 2009, 2008 and 2007 and for each of the five fiscal years then ended, has been derived from IMOTSC’s consolidated financial statements. The selected financial information for the nine months ended September 30, 2012 and 2011 has been derived from IMOTSC’s unaudited condensed consolidated financial statements. The selected financial information includes, in the opinion of IMOTSC’s management, all adjustments, consisting of normal recurring adjustments, necessary to state fairly the results of operations and financial position of IMOTSC for the periods and dates presented.

The financial information indicated may not be indicative of future performance. This financial information and other data should be read in conjunction with the respective audited and unaudited consolidated financial statements of IMOTSC, including the notes thereto, and “IMOTSC Management’s Discussion and Analysis of Financial Condition and Results of Operations of InterMedia Outdoors Holdings, LLC” included in this proxy statement/prospectus. See “The Companies—InterMedia Outdoors Holdings, LLC.” This information should also be read in conjunction with the unaudited pro forma condensed combined financial statements.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands, except for per share amounts)	2012	2011	2011	2010	2009	2008	2007
Statement of operations data:
Revenues:
Network & digital media	$27,625	$18,865	$28,362	$19,589	$17,352	$17,144	$11,613
Publishing	48,836	48,259	64,471	67,427	68,955	81,462	80,981

Total revenues	76,461	67,124	92,833	87,016	86,307	98,606	92,594

Income (loss) from operations	13,927	9,107	14,333	4,622	(14,228)	(8,225)	(5,591)
Income (loss) before income taxes	10,340	5,558	9,440	(1,172)	(21,150)	(20,619)	(18,900)
Income tax provision (benefit)	(19,136)	1,926	2,542	2,516	(425)	2,393	3,216

Net income (loss) from continuing operations	29,476	3,632	6,898	(3,688)	(20,725)	(23,012)	(22,116)
Income from discontinued operations, net of tax	—	(1)	(1)	(5)	(154)	(730)	6

Net income (loss)	$29,476	$3,631	$6,897	$(3,693)	$(20,879)	$(23,742)	$(22,110)

Earnings (loss) from continuing operations per member unit:
Basic	$0.15	$0.02	$0.04	$(0.02)	$(0.12)	$0.15	$0.22

Diluted	$0.14	$0.02	$0.03	$(0.02)	$(0.12)	$0.15	$0.22

Weighted average number of member units outstanding
Basic	193,799	193,799	193,799	187,583	176,726	155,046	101,126

Diluted	213,791	213,791	213,791	187,583	176,726	155,046	101,126

Balance Sheet Data:
Cash and cash equivalents:	$3,738	$1,991	$4,466	$3,026	$2,482	$806	$1,563
Goodwill	84,675	84,675	84,675	84,675	84,675	86,980	76,835
Other assets	106,153	100,927	99,768	100,671	106,624	127,813	142,249
Total assets	194,566	187,593	188,909	188,372	193,781	215,599	220,647
Total liabilities	120,065	145,904	143,913	151,224	160,404	167,980	166,873
Total members’ interest	74,501	41,689	44,996	37,148	33,377	47,619	53,774

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information as of September 30, 2012 and for the year ended December 31, 2011 and for the nine month period ended September 30, 2012, give effect to the acquisition of Outdoor Channel and IMOTSC by IMOH. The summary unaudited pro forma condensed combined financial information shown below reflect historical financial information and have been prepared on the basis that the merger transaction is accounted for under ASC Topic 805—Business Combinations. For accounting purposes IMOTSC has been treated as the acquiror in the proposed merger transaction. See “Accounting Treatment” in this proxy statement/prospectus for more information on the accounting treatment afforded the merger transaction.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and IMOTSC for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

The following summary unaudited pro forma condensed combined statement of financial position at September 30, 2012 is presented on a basis to reflect the merger related transactions as if they had occurred on September 30, 2012. The following summary unaudited pro forma condensed combined statements of operations are presented on a basis to reflect the merger related transactions as if they had occurred on the first day of the earliest period presented. See Unaudited Pro Forma Condensed Combined Financial Data for additional information. Pro forma adjustments are made in order to reflect the potential effect of the transaction on the unaudited pro forma condensed combined statement of operations.

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined financial information. See section “Unaudited Pro Forma Condensed Combined Financial Data” below. The summary unaudited pro forma condensed combined financial information should also be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of IMOTSC and Outdoor Channel contained in this proxy statement/prospectus or incorporated by reference herein. The unaudited pro forma condensed combined financial information is presented for comparative purposes only and does not necessarily indicate what the future operating results or financial position of IMOH will be following consummation of the mergers.

IMOTSC’s and Outdoor Channel’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that would be incurred to achieve such revenue enhancements, cost savings from operating efficiencies, synergies or restructurings, which could result from the merger.

Unaudited Pro Forma Condensed Combined Financial Information

($ in millions, except share and per share numbers)

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Income Statement
Revenues	$128.4	$164.7
Cost of revenues	37.6	49.2
Operating expenses	77.8	98.9
Interest expense	7.5	10.0
Other income	(0.1)	(0.1)

Income from continuing operations before income taxes	5.6	6.7
Income tax expense	2.2	3.6

Income from continuing operations	$3.4	$3.0

Earnings from continuing operations per share:
Basic	$0.10	$0.09
Diluted	$0.09	$0.08
Number of shares:
Basic (1)	35,217,087	35,217,087
Diluted	35,557,201	35,557,201
Balance Sheet
Total assets	$384.3
Total shareholders’ equity	$157.2
Net book value per share outstanding	$4.46

(1)	As proposed by this transaction, IMOH will issue 11,362,860 shares of common stock to Outdoor Channel stockholders under the OUTD Exchange Ratio (which is 1:1). Such amount was computed based on the shares reported outstanding by OUTD at September 30, 2012 (25,950,532 shares), less: (i) restricted stock awards (RSA’s) that have not vested (340,114 shares), plus (ii) restricted stock units (RSU’s) that are not outstanding in shares but will vest at closing (127,442 shares), and less (iii) the number of shares that will be settled under the cash election (14,375,000 shares). Members of IMOTSC will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their member interests of IMOTSC. As a result, IMOH will have 35,217,087 shares outstanding at close. Fully diluted pro forma earnings per share reflects an additional 340,114 shares for the impact of the unvested RSA’s of Outdoor Channel at September 30, 2012, which awards will be assumed by IMOH.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The following selected unaudited pro forma per share information for the nine month period ended September 30, 2012 and for the year ended December 31, 2011 reflects the mergers and related transactions as if they had occurred on January 1, 2011. The unaudited pro forma combined net asset value per common share or per unit outstanding reflects the mergers and related transactions as if they had occurred on September 30, 2012.

Such unaudited pro forma combined per share information is based on the historical financial statements of IMOTSC and Outdoor Channel and on available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” of this proxy statement/prospectus. This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of IMOTSC and Outdoor Channel would have been had the mergers and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and other information included in or incorporated by reference into this proxy statement/prospectus.

InterMedia Outdoors Holdings, LLC (IMOTSC)

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Historical Per Member Unit Data:
Basic net income (loss) per unit	$0.15	$0.04
Diluted net income (loss) per unit	$0.14	$0.03
Book value per unit as of the period end	$0.38	$0.23
Cash dividends declared per unit	$0.00	$0.00

Outdoor Channel Holdings, Inc. (Outdoor Channel)

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Historical Per Common Share Data:
Basic net income (loss) per share	$0.03	$0.07
Diluted net income (loss) per share	$0.03	$0.07
Book value per share as of the period end	$5.22	$5.24
Cash dividends declared per share(1)	$0.00	$0.25

InterMedia Outdoor Holdings, Inc. (IMOH)

	Pro Forma
	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Pro Forma Per Common Share Data:
Basic net income (loss) per share(2)	$0.10	$0.09
Diluted net income (loss) per share	$0.09	$0.08
Book value per share as of the period end	$4.46
Cash dividends declared per share(1)	$0.00	$0.00

(1)	On December 13, 2011, the Outdoor Channel Board declared a special $0.25 per share dividend to holders of record as of the close of the business day on December 24, 2011. The 2011 dividend, which amounted to $6.2 million, was paid on December 30, 2011. Furthermore, in connection with the transactions contemplated by the merger agreement, the Outdoor Channel Board declared a special cash dividend of $0.25 per share to all holders of record of shares of Outdoor Channel common stock as of the close of the business day on November 27, 2012. The special dividend will be payable on or about December 7, 2012. Any determination to pay dividends following the payment of the special dividend will be at the discretion of Outdoor Channel’s Board and will depend upon its results of operation, financial condition and other factors as the Board, in its discretion, deems relevant. Furthermore, at the time of any potential payment of a cash dividend Outdoor Channel may subject to contractual restrictions on, or prohibitions against, the payment of dividends.

(2)	As proposed by this transaction, IMOH will issue 11,362,860 shares of common stock to Outdoor Channel shareholders under the OUTD Exchange Ratio (which is 1:1). Such amount was computed based on the shares reported outstanding by OUTD at September 30, 2012 (25,950,532 shares), less: (i) restricted stock awards (RSA’s) that have not vested and for which shares will not be issued (340,114 shares), plus (ii) restricted stock units (RSU’s) that are not outstanding in shares but will vest at closing (127,442 shares), and less (iii) the number of shares that will be settled under the cash election (14,375,000 shares). Members of IMOTSC will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their member interests of IMOTSC. As a result, IMOH will have 35,217,087 shares outstanding at close. Fully diluted pro forma earnings per share reflects an additional 340,114 shares for the impact of the unvested RSA’s of Outdoor Channel at September 30, 2012, which awards will be assumed by IMOH.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to cast your vote. In addition, you should read and consider the risks associated with the businesses of IMOH, Outdoor Channel and IMOTSC. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus, including other risks and uncertainties, including risk factors, contained in Outdoor Channel’s filings with the Securities and Exchange Commission. Please see “Where You Can Find More Information.”

The business and operations of IMOH, Outdoor Channel and IMOTSC are subject to a number of risks and uncertainties, and the following list should not be considered to be a definitive list of all factors that may affect such business, financial conditions and future operating results. Additional risks and uncertainties not presently known to IMOH, Outdoor Channel and IMOTSC or that are not currently believed to be important also may adversely affect the transaction and IMOH following the mergers. Any forward-looking statements made by IMOH, Outdoor Channel or IMOTSC are made with the intention of obtaining the benefits of the “safe harbor” provisions of the Securities Litigation Reform Act and a number of factors, including, but not limited to, those discussed below, could cause actual results and experiences to differ materially from the anticipated results or expectations expressed in any forward-looking statements.

Risks Related to the Mergers and to an Investment in IMOH

The combination of Outdoor Channel and IMOTSC’s operations may not result in the anticipated financial and strategic benefits.

The mergers involve the strategic combination of Outdoor Channel and IMOTSC, two media companies that address a single target market of outdoor enthusiasts, principally through their respective television broadcast networks and, in the case of IMOTSC, through print and digital media. Although the merger is intended to increase combined revenues and to enhance the relative positions of the individual companies when negotiating with video service providers and advertisers, there can be no assurances that these strategic benefits will be realized. In particular, Outdoor Channel and The Sportsman Channel, which is owned by IMOTSC, offer similar content and address the same demographic subscriber market. A large number of cable, satellite, and other digital video providers already carry both Outdoor Channel and The Sportsman Channel. As a result, the combined company’s ability to realize increased revenues from an increased overall subscriber base may be limited. In those instances where a provider does not currently carry both channels, it may be unwilling or reluctant to add an additional channel with similar content. In order to retain existing providers and expand the combined subscriber base, IMOH may need to differentiate the two networks. IMOH may be unable to differentiate the networks’ individual offerings in a way that increases the revenues of the combined company. In addition, the combined subscriber base of the two networks could decline if video service operators conclude that similarities between the networks, including common ownership and management, weigh against carrying both Outdoor Channel and The Sportsman Channel. Similarly, advertisers may not perceive sufficient differences in the networks to expand advertising budgets in the outdoor target market, even if the combined company expands its available subscriber base by increasing the number of operators carrying one or both of the networks.

Integration of Outdoor Channel and IMOTSC may result in unanticipated costs, and results of operations after the mergers may differ materially from the pro forma information presented in this proxy statement/prospectus.

Results after the mergers may be materially different from those shown in the pro forma information that only show a combination of historical results for Outdoor Channel and IMOTSC. Among other factors that could adversely affect the combined companies’ business, integration may be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions. The companies must integrate or, in some cases, replace, numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. The merger, integration, restructuring and transaction costs related to the mergers could be higher than currently estimated depending on how difficult it will be to integrate Outdoor Channel and IMOTSC.

The debt of IMOTSC and Outdoor Channel incurred in connection with the mergers may limit IMOH’s financial and operating flexibility.

IMOH is refinancing a portion of IMOTSC’s existing indebtedness, paying the $115,000,000 cash merger consideration and paying transaction expenses in connection with the merger, Outdoor Borrower, LLC (the “Borrower”), a subsidiary of IMOTSC, expects to incur, directly or indirectly, in part through a $140 million term loan facility. IMOH will also have access to a $10 million revolving credit facility (the “New Facilities”). The loan facilities will be guaranteed by Outdoor Guarantor, LLC, the direct holding company of the Borrower, and all present and future direct and indirect domestic subsidiaries of Outdoor Guarantor, LLC, together with any of its foreign subsidiaries to the extent the guaranty does not cause tax liabilities (collectively, “Guarantors”).

The New Facilities are expected to contain financial covenants relating to maximum leverage and minimum fixed charge coverage. Other covenants contained in the New Facilities are expected to restrict, among other things, asset transfers and dispositions, mergers, consolidations and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness and preferred stock, loans and investments, bank accounts, liens, sale and leaseback transactions, hedging arrangements, ownership of subsidiaries, and affiliate transactions. IMOTSC anticipates that the New Facilities will contain customary events of default. These covenants will, among other things, limit the ability of the respective restricted entities to fund future working capital and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of their assets and opportunities fully because of the need to dedicate a portion of cash flow from operations to payments on debt. In addition, such covenants could limit the flexibility of the respective restricted entities in planning for, or reacting to, changes in the industries in which they operate. The New Facilities will be due and payable in full on the maturity date, which will be the date 5 years from the closing date of the mergers.

Significant costs are expected to be incurred in connection with the consummation of the mergers and integration of Outdoor Channel and IMOTSC into a single business, including legal, accounting, financial advisory and other costs.

If the mergers are consummated, Outdoor Channel and IMOTSC expect to incur significant costs in connection with integrating their operations, products and personnel. These costs may include costs for:

•	redeployment, relocation or severance;

•	integration of information systems; and

•	reorganization or closures of facilities.

In addition, Outdoor Channel and IMOTSC expect to incur a number of non-recurring costs associated with combining the operations of the two companies, which cannot be estimated accurately at this time. Outdoor Channel and IMOTSC will also incur transaction fees and other costs related to the mergers, anticipated to be approximately $9.5 million (excluding debt issuance costs). This amount is a preliminary estimate and subject to change. Additional unanticipated costs may be incurred in the integration of the businesses of Outdoor Channel and IMOTSC. Although Outdoor Channel and IMOTSC expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. There can be no assurance that Outdoor Channel and IMOTSC will be successful in these integration efforts.

Following the mergers, IMOH will be a “Controlled Company”; the InterMedia Unit Holders will exercise significant influence over IMOH and their interests in IMOH’s business may be different from the interests of Outdoor Channel stockholders.

Upon the consummation of the mergers and related transactions, the InterMedia Unit Holders will beneficially own approximately 67.6% of the outstanding common stock of IMOH and will qualify as a “controlled company” under the rules of NASDAQ. The InterMedia Unit Holders will generally have the ability to influence the outcome of any corporate action of IMOH which requires stockholder approval, including, but not limited to, the election of directors, approval of merger transactions involving IMOH and the sale of all or substantially all of IMOH’s assets.

This influence and actual control may have the effect of discouraging offers to acquire IMOH because any such consummation would likely require the consent of the InterMedia Unit Holders. The InterMedia Unit Holders may also delay or prevent a change in control of IMOH. In addition, the significant concentration of stock ownership may adversely affect the value of IMOH common stock due to a resulting lack of liquidity of IMOH common stock or a perception among investors that conflicts of interest may exist or arise.

If the InterMedia Unit Holders sell substantial amounts of IMOH common stock in the public market, or investors perceive that these sales could occur, the market price of IMOH common stock could be adversely affected.

The interests of the InterMedia Unit Holders, which have investments in other companies, may from time to time diverge from the interests of other IMOH stockholders, particularly with regard to new investment opportunities. The InterMedia Unit Holders are not restricted from investing in other businesses involving or related to programming and publishing. The InterMedia Unit Holders may also engage in other businesses that compete or may in the future compete with IMOH.

In connection with the execution of the merger agreement, IMOH entered into the Registration Rights Agreement with InterMedia Partners, which collectively owns or controls approximately 93.447% of InterMedia Units as of the date of the merger agreement. The Massie Parties are also parties to the Registration Rights Agreement. If requested properly under the terms of the Registration Rights Agreement, these stockholders have the right to require IMOH to register the offer and sale of all or some of such shares under the Securities Act in certain circumstances and also have the right to include those shares in a registration initiated by IMOH. If IMOH is required to include the shares of common stock held by these stockholders pursuant to these registration rights in a registration initiated by IMOH, sales made by such stockholders may adversely affect the price of IMOH common stock and IMOH’s ability to raise needed capital. In addition, if these stockholders exercise their demand registration rights and cause a large number of shares to be sold in the public market or demand that IMOH include their shares for registration on a shelf registration statement, such sales or shelf registration may have an adverse effect on the market price of IMOH common stock.

Also in connection with the execution of the merger agreement, IMOH entered into the Lock-Up Agreement with the OUTD Parties and InterMedia Partners. Under the Lock-Up Agreement, the Lock-Up Investors and their permitted transferees may not transfer all or any portion of their shares of IMOH common stock during the period commencing on the consummation of the mergers and ending, for the OUTD Parties, after six months and, for InterMedia Partners, after twelve months. Such limitations on transfer do not apply to transfers to members of the holder’s immediate family or to trusts or other entities for the benefit of such family members, transfers pursuant to a testamentary document or law of descent and transfers to an affiliate of the holder if such holder is an entity. Such limitations on transfer also do not apply to transfers to IMOH and transfers between Lock-Up Investors and their affiliates. The board of directors of IMOH may waive these limitations on transfers from time to time in writing.

As a “controlled company” IMOH is exempt from compliance with certain NASDAQ corporate governance requirements. For example, IMOH may not have a majority of independent directors comprise its board of directors. In addition, while IMOH will have an audit committee of its board of directors, it will not have an independent compensation or nominating and governance committee. See “Board of Directors, Board Committees and Executive Officers of IMOH—Committees of the Board of Directors of IMOH”. As a result, stockholders of IMOH will not have the same protections afforded to stockholders that are subject to all of NASDAQ’s corporate governance requirements.

Integrating Outdoor Channel and IMOTSC may divert management’s attention away from their operations.

Successful integration of Outdoor Channel’s and IMOTSC’s operations, products and personnel may place a significant burden on the management and internal resources of Outdoor Channel and IMOTSC. The diversion of management attention and any difficulties encountered in the transition and integration process could harm the businesses, financial conditions and operating results of Outdoor Channel, IMOTSC and the combined company, as the case may be.

As a result of the mergers, Outdoor Channel and IMOTSC may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect the companies’ respective businesses and require Outdoor Channel and IMOTSC to incur substantial costs to recruit replacements for lost personnel.

Each of Outdoor Channel and IMOTSC is highly dependent on the continuing efforts of its senior management team and other key personnel. As a result of the mergers, current and prospective Outdoor Channel and IMOTSC employees could experience uncertainty about their future roles. This uncertainty may adversely affect the ability of Outdoor Channel, IMOTSC or IMOH, as the case may be, to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on the business of Outdoor Channel, IMOTSC or IMOH after consummation of the mergers. In addition, neither Outdoor Channel nor IMOTSC currently maintain “key person” insurance covering any member of their management teams.

Holders of Outdoor Channel common stock who make cash or stock elections may not receive all their merger consideration in the form they elected.

The aggregate amount of cash to be paid to Outdoor Channel common stockholders pursuant to the mergers is fixed. The total cash amount that will be paid as merger consideration is $115,000,000. If the elections of all the Outdoor Channel common stockholders result in an oversubscription or an undersubscription of this amount in cash, the aggregate amount of cash available will not be adjusted. Rather, the Exchange Agent will allocate the $115,000,000 cash amount and shares of IMOH common stock among electing holders in accordance with the proration procedures described in “The Merger Agreement (Proposal No. 1)—Merger Consideration” and “The Merger Agreement (Proposal No. 1)—Outdoor Channel Stockholder Election Procedures.” If you are electing to receive all cash for your shares of Outdoor Channel common stock or if you are electing to receive all shares of Newco common stock for your shares of Outdoor Channel common stock, you may not receive merger consideration in accordance with your election. What you receive will depend upon the elections made by all holders of Outdoor Channel common stock in the merger. You may receive less cash or fewer shares for your shares of Outdoor Channel common stock than you otherwise elected to receive. If you receive less cash than you elected, you will receive a greater number of shares of IMOH common stock. If you receive fewer shares than you elected, you will receive a greater amount of cash. For example, if the number of Cash Election Shares plus cash paid in connection with Mixed Consideration exceeds the Available Cash Amount then each stockholder making a cash election will receive shares of IMOH and a prorated amount of cash. If the number of Cash Election Shares plus cash paid in connection with Mixed Consideration does not exceed the Available Cash Amount, then stockholders electing Stock Consideration will receive a portion of their merger consideration in cash. Stockholders electing Mixed Consideration will not be subject to proration. Holders making no election will be deemed to have elected Mixed Consideration.

In the event a holder of shares of Outdoor Channel common stock makes an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (rounded to the nearest whole share) and makes an election to receive stock for 44.26% of such holder’s aggregate outstanding shares (rounded to the nearest whole share), and indicates its intent on its election form to receive the equivalent of Mixed Consideration for all of such holder’s shares, then such holder’s shares will not be subject to proration.

For more information regarding these proration procedures, see the section “The Merger Agreement (Proposal No. 1)—Merger Consideration.”

Outdoor Channel and IMOTSC may not be able to obtain the regulatory approvals required to consummate the mergers unless they agree to material restrictions or conditions.

Consummation of the mergers is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities, including under the HSR Act and the regulations governing the transfer of control of Outdoor Channel’s FCC license. Outdoor Channel, IMOTSC and IMOH have agreed to cooperate and use all reasonable best efforts to obtain, or cause their applicable affiliates to obtain, all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the mergers as promptly as practicable. Complying with requests from such governmental agencies, including requests for additional information and documents, could delay consummation of the transaction. In connection with granting these consents and authorizations, governmental authorities may require divestitures of IMOTSC or Outdoor Channel assets or seek to impose conditions on IMOH’s operations after consummation of the mergers. Such divestitures or conditions may jeopardize or delay consummation of the mergers or may reduce the anticipated benefits of the transaction. Under the terms of the merger agreement, although Outdoor Channel and IMOTSC are required to use reasonable best efforts to obtain all necessary governmental approvals, they are not required to agree to any divestitures in connection with such efforts or take any actions which would bind them even if the consummation of the mergers was not to occur.

If IMOH fails to maintain effective internal control over financial reporting in the future, the accuracy and timing of its financial reporting may be impaired, which could adversely affect its business and stock price.

The Sarbanes-Oxley Act requires, among other things, that IMOH maintain effective internal control over financial reporting and disclosure controls and procedures. Neither IMOH nor IMOTSC has previously been subject to the Sarbanes-Oxley Act. With respect to its fiscal year ending December 31, 2013, IMOH must perform system and process evaluation and testing of IMOH’s internal control over financial reporting to allow management to report on the effectiveness of IMOH’s internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. IMOH’s testing, or the subsequent testing by its independent registered public accounting firm, may reveal deficiencies in internal control over financial reporting that are deemed to be material weaknesses. Compliance with Section 404 will require that IMOH incur substantial accounting expense and expend significant management time on compliance-related issues. Management expects that integration of IMOTSC and Outdoor Channel will require substantial management time and attention during 2013, and the additional need to focus on compliance with Section 404 of Sarbanes-Oxley may strain management and finance resources and otherwise present additional administrative and operational challenges as IMOH management seeks to integrate the two businesses.

If IMOH is not able to comply with the requirements of Section 404 in a timely manner, or if it fails to remedy any material weakness and maintain effective internal control over our financial reporting in the future, its financial statements may be inaccurate, its ability to report its financial results on a timely and accurate basis may be adversely affected, its access to the capital markets may be restricted, the trading price of its common stock may decline, and it may be subject to sanctions or investigations by regulatory authorities, including the SEC or NASDAQ. It may also be required to restate our financial statements from prior periods.

Officers and directors of Outdoor Channel may have certain interests in the Outdoor Channel merger that may be different from, or in addition to, interests of other Outdoor Channel stockholders.

Outdoor Channel officers and directors may have certain interests in the Outdoor Channel merger that may be different from, or in addition to, interests of other Outdoor Channel stockholders. Outdoor Channel stockholders should be aware of these interests when considering the Outdoor Channel Board recommendation to adopt the merger agreement. See “The Proposed Transaction—Interests of Certain Persons in the Mergers” for additional information.

The trading price of shares of IMOH common stock after the consummation of the mergers may be affected by factors different from those affecting the price of shares of Outdoor Channel common stock before the mergers.

Upon the consummation of the mergers, holders of Outdoor Channel common stock will be entitled to become holders of IMOH common stock. The results of operations of IMOH, as well as the trading price of IMOH common stock, after the mergers may be affected by factors different from those currently affecting Outdoor Channel’s results of operations and the trading price of Outdoor Channel common stock. For a discussion of the businesses of Outdoor Channel and IMOTSC and of certain factors to consider in connection with those businesses, see “The Companies—Information About Outdoor Channel” and “The Companies—Information About IMOTSC.” See also the risk factors relating to Outdoor Channel incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.” See also “Risk Factors Related to IMOTSC’s Business” beginning on page 32 of this proxy statement/prospectus.

There has been no prior public market for IMOH common stock.

Before this offering, no public market existed for the IMOH common stock. It is anticipated that the IMOH common stock will be listed for trading on the NASDAQ. However, an active public market for the IMOH common stock may not develop or be sustained after the consummation of the mergers, which could affect the ability to sell, or depress the market price of, the IMOH common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become.

The stock price of IMOH common stock may be volatile.

The stock price of IMOH common stock may be volatile and subject to wide fluctuations. In addition, the trading volume of IMOH common stock may fluctuate and cause significant price variations to occur. Some of the factors that could cause fluctuations in the stock price or trading volume of the IMOH common stock include:

•	market and economic conditions, including market conditions in the entertainment and publishing industries;

•	actual or expected variations in quarterly operating results;

•	differences between actual operating results and those expected by investors and analysts;

•	changes in recommendations by securities analysts;

•	operations and stock performance of competitors;

•	accounting charges, including charges relating to the impairment of goodwill;

•	significant acquisitions or strategic alliances by IMOH or by competitors;

•	sales of the IMOH common stock, including sales by IMOH’s directors and officers or significant investors;

•	recruitment or departure of key personnel;

•	loss of key advertisers; and

•	changes in reserves for professional liability claims.

We cannot assure you that the price of IMOH common stock will not fluctuate or decline significantly in the future. In addition, the stock market in general can experience considerable price and volume fluctuations that may be unrelated to IMOH’s performance.

Other Risks Currently Faced by IMOTSC and Outdoor Channel that IMOH Will Face After Consummation of the Mergers

IMOTSC and Outdoor Channel are, and will continue to be, and IMOH after consummation of the mergers will be, subject to the risks described in (i) “Risks Related to IMOTSC’s Network and Digital Media Segment,” (ii) “ Risks Related to IMOTSC’s Publishing Segment,” (iii) “Risks Related to IMOTSC’s Business Generally,” and (iv) Outdoor Channel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 9, 2012 and all Quarterly Reports on Form 10-Q filed thereafter, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 191 for the location of information incorporated by reference in this proxy statement/prospectus.

Risks Related to IMOTSC and its Business

Risks Related to IMOTSC’s Network and Digital Media Segment

Service providers could discontinue or refrain from carrying IMOTSC’s content, or decide to not renew IMOTSC’s distribution agreements, which could substantially reduce the number of viewers and harm business and IMOTSC’s operating results.

Consolidation among cable and satellite operators has given the largest operators considerable leverage in their relationships with programmers, including IMOTSC. The success of IMOTSC is dependent, in part, on IMOTSC’s ability to enter into new carriage agreements and maintain or renew existing agreements or arrangements with, and carriage by, satellite systems, telephone companies, referred to herein as telcos, and cable multiple system operators, referred to herein as “MSO”s, affiliated regional or individual cable systems. Although IMOTSC currently has arrangements or agreements with, and is being carried by, many of the largest MSOs, satellite and telco service providers, having such relationship or agreement with an MSO does not always ensure that an MSO’s affiliated regional or individual cable systems will carry or continue to carry IMOTSC’s content or that the satellite or telco service provider will carry IMOTSC’s content. Under IMOTSC’s current contracts and arrangements, IMOTSC typically offers the service providers the right to broadcast IMOTSC’s content to their subscribers, but not all such contracts or arrangements require that IMOTSC’s content be offered to all subscribers of, or any specific tiers of, or to a specific minimum number of subscribers of a service provider. Because many of IMOTSC’s carriage arrangements do not specify on which service levels IMOTSC’s content is carried, such as basic versus digital basic, expanded digital or specialty tiers, or in which geographic markets IMOTSC’s content will be offered, in many cases IMOTSC has no assurance that IMOTSC’s content will be carried and available to viewers of any particular service provider. In addition, under the terms of some of IMOTSC’s agreements, the service providers could decide to discontinue carrying IMOTSC’s content. A failure to secure a renewal of IMOTSC’s agreements or a renewal on less favorable terms may result in a loss of a substantial number of subscribers, which in turn would reduce IMOTSC’s subscriber fees and advertising revenue and may have a material adverse effect on IMOTSC’s results of operations and financial position.

If IMOTSC’s content is placed in unpopular program packages by its service providers, or if service fees are increased for its subscribers, the number of viewers of the content may decline which could harm IMOTSC’s business and operating results.

IMOTSC does not control the channels with which its content is packaged by providers. The placement by a service provider of IMOTSC’s content in unpopular program packages could reduce or impair the growth of the number of IMOTSC’s viewers and subscriber fees paid by service providers to IMOTSC. In addition, IMOTSC does not set the prices charged by the service providers to their subscribers when its content is packaged with other television channels or offered by itself. The prices for the channel packages in which IMOTSC’s content is bundled, or the price for IMOTSC’s content by itself, may be set too high to appeal to individuals who might otherwise be interested in its network. Further, if IMOTSC’s content is bundled by service providers with networks that do not appeal to IMOTSC’s viewers or is moved to packages with fewer subscribers, IMOTSC’s content may lose viewers. These factors may reduce the number of subscribers and/or viewers of the content, which in turn would reduce IMOTSC’s subscriber fees and advertising revenue.

If IMOTSC’s viewership declines for any reason, or IMOTSC fails to develop and distribute popular programs, its advertising and subscriber fee revenues could decrease.

IMOTSC’s viewership is a critical factor affecting both (i) the volume and pricing of advertising revenue that it receives, and (ii) the extent of distribution and subscriber fees it receives under agreements with its distributors. IMOTSC’s advertising revenues are largely dependent on its ability to consistently create and acquire programming that meet the changing preferences of viewers in general and viewers in its target demographic category. Its success is measured by its Nielsen ratings, which estimates the number of viewers of IMOTSC’s content, and in turn drives demand and pricing of IMOTSC’s advertising. IMOTSC does not control the methodology used by Nielsen for these estimates, and estimates regarding IMOTSC’s subscriber base made by Nielsen is theirs alone and does not represent opinions, forecasts or predictions of IMOTSC or its management. In addition, if Nielsen modifies its methodology or changes the statistical sample it uses for these estimates, such as the demographic characteristics of the households, the size of IMOTSC’s subscriber base and its ratings could be negatively affected by this change, resulting in a decrease in IMOTSC’s advertising revenue.

IMOTSC’s viewership and ratings are also affected by the quality and acceptance of competing programs and other content offered by other networks, the availability of alternative forms of entertainment and leisure time activities, including, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending. Any decline in IMOTSC’s ratings and viewership could cause advertising revenue to decline and adversely impact IMOTSC’s business and operating results.

Expenses relating to programming and production costs are generally increasing and a number of factors can cause cost overruns and delays, and IMOTSC’s operating results may be adversely impacted if it is not able to successfully recover the costs of developing, acquiring and producing new programming.

The average cost of programming has increased for the pay TV industry and production companies, and such increases are likely to continue. IMOTSC plans to build its programming library through the acquisition of long-term broadcasting rights from third-party producers, in-house production and outright acquisition of programming, and this may lead to increases in its programming costs. The development, production and editing of television programming requires a significant amount of capital and there are substantial financial risks inherent in developing and producing television programs. Actual programming and production costs may exceed their budgets. Factors such as labor disputes, death or disability of key spokespersons or program hosts, damage to master tapes and recordings or adverse weather conditions may cause cost overruns and delay or prevent completion of a project. If IMOTSC is not able to successfully recover the costs of developing or acquiring programming through increased revenues, whether the programming is produced by IMOTSC or acquired from third-party producers, IMOTSC’s business and operating results will be harmed.

IMOTSC may not be able to grow its subscriber base of its content at a sufficient rate to offset planned increased costs, decreased revenue or at all, and as a result IMOTSC’s revenues and profitability may not increase and could decrease.

A major component of IMOTSC’s financial growth strategy is based on increasing the number of subscribers to its content. The growth of IMOTSC’s subscriber base depends upon many factors, such as the success of its marketing efforts in driving consumer demand for its content; overall growth in cable, satellite and telco subscribers; the popularity of its programming; its ability to negotiate new carriage agreements, or amendments to, or renewals of, current carriage agreements, and maintenance of existing distribution; plus other factors that are beyond its control. There can be no assurance that IMOTSC will be able to maintain or increase the subscriber base of its content on cable, satellite and telco systems or that its current carriage will not decrease as a result of a number of factors or that IMOTSC will be able to maintain its current subscriber fee rates. In particular, negotiations for new carriage agreements, or amendments to, or renewals of, current carriage agreements, are lengthy and complex, and IMOTSC is not able to predict with any accuracy when such increases in its subscriber base may occur, if at all, or if it can maintain its current subscriber fee rates. If IMOTSC is unable to grow its subscriber base or it reduces its subscriber fee rates, IMOTSC’s subscriber and advertising revenues may not increase and could decrease. In addition, as IMOTSC plans and prepares for such projected growth in its subscriber base, IMOTSC plans to increase its expenses accordingly. If IMOTSC is not able to increase its revenue to offset these increased expenses, and if its subscriber fee revenue decreases, IMOTSC’s profitability could decrease.

IMOTSC may not be able to secure sufficient or additional advertising revenue, and as a result, its profitability may be negatively impacted.

IMOTSC’s ability to secure additional advertising accounts relating to its operations depends upon the size of its audience, the popularity of its programming and the demographics of its viewers, as well as strategies taken by its competitors, strategies taken by advertisers and the relative bargaining power of advertisers. Competition for advertising accounts and related advertising expenditures is intense. IMOTSC faces competition for such advertising expenditures from a variety of sources, including other networks and other media. IMOTSC cannot provide assurance that its sponsors will pay advertising rates for commercial air time at levels sufficient for it to make a profit or that it will be able to attract new advertising sponsors or increase advertising revenues. If IMOTSC is unable to attract advertising accounts in sufficient quantities, its revenues and profitability may be harmed.

In addition, in some projects relating to IMOTSC’s television production company and its relationships with television channels other than IMOTSC content, IMOTSC may agree to absorb the production costs of a program and retain the rights to sell the advertising in, or sponsorships relating to, such programming. If IMOTSC is not able to sell sufficient advertising or sponsorships relating to such programs, it may lose money in such project, and its operating results may be significantly harmed.

If, in IMOTSC’s attempt to increase its number of subscribers, it structures favorable terms or incentives with one service provider in a way that would require IMOTSC to offer the same terms or incentives to all other service providers, IMOTSC’s operating results may be harmed.

Many of IMOTSC’s existing agreements with service providers contain “most-favored nation” clauses. These clauses typically provide that if IMOTSC enters into an agreement with another service provider on more favorable terms, these terms must be offered to the existing service provider, subject to some exceptions and conditions. Future agreements with service providers may also contain similar “most-favored nation” clauses. If, in IMOTSC’s attempt to increase its number of subscribers, IMOTSC reduces its subscriber fees or provides launch support fees or other incentives to effectively offer more favorable terms to any service provider, these clauses may require IMOTSC to offer similar incentives to other service providers or reduce the effective subscriber fee rates that it receives from other service providers, and this could negatively affect IMOTSC’s operating results.

The television market in which IMOTSC operates is highly competitive, and IMOTSC may not be able to compete effectively, particularly against competitors with greater financial resources, brand recognition, marketplace presence and relationships with service providers.

The Sportsman Channel competes with other television channels for the distribution of its programming, development and acquisition of content, audience viewership and advertising sales. The Sportsman Channel competes with other television channels to be included in the offerings of each video service provider and for placement in the packaged offerings having the most subscribers. The Sportsman Channel’s ability to secure distribution is dependent upon the production, acquisition and packaging of programming, audience viewership, the marketing and advertising support and incentives provided to distributors, and the prices charged for carriage. The Sportsman Channel’s contractual agreements with distributors are renewed or renegotiated from time to time in the ordinary course of business.

The Sportsman Channel competes for distribution and for viewership with other channels offering similar programming in the areas of hunting, shooting, fishing and outdoors topics, such competitors include NBC Sports, Military Channel, Outdoor Channel, Pursuit Channel and regional sports networks. The Sportsman Channel also competes for distribution and audience viewers with other television networks targeted at males between the ages of 18 and 54. The Sportsman Channel believes such competitors include A&E, ESPN, ESPN2, History Channel, National Geographic Channel, Spike TV and others. It is possible that these or other competitors, many of which have substantially greater financial and operational resources than The Sportsman Channel, could revise their programming to offer more outdoor programming related to hunting, shooting, fishing and other outdoors topics which are of interest to The Sportsman Channel’s viewers.

With respect to the sale of advertising, The Sportsman Channel also competes for advertising revenue with general-interest television and other forms of media, including magazines, newspapers, radio, websites and other digital media.

Certain technological advances, including the increased deployment of fiber optic cable, are expected to allow cable and telecommunication video service providers to continue to expand both their channel and broadband distribution capacities and to increase transmission speeds. In addition, the ability to deliver content via new methods and devices is expected to increase substantially. The impact of such added capacities is hard to predict, but the development of new channels of content distribution could dilute The Sportsman Channel’s market share and lead to increased competition for viewers by facilitating the emergence of additional channels and mobile and internet platforms through which viewers could view programming that is similar to that offered by The Sportsman Channel.

In addition, IMOTSC’s magazine business also competes for advertising revenue with general-interest consumer and sports magazines and other forms of media, including newspapers, radio, television, websites and other digital media.

If these or other competitors, many of which have substantially greater financial and operational resources than us, significantly expand their operations or their market penetration, IMOTSC’s business could be harmed. If any of these competitors were able to invent improved technology, or IMOTSC is not able to prevent them from obtaining and using its proprietary technology and trade secrets, IMOTSC’s business and operating results, as well as its future growth prospects, could be negatively affected. There can be no assurance that IMOTSC will be able to compete successfully in the future against existing or new competitors, or that increasing competition will not have a material adverse effect on its business, financial condition or results of operations.

Changes in consumer behavior resulting from new technologies and distribution platforms may impact the performance of IMOTSC’s businesses.

IMOTSC’s business is focused on television, and IMOTSC faces emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than IMOTSC does. In particular, programming offered over the Internet has become more prevalent as the speed and quality of broadband networks have improved. Providers such as Hulu, Netflix, Apple TV, Amazon and Google TV are aggressively working to establish themselves as alternative providers of video services. These services and the growing availability of online content, coupled with an expanding market for connected devices and internet-connected televisions, may impact IMOTSC’s traditional distribution methods for its services and content.

Additionally, devices that allow users to view television programs on a time-shifted basis and technologies that enable users to fast-forward or skip programming have caused changes in consumer behavior that may affect the attractiveness of IMOTSC’s offerings to advertisers and could therefore adversely affect its revenues. If IMOTSC cannot ensure that its distribution methods and content are responsive to its target audiences, IMOTSC’s business could be adversely affected.

Continued consolidation among service providers may harm IMOTSC’s business.

Service providers continue to consolidate, making IMOTSC increasingly dependent on fewer operators. If these operators fail to carry IMOTSC’s content, use their increased distribution and bargaining power to negotiate less favorable terms of carriage or to obtain additional volume discounts, IMOTSC’s business and operating results would suffer.

Increased competition and demand in price for the carriage of local broadcast networks may limit IMOTSC’s ability to add subscribers.

Many of the local broadcast networks that had previously been transmitted free, over-the-air, to the viewers, or provided to the pay television service providers for little to no cost, have recently been demanding substantial increased pricing for the retransmission of their signals by the pay television service providers. If the service providers continue to be required to pay more for the retransmission of such local broadcast networks, this may limit the ability of such service providers to carry other channels such as the IMOTSC’s content, thus limiting IMOTSC’s ability to add subscribers and possibly even causing a decrease in the number of its subscribers.

Technologies in the pay television industry are constantly changing, and IMOTSC’s failure to acquire or maintain state-of-the-art technology or adapt its business model may harm its business and competitive advantage.

Technology in the video, telecommunications and data services industry is changing rapidly. Many technologies and technological standards are in development and have the potential to significantly transform the ways in which programming is created and transmitted. IMOTSC cannot accurately predict the effects that implementing new technologies will have on its programming and broadcasting operations. IMOTSC may be required to incur substantial capital expenditures to implement new technologies, or, if it fails to do so, may face significant new challenges due to technological advances adopted by competitors, which in turn could result in harming IMOTSC’s business and operating results.

The cable, satellite and telco-delivered television industry is subject to substantial governmental regulation for which compliance may increase IMOTSC’s costs, hinder its growth and possibly expose it to penalties for failure to comply.

The multichannel video programming distribution industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Operating in a regulated industry increases IMOTSC’s cost of doing business as a video programmer, and such regulation may also hinder IMOTSC’s ability to increase and/or maintain its distribution and advertising revenues. The regulation of programming services is subject to the political process and continues to be under evaluation and subject to change. Material changes in the law and regulatory requirements are difficult to anticipate and IMOTSC’s business may be harmed by future legislation, new regulation, deregulation and/or court decisions interpreting such laws and regulations.

The following are examples of the types of currently active legislative, regulatory and judicial inquiries and proceedings that may impact IMOTSC’s business. The FCC may adopt rules which would require cable and satellite providers to make available programming channels on an a la carte basis or as part of packages of “family friendly” programming channels. Further, the FCC is likely to evaluate the types of technologies that will be considered “multichannel video programming systems” under federal regulation and the rules that will be applied to distribution of television programming via such technologies. In addition, there have been recent congressional hearings and FCC activity regarding the state of rules relating to carriage of broadcast television stations, including whether the current “retransmission consent” framework for station carriage should continue, which could also cause changes in the distribution landscape. Finally, there are several active court proceedings involving the scope of rights to record network programming and the functionalities that allow viewers to skip advertising while viewing such recorded content. IMOTSC cannot predict the outcome of any of these inquiries or proceedings or how their outcome would impact IMOTSC’s ability to have IMOTSC’s content carried on multichannel programming distribution systems and the value of IMOTSC’s advertising inventory.

Cable, satellite and telco television programming signals have been stolen or could be stolen in the future, which reduces IMOTSC’s potential revenue from subscriber fees and advertising.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe to programming and are authorized to view it. Conditional access systems use, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent conditional access technologies. However, theft of programming has been widely reported, and the access or “smart” cards used in service providers’ conditional access systems have been compromised and could be further compromised in the future. When conditional access systems are compromised, IMOTSC does not receive the potential subscriber fee revenues from the service providers. Further, measures that could be taken by service providers to limit such theft are not under IMOTSC’s control. Piracy of IMOTSC’s copyrighted materials could reduce its revenue from subscriber fees and advertising and negatively affect its business and operating results.

Risks Related to IMOTSC’s Publishing Segment

Advertising represents the largest source of IMOTSC’s Publishing revenue.

Advertising revenue is susceptible to fluctuations in economic cycles. Demand for advertising is highly dependent upon the strength of the U.S. economy. During an economic downturn, demand for advertising may decrease. The growth in alternative forms of media, for example the Internet, has increased the competition for advertising dollars, which could in turn reduce expenditures for magazine advertising or suppress advertising rates. A further reduction in demand for advertising could result from a decline in the circulation/rate base of IMOTSC’s magazines, a decline in popularity of IMOTSC’s editorial content or perceptions about IMOTSC’s brands and a change in the demographic makeup of the populations to which IMOTSC’s magazines are targeted.

Circulation revenues represent a significant portion of IMOTSC’s Publishing revenues.

Magazine circulation is a significant source of IMOTSC’s Publishing revenue. Preserving circulation is critical for maintaining advertising sales. Magazines face increasing competition from alternative forms of media and entertainment. As a result, magazine circulation through subscriptions and newsstand sales could decline. As publishers compete for subscribers, subscription prices could decrease and marketing expenditures may increase. Any of these events could adversely affect IMOTSC’s profitability.

Increases in postage and paper and other operating costs could negatively affect IMOTSC’s results.

Paper and postage represent significant components of IMOTSC’s total cost to produce, distribute, and market its products. IMOTSC uses the United States Postal Service (USPS) for distribution of substantially all of its magazines and many of its marketing materials. Although IMOTSC works with others in the industry and through trade organizations to encourage the USPS to implement efficiencies that will limit rate increases, IMOTSC cannot predict the magnitude of future price changes in postage.

Paper is the principal raw material used in IMOTSC’s business for printed products and promotional materials. Paper is a commodity and its price is subject to significant volatility. The price of paper may fluctuate significantly in the future, and changes in the market supply of or demand for paper could affect delivery times and prices.

IMOTSC’s single copy revenues consist of copies sold primarily to wholesalers and the loss of any wholesale distribution agreement could materially adversely affect IMOTSC’s business and results of operations.

As of September 2012, single copy revenues (from sales made outside of a long-term subscription) consisted of copies distributed to retailers primarily by three major wholesalers. IMOTSC has multi-year service arrangements with these wholesalers, which provide incentives to maintain certain levels of service. When these arrangements expire, IMOTSC may not be able to renew them with the wholesalers on favorable terms, extend the terms of these arrangements or extend their relationship with IMOTSC at all. IMOTSC’s operating results could be materially affected by disruption of the distribution of its magazines through the wholesalers.

IMOTSC’s business involves risks of liability claims for publication and content, which could result in significant liability.

As a publisher and a distributor of print publications and content, IMOTSC may face potential liability for defamation, negligence, copyright, patent or trademark infringement, use or failure to protect personal information about IMOTSC’s users collected through subscriptions and other claims based on the nature and content of the materials published or distributed.

IMOTSC’s insurance may not cover these types of claims, and it may or may not apply to a particular claim or be adequate to reimburse IMOTSC for all liability that may be imposed. Any liability IMOTSC incurs that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on IMOTSC’s business, operating results and financial condition.

The publishing market in which IMOTSC operates is highly competitive, and IMOTSC may not be able to compete effectively, particularly against competitors with greater financial resources, brand recognition, marketplace presence and relationships with service providers.

As a producer of programming, IMOTSC competes with other producers of outdoor television including Careco TV, Realtree Productions and Warm Springs Productions. IMOTSC also competes with other general television producers including television network studios and production groups, as well as independent producers to win contracts to produce programming.

With respect to IMOTSC’s digital media business, capturing advertising sales for digital properties is highly competitive. Competition for digital advertising is based on the number of unique users each site attracts per month, the demographic profile of that audience and the number of pages they view across the digital network of websites. The websites and digital applications compete with other websites and digital media and other forms of media, including, magazines, newspapers, radio and television.

The publishing industry is highly competitive. IMOTSC competes for readers and advertisers in the general publishing marketplace, which is fragmented. IMOTSC’s competitors include several much larger international companies that operate in many markets and have broad product offerings in publishing. IMOTSC also competes for advertising and circulation revenue principally with publishers of other hunting, shooting and fishing magazines and Internet websites with similar editorial content to IMOTSC’s magazines. IMOTSC’s publications generally compete on the basis of editorial quality, quantity and quality of circulation, the strength of complementary products serving the same niche and advertising rates. IMOTSC’s major publishing business competitors include American Rifleman, Field & Stream, North American Fisherman, North American Hunter, Outdoor Life, Saltwater Sportsman and others.

Risks Related to IMOTSC’s Business Generally

If IMOTSC does not successfully respond to rapid changes in technology, services and standards, it may not remain competitive.

Technology in the video, telecommunications, radio, and data services used in the entertainment and Internet industries is changing rapidly. Advances in technologies or alternative methods of product delivery or storage or certain changes in consumer behavior driven by these or other technologies and methods of delivery and storage could have a negative effect on IMOTSC’s businesses. Examples of such advances in technologies include video-on-demand, satellite radio, video games, DVD players and other personal video and audio systems (e.g., iPods), electronic book and media devices, smart phones and wireless devices, text messaging and downloading from the Internet. For example, devices that allow users to view or listen to television or radio programs on a time-delayed basis and technologies which enable users to fast-forward or skip advertisements, such as DVRs (e.g., TiVo) and portable digital devices, may cause changes in consumer behavior that could affect the attractiveness of IMOTSC’s offerings to advertisers, and could, therefore, adversely affect its revenues. In addition, further increases in the use of portable digital devices which allow users to view or listen to content of their own choosing, in their own time, while avoiding traditional commercial advertisements, could adversely affect IMOTSC’s advertising revenues.

New product launches or acquired products may reduce IMOTSC’s earnings or generate losses.

IMOTSC’s future success will depend in part on its ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of its current and future customers. IMOTSC’s efforts to introduce new or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product or service, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, IMOTSC’s profitability from year to year may be adversely affected by the number and timing of new product launches.

The loss of key personnel could disrupt and adversely affect IMOTSC’s business.

IMOTSC’s business depends upon the continued efforts, abilities and expertise of its corporate and divisional executive teams. There can be no assurance that these individuals will remain with IMOTSC.

IMOTSC depends, to a large extent, on the abilities and participation of its current executive and management teams. IMOTSC cannot provide assurance that the services of the members of these teams will continue to be available to it, or that IMOTSC will be able to find a suitable replacement for them. The loss of the services of members of these teams, for any reason, may have a material adverse effect on IMOTSC’s business and prospects.

Protection of electronically stored data is costly and if IMOTSC’s data is compromised in spite of this protection, IMOTSC may incur additional costs, lost opportunities and damage to its reputation.

IMOTSC maintains information in digital form necessary to conduct its business, including confidential and proprietary information regarding its advertisers, customers, distributors, employees and viewers as well as personal information. Data maintained in digital form is subject to the risk of intrusion, tampering and theft. IMOTSC develops and maintains systems to prevent this from occurring, but the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite IMOTSC’s efforts, the possibility of intrusion, tampering and theft cannot be eliminated entirely, and risks associated with each of these remain. In addition, IMOTSC provides confidential, proprietary and personal information to third parties when it is necessary to pursue business objectives. While IMOTSC obtains assurances that these third parties will protect this information and, where appropriate, monitors the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised. If IMOTSC’s data systems are compromised, IMOTSC’s ability to conduct its business may be impaired, it may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, IMOTSC may lose revenue as a result of unlicensed use of its intellectual property. Further, a penetration of IMOTSC’s network security or other misappropriation or misuse of personal consumer or employee information could subject IMOTSC to business, litigation and reputation risk, which could have a negative effect on its business, financial condition and results of operations.

Changes in governmental regulation, interpretation or legislative reform could increase IMOTSC’s costs of doing business and adversely affect its profitability.

Laws and regulations, including in the areas of advertising, consumer affairs, data protection, finance, marketing, privacy, publishing and taxation requirements, are subject to change and differing interpretations. Changes in the political climate or in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations or changes in enforcement priorities or activity could adversely affect IMOTSC’s business by, among other things:

•	increasing IMOTSC’s administrative, compliance, and other costs;

•	forcing IMOTSC to undergo a corporate restructuring;

•	limiting IMOTSC’s ability to engage in inter-company transactions with its affiliates and subsidiaries;

•	increasing IMOTSC’s tax obligations, including unfavorable outcomes from audits performed by various tax authorities;

•	affecting IMOTSC’s ability to continue to serve its customers and to attract new customers;

•	affecting cash management practices and repatriation efforts;

•	forcing IMOTSC to alter or restructure its relationships with vendors and contractors;

•	increasing compliance efforts or costs;

•	limiting IMOTSC’s use of or access to personal information;

•	restricting IMOTSC’s ability to market its products; and

•	requiring IMOTSC to implement additional or different programs and systems.

Compliance with regulations is costly and time-consuming, and IMOTSC may encounter difficulties, delays or significant expenses in connection with its compliance, and IMOTSC may be exposed to significant penalties, liabilities, reputational harm and loss of business in the event that it fails to comply. While it is not possible to predict when or whether fundamental policy or interpretive changes would occur, these or other changes could fundamentally change the dynamics of IMOTSC’s industry or the costs associated with its operations. Changes in public policy or enforcement priorities could materially affect IMOTSC’s profitability, its ability to retain or grow business, or in the event of extreme circumstances, its financial condition. There can be no assurance that legislative or regulatory change or interpretive differences will not have a material adverse effect on IMOTSC’s business.

If IMOTSC’s goodwill or intangibles become impaired, IMOTSC will be required to recognize a non-cash charge which could have a significant effect on its reported net earnings.

A significant portion of IMOTSC’s assets consists of goodwill and intangibles. IMOTSC tests goodwill for impairment on October 31 of each year, and on an interim date if factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows for a reporting unit could result in an impairment of goodwill and a noncash charge would be required. Such a charge could have a significant effect on IMOTSC’s reported net earnings.

IMOTSC may face intellectual property infringement claims that could be time-consuming, costly to defend and result in IMOTSC’s loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and IMOTSC’s products may infringe the intellectual property rights of third parties. From time to time, IMOTSC receives letters alleging infringement of intellectual property rights of others. Intellectual property litigation can be expensive and time-consuming and could divert management’s attention from IMOTSC’s business. If there is a successful claim of infringement against IMOTSC, IMOTSC may be required to pay substantial damages to the party claiming infringement or enter into royalty or license agreements that may not be available on acceptable or desirable terms, if at all. IMOTSC’s failure to license the proprietary rights on a timely basis would harm its business.

Disruption or failures of IMOTSC’s information technology systems could have a material adverse effect on its business.

IMOTSC’s information technology systems are susceptible to security breaches, operational data loss, general disruptions in functionality, and may not be compatible with new technology. IMOTSC depends on its information technology systems for the effectiveness of its operations and to interface with its customers, as well as to maintain financial records and accuracy. Disruption or failures of IMOTSC’s information technology systems could impair its ability to effectively and timely provide its services and products and maintain its financial records, which could damage its reputation and have a material adverse effect on its business.

IMOTSC may be unable to realize the benefits of its net operating loss carryforwards (“NOLs”), and, as a result, lose its future tax savings, which could have a negative impact on its liquidity and financial position.

NOLs may be utilized to offset federal and state taxable income in future years and reduce income taxes otherwise payable on such taxable income, subject to certain adjustments. The Internal Revenue Service (“IRS”) or state taxing authorities could challenge the amount of IMOTSC’s NOLs, which could result in increases in IMOH’s future income tax liabilities. IMOTSC’s NOLs could provide a benefit to it, if fully utilized, of significant future tax savings. However, if IMOTSC does not have sufficient taxable income in future years to use the tax benefits before they expire, IMOTSC will lose the benefit of these NOLs permanently. IMOTSC’s inability to utilize available NOLs could require IMOTSC to pay substantial additional federal and state taxes and interest, which may adversely affect its liquidity and financial position.

Future legislation may result in IMOTSC’s inability to realize the tax benefits of its NOLs.

It is possible that legislation or regulations will be adopted in the future that would limit IMOTSC’s ability to use the tax benefits associated with its aggregate federal NOLs.

IMOTSC’s use of NOL carryforwards could be limited by ownership changes.

Section 382 of the Code and similar provisions under state law impose limitations on the utilization of NOLs by a corporation following various types of ownership changes, generally those resulting in more than a 50 percentage point change in ownership of the corporation by certain shareholders within a three year period. IMOTSC cannot be certain that future ownership changes, taken together with those occurring as a result of the mergers, will not limit or deny in full its future utilization of all available NOLs. If IMOTSC cannot utilize available NOLs, if any, IMOTSC may be required to pay substantial additional federal and state taxes and interest. Such tax and interest liabilities may adversely affect IMOH’s liquidity and financial position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

IMOH, Outdoor Channel and IMOTSC have made forward-looking statements in this document, and in documents that are incorporated by reference in this document, that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of each company’s management. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations of IMOH, Outdoor Channel and IMOTSC. Forward-looking statements specifically include, without limitation, the information in this document regarding: projections; efficiencies/cost avoidance; cost savings; income and margins; earnings per share; growth; economies of scale; combined operations; the economy; future economic performance; conditions to, and the timetable for, completing the transaction; future acquisitions and dispositions; litigation; potential and contingent liabilities; management’s plans; business portfolios; taxes; and merger and integration-related expenses.

Forward-looking statements may be preceded by, followed by or include the words “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. IMOH, Outdoor Channel and IMOTSC claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements.

Forward-looking statements are not guarantees of performance. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and elsewhere in this document, and in the documents which are incorporated by reference in this document, could affect the future results of Outdoor Channel and IMOTSC, and of IMOH after the consummation of the mergers, and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements:

•	failure of Outdoor Channel stockholders to adopt the merger agreement;

•	the risk that required consents will not be obtained and the merger is be terminated;

•	the risk that the businesses will not be integrated successfully;

•	the risk that synergies will not be realized;

•	the risk that IMOH following this transaction will not realize on its financing strategy;

•	litigation in respect of either company or the mergers;

•	disruption from the mergers making it more difficult to maintain certain strategic relationships;

•	the risk that following the mergers service providers could refrain from carrying Outdoor Channel or The Sportsman Channel or that the viewership of these channels could decline;

•	the risk that the businesses may fail to secure sufficient or additional advertising revenue; and

•	risks related to increased competition and changing consumer technologies in the industries in which the combined business will operate.

Outdoor Channel, IMOTSC and IMOH also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this document. None of Outdoor Channel, IMOTSC or IMOH undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this document or to reflect actual outcomes.

Additional factors that may affect future results and conditions are described in Outdoor Channel’s filings with the SEC, which are available at the SEC’s website at www.sec.gov or at Outdoor Channel’s website at www.outdoorchannel.com.

THE COMPANIES

Information About InterMedia Outdoor Holdings, Inc.

InterMedia Outdoor Holdings, Inc.

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2862

IMOH is a Delaware corporation and a newly formed holding company. IMOH was formed solely to effect the mergers and has not conducted any business, other than in connection with the merger agreement and related ancillary agreements to which IMOH is a party. Pursuant to the merger agreement, Outdoor Channel and IMOTSC will survive as wholly owned subsidiaries of IMOH. Upon completion of the merger, Outdoor Channel will be delisted. IMOH intends to list its common stock for trading on NASDAQ and it is anticipated that its symbol will be “OUTD.”

IMOH has obtained commitments for $150 million in financing from CIT to be provided through a combination of a new $140 million term loan and a new $10 million revolving credit facility. Proceeds from the financing will be used to facilitate the mergers and specifically to: (i) pay cash merger consideration, (ii) refinance certain existing indebtedness of IMOTSC and its subsidiaries, (iii) fund ongoing working capital requirements, (iv) pay related transaction fees and expenses and (v) for general corporate purposes.

Consummation of the mergers, which is currently anticipated to occur by the end of the first quarter of Outdoor Channel’s fiscal year 2013, is subject to certain conditions, including, among others, closing of the new financing, adoption of the merger agreement by Outdoor Channel’s stockholders, receipt of required regulatory approvals, and other customary closing conditions.

Set forth below is an organizational chart indicating the proposed corporate structure of the combined companies under IMOH.

Anticipated Post-Closing Structure

(1)	Guarantor under new term loan facility and new revolving credit facility.
(2)	Direct and indirect domestic subsidiaries, together with foreign subsidiaries to the extent the guaranty does not cause tax liability, are guarantors under the new term loan facility and new revolving credit facility.

Immediately following the mergers, IMOH’s management team will consist of Peter Kern as Executive Chairman of the Board, Thomas E. Hornish as the President and Chief Executive Officer, Thomas D. Allen as the Chief Financial Officer and Chief Operating Officer, Gavin Harvey as President—Television Networks, Jeffrey Paro as President—Publishing, Integrated Media and Branded Content and Catherine C. Lee as Executive Vice President, General Counsel and Corporate Secretary. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012 and previously served as Outdoor Channel’s General Counsel from December 2004 until January 2012 and Chief Operating Officer from 2007 until January 2012. Mr. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. Mr. Harvey has served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Mr. Paro has served as InterMedia Outdoors, Inc.’s Chief Executive Officer since January 2007. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary since February 2012.

Information About Outdoor Channel Holdings, Inc.

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

Telephone: (951) 699-6991

Outdoor Channel Holdings, Inc., a Delaware corporation, is an entertainment and media company with operations in the following three segments:

THE OUTDOOR CHANNEL: The Outdoor Channel, Inc., segment is comprised of The Outdoor Channel, Inc., a Nevada corporation and a wholly owned indirect subsidiary of Outdoor Channel. It operates Outdoor Channel®, a national television network devoted to traditional outdoor related lifestyle programming and outdoorchannel.com.

PRODUCTION SERVICES: Outdoor Channel’s Production Services segment is comprised of Winnercomm, Inc., a Delaware corporation. Winnercomm’s businesses relate principally to the production, development and marketing of sports and outdoor related programming and production activities and to website development, management and hosting services.

AERIAL CAMERAS: Outdoor Channel’s Aerial Cameras segment is comprised of CableCam, LLC and SkyCam, LLC, both Delaware limited liability companies. The Aerial Cameras business relates principally to the providing of suspended aerial camera services to media networks for inclusion in those networks’ production of sporting events.

For the year ended December 31, 2011, contributions to Outdoor Channel’s consolidated revenues from its segments were as follows: TOC 79%, Production Services 9% and Aerial Cameras 12%.

Outdoor Channel was originally incorporated in Alaska in 1984 and operated a gold prospecting business for some time. In 1993 it formed the Outdoor Channel, Inc. (“TOC”), initially as a wholly owned subsidiary, to begin airing its programming. In order to raise capital, TOC sold equity which resulted in it becoming only a majority owned subsidiary. On September 8, 2004, Outdoor Channel acquired all of the outstanding shares of The Outdoor Channel, Inc. that it did not previously own. Effective September 15, 2004, Outdoor Channel reincorporated from Alaska into Delaware. In 2007, Outdoor Channel sold its gold prospecting business. Outdoor Channel Holdings, Inc. wholly owns OC Corporation, a California Corporation, which in turn wholly owns TOC. Outdoor Channel Holdings is also the sole member of 43455 BPD, LLC, the entity that owns the building that houses Outdoor Channel’s broadcast facility. TOC operates Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming.

On January 12, 2009, Outdoor Channel entered into and completed an asset purchase agreement with Winnercomm, Inc., an Oklahoma corporation and wholly owned subsidiary of Winnercomm Holdings, Inc., a Delaware corporation, Cablecam, LLC, an Oklahoma limited liability company, and Skycam, LLC, an Oklahoma limited liability company, pursuant to which Outdoor Channel purchased certain assets and assumed certain liabilities of the sellers and formed Winnercomm, CableCam and SkyCam. Outdoor Channel Holdings wholly owns Winnercomm which in turn wholly owns CableCam and SkyCam.

Outdoor Channel may “incorporate by reference” certain information into this proxy statement/prospectus. This means that Outdoor Channel can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. See “Where You Can Find More Information” beginning on page 191 for more information on the information incorporated by reference in this document.

IMOTSC has supplied all information contained in this proxy statement/prospectus relating to IMOTSC, IMOH has supplied all information contained in this proxy statement/prospectus relating to IMOH and Outdoor Channel has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Outdoor Channel.

This proxy statement/prospectus incorporates important business and financial information about Outdoor Channel from documents that are not included in or delivered with this document. You may have already been sent some of the documents incorporated by reference, but you can obtain any of them through the SEC’s website at http://www.sec.gov or from Outdoor Channel, excluding all exhibits (unless an exhibit has been specifically incorporated herein by reference), by requesting them in writing or by telephone from Outdoor Channel at the following address:

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

Telephone: (951) 699-6991

You can also get more information by visiting Outdoor Channel’s website at www.outdoorchannel.com. Website materials are not part of this proxy statement/prospectus.

You will not be charged for any of these documents that you request. If you would like to request documents from Outdoor Channel, please do so by              to receive them before the special stockholders’ meeting. If you request any incorporated documents, Outdoor Channel will strive to mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

See “Where You Can Find More Information” on page 191.

Information About InterMedia Outdoors Holdings, LLC

InterMedia Outdoors Holdings, LLC

c/o InterMedia Partners, L.P.

405 Lexington Avenue, 48th Floor

New York, NY 10174

Telephone: (212) 503-2862

OVERVIEW OF INTERMEDIA OUTDOORS HOLDINGS, LLC’S BUSINESS

InterMedia Outdoors Holdings, LLC, a Delaware limited liability company, is a multimedia company that serves the information and entertainment needs of outdoors enthusiasts in the United States. IMOTSC’s content reaches its targeted audience across a variety of complementary television, digital, print, radio, social and event properties. IMOTSC operates in the following two segments:

•	NETWORK AND DIGITAL MEDIA: IMOTSC’s Network and Digital Media segment is comprised of a national television network, a television production business and several digital media properties.

•	The Sportsman Channel® is a national television network which features hunting, shooting and fishing themed programming for the American sportsman.

•

The television production business produces hunting, shooting and fishing themed programming for The Sportsman Channel, as well as other outdoor related programming for third parties on a “work for hire” basis.

•	The digital media business manages a network of 18 individually branded websites dedicated to hunting, shooting and fishing content.

•

PUBLISHING: IMOTSC’s Publishing segment is comprised of a magazine publishing business that produces 15 market-leading enthusiast titles in the hunting, shooting and fishing categories, a consumer events business and a merchandise business.

For the nine months ended September 30, 2012, contributions to IMOTSC’s consolidated revenues from the Network and Digital Media segment and Publishing segment were 36% and 64%, respectively.

NETWORK AND DIGITAL MEDIA SEGMENT (31%, 23% and 20% of IMOTSC’s consolidated revenues in 2011, 2010 and 2009, respectively).

TELEVISION NETWORK

The Sportsman Channel® is a national television network which features hunting, shooting and fishing themed programming. The Sportsman Channel’s target audience is comprised of the approximately 82 million sportsmen and outdoor enthusiasts throughout the United States, as measured by the aggregation of studies from The Outdoor Industry Foundation, The National Survey of Fishing, Hunting & Wildlife and the National Shooting Sports Foundation. As of September 30, 2012, The Sportsman Channel had agreements with the major cable, satellite and telecommunications companies offering video service in the United States, including AT&T U-verse, Cablevision, Charter, Comcast, Cox, DIRECTV, DISH Network, Time Warner and Verizon FIOS. According to estimates by Nielsen, The Sportsman Channel was available to approximately 30.1 million households in November 2012.

The Sportsman Channel Sources of Revenue

The two predominant sources of revenue for The Sportsman Channel are advertising revenue and subscriber fee revenue.

Advertising Revenue. Advertising revenue is generated from the sale of advertising time on The Sportsman Channel television network, including advertisements aired during a program and from fees paid by third-party producers that purchase advertising time in connection with the airing of their programs on The Sportsman Channel. The price The Sportsman Channel is able to charge for advertising time is dependent on market conditions, perceived desirability of its viewers and, for national advertisers, the number of people viewing the channel’s programming (ratings) as estimated by Nielsen.

The Sportsman Channel also generates advertising revenue from infomercials, in which the program is itself an advertisement for a third party product or service, that typically run for 30 minutes during the overnight hours.

The Sportsman Channel’s advertising revenue tends to reflect seasonal patterns of its endemic advertisers’ advertising demand, which is generally greatest during the third and fourth quarter of each year, driven primarily by the hunting season. An “endemic advertiser” refers to an advertiser whose products or services directly address our audience, such as a boating manufacturer advertising on a fishing program.

Subscriber Fee Revenue. Subscriber revenue is generated from cable, satellite and telecommunications service providers who pay monthly subscriber fees to The Sportsman Channel for the right to broadcast its channel. The Sportsman Channel’s service provider contracts are typically long term, and may contain an annual increase in the monthly subscriber fees The Sportsman Channel charges. The Sportsman Channel’s contracts also may provide for certain volume discounts for increased distribution by any one service provider.

The Sportsman Channel Programming

The Sportsman Channel acquires its programming in one of four ways: First, it enters into arrangements with third-party producers, wherein a third-party production company, retailer or manufacturer, produces a show at its expense and buys a predetermined number of minutes of advertising within each airing of the show on The Sportsman Channel. Second, The Sportsman Channel acquires shows from a third-party production company on a “work for hire” basis whereby such programming is produced to The Sportsman Channel’s specifications. Third, IMOTSC produces programs in-house. Fourth, The Sportsman Channel licenses a show from a producer for a fee or for a predetermined amount of advertising inventory provided to such licensor on a barter basis. Ownership of such licensed shows is retained by the licensor. The majority of The Sportsman Channel’s programming supplied under its third-party producer contracts allows for exclusive U.S. rights during the term of the licensing agreement.

Sportsman Channel Competition

The Sportsman Channel competes with other television channels for the distribution of its programming, development and acquisition of content, audience viewership and advertising sales. The Sportsman Channel competes with other television channels to be included in the offerings of each video service provider and for placement in the packaged offerings having the most subscribers. The Sportsman Channel’s ability to secure distribution is dependent upon the production, acquisition and packaging of programming, audience viewership, the marketing and advertising support and incentives provided to distributors, and the prices charged for carriage. The Sportsman Channel’s contractual agreements with distributors are renewed or renegotiated from time to time in the ordinary course of business.

The Sportsman Channel competes for distribution and for viewership with other channels offering similar programming in the areas of hunting, shooting, fishing and outdoors topics. Competitors include NBC Sports, Outdoor Channel, Pursuit Channel, Military Channel, and regional sports networks. The Sportsman Channel also competes for distribution and audience viewers with other television networks targeted at males between the ages of 18 and 54. The Sportsman Channel believes such competitors include A&E, ESPN, ESPN2, History Channel, National Geographic Channel, Spike TV and others.

With respect to the sale of advertising, The Sportsman Channel also competes for advertising revenue with general-interest television and other forms of media, including magazines, newspapers, satellite and broadcast radio, websites and other digital media.

Certain technological advances, including the increased deployment of fiber optic cable, are expected to allow cable and telecommunication video service providers to continue to expand both their channel and broadband distribution capacities and to increase transmission speeds. In addition, the ability to deliver content via new methods and devices is expected to increase substantially. The impact of such added capacities is hard to predict, but the development of new channels of content distribution could lead to increased competition for viewers by facilitating the emergence of additional channels and mobile and internet platforms through which viewers could view programming that is similar to that offered by The Sportsman Channel.

TELEVISION PRODUCTION

The television production business produces original branded hunting, shooting and fishing themed programming including category-leading shows North American Whitetail, Guns & Ammo TV and In-Fisherman TV. Such programming consists of how-to, where-to, species guides, gear, and news-related content. IMOTSC has a content library in excess of 16,000 hours of video content, which may be monetized by selling digitized video clips on websites and tablet computers as part of IMOTSC’s digital media strategy. The business also produces shows on a “work for hire” basis for clients including Beretta, L.L. Bean and W.L. Gore (Gore-Tex). Approximately 220 episodes of programming are produced annually in High Definition and a large percentage of the branded and “work for hire” shows air on The Sportsman Channel.

Television Production Business Revenues

The television production business’s revenues are derived from revenue splits from the sale of sponsorship and advertising and from fees for production services. Revenue at the production business is primarily project-based and is typically collected once projects have been completed and delivered to customers.

Television Production Business Competition

As a producer of programming, IMOTSC competes with other producers of outdoor television including Careco TV, Realtree Productions and Warm Springs Productions. IMOTSC also competes with other general television producers including television network studios and production groups, as well as independent producers to win contracts to produce programming.

DIGITAL MEDIA

The digital media business consists of a network of 18 outdoor enthusiast websites, 10 widely distributed e-Newsletters, and two digital applications.

The digital media business manages a network of 18 individually branded websites dedicated to hunting, shooting and fishing content which receive 2.1 million unique monthly visitors and more than 13 million monthly page views. This network is the largest group of websites dedicated to the hunting, shooting and fishing category. The websites include The Sportsman Channel’s complementary site, thesportsmanchannel.com, shooting websites such as gunsandammo.com, and fishing sites such as bassfan.com which collectively across the network have in excess of 9,000 articles and 400 video segments produced in-house.

The digital media business operates 10 e-Newsletters which provide informative content on hunting, shooting and fishing topics. IMOTSC sends out weekly e-newsletters to over 800,000 recipients from the company’s database.

The digital media business has launched two digital applications for the iPhone, iPad, Android and the web. Guns & Ammo Point of Impact, launched in November, 2010, is a shooting experience game that has generated approximately 2.9 million downloads and Fly Fisherman FlyBench, launched in September 2010, which is an encyclopedic reference application for fly tying.

Digital Media Business Revenues

The digital media business generates advertising revenue from its websites, e-Newsletters and digital applications. The business sells advertising both on a stand-alone basis and as part of advertising packages with The Sportsman Channel and the publishing business.

Digital Media Business Competition

Capturing advertising sales for digital properties is highly competitive. Competition for digital advertising is based on the number of unique users each site attracts per month, the demographic profile of that audience and the number of pages and videos they view across the digital network of websites. The websites and digital applications compete with other websites and digital media and other forms of media, including, magazines, newspapers, satellite and broadcast radio and television.

PUBLISHING SEGMENT (69%, 77% and 80% of IMOTSC’s consolidated revenues in 2011, 2010 and 2009, respectively).

IMOTSC is a leading publisher of 15 enthusiast magazines in the hunting, shooting and fishing categories including titles such as Guns & Ammo, Petersen’s Hunting and In-Fisherman. The current titles collectively produce in excess of 16,000 editorial pages per year. They have a combined print circulation of approximately 2.3 million and total readership in excess of 24 million people per month, based on data compiled by the Audit Bureau of Circulations and GfK Mediamark Research & Intelligence, respectively.

In 2011, IMOTSC’s magazines had the greatest share of endemic advertising pages in most of their respective markets based on data compiled by Magazine Radar, and its magazines are ranked number one or number two in each of their respective niches in either total advertising pages or circulation, according to both Magazine Radar and the Audit Bureau of Circulations.

IMOTSC’s magazine business is organized into three groups.

Hunting Group. The Hunting Group includes the following brands:

•	Gun Dog

•	Hunting

•	Whitetail

•	Wildfowl

•	Bowhunter

•	Bowhunting

•	Game & Fish

Shooting Group. The Shooting Group includes the following brands:

•	Guns & Ammo

•	Guns & Ammo: Handguns

•	Rifle Shooter

•	Shooting

•	Shotgun News

Fishing Group. The Fishing Group includes the following brands:

•	In-Fisherman

•	Fly Fisherman

•	Florida Sportsman

Special Interest Publications

In addition to its periodic magazines, IMOTSC publishes over 30 special interest magazine editions annually. These special interest publications provide specialized information around a particular topic in one of IMOTSC’s core content areas, allowing IMOTSC to leverage its distribution network and content to generate additional revenue. IMOTSC’s special interest publications are sold at newsstands and include advertising.

Digital Magazine Publishing

In fiscal 2012, IMOTSC entered into agreements with several major distributors of digital magazines, including Amazon, Apple and Barnes & Noble, which allow IMOTSC to offer its customers digital versions of each of its magazines. Revenue from digital reproductions of magazines is reported in the Publishing Segment.

Publishing Business Sources of Revenue

IMOTSC’s principal sources of revenue in its publishing business are from advertising and circulation.

Advertising. Advertising rates and rate structures vary among IMOTSC’s publications and are based on, among other things, the circulation or audience of the particular property, the readership demographics, the frequency and the size and placement of the advertisement in the publication. Publishing advertising revenue is influenced by a number of external factors, including the amount and allocation of marketing expenditures by its advertising clients, the extent to which its customers elect to advertise using print media, and, to some extent, national economic conditions.

Circulation. IMOTSC derives circulation revenue from selling subscriptions (digital and print) and by selling its publications on newsstands. Subscription revenue is largely derived via marketing efforts including: direct mail, insert cards, branded website email blasts, gift subscriptions and renewals. Subscription revenue is also derived by using third party sellers, particularly with digital versions. These sellers include Amazon, Apple, and Barnes & Noble. IMOTSC also sells its titles on the newsstand across a wide range of retailers: from big box stores such as Wal-Mart to specialty stores like Cabela’s, to small businesses such as local bait & tackle shops. Retail newsstand revenue is divided between IMOTSC, a national distributor, various wholesalers, and the retailer.

Magazine Production and Distribution

IMOTSC purchases paper through an independent paper brokerage firm, which in turn negotiates short term arrangements directly with the mills. The price of paper is driven by overall market conditions and is therefore difficult to predict. Changes in paper prices could significantly affect IMOTSC’s magazine business. IMOTSC believes adequate supplies of paper are available to fulfill its planned, as well as future, publishing requirements.

IMOTSC outsources the printing operations for each of its 15 magazines to a national printer. The company periodically reviews this business relationship and manages a comprehensive request for proposal process prior to the end of each respective term.

Subscription magazine copies are distributed primarily through the United States Postal Service. The Governors of the United States Postal Service (USPS) review prices for mailing services annually and adjust postage rates periodically. IMOTSC continually seeks the most economical and effective methods for mail delivery, including cost-saving strategies offered within the postal rate structure. IMOTSC cannot, however, predict future changes in the USPS and postal rates or the impact they will have on its business.

Newsstand magazine copies are transported from third party printers to IMOTSC’s wholesalers who distribute them to retailers for sale to consumers. IMOTSC sells its publications to wholesalers with the full right of return for unsold copies and its wholesalers distribute to retailers with the same right of return. IMOTSC also utilizes the service of national distributors for billing and collections from wholesalers. These magazine newsstand distribution services are provided by third parties through multi-year arrangements.

Publishing Business Competition

The publishing industry is highly competitive. IMOTSC competes for readers and advertisers in the general publishing marketplace, which is fragmented. IMOTSC’s competitors include several much larger international companies that operate in many markets and have broad product offerings in publishing. IMOTSC also competes for advertising and circulation revenue principally with publishers of other hunting, shooting and fishing magazines and Internet websites with similar editorial content to IMOTSC’s magazines. IMOTSC’s publications generally compete on the basis of editorial quality, quantity and quality of circulation, the strength of complementary products serving the same niche and advertising rates. IMOTSC’s major publishing business competitors include American Rifleman, Field & Stream, North American Fisherman, North American Hunter, Outdoor Life, Saltwater Sportsman and others.

In addition, IMOTSC’s magazine business also competes for advertising revenue with general-interest consumer and sports magazines and other forms of media, including newspapers, satellite and broadcast radio, television, websites and other digital media.

INTELLECTUAL PROPERTY

IMOTSC’s intellectual property assets principally include copyrights in television programming, websites and other content, trademarks in brands, names and logos, domain names and licenses of intellectual property rights of various kinds. The protection of IMOTSC’s brands and content is of primary importance to its success. To protect its intellectual property assets, IMOTSC relies upon a combination of copyright, trademark, unfair competition, trade secret and Internet/domain name statutes and laws and contract provisions. However, there can be no assurance of the degree to which these measures will be successful in any given case.

GOVERNMENT REGULATION

IMOTSC’s operations are subject to and affected by various government regulations, U.S. federal, state and local government authorities. The operations of cable, satellite and telecommunications service providers, or distributors, are subject to the Communications Act of 1934, as amended, and to regulatory supervision by the FCC. The rules, regulations, policies and procedures affecting IMOTSC’s businesses are constantly subject to change. The following descriptions are summary in nature and do not purport to describe all present and proposed laws and regulations affecting IMOTSC’s businesses. Reference should be made to the Communications Act, other legislation, FCC rules and public notices and rulings of the FCC for further information concerning the nature and extent of the FCC’s regulatory authority. FCC laws and regulations are subject to change, and IMOTSC generally cannot predict whether new legislation, court action or regulations, or a change in the extent of application or enforcement of current laws and regulations, would have an adverse impact on its operations.

Local Cable Regulation

Cable television systems that carry IMOTSC’s programming are regulated by municipalities or other local or state government authorities which have the jurisdiction to grant and to assign franchises, and to negotiate generally the terms and conditions of such franchises, including rates for basic service charged to subscribers, except to the extent that such jurisdiction is preempted by federal law. Any such rate regulation could place downward pressure on the potential subscriber fees IMOTSC can earn.

Effect of “Must-Carry” Requirements

The Cable Act of 1992 imposed “must carry” or “retransmission consent” regulations on cable systems, requiring them to carry the signals of local broadcast television stations. Direct broadcast satellite (“DBS”) systems are also subject to their own must carry rules. The FCC adopted an order requiring cable systems to carry the digital signals of local television stations that have must carry status and to carry the same signal in analog format, or to carry the signal in digital format alone, provided that all subscribers have the necessary equipment to view the broadcast content. The FCC’s implementation of these “must-carry” obligations requires cable and DBS operators to give broadcasters preferential access to channel space. This reduces the amount of channel space that is available for carriage of IMOTSC’s network by cable television systems and DBS operators. Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matters which could affect The Sportsman Channel network. IMOTSC is unable to predict the outcome of future federal legislation, regulation or policies, or the impact of any such laws, regulations or policies on The Sportsman Channel’s operations.

Closed Captioning and Advertising Restrictions

IMOTSC’s network must provide closed-captioning of programming for the hearing impaired, and IMOTSC’s programming and internet websites must comply with certain limits on advertising, including federal and state consumer protection laws that regulate unfair and deceptive practices.

Obscenity Restrictions

Cable operators and other distributors are prohibited from transmitting obscene programming, and IMOTSC’s affiliation agreements generally require it to refrain from including such programming on its network.

Regulation of the Internet

IMOTSC’s businesses operate several internet websites. Internet services are now subject to regulation in the United States relating to the privacy and security of personally identifiable user information and acquisition of personal information from children under 13, including the federal Child Online Protection Act (COPA) and the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM). In addition, a majority of states have enacted laws that impose data security and security breach obligations. Additional federal and state laws and regulations may be adopted with respect to the Internet or other online services, covering such issues as user privacy, child safety, data security, advertising, pricing, content, copyrights and trademarks, access by persons with disabilities, distribution, taxation and characteristics and quality of products and services.

Other Regulations

In addition to the regulations applicable to the cable television and internet industries in general, IMOTSC is also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies.

LEGAL PROCEEDINGS

From time to time, IMOTSC may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm IMOTSC’s business. IMOTSC is not presently a party to any material litigation, nor to the knowledge of management is any litigation threatened against IMOTSC, which may materially affect it.

REAL PROPERTY

The following table sets forth IMOTSC’s principal operating facilities:

Location	Description	Area (Square feet)
Baxter, Minnesota	Editorial, Sales	21,318 Owned
Harrisburg, Pennsylvania	Administrative, Editorial, Sales	6,769 Leased
Marietta, Georgia	Administrative, Editorial, Sales	23,702 Leased
Missoula, Montana	TV Production	16,375 Leased
New Berlin, Wisconsin	Executive, Administrative, TV Production, TV Sales	11,674 Leased
New York, New York	Executive, Administrative, Consumer Marketing	12,007 Leased
Peoria, Illinois	Administrative, Editorial, Sales, TV Production	20,182 Leased
Stuart, Florida	Editorial, Sales	6,198 Leased

The Peoria, Illinois facility consists of a 15,782 long-term lease facility plus additional space pursuant to a short term lease.

IMOTSC believes its current facilities are adequate to meet its needs in the foreseeable future. If necessary, IMOTSC may, from time to time, downsize current facilities or lease additional facilities for its activities.

EMPLOYEES

As of September 30, 2012, IMOTSC had approximately 270 full-time employees in the United States.

None of IMOTSC’s employees are covered by a collective bargaining agreement. IMOTSC believes that it has satisfactory working relations with its employees.

THE OUTDOOR CHANNEL SPECIAL MEETING AND PROXY SOLICITATION

The Outdoor Channel Board is using this document to solicit proxies from the holders of Outdoor Channel common stock for use at the special meeting of Outdoor Channel’s stockholders. Outdoor Channel is first mailing this proxy statement/prospectus and accompanying form of proxy to Outdoor Channel stockholders on or about             .

Matters Relating to the Special Meeting

Time and Place:	,
a.m., Pacific Time
43455 Business Park Drive
Suite 103
Temecula, CA 92590

Purpose of Special Meeting Is to Vote on the Following Items:	1. To adopt the merger agreement, as described in “The Merger Agreement (Proposal No. 1).”

2. To approve, on an advisory, non-binding basis, the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel in connection with the mergers.

3. To approve a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

4. To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

Record Date:	The record date for shares entitled to vote is .

Outstanding Shares Held on Record Date:	On the record date, there were an aggregate of shares of common stock outstanding and entitled to vote.

Shares Entitled to Vote:	Shares entitled to vote at the special meeting are Outdoor Channel common stock. Each share of Outdoor Channel common stock is entitled to one vote.

Quorum Requirement:	A quorum of stockholders (at least a majority of the outstanding shares of Outdoor Channel common stock present in person or represented by proxy at the special meeting) is necessary to hold a valid special meeting. On the record date, there were an aggregate of shares of Outdoor Channel common stock outstanding. Thus, shares must be present in person or represented by proxy at the special meeting to have a quorum. The inspector of elections will determine whether or not a quorum is present.

Abstentions count towards the quorum requirement. Broker non-votes will not count towards a quorum. If there is no quorum, a majority of the shares present in person or by proxy at the special meeting may vote to adjourn the special meeting to another date.

Shares Beneficially Owned by Outdoor Channel Directors and Executive Officers as of the Record Date:	Outdoor Channel directors and executive officers beneficially owned shares of Outdoor Channel common stock on the record date, including shares subject to restricted stock awards. These shares represent in total approximately % of the total voting power of Outdoor Channel’s voting securities. Outdoor Channel’s directors and executive officers have agreed to vote all of Outdoor Channel common stock beneficially owned by them “for” the adoption of the merger agreement.

Votes Necessary to Adopt the Merger Agreement

Item	Vote Necessary

Proposal to Adopt the Merger Agreement	Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote. Abstentions and broker non-votes have the same effect as a vote against adoption of the merger agreement.

Proposal to Approve Advisory Vote on “Golden Parachute” Compensation	If a quorum is present, approval of the non-binding advisory vote to approve “golden parachute” compensation payable or that could become payable to Outdoor Channel’s named executive offices requires the affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote at the special meeting.

Proposal to Adjourn Special Meeting	If a quorum is present, approval of the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting and entitled to vote at the special meeting.

Proxies

Submitting Your Proxy. You may vote in person by ballot at the special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the special meeting. If you attend the special meeting in person, you may cancel any proxy previously given and vote by ballot. Please note, however, that if your shares are held of record by a broker, bank, or other nominee holder, you must obtain a proxy issued in your name from that record holder and present it at the special meeting.

Voting instructions are included on your proxy card or, if you hold your shares in “street name,” on the voting instruction card provided by your bank, broker, custodian or similar nominee holder. If you properly give your proxy and submit it to Outdoor Channel by 11:59 p.m. Pacific Time on             , one of the individuals named as your proxy will vote your shares as you have directed. You may direct your shares to be voted “For” or “Against” the proposals or abstain from voting.

How to Submit a Proxy

By mail:	To submit your proxy by mail, simply complete, date and sign your proxy and return it in the return envelope provided. Postage will be pre-paid if mailed in the United States.

By telephone or internet:	Stockholders who hold shares in “street name” may be able to vote by telephone or over the internet. Please review the voting instructions provided by your bank, broker, custodian or similar nominee holder.

If you submit your proxy but do not make specific choices with respect to the proposals, your proxy will follow the Outdoor Channel Board’s recommendations and vote your shares:

•	“For” the adoption of the merger agreement; and

•

“For” the advisory, non-binding approval of the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel in connection with the mergers; and

•	“For” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement.

Changing or Revoking Your Proxy

You can revoke your proxy at any time before the close of voting at the special meeting. You may revoke your proxy in any of the following ways:

•	Prior to the special meeting, you may:

•	submit another properly completed proxy with a later date by following the return instructions on the proxy card or your voting instruction card; or

•	send a written notice that you are revoking your proxy to the Corporate Secretary at Outdoor Channel’s principal offices at 43445 Business Park Drive, Suite 103, Temecula, CA 92590.

•	During the special meeting, you may vote in person prior to the close of voting. Simply attending the special meeting will not, by itself, revoke your proxy.

Voting in Person

If you are a stockholder of record and you wish to vote in person at the special meeting, a ballot will be provided at the special meeting. However, if your shares are held in the name of your bank, broker, custodian or similar nominee, you must obtain and present at the special meeting a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Proxy Solicitation

Outdoor Channel will pay its own costs of soliciting proxies. In addition to the Outdoor Channel’s proxy materials, Outdoor Channel’s directors, officers, other employees and any other solicitors that Outdoor Channel may retain may also solicit proxies personally, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. Outdoor Channel will provide copies of its solicitation materials to banks, brokerage houses, fiduciaries and custodians that hold beneficially owned shares of Outdoor Channel common stock for distribution to such beneficial owners.

Please do not send in any stock certificates with your proxy cards. If the merger agreement is adopted, the exchange agent will mail transmittal forms with instructions for the surrender of stock certificates for Outdoor Channel common stock to former Outdoor Channel stockholders as soon as practicable after the completion of the mergers.

Appraisal Rights

If and to the extent required under Delaware law, Outdoor Channel stockholders will be entitled to appraisal rights under the DGCL in connection with the mergers. See the section “Dissenters’ Appraisal Rights.”

Other Business

Outdoor Channel is not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjourned meeting or postponement, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

Outdoor Channel Householding Information

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement/prospectus and annual report addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be “householding” our proxy materials. A single proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate proxy statement/prospectus, please notify your broker, direct your written request to Outdoor Channel Holdings, Inc., Investor Relations, 43445 Business Park Drive, Suite 103, Temecula, CA 92590, or contact Investor Relations at (951) 699-6991. Stockholders who currently receive multiple copies of the proxy statement/prospectus at their address and would like to request “householding” of their communications should contact their broker.

Stockholder Account Maintenance

Outdoor Channel’s transfer agent is Computershare Trust Co. All communications concerning accounts of stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock, and similar issues, should be made by calling the transfer agent’s toll-free number, (800) 736-3001. In addition, you can access your account through the transfer agent’s website. To access your account on the Internet, visit www-us.computershare.com/Investor/.

THE PROPOSED TRANSACTION

General Description of the Proposed Transaction

On November 15, 2012, Outdoor Channel entered into the merger agreement with IMOTSC, IMOH, Outdoor Channel Sub and InterMedia Sub. Under the merger agreement, (i) Outdoor Channel Sub will merge with and into Outdoor Channel, with Outdoor Channel as the surviving corporation (which is referred to as the Outdoor Channel merger), and (ii) InterMedia Sub will merge with and into IMOTSC, with IMOTSC as the surviving limited liability company (which is referred to as the IMOTSC merger, which, together with the Outdoor Channel merger, are referred to herein as the mergers). Outdoor Channel Sub and InterMedia Sub are both indirect wholly owned subsidiaries of IMOH. As a result of the mergers, Outdoor Channel and IMOTSC will become subsidiaries of IMOH. IMOH is expected to be listed for trading on NASDAQ under the symbol “OUTD.”

Upon the consummation of the mergers, each outstanding share of Outdoor Channel common stock will be automatically converted into and will represent the right to receive the following consideration, pursuant to an election made by each stockholder, subject to proration in certain circumstances as described below (and subject to certain adjustments for fractional shares and the like as set forth in the merger agreement): (x) $8.00 in cash, without interest, with respect to each share of Outdoor Channel common stock for which an election to receive cash has been made; (y) one share of IMOH common stock with respect to each share of Outdoor Channel common stock for which an election to receive stock has been made; or (z) with respect to each share of Outdoor Channel common stock for which an election to receive mixed stock and cash has been made or for each share of Outdoor Channel common stock for which no election has been made, a combination of (A) $4.46 in cash, without interest and (B) that portion of a share of IMOH common stock equal to 0.443.

The proration procedures are designed to ensure that the shares of Outdoor Channel common stock to be converted in the Outdoor Channel merger are converted into an aggregate of $115,000,000 in cash and approximately 32.4% of the IMOH common stock outstanding immediately after the consummation of the mergers. If the elections of all of the Outdoor Channel common stockholders result in an oversubscription or undersubscription of the Cash Election Shares, the Available Cash Amount will not be adjusted; it will remain fixed. For example, if the number of Cash Election Shares plus cash paid in connection with Mixed Consideration exceeds the Available Cash Amount then each stockholder making a cash election will receive shares of IMOH common stock and a prorated amount of cash. If the number of Cash Election shares plus cash paid in connection with Mixed Consideration does not exceed the Available Cash Amount, then stockholders electing Stock Consideration will receive a portion of their merger consideration in cash. Stockholders electing Mixed Consideration will not be subject to proration.

IMOH will appoint an exchange agent reasonably acceptable to Outdoor Channel and the Exchange Agent will allocate the Available Cash Amount and IMOH common stock to be paid to the Outdoor Channel common stockholders pursuant to the proration procedures described below. The amount of cash consideration and the number of shares of IMOH common stock to be received by holders making a cash or stock election will be dependent upon the elections of other Outdoor Channel common stockholders. Accordingly, there is no assurance that an Outdoor Channel common stockholder that has made a valid cash or stock election in respect of shares of its Outdoor Channel common stock will receive the form or combination of consideration so elected. See “Risk Factors—Holders of Outdoor Channel common stock who made cash or stock elections may not receive all their merger consideration in the form they elected.”

In the event a holder of shares of Outdoor Channel common stock makes an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (counted to the nearest whole share) and makes an election to receive stock for 44.26% of such holder’s aggregate outstanding shares (rounded to the nearest whole share), and indicates its intent on its election form to receive the equivalent of Mixed Consideration for all of such holder’s shares, then such holder’s shares will not be subject to proration.

Please refer to the sections entitled “The Merger Agreement (Proposal No. 1)—Merger Consideration” and “The Merger Agreement (Proposal No. 1)—Outdoor Channel Stockholder Election Procedures” to find detailed information regarding the election to be made by the Outdoor Channel Stockholders and the proration procedures.

Upon the consummation of the mergers, the InterMedia Unit Holders will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their InterMedia Units, subject to various adjustments set forth in the merger agreement. Shares of IMOH common stock shall be allocated among the InterMedia Unit Holders in accordance with the merger agreement and the IMOTSC limited liability company agreement.

Immediately after the mergers, the stockholders of Outdoor Channel are expected to own approximately 32.4% of IMOH, including the Massie Parties, who are anticipated to own no greater than              of IMOH, and the InterMedia Unit Holders are expected to own approximately 67.6% of IMOH. Substantially all of the shares held by the InterMedia Unit Holders are held by or on behalf of InterMedia Partners.

Immediately following the mergers, IMOH’s management team will consist of Peter Kern as Executive Chairman of the Board, Thomas E. Hornish as the President and Chief Executive Officer, Thomas D. Allen as the Chief Financial Officer and Chief Operating Officer, Gavin Harvey as President—Television Networks, Jeffrey Paro as President—Publishing, Integrated Media and Branded Content and Catherine C. Lee as Executive Vice President, General Counsel and Corporate Secretary. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012 and previously served as Outdoor Channel’s General Counsel from December 2004 until January 2012 and Chief Operating Officer from 2007 until January 2012. Mr. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. Mr. Harvey has served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Mr. Paro has served as InterMedia Outdoors, Inc.’s Chief Executive Officer since January 2007. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary sine February 2012.

The merger agreement is attached as Annex A-1 to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Outdoor Channel encourages its stockholders to read the merger agreement carefully in its entirety, as the merger agreement is the principal legal document governing the mergers.

At the special meeting, holders of Outdoor Channel common stock will be asked to vote upon a proposal to adopt the merger agreement, a proposal, to approve, on an advisory (non-binding) basis the “golden parachute” compensation payable or that could become payable to the named executive officers of Outdoor Channel in connection with the mergers, and a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

The Outdoor Channel Board is using this document to solicit proxies from the holders of Outdoor Channel common stock for use at the special meeting. The mergers will not be consummated unless Outdoor Channel’s stockholders adopt the merger agreement.

Background of the Proposed Transaction

The management of Outdoor Channel and the Outdoor Channel Board regularly review the strategic direction of the business of Outdoor Channel in light of, among other things, its results of operations, general market and economic conditions, its competitive position in the industries in which it operates, its strategic objectives and operational matters. As a part of such reviews, management and the Outdoor Channel Board have considered the strategic options of its business, including the continued challenges of operating as a single-channel stand-alone company and the possibility of a sale of the business, acquisitions and other strategic combinations, the advantages and disadvantages of each strategic option and whether such option offers the best avenue to enhance stockholder value.

In 2007, representatives of Outdoor Channel and InterMedia Partners, which is the controlling equity holder of IMOTSC, participated in preliminary discussions to consider the possibility of a business combination involving Outdoor Channel and IMOTSC. Although these initial preliminary discussions did not proceed further at that time, from time to time thereafter representatives of the two companies contacted each other to discuss whether the parties should re-explore a potential business combination, but these infrequent discussions never led to any further discussions until 2011.

In 2010, Outdoor Channel received preliminary expressions of interest from two separate private equity firms. Each private equity firm’s proposal included the purchase of all outstanding Outdoor Channel shares for cash and a significant rollover of the Massie Parties shares into equity in the potential purchasers. As a result, after receiving the advice of representatives of Outdoor Channel’s legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, which we refer to as Wilson Sonsini, the Outdoor Channel Board created a special committee of disinterested directors (the “Special Committee”) to review and evaluate strategic alternatives, including without limitation, a possible sale of Outdoor Channel. In June 2010, Outdoor Channel engaged Lazard Frères & Co. LLC, which we refer to as Lazard, as its financial advisor. The Special Committee held several meetings and directed Lazard to engage, on behalf of Outdoor Channel, in discussions with the two private equity firms . Although Outdoor Channel engaged in preliminary discussions with both firms for several months and granted such firms access to confidential materials and due diligence sessions with management of Outdoor Channel, no firm bid or proposal was received regarding a transaction and such discussions were discontinued. The Special Committee held its last meeting in May 2011.

During May and June 2011, the Outdoor Channel Board held a series of board meetings to discuss potential strategic alternatives for the company that could enhance stockholder value, including exploration of a sale of the entire company. The Outdoor Channel Board, with the assistance of Outdoor Channel’s management and legal and financial advisors, reviewed potential internal strategic measures and external strategic transactions and considered the feasibility and potential advantages and disadvantages of such possible measures or transactions. In connection with its review of potential transactions, the Outdoor Channel Board considered the likelihood that potential acquirors would have an interest in a transaction and the potential synergies and other factors that could affect the consideration that such other parties could be prepared to pay. At the conclusion of these series of meetings, the Outdoor Channel Board authorized management, with Lazard’s assistance, to pursue a non-public third-party solicitation process in which both strategic and financial potential acquirors would be contacted.

From August through November 2011, a total of 85 parties were contacted, 65 of which were private equity firms and 20 of which were potential strategic bidders. These contacts lead to the execution of confidentiality agreements and due diligence reviews by 29 parties and the receipt of seven indications of interest. None of such parties submitted final proposals or continued significant discussions with Outdoor Channel.

Shortly following completion of this initial process, Outdoor Channel engaged in communications with four separate parties, including certain parties that had not been contacted during the initial process such as InterMedia Partners and a private equity firm, which we refer to herein as Party A.

In November 2011, representatives of Outdoor Channel and representatives of InterMedia Partners held preliminary discussions regarding a potential business combination transaction involving IMOTSC and Outdoor Channel. From time to time thereafter, representatives of Outdoor Channel and InterMedia Partners continued to discuss a potential transaction and certain high level diligence matters.

Also in November 2011, Party A submitted a preliminary non-binding indication of interest proposing an acquisition of Outdoor Channel for a purchase price ranging from $7.15 to $7.35 per share. Following further discussions and negotiations, this range was increased to $7.50 to $7.80 per share in a subsequent indication of interest delivered in December 2011. Outdoor Channel requested that Party A provide additional details regarding the proposed financing for the potential transaction and Party A indicated that a fully financed bid would be forthcoming.

From January 2012 through June 2012, Outdoor Channel and IMOTSC continued to exchange high level due diligence materials, including financial forecasts and tax data regarding their respective businesses.

On February 15, 2012, Party A submitted a revised preliminary non-binding indication of interest proposing an acquisition of Outdoor Channel for a purchase price of $6.55 per share for the Massie Parties and $7.25 per share for all other shareholders, equivalent to a $6.99 weighted average price per share. The indication of interest did not provide details on Party A’s potential financing sources despite Outdoor Channel’s request to do so.

Following receipt of Party A’s proposal, at the direction of the Outdoor Channel Board, Lazard contacted Party A and requested that Party A increase its proposal and provide additional details regarding its proposed financing. Party A declined to increase its proposal and discussions were discontinued.

In April 2012, Thomas E. Hornish, the President and Chief Executive Officer of the Outdoor Channel, had a call with representatives of InterMedia Partners to discuss a framework for a potential transaction.

On May 31, 2012, Mr. Hornish and Tom Allen, the Chief Financial Officer of Outdoor Channel, held a preliminary diligence call with representatives of InterMedia Partners and IMOTSC regarding IMOTSC’s magazine business. Lazard also joined the call.

In mid-June 2012, Party A indicated that it desired to reinitiate discussions regarding a potential transaction and that a proposal would be forthcoming.

On June 15, 2012, Messrs. Hornish and Allen met, together with Lazard, with representatives from InterMedia Partners to continue discussions regarding a potential transaction. During such discussions, Mr. Hornish indicated that Outdoor Channel would be willing to undertake a transaction in which Outdoor Channel stockholders would hold 40% of the combined company’s pro forma equity ownership after taking into account the cash consideration that would be payable to Outdoor Channel stockholders.

From June 21 through July 1, 2012, representatives of Outdoor Channel and InterMedia Partners continued to meet to negotiate the principal terms of InterMedia Partner’s proposal. The negotiations focused on the consideration, comprised of cash and shares of the combined company, to be received by Outdoor Channel stockholders.

On June 28, 2012, Party A submitted a revised preliminary non-binding indication of interest proposing an all-cash acquisition of Outdoor Channel for a purchase price of $7.50 per share subject to financing and other conditions. The indication of interest did not provide details on Party A’s potential financing sources although Party A indicated that a fully financed bid would be forthcoming.

On July 2, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss IMOTSC’s and Party A’s respective proposals. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners and Party A. Lazard then summarized for the Outdoor Channel Board financial terms proposed by IMOTSC, which contemplated the combined company entering into a new debt facility for $120 million with the proceeds to be used to refinance existing indebtedness of IMOTSC’s magazine business and the balance to be used, along with available cash, to fund the cash portion of the consideration payable to Outdoor Channel stockholders in the proposed transaction. The proposed transaction would result in consideration comprised of approximately $125 million in cash and a 30.7% pro forma equity ownership for Outdoor Channel stockholders in the combined company and a 69.3% pro forma equity ownership for IMOTSC equity holders. Outdoor Channel stockholders would be entitled to elect to receive $7.60 per share in cash or shares of the combined company’s common stock, subject to proration. Mr. Hornish also indicated to the Outdoor Channel Board that since the companies had exchanged only limited due diligence information then to date, the proposal would be subject to executing a confidentiality agreement and completing detailed due diligence. After further discussion, the Outdoor Channel Board authorized management to continue negotiations with IMOTSC on the basis of the proposed terms, but directed management to seek to increase the percentage equity ownership of Outdoor Channel stockholders in the combined company. The Outdoor Channel Board also discussed the status of discussions with Party A, including the prospects of improving Party A’s proposal and Party A’s request for exclusive negotiations, and directed management to engage in further discussions with Party A, but to indicate that Outdoor Channel would be unable to enter into exclusivity until Party A was able to provide more clarity and certainty regarding its proposed financing arrangements.

Following the board meeting, in accordance with the Outdoor Channel Board’s directions, Mr. Hornish and Lazard contacted representatives of InterMedia Partners and proposed an increase in the pro forma equity ownership of Outdoor Channel stockholders in the combined company from 30.7% to 32.6% and an increase in the per share cash election amount from $7.60 per share to $7.85 per share and the aggregate of cash being distributed to Outdoor Channel stockholders remaining equal to approximately $125 million.

On July 11, 2012, representatives of InterMedia Partners delivered to Outdoor Channel a written counterproposal reflecting a pro forma equity ownership for Outdoor Channel stockholders in the combined company of 30.7%, and an increase in the per share cash election amount to $8.00 per share and the aggregate of cash being distributed to Outdoor Channel stockholders remaining equal to approximately $125 million. The counterproposal also included an $8 million termination fee payable by Outdoor Channel to IMOTSC under certain circumstances, a proposed voting agreement that would limit the ability of the Massie Parties and certain other affiliates from voting in favor of an alternative transaction for a certain period after termination of a merger agreement and a prohibition on Outdoor Channel from soliciting alternative proposals for a limited period following execution of the merger agreement. The proposal also indicated that the combined company would have seven directors, four selected by InterMedia Partners and three designated by Outdoor Channel.

On July 13, 2012, Outdoor Channel management met in person with Party A and its financing sources for purposes of facilitating Party A’s and such financing sources’ due diligence processes. Following this meeting, Party A continued to perform diligence on Outdoor Channel and held conference calls with Outdoor Channel management. Initially following these meetings, Party A indicated that it was working toward delivering a fully financed cash proposal to acquire Outdoor Channel at $7.50 per share, but would likely require the Massie Parties to convert a portion of their stock into new equity of the surviving corporation, and stated that it would be in a position to deliver such proposal shortly.

On July 18, 2012, InterMedia Partners revised its July 11, 2012 proposal for a transaction in which Outdoor Channel stockholders would receive either (1) the same consideration as set forth in the July 11th proposal of 30.7% of the pro forma equity ownership of the combined company and a per share cash election amount of $8.00 per share (an aggregate of approximately $125 million) or (2) if the Massie Parties agreed to the provision limiting their ability to vote for any alternative acquisition for a period of at least one year, 31.3% of the combined company’s pro forma equity ownership and a per share cash election amount of $8.10 per share (an aggregate of approximately $125 million). Each of the options would include a termination fee of $8 million payable by Outdoor Channel to IMOTSC under certain circumstances and the prohibition of a go-shop provision. Subsequently in August 2012, InterMedia Partners further revised its proposal to increase Outdoor Channel stockholders’ pro forma equity ownership to 31.65% in the event the Massie Parties agreed to their one-year restriction.

On July 23, 2012, representatives of Outdoor Channel followed up with Party A regarding the status of its proposal. Party A indicated that it was continuing to work on a proposal and stated again that it would be able to deliver a fully financed cash proposal within a matter of days.

On July 27, 2012, Messrs. Hornish and Allen met in face-to-face meetings with representatives of InterMedia Partners to discuss the proposed transaction. Conversations focused on the business and strategic rationale for the proposed transaction and InterMedia Partners’ plans for the combined company.

On August 2, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss the proposed transaction. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of the discussions with InterMedia Partners regarding its plans for the operations of the combined business, including various strategies for combining the two networks and potential synergies to be realized from the proposed transaction. Lazard discussed with the Outdoor Channel Board certain potential strategic options for Outdoor Channel, including a recapitalization of the company on a standalone basis, and summarized financial terms of InterMedia Partners’ and Party A’s respective proposals. The Outdoor Channel Board then discussed the advantages and disadvantages of implementing various potential strategies and other matters pertaining to the combined company. Peter Kern of InterMedia Partners joined for a portion of the meeting to discuss his vision for the combined company with the Outdoor Channel Board. The members of the Outdoor Channel Board asked several questions of Mr. Kern and discussion ensued. Following discussion, Mr. Kern left the meeting, and Messrs. Hornish and Allen updated the Outdoor Channel Board on the status of Outdoor Channel’s due diligence review of IMOTSC’s business and certain key findings identified to date.

On August 7, 2012, at the Board’s direction, representatives of Lazard discussed with Party A the status of Party A’s proposal and terms of its proposed financing. Party A continued to state that fully committed financing would be forthcoming.

On August 8, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss Party A’s proposed transaction. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners, including InterMedia Partners’ proposal regarding the form and amount of consideration to be delivered to Outdoor Channel stockholders in the proposed transaction and the proposed restrictions on the Massie Parties. The Board then discussed with Outdoor Channel’s advisors the proposed termination fee payable by Outdoor Channel to IMOTSC under certain circumstances described in the merger agreement and other deal protection provisions. After discussion, the Outdoor Channel Board directed management to negotiate a lower termination fee. Messrs. Hornish and Allen then updated the Board on the status of discussions with Party A. Based on the status of negotiations and discussions with Party A and the failure of Party A to deliver a fully financed proposal for a potential transaction despite continued assurances that it would do so, the Outdoor Channel Board authorized management to enter into exclusivity with IMOTSC subject to negotiating an acceptable termination fee.

Following the meeting, Messrs. Hornish and Allen had several calls with representatives of InterMedia Partners to discuss the proposed termination fee. As a result of these discussions, IMOTSC decreased the proposed termination fee to $6 million and Mr. Hornish indicated that Outdoor Channel would be prepared to enter into exclusive negotiations with IMOTSC. In connection with the ongoing discussions and to facilitate the exchange of additional due diligence materials, Outdoor Channel and IMOTSC then entered into a mutual confidentiality agreement on August 13, 2012, which agreement required Outdoor Channel to negotiate exclusively with InterMedia Partners for a period of 30 days.

Beginning in August 2012, representatives of Outdoor Channel and InterMedia Partners commenced detailed due diligence investigations, provided access to certain non-public materials and other data through on-line data rooms and facilitated in-person diligence meetings. Outdoor Channel also engaged a nationally recognized outside accounting firm to perform due diligence on financial and accounting aspects of IMOTSC’s business and a third party print media consultant to perform due diligence on IMOTSC’s print media business. The exchange of due diligence materials between the parties continued until execution of the merger agreement.

On September 4, 2012, IMOTSC delivered a draft of the proposed merger agreement to Outdoor Channel. From September 4 through the announcement of the transaction, representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP, which we refer to as Paul Weiss, counsel to InterMedia Partners and IMOTSC, and Wilson Sonsini engaged in negotiations and exchanged drafts of the merger agreement to finalize the terms and conditions of the transaction. The principal matters discussed included the amount and events triggering the payment of the termination fee by Outdoor Channel, deal protection provisions, IMOTSC’s position that its obligations to close the transaction should be conditioned on its ability to obtain debt financing, the timing for the delivery of audited financial statements on the combined IMOTSC business and the overall liability of the parties in the event of certain breaches of the merger agreement. These negotiations and exchanges of draft merger agreements continued until execution of the definitive merger agreement.

On September 6, 2012, Messrs. Hornish and Allen, together with the third party print media consultant, met in person with representatives of InterMedia Partners and IMOTSC to conduct due diligence discussion regarding the publishing business of IMOTSC. Lazard also attended this meeting.

On September 11, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss the potential transaction with IMOTSC. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status and findings of the due diligence then performed to date. Additionally, Outdoor Channel’s third party consultant reviewed with the Board the results of its due diligence on IMOTSC’s publishing business. Representatives of Wilson Sonsini then led the board through a discussion of the material terms of the merger agreement, including the provisions relating to deal protection and financing risks. Messrs. Hornish and Allen indicated that, based on the continued due diligence investigation and the matters to be negotiated on the proposed merger agreement, they would recommend that the Outdoor Channel Board extend the exclusivity period under the confidentiality agreement with IMOTSC for an additional 30 days. The Outdoor Channel Board determined to extend the exclusivity period through October 12, 2012. As discussions between Outdoor Channel and InterMedia Partners progressed, the exclusivity period was extended from time-to-time thereafter through the date of execution of the merger agreement.

Following the meeting on September 11, 2012, the parties continued their due diligence investigations and engaged in discussions and negotiations relating to the terms of the merger agreement, which continued to focus on financing and governance matters. During such time, representatives of Outdoor Channel and IMOTSC discussed a proposal to remove the financing condition initially proposed by IMOTSC in favor of a termination fee that would be payable by IMOTSC in the event that the financing was not available to close the transaction.

On October 9, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss the potential transaction with IMOTSC. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners and its advisors, including the progress on the negotiations of the terms of the proposed merger agreement and governance of the combined company, including the composition of the management of the combined company and related matters. Messrs. Hornish and Allen then updated the Outdoor Channel Board on certain outstanding items that would need to be completed prior to signing the proposed merger agreement, including finalization of the audit of the consolidated financial statements of IMOTSC’s magazine and channel businesses, the renewal of certain agreements with certain key distributors of Outdoor Channel, the status of the negotiations between InterMedia Partners and its lenders in respect of the financing for the proposed transaction and finalization of outstanding terms of the proposed merger agreement. Representatives of Wilson Sonsini then reviewed with the Board the material terms and conditions of the proposed merger agreement, including the terms of the proposed termination fee that Outdoor Channel would be required to pay IMOTSC in certain circumstances, the terms of a proposed reverse termination fee payable by IMOTSC in the event that the financing was not available at the time of closing and additional deal protections requested by IMOTSC. Lazard discussed with the Board certain financial matters that could impact the valuations of Outdoor Channel and IMOTSC, including updated financial information provided by the managements of Outdoor Channel and IMOTSC for the 2012 fiscal year and such managements’ expectations regarding potential synergies. Management of Outdoor Channel then reviewed with the Board projected financial information regarding IMOH that had been provided by InterMedia Partners and management’s view of such projections and certain adjustments deemed appropriate by management.

Following the October 9th board meeting, representatives of Outdoor Channel and InterMedia Partners continued to negotiate the terms of the merger agreement and to discuss the terms of IMOTSC’s proposed financing. In particular, negotiations focused on, among other things, the timing of the date at which either party to the merger agreement would have the right to terminate the agreement in light of the corresponding period for which IMOTSC’s lenders were willing to provide committed financing, limitations on IMOTSC’s liability in the event of termination, and terms of the arrangements with management of the combined company and the proposed $2 million advisory fee payable to InterMedia Partners in connection with the transaction. During this time, the parties also continued to engage in due diligence, and Outdoor Channel reviewed draft consolidated financial statements of IMOTSC.

On November 9, 2012, Messrs. Hornish and Allen met with representatives of InterMedia Partners to discuss the status of the transaction and to revisit the economics previously agreed to at the time the parties entered into exclusive negotiations in light of the results of Outdoor Channel’s and InterMedia Partners’ respective due diligence investigations.

Following such discussions, Messrs. Hornish and Allen indicated the desire of Outdoor Channel to pay to its stockholders in connection with the transaction a special dividend prior to end of the calendar year, and IMOTSC indicated that such dividend would be acceptable provided that the aggregate amount of the dividend, which was estimated to be approximately $6.5 million, was deducted from the cash consideration to be delivered to Outdoor Channel stockholders in the merger. As a result of these discussions, the parties initially agreed to increase the number of shares to be distributed to Outdoor Channel stockholders from 30.7% to 31.5% of the pro forma equity ownership of the combined company, that Outdoor Channel would be permitted to make the proposed special cash dividend, with a resulting equivalent decrease to the cash consideration to be paid in the merger from $125 million to approximately $118.5 million, that the termination fee to be paid by Outdoor Channel under certain circumstances would be increased from $6 million to $6.5 million and that the proposed management advisory fee of InterMedia Partners would be increased from $2 million to $2.5 million.

On November 13, 2012, the parties held several conference calls to finalize the economic terms of the proposed transaction, focusing on the aggregate amount of the equity of the combined company that would be issued to Outdoor Channel stockholders as consideration. At such time, the parties indicated their concerns regarding the liquidity of the combined company following closing and their desire to decrease the total cash consideration payable to Outdoor Channel stockholders to $115 million. InterMedia Partners proposed that to compensate Outdoor Channel stockholders for the decrease in cash consideration, the amount of stock consideration to be received by the Outdoor Channel stockholders would be increased by approximately the same value, resulting in Outdoor Channel stockholders receiving an aggregate of 32.4% of the combined company.

On November 14, 2012, the Outdoor Channel Board held a special meeting, with representatives of Outdoor Channel’s management and legal and financial advisors in attendance, to discuss the potential transaction with IMOTSC. At the meeting, Messrs. Hornish and Allen provided the Outdoor Channel Board with an overview of the status of discussions with InterMedia Partners and its advisors. Following the discussion, representatives of Wilson Sonsini advised the Outdoor Channel Board of its fiduciary duties in connection with the potential transaction and then discussed the terms of the proposed merger agreement, support agreement, lockup agreement and registration rights agreement. The Outdoor Channel Board also discussed other actions to be taken in connection with the transaction, including the proposed declaration of a $0.25 per share cash dividend that would be paid to Outdoor Channel stockholders in December 2012. As requested by Outdoor Channel, Lazard reviewed with the Board its financial analysis of the Outdoor Channel merger consideration inclusive of the $0.25 per share dividend and rendered to Outdoor Channel’s Board an oral opinion, subject to confirmation in writing upon completion of all definitive documentation, to the effect that the consideration to be paid to holders of Outdoor Channel common stock (other than holders who are entitled to and properly demand an appraisal of their shares of Outdoor Channel common stock) was fair, from a financial point of view, to such holders. The Outdoor Channel Board engaged in a discussion of the advantages of the transaction and a number of countervailing factors as more fully described in the section “Outdoor Channel Reasons for the Outdoor Channel

Merger.” Following such discussions, the Outdoor Channel Board, subject to completion of all definitive documentation, unanimously determined that the merger agreement and the Outdoor Channel merger were advisable and in the best interests of Outdoor Channel and its stockholders, approved the merger agreement and recommended that Outdoor Channel stockholders adopt the merger agreement. The Outdoor Channel Board also declared the $0.25 per share cash dividend to be paid to Outdoor Channel stockholders in December 2012 in connection with the transaction.

On November 15, 2012, given that the merger agreement had not been executed and that the dividend had been declared the prior evening, Outdoor Channel requested that Lazard update its financial analysis of Outdoor Channel assuming the payment of the dividend declared by the Outdoor Channel Board the prior day. Lazard indicated that its oral opinion rendered the prior day should be considered withdrawn.

Later on November 15, 2012, the Outdoor Channel Board reconvened and received an update on the finalization of the merger agreement and related transaction matters from Wilson Sonsini. As requested, Lazard reviewed with Outdoor Channel’s Board its updated financial analysis of the Outdoor Channel merger consideration and rendered to Outdoor Channel’s board of directors an oral opinion, confirmed by delivery of a written opinion dated November 15, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the consideration to be paid in the Outdoor Channel merger to holders of Outdoor Channel common stock (other than holders who are entitled to and properly demand an appraisal of their shares of Outdoor Channel common stock) was fair, from a financial point of view, to such holders. At the conclusion of the meeting, the Outdoor Channel Board unanimously determined that the Merger Agreement and the Outdoor Channel merger were advisable and in the best interests of Outdoor Channel and its stockholders, approved the Merger Agreement, recommended that Outdoor Channel stockholders adopt the Merger Agreement and authorized management to enter into the Merger Agreement.

During the evening of November 15, 2012, IMOTSC and Outdoor Channel executed and delivered the merger agreement. The directors and executive officers of Outdoor Channel and the Massie Parties also executed and delivered the Support Agreement, the Massie Parties and Mr. Hornish executed and delivered the Lock-Up Agreement and the Massie Parties executed and delivered the Registration Rights Agreement.

On the morning of November 16, 2012, IMOTSC and Outdoor Channel issued a joint press release announcing the transaction.

Outdoor Channel Reasons for the Outdoor Channel Merger

During the course of its deliberations on the mergers, the Outdoor Channel Board held numerous meetings and consulted with Outdoor Channel’s senior management and legal and financial advisors. The Board considered a number of alternatives to enhance Outdoor Channel’s competitive position and to increase stockholder value. The Outdoor Channel board believes the proposed transaction is in the best interests of Outdoor Channel and its stockholders. In reaching its decision to approve the transaction, the Board reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

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The intensely competitive nature of the broadcasting industry in which Outdoor Channel competes, including strategic and financial challenges associated with operating a single-channel network, and Outdoor Channel’s need to expand its subscriber base to increase revenues from subscriber fees and advertising.

•	The highly complementary nature of Outdoor Channel’s and IMOTSC’s respective businesses and shared target markets focused on outdoor enthusiasts.

•	The companies’ relative distribution strengths and weaknesses based on carriage agreements with the major cable, satellite, and telecommunication companies in the United States.

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Outdoor Channel’s business plans and strategic objectives, as well as the risks to executing its business plans and accomplishing these strategic objectives in light of the current business environment and trends in its industry;

•	Outdoor Channel’s business and competitive prospects if it remains an independent company and the scale and other skills and assets required to compete effectively, noting in particular:

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consolidation trends among cable, satellite, and other video service operators, resulting in considerable leverage in favor of these operators when negotiating with single-network content providers such as Outdoor Channel;

•	the importance of scale in such competitive market environments and the associated challenges to growth as an independent company;

•	the significant and increasing cost of complying with obligations as a publicly traded micro-cap company; and

•	anticipated operating performance and competitive position.

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the current macro-economic climate and conditions in the United States and around the world, and the potential impact of these conditions on Outdoor Channel’s business and prospects as an independent company;

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current conditions in the financial market generally, as well as the current and historical market prices of Outdoor Channel common stock, the current and historical market prices of Outdoor Channel common stock relative to those of other industry participants and general market indices and the illiquidity of micro cap stocks in general;

•	the availability of appraisal rights for Outdoor Channel stockholders who properly exercise their statutory appraisal rights under Delaware law;

•	Outdoor Channel’s current financial condition, as well as Outdoor Channel’s historical financial performance and results of operations;

•	management forecasts of Outdoor Channel’s financial condition and results of operations;

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possible alternatives to the mergers (including the option of continuing to operate Outdoor Channel’s business independently), the timing and the likelihood of accomplishing the business plans and strategic objectives of those alternatives and potential benefits and risks of those alternatives;

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the results of Outdoor Channel’s discussions with certain third parties that would reasonably be expected to have interest in acquiring Outdoor Channel relating to a possible acquisition of Outdoor Channel, and Outdoor Channel’s ability under the terms of the merger agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if Outdoor Channel receives such a proposal during the pendency of the mergers;

•	the ability of Outdoor Channel to seek specific performance against IMOTSC in the event IMOTSC breaches the merger agreement under certain circumstances;

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the terms of the merger agreement that would reasonably be expected to have an impact on the likelihood Outdoor Channel will receive an unsolicited competing acquisition proposal during the pendency of the mergers (including the termination fees that would be payable under certain circumstances in connection therewith); and

•	the terms of the Support Agreement with certain Outdoor Channel stockholders, including the fact that such Support Agreement terminates upon termination of the merger agreement.

In reaching its decision to approve the merger agreement and the Outdoor Channel merger, and to recommend that Outdoor Channel stockholders adopt the merger agreement, the Outdoor Channel Board determined that the following were positive reasons to support the merger agreement and the mergers:

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the belief of the Outdoor Channel Board that the merger consideration to be received by Outdoor Channel stockholders in the Outdoor Channel merger compares favorably to a range of values of Outdoor Channel as an independent company based on traditional valuation analyses such as discounted cash flow analyses, comparable companies’ trading statistics analyses and comparable transaction analyses;

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the belief of the Outdoor Channel Board that the merger consideration to be received by Outdoor Channel stockholders in the merger provides greater certainty of value (and less risk) to Outdoor Channel stockholders relative to the potential trading price of Outdoor Channel common stock over a longer period of time after accounting for the long term risks to Outdoor Channel’s business resulting from operational execution risk and evolving industry dynamics;

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the fact that the combined company is anticipated to realize significant operating synergies (excluding the cost to achieve such cost savings), the benefit from significant tax attributes retained by IMOH due to IMOTSC’s significant tax basis that will be amortized over a period of many years and net operating loss carryforwards;

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the expectation that the exchange of Outdoor Channel common stock of IMOH common stock pursuant to the mergers generally would be nontaxable to Outdoor Channel stockholders for United States federal income tax purposes to the extent of the IMOH common stock they receive;

•	the belief of the Outdoor Channel Board that the mergers are likely to be completed in light of the nature of the closing conditions contained in the merger agreement;

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the belief of the Outdoor Channel Board that the combined company will have an increased ability to enter into new carriage agreements and maintain or renew existing agreements or arrangements with, and carriage by, satellite systems, telephone companies and cable multiple system operators due to an increased ability to offer incentives to such operators in negotiating such agreements;

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the fact that a portion of the merger consideration to be received by Outdoor Channel stockholders consists of IMOH common stock, which will enable Outdoor Channel stockholders to share in the future growth and anticipated synergies of the combined company;

•	the fact that the issuance of shares of IMOH common stock to be received by Outdoor Channel stockholders will be registered and the shares of IMOH common stock will be freely tradable;

•	the belief of the Outdoor Channel Board that Outdoor Channel stockholders will receive the highest value of consideration reasonably obtainable in the Outdoor Channel merger due to:

•	the belief of the Outdoor Channel Board that after extensive negotiations with representatives of IMOTSC, Outdoor Channel obtained the highest price that IMOTSC is willing to pay for Outdoor Channel;

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the fact that the Outdoor Channel Board, with the assistance of Outdoor Channel’s management and legal and financial advisors, evaluated a list of third parties that it believed would be reasonably expected to have interest in an acquisition of, or combination with, Outdoor Channel based on their respective businesses, strategic objectives and financial capabilities, contacted and held preliminary discussions with some of those third parties to determine their level of interest in an acquisition of, or combination with, Outdoor Channel, but ultimately did not receive any offers or proposals to acquire, or combine with, Outdoor Channel that the Outdoor Channel Board believed to be superior;

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the belief of the Outdoor Channel Board that the combined company should have a greater range of options to access private and public equity and debt markets to fund future capital needs, which are likely to be greater than the options available to Outdoor Channel alone;

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the fact that Outdoor Channel is permitted under the terms of the merger agreement, subject to the limitations and requirements contained in the merger agreement, to furnish confidential information to, and conduct negotiations with, any third party that has made an unsolicited proposal to acquire Outdoor Channel, and ultimately terminate the merger agreement with IMOTSC to accept a superior acquisition proposal from a third party under certain circumstances and subject to certain conditions, including the payment to IMOTSC of a $6.5 million termination fee; and

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the opinion, dated November 15, 2012, of Lazard to Outdoor Channel’s Board as to the fairness, from a financial point of view and as of such date, of the consideration to be paid in the Outdoor Channel merger to holders of Outdoor Channel common stock (other than holders who are entitled to and properly demand an appraisal of their shares of Outdoor Channel common stock), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Lazard as more fully described in the section entitled “Opinion of Outdoor Channel’s Financial Advisor.

In reaching its decision to approve the merger agreement and the Outdoor Channel merger, and to recommend that Outdoor Channel stockholders adopt the merger agreement, the Outdoor Channel Board considered the following potentially negative aspects of the merger and consequences of announcing the merger, but nevertheless determined that the merger agreement and the merger are advisable and in the best interests of Outdoor Channel stockholders:

•	risks relating to the similar content and target markets of the two companies’ broadcast channels and the impact and perception of the combination on cable, satellite, and other video carriers;

•	the risk that the transactions might not be consummated in a timely manner or at all;

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the restrictions contained in the merger agreement on Outdoor Channel’s ability to solicit competing acquisition proposals and the requirement that Outdoor Channel pay a termination fee of $6.5 million to IMOTSC in order to terminate the merger agreement and accept a superior acquisition proposal from a third party, which may discourage third parties from making a competing proposal to acquire Outdoor Channel;

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the potential loss of commercial relationships prior to the completion of the mergers as a result of such counterparties potential unwillingness to do business with IMOTSC and/or IMOH, or other potential disruptions to commercial relationships that are important to Outdoor Channel as a result of the mergers;

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the restrictions on the conduct of Outdoor Channel’s business prior to the completion of the mergers, requiring Outdoor Channel to conduct its business in the ordinary course and preventing Outdoor Channel from taking certain specified actions, subject to specific limitations, all of which may delay or prevent Outdoor Channel from undertaking business opportunities that may arise pending completion of the mergers;

•	the potential negative effect of the public announcement of the mergers on Outdoor Channel’s ability to retain management, sales, and other key personnel;

•	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the mergers;

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the risk that the mergers would not be completed and that Outdoor Channel would be required to operate its business independently after experiencing the disruptions and negative consequences of the announcement and pendency of the mergers;

•	the fact that gains arising from the cash portion of the merger consideration would be taxable to Outdoor Channel stockholders for United States federal income tax purposes;

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the fact that a portion of the merger consideration consists of cash and such portion will be taxable to Outdoor Channel stockholders for U.S. federal income tax purposes as described in “Material U.S. Federal Income Tax Consequences” beginning on page 188;

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the interests that certain of Outdoor Channel directors and executive officers may have with respect to the merger, in addition to their interests as stockholders of Outdoor Channel generally, as described in “Principal Stockholders or Holders of Equity Interests—Principal Stockholders of Outdoor Channel Before the Proposed Transaction and of IMOH After the Proposed Transaction”;

•	the challenges and costs of integrating the assets, operations, strategies, cultures and organizations of the constituent companies;

•	the risk that key management and other personnel might not remain employed by IMOH;

•	the risk that IMOTSC’s stockholders will control the combined company and the fact that IMOTSC’s stock ownership is concentrated in the hands of relatively few stockholders; and

•	the amount of indebtedness required to finance the merger and the related restrictions to which the combined company would be subject.

The preceding discussion of the information and factors considered by the Outdoor Channel Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Outdoor Channel Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Outdoor Channel Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Outdoor Channel Board, but rather the Outdoor Channel Board conducted an overall review of the factors described above, including discussions with Outdoor Channel’s senior management and legal and financial advisors.

Recommendation of the Outdoor Channel Board of Directors

The Outdoor Channel Board unanimously recommends that Outdoor Channel’s stockholders vote “FOR” Proposal No. 1 to adopt the merger agreement. The Outdoor Channel Board also recommends that you vote “FOR” Proposal No. 2 to approve, on an advisory (non-binding) basis, the “golden parachute” compensation payable or that could become payable to the Outdoor Channel named executive officers in connection with the mergers. The Outdoor Channel Board further recommends that you vote “FOR” Proposal No. 3 to adjourn the special meeting, if required, to permit further solicitation of proxies on the proposal to adopt the merger agreement, if necessary.

Certain Financial Projections

Outdoor Channel makes public only very limited information as to future performance and does not as a matter of course provide specific or detailed information as to earnings or performance over an extended period. The financial projections below are included in this proxy statement/prospectus because this information was considered by the Outdoor Channel Board in evaluating the proposed mergers, and the financial projections related to Outdoor Channel, which are referred to as the Outdoor Channel financial projections, were provided to IMOTSC during negotiations. The Outdoor Channel financial projections and the financial projections relating to IMOH prepared by IMOTSC’s management, as adjusted by Outdoor Channel’s management, referred to as adjusted IMOH financial projections, also were provided to Outdoor Channel’s financial advisor and Outdoor Channel’s financial advisor was directed to use the Outdoor Channel financial projections and the adjusted IMOH financial projections in connection with its opinion. The financial projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The financial projections do not purport to present operations in accordance with GAAP. Outdoor Channel’s internal financial forecasts (upon which the Outdoor Channel financial projections) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

The financial projections also reflect numerous assumptions made by management including assumptions with respect to general business, economic, market and financial conditions and other matters including effective tax rates and interest rates and the anticipated amount of borrowings, all of which are difficult to predict and many of which are beyond Outdoor Channel’s and IMOTSC’s control; and do not necessarily reflect revised prospects for Outdoor Channel’s or IMOH’s business, changes in general business or economic, conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time these projections were prepared. Accordingly, there can be no assurance that the assumptions made in preparing the financial projections will prove accurate. There will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the financial projections. The inclusion of these projections in this proxy statement/prospectus should not be regarded as an indication that Outdoor Channel, IMOTSC or their respective representatives considered or consider such projections to be necessarily predictive of actual future events, and the financial projections should not be relied upon as such.

None of Outdoor Channel, IMOTSC or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Outdoor Channel or IMOH compared to the information contained in the financial projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying these projections are shown to be in error.

The financial projections are forward-looking statements. For information on factors which may cause Outdoor Channel’s future financial results to materially vary, see “Cautionary Statement Regarding Forward-Looking Statements” on page 48. The Outdoor Channel financial projections have been prepared using accounting principles consistent with Outdoor Channel’s annual and interim financial statements as well as any changes to those principles known to be effective in future periods. These projections do not reflect the effect of any proposed or other changes in GAAP that may be made in the future. Any such changes could have a material impact to the information shown below.

The prospective financial information included in this Registration Statement on Form S-4 has been prepared by, and is the responsibility of, the management of Outdoor Channel. Neither Outdoor Channel’s, IMOTSC’s nor any other independent registered public accounting firms have examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The Report of the Independent Public Registered Accounting Firm for IMOTSC included in this offering document and the Report of the Independent Registered Public Accounting Firm for Outdoor Channel incorporated by reference in this offering document relate to the historical financial information of IMOTSC and Outdoor Channel, respectively. Such reports do not extend to the prospective financial information and should not be read to do so.

Outdoor Channel Financial Projections

The following is a summary of the Outdoor Channel financial projections prepared by Outdoor Channel’s management and provided to the Outdoor Channel Board and Outdoor Channel’s financial advisor. The Outdoor Channel financial projections set forth below exclude projected financial results of Outdoor Channel’s aerial cameras business, given Outdoor Channel’s announcement in June 2012 that it was exploring strategic alternatives for the business, which process is still ongoing.

	Fiscal Years Ending December 31,
(in millions)	2012E	2013E	2014E	2015E	2016E	2017E
Revenue	$66.4	$70.5	$74.0	$77.6	$81.2	$85.1
Adjusted EBITDA(1)	$11.1	$10.6	$11.9	$13.2	$14.5	$15.9

(1)	Adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization, as used in the Outdoor Channel financial projections, is a financial measure that is not presented in accordance with GAAP and includes stock-based compensation charges and excludes certain non-recurring charges.

Adjusted IMOH Financial Projections

The following is a summary of the adjusted IMOH financial projections initially prepared by IMOTSC’s management, which have been adjusted by management of Outdoor Channel, and provided to the Outdoor Channel Board and Outdoor Channel’s financial advisor. The adjusted IMOH financial projections reflect the business of IMOH on a pro forma basis assuming consummation of the mergers. The adjusted IMOH financial projections set forth below exclude projected financial results of Outdoor Channel’s aerial cameras business, given Outdoor Channel’s announcement in June 2012 that it was exploring strategic alternatives for the business, which process is still ongoing. Further, the Adjusted IMOH financial projections do not reflect operating synergies, the cost to achieve such cost savings, the benefit from significant tax attributes retained by IMOH due to IMOTSC’s significant tax basis that will be amortized over a period of many years and net operating loss carryforwards.

	Fiscal Years Ending December 31,
(in millions)	2013E	2014E	2015E	2016E	2017E
Revenue	$181.8	$191.0	$204.2	$220.4	$239.5
Adjusted EBITDA(1)	$41.4	$46.0	$53.7	$63.1	$74.9

(1)	Adjusted EBITDA, as used in the Adjusted IMOH financial projections, is a financial measure that is not presented in accordance with GAAP and includes stock-based compensation charges and excludes certain non-recurring charges.

Opinion of Outdoor Channel’s Financial Advisor

Outdoor Channel has retained Lazard to act as Outdoor Channel’s financial advisor in connection with the mergers. As part of this engagement, Outdoor Channel’s Board requested that Lazard evaluate the fairness, from a financial point of view, of the consideration to be paid in the Outdoor Channel merger to holders of Outdoor Channel common stock. On November 15, 2012, at a meeting of Outdoor Channel’s Board held to evaluate the mergers, Lazard rendered to Outdoor Channel’s Board an oral opinion, confirmed by delivery of a written opinion dated November 15, 2012, to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in such opinion, the consideration to be paid in the Outdoor Channel merger to holders of Outdoor Channel common stock (other than holders who are entitled to and properly demand an appraisal of their shares of Outdoor Channel common stock) was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated November 15, 2012, to Outdoor Channel’s Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Lazard’s engagement and its opinion were for the benefit of Outdoor Channel’s Board (in its capacity as such) and Lazard’s opinion was rendered to Outdoor Channel’s Board in connection with its evaluation of the Outdoor Channel merger consideration from a financial point of view and did not address any other aspects of the mergers. Lazard’s opinion did not address the relative merits of the mergers as compared to any other transaction or business strategy in which Outdoor Channel might engage or the merits of the underlying decision by Outdoor Channel to engage in the mergers. Lazard’s opinion was not intended to and does not constitute a recommendation to any stockholder as to any election to be made in respect of the Outdoor Channel merger consideration or how any stockholder should vote or act with respect to the mergers or any related matter.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of an execution version, provided to Lazard on November 15, 2012, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Outdoor Channel and certain historical business and financial information relating to IMOTSC;

•

reviewed various financial forecasts and other data relating to the business of Outdoor Channel prepared by Outdoor Channel’s management and financial forecasts and other data relating to the business of IMOH on a pro forma basis prepared by IMOTSC’s management as adjusted by Outdoor Channel’s management and approved for Lazard’s use by Outdoor Channel;

•

held discussions with members of Outdoor Channel’s and IMOTSC’s senior managements with respect to Outdoor Channel’s, IMOTSC’s and IMOH’s businesses and prospects, including projected cost synergies, net of certain integration costs, anticipated by such managements to be realized in the mergers, referred to as the net cost synergies, and net operating losses and other tax benefits estimated by such managements to be utilized by IMOH, collectively referred to as the tax benefits;

•	reviewed public information with respect to certain companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Outdoor Channel and IMOH, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Outdoor Channel;

•	reviewed historical stock prices and trading volumes of Outdoor Channel common stock; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of Outdoor Channel, IMOTSC or IMOH, or concerning the solvency or fair value of Outdoor Channel, IMOTSC or IMOH, and Lazard was not furnished with any such valuation or appraisal. Lazard was not provided with long-term financial forecasts relating to IMOTSC on a standalone basis and Lazard was directed by Outdoor Channel to utilize the financial forecasts relating to IMOH prepared by IMOTSC’s management as adjusted by Outdoor Channel’s management referred to above in performing its analyses. With respect to the financial forecasts and other estimates and data utilized by Lazard in its analyses, including the potential net cost synergies and tax benefits, Lazard assumed, with Outdoor Channel’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Outdoor Channel and IMOH, such net cost synergies and tax benefits and the other matters covered thereby. In addition, Lazard assumed, with Outdoor Channel’s consent, that such net cost synergies and tax benefits would be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any forecasts, estimates or data or the assumptions on which they were based. In addition, Lazard relied, at Outdoor Channel’s direction, upon the assessments of Outdoor Channel’s management as to the ability of Outdoor Channel’s and IMOTSC’s managements to integrate the businesses of Outdoor Channel and IMOTSC.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Lazard did not express any opinion as to what the value of IMOH common stock actually would be when issued or the prices at which securities of Outdoor Channel or IMOH (if a public trading market for such securities existed) might be transferable or trade at any time subsequent to announcement of the mergers.

In rendering its opinion, Lazard assumed, with Outdoor Channel’s consent, that the mergers would be consummated on the terms described in the merger agreement without any waiver or modification of any material terms or conditions. Representatives of Outdoor Channel advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the execution version reviewed by Lazard in all material respects. Lazard also assumed, with Outdoor Channel’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the mergers would not have an adverse effect on Outdoor Channel, IMOTSC, IMOH or the mergers. Lazard further assumed, with Outdoor Channel’s consent, that the mergers would constitute for U.S. federal income tax purposes an exchange under Section 351 of the Code, and that the special cash dividend of $0.25 per share on outstanding shares of Outdoor Channel common stock declared by Outdoor Channel’s Board in connection with the mergers would be paid as contemplated. Lazard did not express any opinion as to any tax or other consequences that might result from the mergers, and Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Outdoor Channel obtained such advice as it deemed necessary from qualified professionals.

Lazard expressed no view or opinion as to any terms or other aspects (other than the Outdoor Channel merger consideration to the extent expressly specified in its opinion) of the mergers, including, without limitation, the form or structure of the Outdoor Channel merger consideration or the mergers or any terms, aspects or implications of any registration rights agreement, support agreement, lock-up agreement or other agreements or arrangements entered into in connection with, or contemplated by, the mergers. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the mergers, or class of such persons, relative to the Outdoor Channel merger consideration or otherwise. The issuance of Lazard’s opinion was approved by Lazard’s opinion committee. Except as described in this summary, Outdoor Channel imposed no other instructions or limitations on Lazard with respect to the investigations made or procedures followed by it in rendering its opinion.

In preparing its opinion to Outdoor Channel’s Board, Lazard performed a variety of financial and comparative analyses. The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with Outdoor Channel’s Board by Lazard in connection with rendering its opinion. The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial or summary description. In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Accordingly, Lazard believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its financial analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Outdoor Channel and IMOTSC. No company or transaction used in Lazard’s analyses is identical to Outdoor Channel, IMOH or the mergers, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies and transactions analyzed. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard’s financial analyses.

Introduction. In connection with its opinion, Lazard performed a selected companies analysis, selected precedent transactions analysis and discounted cash flow analysis of Outdoor Channel on a standalone basis. Lazard then compared the implied equity value per share reference ranges for Outdoor Channel derived from these analyses with the implied per share value reference ranges for the Outdoor Channel merger consideration. In deriving implied values for the stock portion of the Outdoor Channel merger consideration, Lazard performed a selected companies analysis and discounted cash flow analysis of IMOH on a pro forma basis and multiplied the resulting implied equity value reference ranges for IMOH by 32.4% (the aggregate pro forma equity ownership of holders of Outdoor Channel common stock in IMOH upon consummation of the mergers).

Selected Companies Analyses. Lazard performed separate selected companies analyses of Outdoor Channel on a standalone basis and IMOH on a pro forma basis based, in the case of IMOH, on a “sum-of-the-parts” analysis of its network/television and print divisions. Financial data of Outdoor Channel were based on financial forecasts and other estimates and data prepared by Outdoor Channel’s management. Financial data of IMOH were based on financial forecasts and other estimates and data prepared by IMOTSC’s management as adjusted by Outdoor Channel’s management. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

Outdoor Channel (Excluding Aerial Camera) and IMOH’s Network/Television Division. In performing separate selected companies analyses of Outdoor Channel and IMOH’s network/television division, Lazard reviewed certain financial information of Outdoor Channel, IMOH’s network/television division and the following nine selected publicly traded companies, four of which are pure play cable network companies, referred to as the selected pure play companies, and five of which are diversified media companies, referred to as the selected diversified companies:

Selected Pure Play Companies	Selected Diversified Companies
AMC Networks, Inc.	CBS Corporation
Crown Media Holdings, Inc.	News Corporation
Discovery Communications, Inc.	The Walt Disney Company
The E.W. Scripps Company	Time Warner Inc.
Viacom Inc.

Lazard reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices as of November 14, 2012 plus debt and minority interests less cash, cash equivalents, investments in unconsolidated assets and net present value of tax assets, as a multiple of calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization as adjusted for stock-based compensation, referred as adjusted EBITDA. The overall low, mean, median and high calendar year 2013 estimated adjusted EBITDA multiples observed were 8.5x, 9.6x, 9.8x and 10.2x, respectively, for the selected pure play companies and 6.6x, 7.2x, 7.4x and 7.9x, respectively, for the selected diversified companies. Lazard then applied a selected range of calendar year 2013 estimated adjusted EBITDA multiples of 8.0x to 10.0x derived from the selected companies to corresponding data of Outdoor Channel and IMOH’s network/television division.

IMOH’s Print Division. In performing a selected companies analysis of IMOH’s print division, Lazard reviewed certain financial information relating to IMOH’s print division and two selected publicly traded consumer magazine companies, Lagardère Groupe SCA and Meredith Corporation. Lazard

reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices as of November 14, 2012 plus debt and minority interests less cash, cash equivalents, investments in unconsolidated assets and net present value of tax assets, as a multiple of calendar year 2013 estimated adjusted EBITDA. The overall low and high calendar year 2013 estimated adjusted EBITDA multiples observed for the selected companies were 2.7x and 6.6x, respectively. Lazard then applied a selected range of calendar year 2013 estimated adjusted EBITDA multiples of 4.5x to 5.5x derived from the selected companies to corresponding data of IMOH’s print division.

This analysis indicated an implied enterprise value reference range for Outdoor Channel of approximately $84 million to $106 million. An implied equity value per share reference range for Outdoor Channel was then calculated by subtracting net debt (as adjusted for the $0.25 per share cash dividend to be paid in December 2012), adding the implied enterprise value reference range for aerial camera of approximately $7 million to $9 million derived from the discounted cash flow analysis described below and dividing the resulting amount by the number of shares of Outdoor Channel common stock outstanding. With respect to IMOH, this analysis indicated an implied overall enterprise value reference range of approximately $298 million to $371 million (based on implied enterprise value reference ranges for IMOH’s network/television division and print division of approximately $256 million to $320 million and $43 million to $52 million, respectively). An implied equity value reference range for IMOH was then calculated by subtracting net debt and adding the estimated net present value of the tax benefits estimated by Outdoor Channel’s and IMOTSC’s managements to be utilized by IMOH, which implied equity value reference range was reflected both before and after taking giving effect to potential net cost synergies anticipated by such managements to be realized in the mergers. Implied per share value reference ranges for the Outdoor Channel merger consideration were then calculated by multiplying the resulting implied equity value reference ranges for IMOH by 32.4%, adding the aggregate cash consideration payable in the Outdoor Channel merger and dividing the resulting amount by the number of shares of Outdoor Channel common stock outstanding.

This indicated the following approximate implied equity value per share reference range for Outdoor Channel, as compared to the approximate per share value reference ranges implied for the Outdoor Channel merger consideration:

Implied Equity Value Per Share Reference Range for Outdoor Channel	Implied Per Share Value Reference Range for the Outdoor Channel Merger Consideration
	Without Potential Cost Synergies	With Potential Cost Synergies
$5.74 - $6.65	$6.92 - $7.87	$7.50 - $8.55

Selected Precedent Transactions Analysis. Lazard performed a selected precedent transactions analysis of Outdoor Channel by reviewing publicly available financial information of the following seven selected transactions involving fully distributed, maturing and emerging cable network companies:

Announcement Date	Acquiror	Target
April 2009	Hasbro, Inc.	Discovery Kids Network
January 2009	Lions Gate Entertainment Corp.	TV Guide Network
May 2008	Cablevision Systems Corporation	Sundance Channel
August 2006	Hubbard Media Group, et al.	Ovation: The Arts Network
May 2006	Discovery Communications, Inc.	Discovery Times Channel
November 2004	The E.W. Scripps Company	Great American Country Network
March 2004	Comcast Corporation	Tech TV, Inc.

Lazard reviewed, among other things, enterprise values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt and minority interests less cash, cash equivalents, investments in unconsolidated assets and net present value of tax assets, as a multiple of such target companies’ number of Nielsen subscribers as of the announcement date of the relevant transaction. The overall low to high per Nielsen subscriber multiples observed for the selected transactions were $3.06 to $17.71, respectively. Lazard then applied a selected range of per subscriber multiples of $3.00 to $5.00 derived from the selected transactions to corresponding data of Outdoor Channel as of November 2012. This analysis indicated an implied enterprise value reference range for Outdoor Channel of approximately $114 million to $191 million. An implied equity value per share reference range for Outdoor Channel was then calculated by subtracting net debt (as adjusted for the $0.25 per share cash dividend to be paid in December 2012), adding the implied enterprise value reference range for aerial camera of approximately $7 million to $9 million derived from the discounted cash flow analysis described below and dividing the resulting amount by the number of shares of Outdoor Channel common stock outstanding. This indicated an implied equity value per share reference range for Outdoor Channel of approximately $6.90 to $9.94.

Discounted Cash Flow Analyses. Lazard performed separate discounted cash flow analyses of Outdoor Channel on a standalone basis, Outdoor Channel’s aerial camera business unit and IMOH, on a pro forma basis. For purposes of these analyses, stock-based compensation was treated as a cash expense.

Outdoor Channel (Excluding Aerial Camera). In performing its discounted cash flow analysis of Outdoor Channel, Lazard calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Outdoor Channel was forecasted to generate during the fourth quarter of the fiscal year ending December 31, 2012 through the full fiscal year ending December 31, 2017 utilizing financial forecasts and other estimates and data of Outdoor Channel prepared by Outdoor Channel’s management. Lazard calculated terminal values for Outdoor Channel by applying to Outdoor Channel’s calendar year 2017 estimated free cash flows a range of perpetuity growth rates of 1.5% to 3.0%. The present values (as of September 30, 2012) of the free cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 11.5%.

Aerial Camera. In performing its discounted cash flow analysis of aerial camera, Lazard calculated the estimated present value of the standalone unlevered, after-tax free cash flows that aerial camera was forecasted to generate during the fourth quarter of the fiscal year ending December 31, 2012 through the full fiscal year ending December 31, 2017 utilizing financial forecasts and other estimates and data of aerial camera prepared by Outdoor Channel’s management. Lazard calculated terminal values for aerial camera by applying to aerial camera’s calendar year 2017 estimated free cash flows a range of perpetuity growth rates of 0.0% to 1.5%. The present values (as of September 30, 2012) of the free cash flows and terminal values were then calculated using discount rates ranging from 9.5% to 11.5%.

IMOH. In performing its discounted cash flow analysis of IMOH on a consolidated basis, Lazard calculated the estimated present value of the standalone unlevered, after-tax free cash flows that IMOH was forecasted to generate during the fiscal years ending December 31, 2013 through December 31, 2017 utilizing financial forecasts and other estimates and data of IMOH prepared by IMOTSC’s management as adjusted by Outdoor Channel’s management. Lazard calculated terminal values for IMOH by applying to IMOH’s calendar year 2017 estimated free cash flows a range of perpetuity growth rates of 1.0% to 2.5%. The present values (as of September 30, 2012) of the free cash flows and terminal values were then calculated using discount rates ranging from 9.75% to 11.75%.

This analysis indicated an implied enterprise value reference range for Outdoor Channel of approximately $80 million to $118 million. An implied equity value per share reference range for Outdoor Channel was then calculated by subtracting net debt (as adjusted for the $0.25 per share cash dividend to be paid in December 2012), adding the implied enterprise value reference range for aerial camera of approximately $7 million to $9 million derived from the discounted cash flow analysis described above and dividing the resulting amount by the number of shares of Outdoor Channel common stock outstanding. With respect to IMOH, this analysis indicated an implied enterprise value reference range of approximately $355 million to $515 million. An implied equity value reference range for IMOH was then calculated by subtracting net debt and adding the estimated net present value of the tax benefits estimated by Outdoor Channel’s and IMOTSC’s managements to be utilized by IMOH, which implied equity value was reflected both before and after taking giving effect to the estimated net present value of potential net cost synergies anticipated by such managements to be realized in the mergers. Implied per share value reference ranges for the Outdoor Channel merger consideration were then calculated by multiplying the resulting implied equity value reference ranges for IMOH by 32.4%, adding the aggregate cash consideration payable in the Outdoor Channel merger and dividing the resulting amount by the number of shares of Outdoor Channel common stock outstanding.

This indicated the following approximate implied equity value per share reference range for Outdoor Channel, as compared to the approximate per share value reference ranges implied for the Outdoor Channel merger consideration:

Implied Equity Value Per Share Reference Range for Outdoor Channel	Implied Per Share Value Reference Range for the Outdoor Channel Merger Consideration
	Without Potential Cost Synergies	With Potential Cost Synergies
$5.56 - $7.14	$7.64 - $9.67	$8.15 - $10.42

Other. Lazard noted, as an additional factor that was not considered part of Lazard’s financial analyses with respect to its opinion but was referenced for informational purposes, that the historical low and high closing prices of Outdoor Channel common stock during the 52-week period ended November 14, 2012 were $5.64 and $7.88 per share, respectively, without giving effect to the $0.25 per share cash dividend, and $5.39 and $7.63, respectively, after giving effect to the $0.25 per share cash dividend.

Miscellaneous. In connection with Lazard’s services as Outdoor Channel’s financial advisor, Outdoor Channel has agreed to pay Lazard an aggregate fee contingent upon consummation of the mergers, which fee is subject to a minimum of $2.5 million plus, in the event the per share value of the Outdoor Channel merger consideration exceeds $7.50 (calculated based on Outdoor Channel’s average closing stock price over the 10 trading day period prior to closing and including the $0.25 per share cash dividend to be paid in December 2012), an additional amount equal to 3% of such excess multiplied by the number of fully diluted shares of Outdoor Channel common stock and is subject to a maximum of 1.5% of the per share value of the Outdoor Channel merger consideration multiplied by the number of fully diluted shares of Outdoor Channel common stock at closing. Outdoor Channel also has agreed to reimburse Lazard for its expenses, including fees and expenses of Lazard’s legal counsel, and to indemnify Lazard and related parties against liabilities and other items, including liabilities under U.S. federal securities laws, arising out of or related to its engagement. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of Outdoor Channel and certain affiliates and/or portfolio companies of InterMedia Partners for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and also may trade and hold securities on behalf of Outdoor Channel and InterMedia Partners and certain of its affiliates and/or portfolio companies.

Outdoor Channel selected Lazard to act as its financial advisor in connection with the mergers based on Lazard’s qualifications, experience and reputation. Lazard is an internationally recognized investment banking firm providing a broad range of financial advisory and securities services. Lazard, as part of its investment banking business, is continually engaged in valuations of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for other purposes.

The consideration payable in the mergers was determined through negotiations between Outdoor Channel and IMOTSC and was approved by Outdoor Channel’s Board. Lazard was not requested to, and it did not,

recommend the specific consideration payable in the proposed mergers or that any given consideration constituted the only appropriate consideration for the mergers. The decision to enter into the merger agreement was solely that of Outdoor Channel’s Board and Lazard’s opinion and financial analyses were only one of many factors taken into consideration by Outdoor Channel’s Board in its evaluation of the mergers. Consequently, the analyses described above should not be viewed as determinative of the views of Outdoor Channel’s board or management with respect to the mergers or the consideration payable in the mergers or as to whether Outdoor Channel’s Board would have been willing to determine that a different consideration was fair.

Outdoor Channel Stockholder Vote Required and Support Agreement

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote.

In connection with the merger agreement, on November 15, 2012, IMOH entered into the Support Agreement with the Massie Parties, the members of the Outdoor Channel Board and the executive officers of Outdoor Channel. Under the Support Agreement, the Supporting Parties have agreed to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger or any other transaction contemplated by the merger agreement. For additional information, see the section entitled “—Material Support and Ancillary Agreements in Connection with the Proposed Transaction—The Support Agreement.”

Interests of Certain Persons in the Mergers

In considering the recommendation of the Outdoor Channel board of directors with respect to adopting the merger agreement, Outdoor Channel stockholders should be aware that certain Outdoor Channel executive officers and directors have interests in the mergers that are different from, or in addition to, the interests of the other Outdoor Channel stockholders. These interests create a potential conflict of interest. The Outdoor Channel board of directors was aware of these potential conflicts of interest during its deliberations on the merits of the mergers and in making its decision to approve the merger agreement. The material interests are summarized below.

Outdoor Channel Equity Awards

As of November 15, 2012, Outdoor Channel executive officers and directors hold outstanding and unvested restricted stock and/or restricted stock units and/or fully vested and outstanding stock options which represent approximately 2.9% of the outstanding Outdoor Channel shares of common stock. Under the terms of their award agreements and/or their employment agreements, unvested restricted shares held by certain Outdoor Channel executive officers and all restricted shares and/or restricted stock units held by directors will become vested as of the effective time of the mergers and they will be entitled to receive the same consideration for their Outdoor Channel shares of common stock in the mergers as the other holders of Outdoor Channel shares.

The following tables show the ownership of unvested Outdoor Channel restricted stock and/or restricted stock units (based on 403,750 unvested shares and 93,024 restricted stock units) held by the Outdoor Channel executive officers and directors as of November 15, 2012 and the value of awards that are accelerating in connection with the consummation of the mergers. Additionally, Outdoor Channel directors T. Bahnson Stanley and David C. Merritt each hold 125,000 fully vested Outdoor Channel Stock Options. The exercise price of these options is greater than the per share cash merger consideration and no value was attributed to the options in the table below. These options will be converted into options to acquire shares of IMOH common stock as described in the section entitled “Treatment of Outdoor Channel Equity Awards.”

The value of the accelerating unvested restricted stock and/or restricted stock units in the tables below was calculated by multiplying the number of unvested and accelerating shares of restricted stock and restricted stock units by $8.00 (which represents the per share payment amount to holders of Outdoor Channel common stock in the mergers):

Officer	Number of Shares of Unvested Restricted Stock	Value of Accelerating Unvested Shares of Restricted Stock**
Thomas E. Hornish*	167,500	$1,340,000
Thomas D. Allen*	152,500	$1,220,000
Catherine C. Lee*	45,000	$360,000
Douglas J. Langston	23,750	$0	***

*	The individual’s restricted stock awards will fully vest upon the consummation of the mergers.
**	Represents the value of shares of restricted stock that will fully vest upon consummation of the mergers.
***	The vesting of Mr. Langston’s restricted stock awards will not accelerate upon consummation of the mergers and Mr. Langston’s restricted stock awards will be assumed as described in the section entitled

“Treatment of Outdoor Channel Equity Awards.”

Director	Number of Unvested Restricted Stock Units and/or Number of Shares Unvested Restricted Stock	Value of Accelerating Unvested Restricted Stock Units and/or Unvested Shares of Restricted Stock*
Ajit M. Dalvi	15,504	$124,032
David D. Kinley	15,504	$124,032
Thomas H. Massie	15,504	$124,032
Perry T. Massie**	—	—
David C. Merritt	15,504	$124,032
Michael L. Pandzik	15,504	$124,032
T. Bahnson Stanley	15,504	$124,032
Roger L. Werner, Jr.***	15,000	$120,000

*	Represents the value of restricted stock units and/or shares of restricted stock that will fully vest upon consummation of the mergers.
**	Mr. Massie does not hold any outstanding equity awards.
***	Mr. Werner holds a restricted stock award. All other directors hold restricted stock units.

All equity awards held by the directors will fully vest upon the consummation of the mergers.

Outdoor Channel Employment Agreements and Other Arrangements

Outdoor Channel has employment agreements with each of its executive officers that specify the severance payments and benefits to be provided upon various circumstances of termination of employment. Additionally, Outdoor Channel entered into a Transition Agreement with Mr. Werner in connection with his termination of employment with Outdoor Channel.

Thomas E. Hornish

Mr. Hornish and Outdoor Channel have entered into an Amended and Restated Employment Agreement, dated as of February 1, 2012, as amended on April 10, 2012 (the “Hornish Employment Agreement”). The Hornish Employment Agreement has an initial term through December 31, 2014 and thereafter may be renewed on mutually agreed terms. Pursuant to the terms of the Hornish Employment Agreement, if Mr. Hornish is terminated by Outdoor Channel without Cause (as such term is defined in the Hornish Employment Agreement) or if Mr. Hornish resigns for Good Reason (as such term is defined in the Hornish Employment Agreement), and in either event, such termination does not occur within the period either three (3) months prior to or twelve (12) months following a Change in Control (as such term is defined in the Hornish Employment Agreement), then Mr. Hornish will receive the following: (i) continuing payments of base salary for a period of twelve (12) months, (ii) if the termination occurs on or after July 1, a pro-rata bonus for the year of termination based on good faith estimates of the achievement of Outdoor Channel performance goals on the date of termination, (iii) reimbursement for the cost of health coverage and benefits for a period of up to twelve (12) months, and (iv) vesting acceleration of 50% of the then unvested portion of any outstanding equity award. If Mr. Hornish is terminated by Outdoor Channel without Cause or if Mr. Hornish resigns for Good Reason, and in either event, such termination occurs within the period either three (3) months prior to or twelve (12) months following a Change in Control (such time period referred to as “in Connection with a Change in Control”), then Mr. Hornish will receive the following: (i) continuing payments of base salary for a period of eighteen (18) months, (ii) an amount equal to Mr. Hornish’s full Target Annual Incentive (as such term is defined in the Hornish Employment Agreement), (iii) reimbursement for the cost of health coverage and benefits for a period of up to eighteen (18) months, and (iv) vesting acceleration of 100% of the then unvested portion of any outstanding equity award. The payment of the foregoing severance amounts is conditioned on Mr. Hornish signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Hornish’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions contained in the Hornish Employment Agreement, as well as Mr. Hornish’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period. Additionally and pursuant to the terms of the Hornish Employment Agreement, all of Mr. Hornish’s outstanding equity awards will fully vest upon a Change in Control (including the mergers).

In connection with the mergers, Mr. Hornish, Outdoor Channel and IMOH entered into an Assumption, Acknowledgment and Amendment Agreement, to become effective upon the closing of the mergers, pursuant to which, Mr. Hornish has agreed to waive the equity acceleration provisions contained in the Hornish Employment Agreement following a qualifying termination (but not the equity acceleration upon a Change in Control) described above. See below for a description of the Assumption, Acknowledgment and Amendment Agreement.

Thomas D. Allen

Mr. Allen and Outdoor Channel have entered into an Employment Agreement, dated as of June 29, 2010, as amended on December 13, 2011, and as further amended on February 7, 2012 (the “Allen Employment Agreement”). The Allen Employment Agreement has an initial term through December 31, 2014 and thereafter may be renewed on mutually agreed terms. Pursuant to the terms of the Allen Employment Agreement, if Mr. Allen is terminated by Outdoor Channel without Cause (as such term is defined in the Allen Employment Agreement) or if Mr. Allen resigns for Good Reason (as such term is defined in the Allen Employment Agreement), and in either event, such termination is not in Connection with a Change in Control, then Mr. Allen will receive the following: (i) continuing payments of base salary for a period of twelve (12) months, (ii) if the termination occurs on or after July 1, a pro-rata bonus for the year of termination based on good faith estimates of the achievement of Outdoor Channel performance goals on the date of termination, and (iii) reimbursement for the cost of health coverage and benefits for a period of up to twelve (12) months. If Mr. Allen is terminated by Outdoor Channel without Cause or if Mr. Allen resigns for Good Reason, and in either event, such termination is in Connection with a Change in Control, then Mr. Allen will receive the following: (i) continuing payments of base salary for a period of eighteen (18) months, (ii) an amount equal to Mr. Allen’s full Target Annual Incentive (as such term is defined in the Allen Employment Agreement), and (iii) reimbursement for the cost of health coverage and benefits for a period of up to eighteen (18) months. The payment of the foregoing severance amounts is conditioned on Mr. Allen signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Allen’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions contained in the Allen Employment Agreement, as well as Mr. Allen’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period. Additionally and pursuant to the terms of the Allen Employment Agreement, all of Mr. Allen’s outstanding equity awards will fully vest upon a Change in Control (including the mergers).

Douglas J. Langston

Mr. Langston and Outdoor Channel have entered into an Employment Agreement, dated as of June 28, 2010, and as amended on November 7, 2012 (the “Langston Employment Agreement”). The Langston Employment Agreement will terminate automatically on December 31, 2013. Pursuant to the terms of the Langston Employment Agreement, if Mr. Langston is terminated by Outdoor Channel without Cause (as such term is defined in the Langston Employment Agreement), then Mr. Langston will receive the following: (i) continuing payments of $17,000 per month for a period of nine (9) months, (ii) if the termination occurs on or before December 31, 2012 or December 31, 2013, a pro-rata bonus for the year of termination, and (iii) reimbursement for the cost of health coverage and benefits for a period of up to nine (9) months. The payment of the foregoing severance amounts is conditioned on Mr. Langston signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Langston’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions contained in the Langston Employment Agreement, as well as Mr. Langston’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.

Catherine C. Lee

Ms. Lee and Outdoor Channel have entered into an Employment Agreement, dated as of February 1, 2012 (the “Lee Employment Agreement”). The Lee Employment Agreement has an initial term through December 31, 2014 and thereafter may be renewed on mutually agreed terms. Pursuant to the terms of the Lee Employment Agreement, if Ms. Lee is terminated by Outdoor Channel without Cause (as such term is defined in the Lee Employment Agreement) or if Ms. Lee resigns for Good Reason (as such term is defined in the Lee Employment Agreement), and in either event, such termination is not in Connection with a Change in Control, then Ms. Lee will receive the following: (i) continuing payments of base salary for a period of twelve (12) months, (ii) if the termination occurs on or after July 1, a pro-rata bonus for the year of termination based on good faith estimates of the achievement of Outdoor Channel performance goals on the date of termination, and (iii) reimbursement for the cost of health coverage and benefits for a period of up to twelve (12) months. If Ms. Lee is terminated by Outdoor Channel without Cause or if Ms. Lee resigns for Good Reason, and in either event, such termination is in Connection with a Change in Control, then Ms. Lee will receive the following: (i) continuing payments of base salary for a period of eighteen (18) months, (ii) an amount equal to Ms. Lee’s full Target Annual Incentive (as such term is defined in the Lee Employment Agreement), and (iii) reimbursement for the cost of health coverage and benefits for a period of up to eighteen (18) months. The payment of the foregoing severance amounts is conditioned on Ms. Lee signing and not revoking a release of claims agreement in favor of Outdoor Channel and Ms. Lee’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions contained in the Lee Employment Agreement, as well as Ms. Lee’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period. Additionally and pursuant to the terms of the Lee Employment Agreement, all of Ms. Lee’s outstanding equity awards will fully vest upon a Change in Control (including the mergers).

Roger L. Werner

In connection with Mr. Werner’s resignation from serving as Outdoor Channel’s president and chief executive officer on January 31, 2012 (the “Transition Date”) and subsequent appointment as the non-executive Co-Chairman of the Outdoor Channel board of directors on February 1, 2012, Mr. Werner and Outdoor Channel entered into a Transition Agreement dated January 25, 2012 (the “Transition Agreement”). The Transition Agreement will terminate on December 31, 2012, unless terminated sooner. Pursuant to the terms of the Transition Agreement, Mr. Werner will serve in such capacity through December 31, 2012, subject to necessary stockholder approval. As a non-executive Co-Chairman, Mr. Werner will be entitled to receive a monthly retainer equal to the monthly amount paid to Outdoor Channel’s executive Co-Chairman, or $10,000 per month, in lieu of per meeting fees. During the term of the Transition Agreement, Mr. Werner will also provide certain transition services to Outdoor Channel to facilitate an orderly transition of his responsibilities to the new chief executive officer as may be reasonably requested by Outdoor Channel and shall have such other duties and responsibilities as may be assigned by Outdoor Channel’s Board (“Transition Services”). Mr. Werner shall receive a fee of $25,000 per month for providing such Transition Services. In consideration of the rights and benefits to be provided by Outdoor Channel to Mr. Werner, Mr. Werner executed a Release of Claims Agreement in favor of Outdoor Channel. Mr. Werner also agreed to continued compliance with Outdoor Channel’s standard form of confidential information and intellectual property agreement and non-compete and non-solicit provisions through December 31, 2013.

Arrangements with IMOH

On November 14, 2012, each of Thomas D. Allen, Thomas E. Hornish and Catherine C. Lee (each, an “Executive”) entered into an Assumption, Acknowledgment and Amendment Agreement with Outdoor Channel and IMOH (the “Amendment Agreement”). The Amendment Agreement will become effective as of the consummation of the mergers, except that certain amendments for tax purposes made to each Executive’s current employment agreement with Outdoor Channel (each, an “Employment Agreement”) became effective upon the execution of the Amendment Agreement.

Pursuant to the terms of the Amendment Agreement and effective as of and contingent upon the consummation of the mergers, IMOH will assume each Executive’s Employment Agreement and will assume all of Outdoor Channel’s rights and obligations under each Employment Agreement. Each Executive agrees that he or she will not be entitled to claim a termination for “Good Reason” (as such term is defined in Executive’s Employment Agreement) on account of the mergers or Executive’s role and responsibilities with IMOH as of the consummation of the mergers, or Executive’s position, reporting relationship, compensation or other employment terms all as in effect as of the consummation of the mergers and that any purported termination for Good Reason must relate to a change from the terms of Executive’s employment in effect as of the closing of the mergers. Additionally, Mr. Hornish has agreed to waive certain provisions in his Employment Agreement relating to his right to equity acceleration following a qualifying termination of his employment.

As consideration for entering into the Amendment Agreement, each Executive will be granted options and either restricted stock or restricted stock units covering shares of IMOH’s common stock as follows: (i) for Mr. Hornish, an option to purchase 375,000 shares of IMOH’s common stock and restricted stock or restricted stock units covering 50,000 shares of IMOH’s common stock, (ii) for Mr. Allen, an option to purchase 350,000 shares of IMOH’s common stock and restricted stock or restricted stock units covering 35,000 shares of IMOH’s common stock, and (iii) for Ms. Lee, an option to purchase 100,000 shares of IMOH’s common stock and restricted stock or restricted stock units covering 10,000 shares of IMOH’s common stock (collectively, the “Equity Awards”). The Equity Awards will be granted immediately following the consummation of the mergers and the per share exercise price of the option grants will equal the fair market value of a share of IMOH common stock on the grant date. The Equity Awards will be scheduled to vest over three (3) years with 1/12th of the shares subject to the Equity Awards scheduled to vest on each of the first four (4) quarterly anniversaries of the grant date and the remaining shares schedules to vest as to 1/3 of the shares subject to the Equity Awards on each of the second and third anniversary of the grant date, such that the Equity Awards will be fully vested on the third anniversary of the grant date, subject to Executive’s continued employment with IMOH through each applicable vesting date. Notwithstanding the foregoing vesting schedule, if Executive’s employment with IMOH is terminated without Cause (as such term is defined in the Executive’s Employment Agreement) or if Executive terminates his or her employment for Good Reason, and in either event such termination occurs on or after the first anniversary of the consummation of the mergers, the vesting of the Equity Awards will accelerate such that Executive will be immediately vested on a cumulative basis as of the date of termination of employment in the Applicable Percentage of the Equity Awards. For purposes of the Amendment Agreement, the “Applicable Percentage” means the quotient obtained by dividing the number of days continuously employed with IMOH from the closing of the mergers through and including the date of termination of employment, by 1,095.

Golden Parachute Compensation for Outdoor Channel Named Executive Officers

The table below reflects the compensation and benefits that will or may be paid or provided to each of the Outdoor Channel named executive officers for whom disclosure was required in Outdoor Channel’s most recent filing that required disclosure pursuant to Item 402(c) in connection with the mergers in the circumstances described below. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during his term of employment, such as base salary earned through the date of termination. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating the below amounts, we have assumed that the mergers occurred on November 15, 2012 and the employment of each named executive officer terminated immediately, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all equity awards remain outstanding on such date).

Golden Parachute Compensation

Name	Cash ($)		Equity ($)(1)		Pension / NQDC ($)	Perquisites / Benefits ($)		Tax Reimbursement ($)	Other ($)	Total ($)
Roger L. Werner, Jr.*	—	(2)	120,000	(3)	—	—		—	—	120,000
Thomas E. Hornish	1,016,400	(4)	1,340,000	(5)	—	28,800	(6)	—	—	2,385,200
Thomas D. Allen	840,000	(7)	1,220,000	(8)	—	28,800	(9)	—	—	2,088,800
Douglas J. Langston	227,776	(10)	—	(11)	—	14,400	(12)	—	—	242,176
James E. Wilburn	137,500	(13)	—	(14)	—	10,900	(15)	—	—	148,400

*	Mr. Werner’s employment with Outdoor Channel terminated January 31, 2012.

(1)	Pursuant to the terms of the merger agreement, IMOH will assume each equity award entitling the holder thereof to acquire Outdoor Channel common stock (each, an “Outdoor Channel Equity Award”) and the Outdoor Channel Equity Awards will be converted into equity awards entitling the holder thereof to receive shares of IMOH common stock (each, an “Outdoor Channel Assumed Equity Award”), on the same terms and conditions as were applicable to the Outdoor Channel Equity Awards, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) except that each Outdoor Channel Assumed Equity Award will represent the right to acquire that whole number of shares of IMOH common stock (rounded down to the next whole share) equal to the number of shares of Outdoor Channel common stock subject to the Outdoor Channel Equity Awards multiplied by the OUTD Exchange Ratio (1:1). The value of the accelerated Outdoor Channel Equity Awards was determined by multiplying (i) the number of shares subject to the accelerated Outdoor Channel Equity Awards, by (ii) $8.00 (which represents the per share payment amount to holders of Outdoor Channel common stock in the mergers). None of the named executive officers hold options to purchase shares of Outdoor Channel common stock.
(2)	In connection with Mr. Werner’s resignation as Outdoor Channel’s president and chief executive officer on January 31, 2012 and subsequent appointment as the non-executive Co-Chairman of the Outdoor Channel board of directors on February 1, 2012, Mr. Werner and Outdoor Channel entered into a Transition Agreement dated January 25, 2012 (the “Transition Agreement”). A description of the terms of the Transition Agreement can be found above.
(3)	Mr. Werner holds 15,000 shares of restricted stock that will fully vest upon the consummation of the mergers (a single-trigger benefit).
(4)

Pursuant to the terms of the Amended and Restated Employment Agreement entered into between Outdoor Channel and Thomas E. Hornish, dated as of February 1, 2012, as amended on April 10, 2012 (the “Hornish Employment Agreement”), if Mr. Hornish’s employment is terminated by Outdoor Channel without Cause (as such term is defined in the Hornish Employment Agreement) or if

Mr. Hornish resigns for Good Reason (as such term is defined in the Hornish Employment Agreement), and in either event, such termination occurs within the three (3) months prior or the twelve (12) months following a Change in Control (as such term is defined in the Hornish Employment Agreement and including the mergers) (such time period referred to as “in Connection with a Change in Control”), then Mr. Hornish will receive the following double-trigger severance benefits from Outdoor Channel: (i) equal installments of Mr. Hornish’s monthly Base Salary (as such term is defined in the Hornish Employment Agreement) for a period of eighteen (18) months) (which totals $693,000), (ii) Mr. Hornish’s full Target Annual Incentive (as such term is defined in the Hornish Allen Employment Agreement), assuming full attainment of all performance goals (such payment to be made in a lump sum on the date of termination) (which totals $323,400), and (iii) in addition to any other equity acceleration which may apply pursuant to the terms of any equity plan or equity award agreement, 100% of the then unvested portion of any equity award will vest and become fully exercisable (items (i)—(iii) referred to collectively as the “Hornish Severance Payment”). The payment of the Hornish Severance Payment is conditioned on Mr. Hornish signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Hornish’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Hornish’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period. In connection with the mergers, Mr. Hornish, Outdoor Channel and IMOH entered into an Assumption, Acknowledgment and Amendment Agreement (as described above), to become effective upon the closing of the transactions, pursuant to which, Mr. Hornish has agreed to waive the equity acceleration benefit described in (iii) above.
(5)	Pursuant to the terms of the Hornish Employment Agreement, upon a Change in Control (including the mergers), all of Mr. Hornish’s then outstanding equity awards covering shares of Outdoor Channel’s common stock will vest (single-trigger benefit). Mr. Hornish holds 167,500 shares of restricted stock that will fully vest upon the consummation of the mergers (a single-trigger benefit).
(6)	Pursuant to the terms of the Hornish Employment Agreement, if Mr. Hornish’s employment is terminated by Outdoor Channel without Cause or if Mr. Hornish resigns for Good Reason, and in either event such termination is in Connection with a Change in Control, and provided Mr. Hornish elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, as amended (“COBRA”) within the time period prescribed pursuant to COBRA and constitutes a qualified beneficiary, Outdoor Channel will reimburse Mr. Hornish for his costs for the same level of health coverage and benefits as in effect immediately prior to Mr. Hornish’s termination for a period of up to eighteen (18) months (the “Hornish COBRA Coverage”). The estimated cost of the Hornish COBRA Coverage above assumes Mr. Hornish will receive eighteen (18) months of COBRA with the value of such benefit based on Outdoor Channel’s current rates for such coverage and Mr. Hornish’s current coverage election with Outdoor Channel. The Hornish COBRA Coverage is a double-trigger benefit and is conditioned on Mr. Hornish signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Hornish’s compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Hornish’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(7)

Pursuant to the terms of the Employment Agreement entered into between Outdoor Channel and Thomas D. Allen, dated as of June 29, 2010, as amended December 13, 2011, and as further amended on February 7, 2012 (the “Allen Employment Agreement”), if Mr. Allen’s employment is terminated by Outdoor Channel without Cause (as such term is defined in the Allen Employment Agreement) or if Mr. Allen resigns for Good Reason (as such term is defined in the Allen Employment Agreement), and in either event, such termination is in Connection with a Change in Control, then Mr. Allen will receive the following double-trigger severance benefits from Outdoor Channel: (i) equal installments of Mr. Allen’s monthly Base Salary (as such term is defined in the Allen Employment Agreement for a period of eighteen (18) months) (which totals $600,000), and (ii) Mr. Allen’s full Target Annual Incentive (as such term is defined in the Allen Employment Agreement), assuming full attainment of all performance goals (such payment to be made in a lump sum on the date of termination) (which totals $240,000) (items (i) and (ii) referred to collectively as the “Allen Severance Payment”). The payment of the Allen Severance Payment is conditioned on Mr. Allen signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Allen’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Allen’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(8)	Pursuant to the terms of the Allen Employment Agreement, upon a Change in Control (as such term is defined in the Allen Employment Agreement and including the mergers), all of Mr. Allen’s then outstanding equity awards covering shares of Outdoor Channel’s common stock will vest (single-trigger benefit). Mr. Allen holds 152,500 shares of restricted stock that will fully vest upon the consummation of the mergers (a single-trigger benefit).
(9)	Pursuant to the terms of the Allen Employment Agreement, if Mr. Allen’s employment is terminated by Outdoor Channel without Cause or if Mr. Allen resigns for Good Reason, and in either event such termination is in Connection with a Change in Control, and provided Mr. Allen elects continuation coverage pursuant to COBRA within the time period prescribed pursuant to COBRA and constitutes a qualified beneficiary, Outdoor Channel will reimburse Mr. Allen for his costs for the same level of health coverage and benefits as in effect immediately prior to Mr. Allen’s termination for a period of up to eighteen (18) months (the “Allen COBRA Coverage”). The estimated cost of the Allen COBRA Coverage above assumes Mr. Allen will receive eighteen (18) months of COBRA with the value of such benefit based on Outdoor Channel’s current rates for such coverage and Mr. Allen’s current coverage election with Outdoor Channel. The Allen COBRA Coverage is a double-trigger benefit and is conditioned on Mr. Allen signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Allen’s compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Allen’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(10)	Pursuant to the terms of the Employment Agreement entered into between Outdoor Channel and Douglas J. Langston, dated as of June 28, 2010, as amended on November 7, 2012 (the “Langston Employment Agreement”), if Mr. Langston’s employment is terminated by Outdoor Channel without Cause (as such term is defined in the Langston Employment Agreement), then Mr. Langston will receive the following single-trigger severance benefits from Outdoor Channel: (i) continuing payments of equal installments of $17,000 for a period of nine (9) months (which totals $153,000), and (ii) if the termination occurs on or before December 31, 2012 or December 31, 2013, a pro-rata bonus for the year of termination (payable in a lump sum) (the “Langston Severance Payment”). The estimated cost of the Langston Severance Payment above assumes Mr. Langston will receive a pro-rata portion of his 2012 target bonus (such pro-rata portion totals $74,776) and assumes a termination date of November 15, 2012. The payment of the Langston Severance Payment is conditioned on Mr. Langston signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Langston’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Langston’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(11)	Mr. Langston’s restricted stock awards will not vest upon consummation of the mergers or a qualifying termination following the consummation of the mergers and will be assumed in connection with the mergers.
(12)

Pursuant to the terms of the Langston Employment Agreement, if Mr. Langston’s employment is terminated by Outdoor Channel without Cause, and provided Mr. Langston elects continuation coverage pursuant to COBRA within the time period prescribed pursuant to COBRA and constitutes a qualified beneficiary, Outdoor Channel will reimburse Mr. Langston for his costs for the same level of health coverage and benefits as in effect immediately prior to Mr. Langston’s termination for a period of up to nine (9) months (the “Langston COBRA Coverage”). The estimated cost of the Langston COBRA Coverage above assumes Mr. Langston will receive nine (9) months of COBRA with the value of such benefit based on Outdoor Channel’s current rates for such coverage and Mr. Langston’s current coverage election with Outdoor Channel. The Langston COBRA Coverage is a single-trigger benefit and is conditioned on Mr. Langston signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Langston’s compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Langston’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(13)	Pursuant to the terms of the Employment Agreement entered into between Outdoor Channel and James E. Wilburn, dated January 1, 2012 (the “Wilburn Employment Agreement”), if Mr. Wilburn’s employment is terminated by Outdoor Channel without Cause (as such term is defined in the Wilburn Employment Agreement) or if Mr. Wilburn resigns for Good Reason (as such term is defined in the Wilburn Employment Agreement), then Mr. Wilburn will receive the following single-trigger severance benefits from Outdoor Channel with such payments payable over time: the lesser of: (i) Mr. Wilburn’s Base Salary (as such term is defined in the Wilburn Employment Agreement) from the date of termination through December 31, 2013, or (ii) six (6) months of Mr. Wilburn’s Base Salary (the lesser of items (i) and (ii) referred to as the “Wilburn Severance Payment”). The estimated cost of the Wilburn Severance Payment above assumes Mr. Wilburn will receive six (6) months of his Base Salary as severance. The payment of the Wilburn Severance Payment is conditioned on Mr. Wilburn signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Wilburn’s continued compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Wilburn’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.
(14)	Mr. Wilburn does not hold any outstanding equity awards.
(15)	Pursuant to the terms of the Wilburn Employment Agreement, if Mr. Wilburn’s employment is terminated by Outdoor Channel without Cause or if Mr. Wilburn resigns for Good Reason, and provided Mr. Wilburn elects continuation coverage pursuant to COBRA within the time period prescribed pursuant to COBRA and constitutes a qualified beneficiary, Outdoor Channel will reimburse Mr. Wilburn for his costs for the same level of health coverage and benefits as in effect immediately prior to Mr. Wilburn’s termination for a period of up to six (6) months (the “Wilburn COBRA Coverage”). The estimated cost of the Wilburn COBRA Coverage above assumes Mr. Wilburn will receive six (6) months of COBRA with the value of such benefit based on Outdoor Channel’s current rates for such coverage and Mr. Wilburn’s current coverage election with Outdoor Channel. The Wilburn COBRA Coverage is a single-trigger benefit and is conditioned on Mr. Wilburn signing and not revoking a release of claims agreement in favor of Outdoor Channel and Mr. Wilburn’s compliance with certain non-solicitation, non-competition and non-disparagement provisions, as well as Mr. Wilburn’s continued compliance with the terms of a Confidential Information Agreement with Outdoor Channel, through the completion of the severance period.

IMOTSC Employment Agreements. Three current executive officers of IMOTSC or its subsidiaries have employment agreements. Mr. Paro, the Chief Executive Officer of InterMedia Outdoors, Inc., is entitled to continuing payments of his base salary for a period of time equal to the longer of the remainder of the then current term of his employment agreement (through January 31, 2014 or a subsequent one-year renewal) or three (3) months and a pro rata bonus for the year of termination (based on the actual satisfaction of performance goals) if he is terminated without cause or voluntarily terminates his employment due to good reason. Mr. Harvey, the Chief Executive Officer of The Sportsman Channel, Inc. is entitled to severance benefits if he is terminated without cause or if he voluntarily terminates his employment for good reason. Upon such termination, his severance would include: (i) continued base salary for the period of time equal to the longer of (a) the remainder of the initial term (ending on December 31, 2012) or the renewal period (December 31, 2013), as applicable and (b) three months; (ii) benefits continuations for the same period, (iii) a pro rata performance bonus for the year of termination, and (iv) pro rata vesting of equity through the end of the initial term (or renewal period, as applicable). Mr. Hansen, the Chief Operating Officer of The Sportsman Channel, Inc. is entitled to severance benefits if he is terminated without cause. Upon such termination, his severance would include: (i) base salary through April 28, 2013, (ii) the cost of health insurance through April 28, 2013, (iii) pro-rated performance bonus and (iv) full vesting of all equity.

In connection with the merger agreement, and effective as of and contingent upon the consummation of the mergers, each of Mr. Paro and Mr. Harvey have entered into a letter agreement (the “Paro Amendment” and the “Harvey Amendment”, respectively) pursuant to which both Mr. Paro and Mr. Harvey have acknowledged and agreed that they will not be entitled to claim a termination for “good reason” (as defined in their respective Employment Agreements) as a result of (i) the consummation of the merger or the other transactions contemplated by the merger agreement, and/or (ii) the change in their position, duties and responsibilities and reporting relationships arising from the mergers or other transactions contemplated by the merger agreement. As consideration for entering into the Paro Amendment and Harvey Amendment, respectively, Mr. Paro and Mr. Harvey each will be granted an option to purchase 350,000 shares of IMOH’s common stock and restricted stock units covering 35,000 shares of IMOH’s common stock (the “New Equity Awards”). The New Equity Awards will be granted as soon as practicable following the consummation of the mergers and the per share exercise price of the option grants will equal the fair market value of a share of IMOH common stock on the grant date. The New Equity Awards are scheduled to vest over three years with 1/12th of the shares subject to the New Equity Awards scheduled to vest on each of the first four (4) quarterly anniversaries of the grant date and the remaining shares are scheduled to vest as to 1/3 of the shares subject to the New Equity Awards on each of the second and third anniversary of the grant date, subject to the executive’s continued employment on each applicable vesting date. Notwithstanding the foregoing vesting schedule, if the executive’s employment is terminated following the one-year anniversary of the consummation of the mergers without Cause (as such term is defined in their respective employment agreement), and other than due to death or disability, or is terminated by the executive for Good Reason (as such term is defined in their respective employment agreement), then the vesting of the New Equity Awards will accelerate such that the executive will be immediately vested on a cumulative basis as of the date of termination of employment in the Applicable Percentage of the New Equity Awards. For purposes of the Paro Amendment and the Harvey Amendment, the “Applicable Percentage” means the quotient obtained by dividing the number of days continuously employed from the consummation of the mergers through and including the date of termination of employment, by 1,095.

Indemnification and Insurance

Under the terms of the merger agreement, IMOH, Outdoor Channel and IMOTSC have agreed that all rights of indemnification to Outdoor Channel’s and IMOTSC’s current and former directors, officers, managers and members (including any person who assumes such position prior to the effective date) provided by Outdoor Channel or IMOTSC, as applicable, in their respective organizational documents or indemnification contracts will survive the mergers and continue in full force and effect and will be assumed and performed by IMOH, Outdoor Channel and IMOTSC after consummation of the mergers. In addition, IMOH has agreed that, upon its, Outdoor Channel’s and IMOTSC’s future merger or sale after the consummation of the mergers, it will make proper provision so that the successors and assigns of IMOH, Outdoor Channel and IMOTSC, as applicable, assumes such indemnification obligations.

In addition, the merger agreement requires that IMOH maintain either (i) “tail” insurance policies purchased by Outdoor Channel and IMOTSC with a claims period of no more than six years from the effective time of the mergers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels no less favorable than Outdoor Channel’s and IMOTSC’s existing policies, or (ii) maintain Outdoor Channel’s and IMOTSC’s current directors’ and officers’ liability insurance policies for a period of six years from the effective time of the mergers or obtain substitute policies, in each case that provides coverage for events occurring on or before the effective time of mergers. The terms of the insurance policies will be no less favorable than Outdoor Channel’s and IMOTSC’s respective existing policies, unless the annual premiums of the policies would exceed 225% of the current policies’ premiums as of the date of the merger agreement, in which case the coverage will be the greatest amount of coverage available for a premium amount not exceeding 225% of such current premiums.

Management of IMOH Following the Mergers

Immediately following the mergers, the board of directors of IMOH will be divided into three classes and consist of nine directors. Initially, five directors will be designated by IMOTSC: Peter Kern, Alan Sokol, Jerome

Letter,              and             ; three directors will be designated by Outdoor Channel (with each serving in a different class from one another): Perry T. Massie, David Merritt and T. Bahnson Stanley; and one director will be the President and Chief Executive Officer of IMOH: Thomas E. Hornish. Immediately following the mergers, IMOH’s management team will include Thomas E. Hornish as the President and Chief Executive Officer, Thomas D. Allen as the Chief Financial Officer and Chief Operating Officer, Gavin Harvey as President—Television Networks, Jeffrey Paro as President—Publishing, Integrated Media and Branded Content and Catherine C. Lee as Executive Vice President, General Counsel and Corporate Secretary. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012 and previously served as Outdoor Channel’s General Counsel from December 2004 until January 2012 and Chief Operating Officer from 2007 until January 2012. Mr. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. Mr. Harvey has served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Mr. Paro has served as InterMedia Outdoors, Inc.’s Chief Executive Officer since January 2007. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary since February 2012.

The Massie Parties

The principal stockholders of Outdoor Channel are Thomas H. Massie and Perry T. Massie, who through their individual shareholdings and beneficial ownership of shares held by Musk Ox Investments, LP and several family trusts are beneficial owners of approximately 36% of the issued and outstanding Outdoor Channel common stock. The Massie Parties have each entered into the Support Agreement, pursuant to which, among other things and subject to the terms therein, the Massie Parties and each of their investment entities have agreed to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) with respect to Outdoor Channel that would impede the merger or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger. (see “The Proposed Transaction—Material Support and Ancillary Agreements in Connection with the Proposed Transaction—Support Agreement”).

The Massie Parties and each of their investment entities also entered into the Registration Rights Agreement with IMOH and InterMedia Partners, pursuant to which IMOH will, among other things and subject to the terms and conditions set forth in the Registration Rights Agreement, provide the Massie Parties with certain demand and so-called “piggy back” registration rights after the consummation of the mergers (see “The Proposed Transaction—Material Support and Ancillary Agreements in Connection with the Proposed Transaction—Registration Rights Agreement”). The Massie Parties and each of their investment entities will also enter into the Lock-Up Agreement with IMOH, Thomas E. Hornish and InterMedia Partners, pursuant to which the Massie Parties’ ability to transfer their Outdoor Channel shares is restricted for six months after the effective time of the mergers. See “The Proposed Transaction—Material Support and Ancillary Agreements in Connection with the Proposed Transaction—Lock-Up Agreement.”

Plans for IMOH After the Proposed Transaction

Following consummation of the merger, IMOTSC and Outdoor Channel will both become wholly owned subsidiaries of IMOH. Thomas E. Hornish, currently Outdoor Channel’s Chief Executive Officer, and Thomas D. Allen, Outdoor Channel’s Chief Financial Officer and Chief Operating Officer, will be the Chief Executive Officer and the Chief Financial Officer and Chief Operating Officer of IMOH, respectively. Gavin Harvey will be President—Television Networks, Jeffrey Paro will be President—Publishing, Integrated Media and Branded Content and Catherine C. Lee will be Executive Vice President, General Counsel and Corporate Secretary.

Outdoor Channel and The Sportsman Channel will continue to operate as separate channels and provide the same quality and quantity of video programming that it has historically. The current plan is for all businesses to continue to operate from their current locations. Over time we may look to consolidate some operations to create greater collaboration and simplify operations. IMOH expects to realize synergies over the 12-18 months following the consummation of the mergers.

After the proposed transaction Outdoor Channel will be delisted and it is expected that IMOH common stock will be listed on NASDAQ under the symbol “OUTD.”

Ownership of IMOH After the Proposed Transaction

Immediately after the mergers, the stockholders of Outdoor Channel are expected to own approximately 32.4% of IMOH, including the Massie Parties, who are anticipated to own no greater than                 % of IMOH, and the InterMedia Unit Holders are expected to own approximately 67.6% of IMOH. Substantially all of the shares held by the InterMedia Unit Holders are held by or on behalf of InterMedia Partners

Effects on Outdoor Channel if the Proposed Transaction is Not Consummated

If the merger agreement is not adopted by the requisite vote of Outdoor Channel’s stockholders, or if the mergers are not consummated for any other reason, Outdoor Channel’s stockholders will not receive any shares of IMOH common stock for their shares of Outdoor Channel common stock in connection with the Outdoor Channel merger. Instead, Outdoor Channel will remain an independent public company and its common stock will continue to be listed on NASDAQ. Under circumstances specified in the merger agreement, Outdoor Channel may be required to pay IMOTSC a termination fee of $6.5 million (or up to $25 million in the event of termination due to a willful and material breach of any representation, warranty or covenant in the merger agreement). In connection with the termination of the merger agreement due to the failure to obtain the debt financing, IMOTSC may be required to pay Outdoor Channel a reverse termination fee of $9 million.

Financing the Mergers

In order to pay cash merger consideration, refinance certain existing indebtedness of IMOTSC and its subsidiaries, fund ongoing working capital requirements, pay related transaction fees and expenses and for general corporate purposes, IMOH through its wholly owned subsidiary Outdoor Borrower, LLC, has obtained commitments for approximately $150 million of new indebtedness. IMOTSC has obtained a commitment letter from CIT, under which CIT committed to arrange and syndicate, and to provide a portion of the loans under:

•	a senior secured five-year revolving facility to the Borrower of up to $10 million; and

•	a senior secured five-year term facility to the Borrower of up to $140 million.

The loan facilities will be guaranteed by Outdoor Guarantor, LLC, the direct holding company of the Borrower, and all present and future direct and indirect domestic subsidiaries of Outdoor Guarantor, LLC, together with any of its foreign subsidiaries to the extent the guaranty does not cause tax liabilities.

Outdoor Channel has agreed to provide, on a reasonable best efforts basis, all cooperation reasonably requested by the Borrower in connection with the financing or a similar alternative debt financing.

The foregoing facilities are referred to as the “New Facilities.”

Conditions Precedent to the Availability of Debt Financing

The financing commitments of CIT under the New Facilities are subject to the satisfaction of certain conditions including, among others:

•	the execution of definitive documentation with respect to the New Facilities;

•

perfection on a first priority basis of a security interest in substantially all assets (other than real estate) of the Borrower (subject to certain exceptions), Outdoor Guarantor, LLC and each subsidiary of the

Borrower and all proceeds and products of the foregoing, subject to the ability to take certain actions related to perfection after the closing of the New Facilities;

•	consummation of the mergers on terms consistent with the merger agreement without material waiver, modification or amendment materially adverse to any material interest of the lenders;

•	the absence of an OUTD Material Adverse Effect and/or an IM Material Adverse Effect (each as defined in the merger agreement); and

•	other customary closing conditions, each as more fully set forth in the Commitment Letter with respect to the New Facilities.

The commitments for the New Facilities will terminate on May 15, 2013, if definitive documentation with respect to the New Facilities has not been executed by all parties prior to that date. The commitments may also terminate prior to May 15, 2013, if the merger is abandoned or an event occurs or information becomes available that results or is likely to result in a failure to satisfy the conditions of the New Facilities.

Interest Rate and Fees

Loans under the New Facilities are expected to bear interest at LIBOR plus a margin based on the total consolidated net leverage ratio of Outdoor Guarantor, LLC and its subsidiaries, as follows:

Total Consolidated Net Leverage Ratio	Margin
Greater than or equal to 3.00 to 1.00	5.00%
Greater than or equal to 2.00 to 1.00	4.50%
Less than 2.00 to 1.00	4.00%

LIBOR will be subject to a floor of 1.00%. For the first 6 months after closing, the interest rate margin will be 5.00%.

Upon initial funding of the New Facilities and thereafter, the Borrower will pay to the lenders customary commitment and facility fees.

Payments and Prepayments

Term loans under the New Facilities will be amortized quarterly in installments in an aggregate amount equal to 5% of the initial term loan amount in years one and two and 7.5% in years three and four. All outstanding amounts under the New Facilities will be due and payable in full on the maturity date, which will be the date 5 years from the closing date.

Under the New Facilities, the Borrower will be permitted to make voluntary prepayments at any time, and to terminate commitments under the revolver, without premium or penalty (other than LIBOR breakage costs, if applicable), subject to a minimum prepayment amount. In addition, the Borrower will be required to make customary prepayments of the term loans under the New Facilities with proceeds of asset sales, insurance proceeds, extraordinary receipts and new debt issuances in amounts to be determined, and by 50% of annual excess cash flow, subject in each case to customary exceptions to be agreed upon.

Other Terms

The New Facilities will contain financial covenants relating to maximum net leverage and minimum fixed charge coverage. The New Facilities will also contain customary affirmative and negative covenants, including restrictions on, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments and the payment of certain fees, indebtedness, loans and investments, liens, affiliate transactions and amendments to organizational documents. The New Facilities will contain customary events of default.

Regulatory Approvals Required for the Proposed Transaction

Consummation of the mergers is subject to prior receipt of those approvals and consents required to be obtained from applicable governmental and regulatory authorities, including under the HSR Act and the regulations governing the transfer of control of Outdoor Channel’s FCC license. Outdoor Channel, IMOTSC and IMOH have agreed to cooperate and use all reasonable best efforts to obtain, or cause their applicable affiliates to obtain, all permits, consents, approvals and authorizations from any governmental or regulatory authority necessary to consummate the mergers as promptly as practicable.

Although Outdoor Channel and IMOTSC will have submitted the required notices to the applicable antitrust regulatory authorities in the United States, there can be no assurance that the remaining regulatory approvals will be obtained or that such approvals will be received on a timely basis.

Furthermore, the merger agreement requires Outdoor Channel and IMOTSC to cooperate to prepare and promptly file such application(s) as may be commercially reasonable and necessary for submission to the FCC in order to obtain the FCC’s approval of the transfer of control of the Outdoor Channel’s FCC license. However, there can be no assurance that the FCC will issue a ruling allowing the transfer of control of Outdoor Channel’s FCC license in a timely manner or at all.

Except for the competition and communications law approvals described above, Outdoor Channel, IMOTSC and IMOH are not aware of any other governmental approvals that are required for the mergers to become effective other than filings with NASDAQ regarding the listing of IMOH’s shares and filings with the SEC regarding this proxy statement/prospectus. Outdoor Channel, IMOTSC and IMOH intend to seek any other approvals required to consummate the mergers. There can be no assurance, however, that any such approvals will be obtained.

Accounting Treatment

IMOTSC will be considered the accounting acquiror of the proposed merger transactions with IMOH and Outdoor Channel under ASC Topic 805—Business Combinations based on the following analysis:

In legal form IMOH will be acquiring Outdoor Channel and IMOTSC. However, after the mergers the current equity holders of IMOTSC will retain approximately 67.6% of the voting common stock of IMOH and the stockholders of Outdoor Channel will retain approximately 32.4% of the voting common stock of IMOH.

IMOTSC exceeds Outdoor Channel in both assets and revenues. IMOTSC had consolidated assets as of December 31, 2011 of $189 million and consolidated total revenues for fiscal year 2011 of $93 million. Outdoor Channel had consolidated assets as of December 31, 2011 of $149 million and consolidated total revenues for fiscal year 2011 of $72 million.

The newly formed board of directors for IMOH will have nine directors, of which five will be appointed by IMOTSC. See further discussion at “Board of Directors, Board Committees and Executive Officers of IMOH” of this proxy statement/prospectus.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and the IMOTSC for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

As a result of the foregoing analysis, for accounting and financial statement purposes, the transaction will be treated as an acquisition of Outdoor Channel by IMOTSC pursuant to U.S. generally accepted accounting principles. Accordingly, while IMOH is the legal acquiror and the registrant in the mergers, IMOTSC is deemed to be the accounting acquiror in the proposed transaction based on the analysis above.

Material Support and Ancillary Agreements in Connection with the Proposed Transaction

The following discussion summarizes material provisions of the Support Agreement, the Registration Rights Agreement and the Lock-Up Agreement. A copy of each of these agreements has been filed as an exhibit to IMOH’s Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part and is incorporated by reference herein. The rights and obligations of the parties to each of these agreements is governed by the express terms and conditions of such agreements and not by this summary or any other information contained in this document. Outdoor Channel and IMOTSC urge you to read each of these agreements carefully in their entirety, as well as this proxy statement/prospectus, before making any decisions regarding the mergers.

The Support Agreement

In connection with the merger agreement, on November 15, 2012, IMOH and the Massie Parties, the members of the Outdoor Channel Board and the executive officers of Outdoor Channel entered into the Support Agreement. Pursuant to the Support Agreement, the Supporting Parties have agreed to vote their shares of Outdoor Channel common stock (i) in favor of the adoption of the merger agreement; (ii) in favor of any proposal to adjourn or postpone any meeting of the Outdoor Channel stockholders if there are not sufficient votes for approval of the matters described in the preceding clause (i); and (iii) except with the written consent of IMOH, against (x) any Alternative Proposal (as defined in the merger agreement) with respect to Outdoor Channel that would impede the merger or (y) any other action or proposal involving Outdoor Channel that would reasonably be expected to prevent or materially impede, interfere with or delay the Outdoor Channel merger. Furthermore, the Massie Parties have agreed to timely make, in accordance with the election procedures of the merger agreement, an election to receive either cash consideration or mixed stock and cash consideration (but not stock consideration) with respect to all shares of Outdoor Channel common stock that they beneficially own.

In addition, under the Support Agreement, the Supporting Parties agree, among other things:

•	to waive any rights of appraisal or rights to dissent from the Outdoor Channel merger that they may have;

•	to revoke any and all previous voting proxies granted with respect to their Outdoor Channel shares and grant a proxy appointing IMOH as attorney-in-fact with respect to such shares; and

•

not to, subject to certain exceptions (i) sell, transfer, assign, pledge, encumber, or otherwise dispose of their shares of Outdoor Channel common stock, (ii) grant any proxies or powers of attorney or enter into any other voting agreements with respect to its Outdoor Channel common stock, (iii) enter into or deposit their Outdoor Channel common stock into a voting trust or take any other action which would diminish the voting power of such shares or (iv) commit or agree to take any of the foregoing actions, prior to the termination of the Support Agreement.

Under certain circumstances described in the Support Agreement relating to the occurrence of an Intervening Event (as defined in the merger agreement), the obligations of the Supporting Parties to vote all of their Outdoor Channel shares will be reduced such that the aggregate number of shares subject to such obligations does not exceed 39.9% of the outstanding Outdoor Channel shares.

Registration Rights Agreement

In connection with the merger agreement, InterMedia Partners, the Massie Parties and IMOH entered into the Registration Rights Agreement, dated as of November 15, 2012, pursuant to which, after the consummation of the mergers, the Investors will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to their shares of IMOH common stock.

Under the Registration Rights Agreement, after the consummation of the mergers, any Investors or permitted transferees thereof holding at least a majority of the outstanding shares of IMOH common stock subject to the Registration Rights Agreement (each, an “Initiating Holder”) may demand that IMOH register the offer and sale of all or a portion of such Investor’s IMOH common stock under the Securities Act, so long as the anticipated aggregate offering amount of the securities to be offered to the public (based on the average of the daily closing price of the securities for the 30 immediately preceding trading days) is (i) at least $20 million if registration is to be effected pursuant to a registration statement on Form S-1 or a similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration.

Upon such demand registration request, IMOH is obligated to file the relevant registration statement as promptly as reasonably practicable after the written request of the initiating holders and to use its reasonable best efforts to cause such shelf registration statement to be declared effective within 90 days (in the case of a long-form registration) or 45 days (in the case of a short-form registration) of the date on which it receives the relevant request, and to cause such shelf registration to remain effective thereafter. If so requested by Initiating Holders holding a majority of the IMOH common stock to be included in the relevant registration statement, or elected by IMOH, IMOH will use its reasonable best efforts to cause the offering to be made in the form of a firm commitment underwritten public offering. No Initiating Holder is entitled to more than one short form registration in any six month period or more than three long form registrations in general; provided, however, that two or more registration statements filed in response to one demand for long-form registration shall be counted as one long-form registration.

If IMOH becomes eligible to use a shelf registration statement on Form S-3 (other than as a result of IMOH becoming a “well known seasoned issuer,” as discussed below), any Investor may demand that IMOH register the offer and sale of shares of IMOH common stock on Form S-3 on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act, so long as the anticipated aggregate market value of such shares is at least $10 million, or up to two requests for the sale of no less than $5 million in any six month period. Following the effectiveness of a shelf registration statement, upon request of any Investor, IMOH is obligated to use its reasonable best efforts to cause shares included under the shelf registration to be offered in a firm commitment underwritten public offering, so long as the anticipated aggregate offering amount to the public is at least $10 million.

If IMOH becomes a “well known seasoned issuer,” it is obligated, as soon as reasonably practicable, to include all of the IMOH common stock entitled to registration under the Registration Rights Agreement on a single “automatic shelf registration statement,” to use its reasonable best efforts to cause such automatic shelf registration statement to become effective within ten business days of becoming a well-known seasoned issuer, and to cause such automatic shelf registration statement to remain effective until there are no longer any registrable securities.

If IMOH’s board of directors determines that a demand registration or shelf registration under the Registration Rights Agreement (or the continuation of any such registration thereunder) would materially interfere with any material financing, acquisition, corporate reorganization, merger or other material transaction or would require premature disclosure of a matter that the board of directors has determined would not be in the best interests of IMOH to be disclosed at such time, IMOH may delay filing the registration statement until such intervening circumstance no longer exists, or if the registration statement has already been filed, it may withdraw the registration statement and postpone or terminate its effectiveness if determined by the board of directors to be in the best interests of IMOH. The IMOH board of directors may not, however, withdraw a registration statement demanded under the Registration Rights Agreement more than once in any 12-month period or postpone an offering for a period of greater than 120 days in any 12-month period.

If any Initiating Holder demands registration (or shelf registration) under the Registration Rights Agreement, the other Investors are entitled to notice thereof and to have all or a portion of their shares of IMOH common stock included in the registration and offering. In addition, if IMOH decides to register the offer and sale of shares of its common stock for its own account or the account of a stockholder other than the Investors (subject to certain exceptions set forth in the Registration Rights Agreement), the Investors may require IMOH to include all or a portion of their shares of IMOH common stock in the registration, and to the extent the registration is in connection with an underwritten public offering, to have such IMOH common stock included in the offering.

The Investors right to demand or include their shares of IMOH common stock in a registration is subject to the right of the underwriters to limit the number of shares included in the offering in the event such underwriter determines that registration of all or a portion of the securities which the holders have requested to be included in the offering would materially adversely affect the success of such offering.

IMOH has agreed that, during the period beginning on the effective date of a demand registration statement and ending on the date that is 90 days (or 180 days in the case of an initial public offering) after the date of the final prospectus relating to the offering, it will not sell, offer for sale or otherwise transfer shares of its common stock or any securities convertible into such shares of common stock, except for transfers pursuant to such underwritten public offering. In addition, IMOH has agreed to use its reasonable best efforts to cause its officers, directors and holders of greater than 1% of its common stock (or any securities convertible into such shares of common stock) to enter into similar lock-up agreements that contain restrictions that are no less restrictive than the restrictions applicable to IMOH.

The rights of a given Investor to demand registration for the IMOH common stock held by such party shall, with respect to such IMOH common stock, terminate (i) upon the sale of the relevant IMOH common stock pursuant to an effective registration statement or Rule 144 of the Securities Act, (ii) once such Investor (together with certain other relevant holders) owns less than 1% of the outstanding IMOH common stock on a fully-diluted basis, (iii) if the IMOH common stock is proposed to be sold by a person not entitled to registration rights under the Registration Rights Agreement, or (iv) once such IMOH common stock is no longer outstanding.

The Registration Rights Agreement contains customary provisions allocating rights and responsibilities among the parties thereto and obligating IMOH and the other parties to the Registration Rights Agreement to indemnify each other against certain liabilities arising from any registration of securities thereunder. The obligations of the parties under the Registration Rights Agreement terminate upon termination of the merger agreement.

The foregoing description of the Registration Rights Agreement does not purport to be a full description of the terms thereof and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit to IMOH’s Registration Statement on Form S-4 and incorporated into this document by reference.

Lock-Up Agreement

In connection with the merger agreement, on November 15, 2012, IMOH entered into the Lock-Up Agreement with the OUTD Parties and InterMedia Partners. Under the Lock-Up Agreement, the Lock-Up Investors and their permitted transferees may not transfer all or any portion of their shares of IMOH common stock during the period commencing on the consummation of the mergers and ending, for the OUTD Parties, after six months and, for InterMedia Partners, after twelve months. Such limitations on transfer do not apply to transfers to members of the holder’s immediate family or to trusts or other entities for the benefit of such family members, transfers pursuant to a testamentary document or law of descent, and transfers to an affiliate of the holder if such holder is an entity. Such limitations on transfer also do not apply to transfers to IMOH and transfers between Lock-Up Investors and their affiliates. The board of directors of IMOH may waive these limitations on transfers from time to time in writing.

New Certificate of Incorporation and New By-laws of IMOH

The following discussion summarizes material provisions of (i) the form of amended and restated certificate of incorporation of IMOH to be adopted at or prior to the effective time of the mergers pursuant to the merger agreement, which we refer to as the “New Certificate of Incorporation” and (ii) the form of amended and restated by-laws to be adopted by IMOH at or prior to the effective time of the mergers pursuant to the merger agreement, which we refer to as the “New By-laws.” A copy of each of the form of New Certificate of Incorporation and the form of New By-laws has been filed as an exhibit to IMOH’s Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part and is incorporated by reference herein. The rights and obligations of the stockholders of IMOH under the New Certificate of Incorporation and New By-laws, if and when they are adopted, are governed by the express terms and conditions of such documents and not by this summary or any other information contained in this document. Each of the form of New Certificate of Incorporation and the form of New By-laws should be read carefully in their entirety, as well as this proxy statement/prospectus, before making any decisions regarding the mergers.

New Certificate of Incorporation and New By-laws

Under the New Certificate of Incorporation and New By-laws, at the effective time of the mergers, the board of directors of IMOH will initially be divided into three classes and consist of nine directors. Initially, five directors will be designated by IMOTSC, three will be designated by Outdoor Channel (with each serving in a different class from one another), and one will be the Chief Executive Officer of IMOH. See “Description of IMOH Capital Stock” and “Description of IMOH Capital Stock—Other Provisions of the New Certificate of Incorporation.”

The New Certificate of Incorporation and New By-laws will also contain the following provisions when adopted at or prior to the effective time of the mergers:

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the authorization of “blank check” preferred stock issuable by the board of directors, with the number of shares, designation, relative powers, preferences, rights and qualifications of such stock to be fixed by the board of directors;

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rights of certain directors (the “Specified Directors”) to indemnification and advancement of expenses provided by other entities and/or organizations (the “Fund Indemnitors”) such that (i) IMOH’s obligations to provide indemnification or advance expenses to the Specified Directors are primary and any obligation of the Fund Indemnitors to advance expenses are secondary, (ii) IMOH shall be required to advance the full amount of expenses incurred by the Specified Directors and shall be liable for the full amount amounts paid in settlement to the extent not prohibited by applicable law, without regard to any rights the Specified Directors may have against the Fund Indemnitors and (iii) IMOH releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof;

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the ability of directors and officers of IMOH to participate in businesses that are similar to IMOH, serve as directors of organizations similar to IMOH and develop opportunities for such opportunities; and

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a requirement that directors may only be removed from office for cause and only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of IMOH.

Federal Securities Laws Consequences

This proxy statement/prospectus does not cover any resale of the IMOH common stock to be received by Outdoor Channel’s stockholders and InterMedia Unit Holders upon the consummation of the mergers, and no person is authorized to make any use of this document in connection with any resale. This proxy statement/prospectus covers only the initial issuance of IMOH common stock to Outdoor Channel stockholders and InterMedia Unit Holders as part of the mergers.

All common stock of IMOH that Outdoor Channel and InterMedia Unit Holders receive pursuant to the mergers will be freely transferable, with the exception of the IMOH common stock received by persons who are deemed to be “affiliates” of Outdoor Channel or IMOTSC under the Securities Act, and the related SEC rules and regulations, at the time of the special meeting. These “affiliates” may resell their IMOH common stock only in transactions permitted by Rule 145 under the Securities Act or as otherwise allowed under the Securities Act. Persons who may be deemed to be affiliates of Outdoor Channel or IMOTSC for these purposes generally include individuals or entities that control, are controlled by, or are under common control with Outdoor Channel or IMOTSC, and may include officers, directors and principal stockholders or members, as applicable, of Outdoor Channel or IMOTSC.

In connection with the merger agreement, the Investors entered into the Registration Rights Agreement pursuant to which, after the consummation of the mergers, the Investors will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to their shares of IMOH common stock. For more information, see “The Proposed Transaction—Material Support and Ancillary Agreements in Connection with the Proposed Transaction—Registration Rights Agreement.”

THE MERGER AGREEMENT (PROPOSAL NO. 1)

The following discussion summarizes material provisions of the merger agreement, a copy of which is attached as Annex A-1, to this proxy statement/prospectus and is incorporated by reference into this document. The rights and obligations of the parties to the merger agreement are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. This summary may not contain all the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully in its entirety, as well as this proxy statement/prospectus, before making any decision regarding Proposal No. 1.

The Mergers

Structure of the Mergers

Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, at the closing (i) Outdoor Channel Sub will merge with and into Outdoor Channel, with Outdoor Channel as the surviving corporation, and (ii) InterMedia Sub will merge with and into IMOTSC, with IMOTSC as the surviving limited liability company. Outdoor Channel Sub and InterMedia Sub are both indirect wholly owned subsidiaries of IMOH. As a result of the mergers, Outdoor Channel and IMOTSC will become subsidiaries of IMOH. IMOH is expected to be listed for trading on NASDAQ under the symbol “OUTD.”

Set forth below is an organizational chart indicating the proposed corporate structure of the combined entities under IMOH:

Anticipated Post-Closing Structure

(1)	Guarantor under new term loan facility and new revolving credit facility.
(2)	Direct and indirect domestic subsidiaries, together with foreign subsidiaries to the extent the guaranty does not cause tax liability, are guarantors under the new term loan facility and new revolving credit facility.

Closing; Effective Time of the Mergers

The closing will occur on a date to be specified by the parties to the merger agreement not later than the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement, other than those conditions that by their nature are to be satisfied at closing, which must be satisfied (or waived) at such time. It is anticipated that the closing of the mergers and related transactions will be completed by the end of the first quarter of Outdoor Channel’s fiscal year 2013 if the requisite stockholder votes are obtained, assuming the other conditions to consummation of the mergers are satisfied or waived.

The mergers will become effective upon filing of the requisite certificates of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Outdoor Channel and IMOTSC and set forth in the certificates of merger.

Merger Consideration

Consideration with Respect to Outdoor Channel Common Stock

Upon the consummation of the mergers, each outstanding share of Outdoor Channel common stock will be automatically converted into and will represent the right to receive the following consideration, pursuant to an election made by each stockholder, subject to proration in certain circumstances as described below (and subject to certain adjustments for fractional shares and the like as set forth in the merger agreement):

(1)	$8.00 in cash, without interest (the “Cash Consideration”), with respect to each share of Outdoor Channel common stock for which an election to receive cash has been made (each such share, a “Cash Election Share”);

(2)	one share of IMOH common stock (together with any fractional shares of IMOH to be paid in accordance with the merger agreement, the “Stock Consideration”) with respect to each share of Outdoor Channel common stock for which an election to receive stock has been made (each such share, a “Stock Election Share”); or

(3)	with respect to each share of Outdoor Channel common stock for which an election to receive mixed stock and cash has been made (each such share, a “Mixed Election Share”) or for each share of Outdoor Channel common stock for which no election has been made (each such share, a “No Election Share”), a combination of (A) $4.46 in cash, without interest (such amount, the “Mixed Consideration Cash”) and (B) that portion of a share of IMOH common stock equal to 0.443 (together with any fractional shares of IMOH to be paid in accordance with the merger agreement, the “Mixed Consideration Stock”) (the Mixed Consideration Cash, together with the Mixed Consideration Stock, the “Mixed Consideration”).

The proration procedures are designed to ensure that the shares of Outdoor Channel common stock to be converted in the Outdoor Channel merger are converted into an aggregate of $115,000,000 in cash (the “Available Cash Amount”) and approximately 32.4% of the IMOH common stock outstanding immediately after the consummation of the mergers. If the elections of all of the Outdoor Channel common stockholders result in an oversubscription or undersubscription of the Cash Election Shares, the Available Cash Amount will not be adjusted; it will remain fixed. For example, if the number of Cash Election Shares plus cash paid in connection with Mixed Consideration exceeds the Available Cash Amount then each stockholder making a cash election will receive shares of IMOH common stock and a prorated amount of cash. If the number of Cash Election Shares plus cash paid in connection with Mixed Consideration does not exceed the Available Cash Amount, then stockholders electing Stock Consideration will receive a portion of their merger consideration in cash. Stockholders electing Mixed Consideration will not be subject to proration.

IMOH will appoint an exchange agent reasonably acceptable to Outdoor Channel (the “Exchange Agent”) and the Exchange Agent will allocate the Available Cash Amount and IMOH common stock to be paid to the Outdoor Channel common stockholders pursuant to the proration procedures described below. The amount of cash consideration and the number of shares of IMOH common stock to be received by holders making a cash or stock election will be dependent upon the elections of other Outdoor Channel common stockholders. Accordingly, there is no assurance that an Outdoor Channel common stockholder that has made a valid cash or stock election in respect of shares of its Outdoor Channel common stock will receive the form or combination of consideration so elected.

Please refer to the subsections of this section below and the section entitled “The Merger Agreement (Proposal No. 1)—Outdoor Channel Stockholder Election Procedures” to find detailed information regarding the election to be made by the Outdoor Channel stockholders and the proration procedures. See also “Risk Factors—Holders of Outdoor Channel common stock who make cash or stock elections may not receive all of their merger consideration in the form they elected.”

Cash Election

The merger agreement provides that all Cash Election Shares will be converted into the right to receive the Cash Consideration, subject to proration, determined as follows:

If the sum of (a) the product of the aggregate number of Cash Election Shares and the Cash Consideration (such product, the “Elected Cash Consideration”) and (b) the aggregate Mixed Consideration Cash exceeds the Available Cash Amount then

(i)	all Stock Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive the Stock Consideration;

(ii)	all Mixed Election Shares and all No Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Mixed Consideration; and

(iii)	the Cash Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive:

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the Cash Consideration equal to the product obtained by multiplying (a) the number of such holder’s Cash Election Shares by (b) a fraction, the numerator of which is (1) the Available Cash Amount minus (2) the aggregate Mixed Consideration Cash and the denominator of which is the Elected Cash Consideration; and

•	the remaining portion of such holder’s Cash Election Shares will be converted into the right to receive the Stock Consideration.

Stock Election

The merger agreement provides that all Stock Election Shares will be converted into the right to receive the Stock Consideration, subject to proration, determined as follows:

If the sum of (a) Elected Cash Consideration and (b) the aggregate Mixed Consideration Cash is less than the Available Cash Amount (such difference, the “Shortfall Number”) then

(i)	all Cash Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Cash Consideration;

(ii)	all Mixed Election Shares and all No Election Shares of each holder of shares of Outdoor Channel common stock will be converted into the right to receive the Mixed Consideration; and

(iii)	the Stock Election Shares of each holder of shares of Outdoor Channel common stock will be converted into a right to receive:

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the Cash Consideration, with such portion being equal to the product obtained by multiplying (a) the number of such holder’s Stock Election Shares by (b) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $8.00; and

•	the remaining portion of such holder’s Stock Election Shares will be converted into the right to receive the Stock Consideration.

Mixed Cash/Stock Election

The merger agreement provides that all Mixed Election Shares and all No Election Shares will be converted into the right to receive the Mixed Consideration. Mixed Election Shares and No Election Shares are not subject to the proration procedures. Accordingly, an Outdoor Channel common stockholder that has made a valid election for mixed stock and cash will automatically receive Mixed Consideration Cash ($4.46 per share in cash without interest) and the Mixed Consideration Stock (0.443 of a share of IMOH common stock) for each share of Outdoor Channel common stock. Further, Outdoor Channel stockholders not making an election will be deemed to have elected to receive the Mixed Consideration.

Proration of Shares

In the event a holder of shares of Outdoor Channel common stock makes an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (counted to the nearest whole share) and makes an election to receive stock for 44.26% of such holder’s aggregate outstanding shares (rounded to the nearest whole share), and indicates its intent on its election form to receive the equivalent of Mixed Consideration for all of such holder’s shares, then such holder’s shares will not be subject to proration. In addition, as discussed above, none of the Mixed Election Shares will be subject to proration.

For purposes of illustration, if a holder of 1,000 shares of Outdoor Channel common stock makes:

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a cash election for all of such holder’s shares and all other holders of Outdoor Channel common stock make a stock election for all of their shares, then such holder will receive a total of $8,000 in cash;

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a cash election for all of such holder’s shares and all other holders of Outdoor Channel common stock also make a cash election for all of their shares or make a mixed cash/stock election, then all holders of Outdoor Channel common stock who have made a cash election will receive a prorated amount of cash for a portion of their shares and IMOH common stock for the remaining portion of their shares;

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a stock election for all of such holder’s shares and all other holders of Outdoor Channel common stock make a cash election for all of their shares, then such holder will receive a total of 1,000 shares of IMOH common stock;

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a stock election for all of such holder’s shares and all other holders of Outdoor Channel common stock also make a stock election for all of their shares or make a mixed cash/stock election, then all holders of Outdoor Channel common stock who have made a stock election will receive a prorated amount of cash for a portion of their shares and IMOH stock for the remaining portion of their shares;

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a mixed cash/stock election for all of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration);

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no election with respect to all of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration); or

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an election to receive cash for 55.74% of such holder’s shares and stock for 44.26% of such holder’s shares, then such holder will receive a total of $4,460 in cash and 443 shares of IMOH common stock (i.e., such holder’s shares will not be subject to proration).

Outdoor Channel common stock held by Outdoor Channel as treasury stock, and any shares of Outdoor Channel common stock held by a subsidiary of Outdoor Channel or by IMOH, IMOTSC, InterMedia Sub, Outdoor Channel Sub or any subsidiary of any of the foregoing will be cancelled and cease to exist without conversion upon the closing of the Outdoor Channel merger and no consideration will be paid with respect to such securities. In addition, shares of Outdoor Channel common stock which are issued and outstanding and which are held by holders of such shares of Outdoor Channel common stock who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL will not be converted into the right to receive Outdoor Channel merger consideration and will receive the appraised value of such dissenting shares unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If any such holder fails to perfect or effectively withdraws or loses such right, such holder will be treated as if he, she or it had elected to receive the Cash Consideration and the shares of Outdoor Channel common stock held by such holder will be converted into the right to receive $8.00 in cash, without interest.

If Outdoor Channel pays a stock dividend in, splits, combines into a smaller number of shares, or issues by reclassification of any shares of Outdoor Channel common stock, the Outdoor Channel merger consideration, the exchange ratio for the conversion of Outdoor Channel common stock into IMOH common stock, and any other similarly dependent items will be appropriately adjusted to provide to the holders of Outdoor Channel common stock the same economic effect as contemplated by the merger agreement prior to such action.

Consideration with Respect to InterMedia Units

At the effective time of the IMOTSC mergers, Class A common units and Class E common units of IMOTSC issued and outstanding immediately prior to the effective time, collectively in the aggregate, will be immediately converted into the right to receive an aggregate of 23,854,227 shares of IMOH common stock to be allocated among the holders of Class A common units and Class E common units in accordance with IMOTSC’s limited liability company agreement. Each holder of Class A common units and Class E common units will cease to have any rights with respect to such units other than the right to receive the applicable merger consideration.

Any shares of IMOTSC Class A common units and Class E common units held by any direct or indirect subsidiary of IMOTSC, IMOH, Outdoor Channel or InterMedia Sub immediately prior to the effective time shall automatically be cancelled and cease to exist without any conversion thereof.

The merger consideration with respect to Class A common units and Class E common units shall be adjusted to reflect the appropriate effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, or other similar change with respect to IMOH common stock, Outdoor Channel common stock or any equity interests of IMOTSC having a record date on or after the date hereof and prior to the effective time of the IMOTSC merger.

No Fractional Shares

No fractional shares of IMOH common stock will be issued in the mergers. Holders of shares of Outdoor Channel common stock or InterMedia Units will be paid cash, without interest, for any fractional shares which they might otherwise have received pursuant to the mergers in an amount equal to the product of the fractional share interest in IMOH common stock to which such holder is entitled multiplied by an amount equal to the closing sale price of IMOH common stock on NASDAQ on the first trading day immediately following the closing of the mergers.

Withholding

IMOH or the Exchange Agent, as applicable, will be entitled to deduct and withhold from any amounts payable to any holder of shares of Outdoor Channel common stock or InterMedia Units in connection with payment of the merger consideration, such amounts as are required to be deducted or withheld with respect to such payment under applicable tax laws and these amounts will be treated as having been paid to such holders from whom they were withheld.

Outdoor Channel Stockholder Election Procedures

Prior to the effective time of the mergers, IMOH will appoint the Exchange Agent for the purpose of exchanging certificates of Outdoor Channel common stock for the applicable merger consideration.

Concurrently with the mailing of this proxy statement/prospectus, an election form will be mailed to each record holder of Outdoor Channel common stock as of the record date for the special meeting of Outdoor Channel’s stockholders. The election forms will permit the holder to specify (i) the number of shares for which such holder elects to receive the Cash Consideration, (ii) the number of shares for which such holder elects to receive the Stock Consideration, and/or (iii) the number of shares for which such holder elects to receive the Mixed Consideration. The election must be made prior to the election deadline. The election deadline will be 5:00 p.m., New York city time, on             , which is the 10th day preceding the special meeting of Outdoor Channel’s stockholders. If a holder does not return an election form with respect to such holder’s Outdoor Channel common stock by the election deadline, then such holder’s Outdoor Channel common stock will be deemed shares for which no election has been made and will default to an election to receive the Mixed Consideration (i.e., $4.46 in cash and .443 shares of IMOH common stock for each share of Outdoor Channel common stock).

If a holder holds multiple blocks of shares of Outdoor Channel common stock, the election form will permit such holder to designate (i) the shares with respect to which each election is made, (ii) if the same election is made with respect to shares in more than one block, the order of priority of shares to which the election is to be effective in the event of proration and (iii) if no election is made, the order of priority of shares to be exchanged for cash.

The actual allocation of cash and stock is subject, in each case, to the proration procedures set forth in the merger agreement. For more information regarding these proration procedures, see the section “The Merger Agreement (Proposal No. 1)—Merger Consideration.” See also “Risk Factors—Holders of Outdoor Channel common stock who make cash or stock elections may not receive all of their merger consideration in the form they elected.”

To make a valid election, each Outdoor Channel common stockholder must submit a properly completed election form so that it is actually received by the Exchange Agent at or prior to the election deadline. An election form will be properly completed only if accompanied by any additional documents specified by the procedures set forth in the election form.

If an Outdoor Channel common stockholder does not submit the election form and other required materials, the election form and other required materials are not received by the Exchange Agent by the election deadline, the election form and other required materials are improperly completed and/or are not signed, such stockholder will be deemed not to have made an election. Outdoor Channel common stockholders not making an election will be deemed to have elected to receive the Mixed Consideration.

As soon as reasonably practicable after the effective time of the mergers, but in no event more than two business days following the effective time, IMOH or the Exchange Agent will send to all holders of Outdoor Channel common stock, a transmittal letter and instructions for the surrender of shares of Outdoor Channel common stock for the applicable merger consideration. The letter of transmittal will specify that the delivery of the certificates will be effected, and risk of loss and title will pass, only upon proper delivery of the certificates which represent such stockholders’ shares of Outdoor Channel common stock covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) or, in case of book-entry shares, any additional documents specified by the procedures set forth in the transmittal letter. Delivery will be effected, and risk of loss and title to shares of Outdoor Channel common stock will pass, only upon transfer of certificates of Outdoor Channel common stock to the Exchange Agent in the manner set forth in the transmittal letter and instructions.

Any election form may be revoked or changed by an Outdoor Channel common stockholder submitting such election form prior to the election deadline. If a cash election, stock election or mixed cash/stock election is revoked, the shares of Outdoor Channel common stock represented by such election form will be treated as No Election Shares unless such stockholder properly makes a subsequent election. The Exchange Agent will generally have reasonable discretion to determine, in its good faith, whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. None of Outdoor Channel, IMOTSC or IMOH will have an obligation to notify stockholders of any defect in an election form. IMOH shall make available one or more election forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of common stock of Outdoor Channel between the record date for the special meeting of Outdoor Channel’s stockholders and the close of business on the business day prior to the election deadline, and IMOH shall provide to the Exchange Agent all information reasonably necessary for it to perform as described in this section.

Treatment of Options and Other Awards

At the effective time of the mergers, stock options to purchase shares of Outdoor Channel common stock (the “Outdoor Channel Stock Options”) outstanding immediately prior to the effective time of the mergers, whether vested or unvested, will be assumed and converted into an option to acquire shares of IMOH common stock, on the same terms and conditions as were applicable to each Outdoor Channel Stock Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) (each, as so adjusted, an “Outdoor Channel Assumed Stock Option”), except that (A) each Outdoor Channel Assumed Stock Option will represent the right to acquire that number of shares of IMOH common stock (rounded down to the next whole share) equal to the number of shares of Outdoor Channel common stock subject to the related Outdoor Channel Stock Option multiplied by the OUTD Exchange Ratio (which is 1:1), and (B) the price per share of each Outdoor Channel Assumed Stock Option will be an amount equal to price per share of the Outdoor Channel Stock Option divided by the OUTD Exchange Ratio (and rounded up to the next whole cent).

At the effective time of the mergers, each equity award (other than an Outdoor Channel Stock Option) covering shares of Outdoor Channel common stock (an “Outdoor Channel Equity Award”) will be converted into an equity award to receive shares of IMOH common stock (an “Outdoor Channel Assumed Equity Award”), on the same terms and conditions as were applicable to the Outdoor Channel Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the mergers) except that each Outdoor Channel Assumed Equity Award will represent the right to acquire a number of shares of IMOH common stock (rounded down to the next whole share) equal to the number of shares of Outdoor Channel common stock subject to the Outdoor Channel Equity Award multiplied by the OUTD Exchange Ratio.

Exchange of Outdoor Channel Shares

Exchange of Shares of Outdoor Channel Common Stock

At the effective time of the mergers, each holder of shares of Outdoor Channel common stock will cease to have any rights with respect to such Outdoor Channel common stock except for the right to receive, without interest, (i) the applicable merger consideration, (ii) cash in lieu of any fractional shares of IMOH common stock otherwise issuable for such stockholder’s shares of Outdoor Channel common stock, and (iii) any previously unpaid dividends or distributions on Outdoor Channel common stock which were declared or made prior to the date of the merger agreement and unpaid as of the effective date of the merger. After the effective time of the mergers, no further registration of transfers on the stock transfer books of Outdoor Channel will occur, and if certificates of Outdoor Channel common stock are presented for transfer to the exchange agent or IMOH, they will be cancelled and exchanged for the consideration described above, plus any previously unpaid dividends or distributions on the IMOH common stock with a record date after the effective time of the mergers, less the amount of any withholding taxes, all in accordance with the merger agreement.

Exchange Agent

Prior to the effective time of the mergers, IMOH will appoint an exchange agent reasonably acceptable to Outdoor Channel (the “Exchange Agent”) for the purpose of exchanging certificates of Outdoor Channel common stock for the applicable merger consideration.

Book-Entry Form Unless Certificate Requested; Lost, Stolen or Destroyed Certificates

Shares of IMOH common stock will be issued in uncertificated book-entry form unless a physical certificate is requested.

Representations and Warranties

The merger agreement contains representations and warranties made by Outdoor Channel to IMOTSC and IMOH and made by IMOTSC to Outdoor Channel and IMOH. The assertions embodied in the representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties to the merger agreement in connection with negotiating its terms. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Outdoor Channel and IMOTSC or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus.

Pursuant to the merger agreement, each of Outdoor Channel and IMOTSC made representations and warranties relating to, among other things:

•	corporate organization, including incorporation, qualification, subsidiaries, and charter documents;

•	capitalization and indebtedness;

•	power and authority to execute, deliver, and perform its obligations under the merger agreement, and the required approvals, filings, and consents relating to the merger agreement;

•	stockholder/member vote requirements to adopt the merger agreement;

•	financial statements, indebtedness, and internal controls;

•	absence of certain changes since December 31, 2011;

•	compliance with applicable law;

•	tax matters;

•	material contracts;

•	reports and regulatory matters;

•	third party and governmental consents;

•	network and affiliation agreements;

•	intellectual property matters;

•	owned and leased property;

•	absence of certain litigation, orders, or investigations;

•	absence of undisclosed liabilities;

•	inapplicability of takeover statutes and absence of applicable anti-takeover provisions in organizational documents with respect to the mergers;

•	employment and labor matters, including with respect to employee benefit plans;

•	environmental matters;

•	insurance coverage;

•	foreign corrupt practices and international trade sanctions and ethical practices;

•	interested party transactions; and

•	brokers’ and advisors’ fees payable in connection with the mergers.

Outdoor Channel has also made certain representations and warranties to IMOTSC and IMOH regarding:

•	documents filed with the SEC and the accuracy of information contained in such documents;

•	the receipt of an opinion from its financial advisor; and

•	authorizations granted by the FCC.

IMOTSC has also made certain representations and warranties to Outdoor Channel and IMOH regarding:

•	formation of IMOH and each of InterMedia Sub and Outdoor Channel Sub;

•	solvency;

•	absence of ownership of Outdoor Channel capital stock; and

•	the debt financing commitments.

Certain representations and warranties made by the parties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Outdoor Channel or IMOTSC, means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects (1) is materially adverse to the business, results of operations or financial condition of the party and its subsidiaries, taken as a whole, or (2) has, or would be reasonably likely to have, a material adverse effect on the ability of the party to perform its obligations under the merger agreement or to consummate the mergers prior to May 15, 2013, except that in the case of clause (1), none of the following events, circumstances, changes, developments or effects shall be deemed, either alone or in combination, to constitute, and none shall be taken into account in determining whether there has been or will be, a “material adverse effect”:

(i)	in the case of Outdoor Channel, changes in the market price or trading volume of Outdoor Channel common stock (it being understood that the factors giving rise to or contributing to any such change that are not otherwise excluded from the definition of “material adverse effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an material adverse effect);

(ii)	changes in the United States or global economy or capital, financial, banking, credit or securities markets generally;

(iii)	any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the U.S.;

(iv)	the announcement or pendency of the merger agreement or the announcement of the transaction;

(v)	changes in applicable law or in the interpretation thereof;

(vi)	changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that are imposed on such party;

(vii)	changes in general economic, legal, tax, regulatory or political conditions in the geographic regions in which such party and its subsidiaries operate or the market for its products;

(viii)	any action taken by such party or its subsidiaries with the prior written consent of the other party; or

(ix)	any failure of such party to meet financial projections or forecasts or, in the case of Outdoor Channel, the failure to meet published analyst estimates (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “material adverse effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an material adverse effect), provided, however, that such matters in the case of clauses (ii), (iii), (v), (vi) and (vii) shall be taken into account in determining whether there has been or will be an “material adverse effect” to the extent, but only to the extent, of any disproportionate impact on such party and its respective subsidiaries, taken as a whole, relative to other participants operating in the same industries and geographic markets as such party.

Conduct of Business Pending the Mergers

Under the merger agreement, each of Outdoor Channel and IMOTSC has agreed, from the date of the merger agreement until the earlier of the consummation of the proposed transaction or termination of the merger agreement and subject to certain exceptions set forth in the merger agreement (including, in the case of Outdoor Channel, the payment of a special dividend), to use its reasonable best efforts to conduct its business and timely file all tax returns in the ordinary course consistent with past practices in all material respects and to preserve intact in all material respects, consistent with past practices, its business organizations, services of its current officers and key employees, and its relations with customers, suppliers, licensors, licensees, distributors, governmental authorities and others having business dealings with Outdoor Channel or IMOTSC, as applicable, or its respective subsidiaries.

In addition, each of Outdoor Channel and IMOTSC has agreed, from the date of the merger agreement until the earlier of the consummation of the proposed transaction or termination of the merger agreement and subject to applicable law and certain exceptions set forth in the merger agreement, that it will not (and will not permit its respective subsidiaries to), without the prior written consent of the other party (any such request for a consent will not be unreasonably withheld, conditioned or delayed), among other things, directly or indirectly:

•	amend or fail to comply with its organizational documents;

•

make any change in its authorized or issued capital stock or other equity interests, or acquire, redeem, issue, deliver, encumber, pledge, sell or otherwise dispose of any of its capital stock, other equity interests, or securities convertible into or exchangeable for any of its capital stock or other equity interests, other than, in the case of Outdoor Channel, upon the exercise or conversion of any stock option or equity award outstanding on the date of the merger agreement for shares of Outdoor Channel common stock;

•

split, combine, or reclassify any of its capital stock or other equity interests or issue any other security in respect of its capital stock or other equity interests other than, in the case of Outdoor Channel, upon the exercise or conversion of any stock option or equity award outstanding on the date of the merger agreement for shares of Outdoor Channel common stock;

•

declare, set aside, make, or pay any dividend or other distributions with respect to its capital stock or other equity interests, except for dividends and distributions by a direct or indirect wholly owned subsidiary of the party to it or to another of its wholly owned subsidiaries;

•

modify or amend in any material respect, or terminate any of its material contracts or waive, release, or assign any material rights or material claims under any of its material contracts, except in the ordinary course of business;

•	enter into a material contract except in the ordinary course of business;

•	enter into, modify or amend in any material respect, or waive, release or assign any material rights or material claims under, any affiliation agreement;

•	enter into any agreement with respect to the voting of its capital stock or equity interests;

•

issue any indebtedness, other than (1) the incurrence of indebtedness under certain of its current credit facilities specified in the merger agreement for working capital purposes in the ordinary course of business consistent with past practice not to exceed $50,000, (2) for extensions, renewals or refinancings of existing indebtedness (in amounts not greater than the existing indebtedness being replaced) or (3) inter-company indebtedness;

•	acquire or merge or consolidate with any entity or business or form any joint venture;

•

adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization involving it or any of its subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

•	enter into any new line of business or open or close any existing facility, plant or office, except in the ordinary course of business;

•

sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material to its and its subsidiaries business, except in the ordinary course of business consistent with past practice;

•	enter into any hedging arrangements, except in the ordinary course of business;

•

make or commit to any capital expenditures in excess of $50,000 individually or $300,000 in the aggregate, except in the ordinary course of business consistent with past practice or in accordance with its current capital expenditure budget;

•

make any loans, advances or capital contributions to, or investments in, any person or entity (other than its wholly owned subsidiaries), except for advances to employees and directors for travel and business expenses in the ordinary course of business consistent with past practices;

•

cancel, release, compromise or settle any material legal actions, or waive or release any of its material rights with respect thereto, except in the ordinary course of business consistent with past practice;

•

except as required by law or by the terms of an applicable employee benefit plan, (1) enter into, adopt, amend in any material respect, or otherwise modify in any material respect any of its employee benefit plans, (2) accelerate the payment or vesting of benefits or amounts payable or to become payable under any of its employee benefit plans as currently in effect on the date of the merger agreement, (3) fail to make any required contribution to any of its employee benefit plans, (4) merge or transfer any of its employee benefit plans or the assets or liabilities thereunder, (5) change the sponsor of any of its employee benefit plans, or (6) terminate or establish any employee benefit plan, in each case other than new employment arrangements made in the ordinary course of business and consistent with past practices, in each case with non-officer employees who have annual compensation of no greater than $100,000;

•

grant any increase in the compensation or benefits of its or its subsidiaries directors, officers or employees, except (A) as required under the terms of an employment agreement or (B) with respect to non-officer employees in the ordinary course of business, consistent with past practice;

•	enter into, renew or amend any collective bargaining agreement;

•	make any material change in its financial accounting principles, except as required by applicable law or a change in GAAP or similar principles in foreign jurisdictions;

•	make or change any material tax election;

•

change an annual accounting period, file any material amended tax return, enter into any material closing agreement, settle any material tax claim or assessment, surrender any material right to claim a refund of taxes, take or omit to take any other similar action relating to the filing of any material tax return or the payment of any material tax;

•	revalue any assets unless required by GAAP; or

•	authorize, agree or otherwise commit to take any of the foregoing actions.

IMOTSC has also agreed from the date of the merger agreement until the earlier of consummation of the proposed transaction or termination of the merger agreement, without the prior written consent of IMOH (any such request for a consent will not be unreasonably withheld, conditioned or delayed), not to (1) make any payments to any related party, except for payments to employees in the ordinary course of business or (2) enter into, renew, extend, modify, amend or terminate, or waive, release or assign any material rights or claims under, any contract with any related party.

Efforts to Consummate the Mergers and Other Covenants

Each of Outdoor Channel and IMOTSC has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do and to assist and cooperate with the other parties to the merger agreement in doing, all things necessary, proper or advisable to consummate and make effective the mergers.

Antitrust and Other Consents

In furtherance and not in limitation of the foregoing, each of Outdoor Channel and IMOTSC have agreed to:

•	make an appropriate filing pursuant to the HSR Act and all other necessary filings, notices and registrations with other governmental authorities under competition laws relating to the mergers;

•

use their reasonable best efforts to respond at the earliest practical date to any requests for additional information by the Federal Trade Commission, the U.S. Department of Justice or any other governmental authorities relating to the transaction, and act in good faith and reasonably cooperate with the other parties in connection with any investigation of any governmental authority relating to any competition law;

•	use their reasonable best efforts to obtain all necessary actions, waivers, consents, licenses, permits and approvals from governmental authorities and third parties; and

•

cooperate to prepare and promptly file such application(s) as may be commercially reasonably and necessary for submission to the FCC in order to obtain the FCC’s approval of the transfer of control of the Outdoor Channel’s FCC license, provide additional information as necessary, keep the other party informed of material communications and correspondence, oppose any petitions to deny the application, and not take any action that would impede or prevent receipt of the FCC approval.

The merger agreement further provides that, in connection with efforts to obtain the termination or expiration of any waiting period under any applicable competition laws, (i) in no event will “reasonable best efforts” of any party include entering into a consent decree or other commitment containing such party’s agreement to hold separate or divest its or its subsidiaries’ plants, assets or businesses, or agreeing to any limitations on its or its subsidiaries’ conduct or actions, and in no event shall any party be required to take any of the foregoing actions and (ii) neither Outdoor Channel nor IMOTSC is required to take any action with respect to compliance with competition laws or the obtaining of any consent, clearance or the expiration of any applicable waiting period under competition law which would bind such party or its subsidiaries even if the consummation of the mergers was not to occur.

Stockholder Adoption of the Merger Agreement

Outdoor Channel has agreed to take all actions reasonably necessary to hold a meeting of its stockholders as promptly as practicable after the preparation and delivery of this proxy statement/prospectus to consider and vote upon the adoption of the merger agreement and to obtain the affirmative vote of the holders of a majority of the outstanding shares of Outdoor Channel common stock entitled to vote. The Outdoor Channel Board has adopted the merger agreement and approved resolutions directing that the merger agreement be submitted to the Outdoor Channel stockholders for their consideration. See “The Proposed Transaction—Outdoor Channel Stockholder Vote Required.”

Listing of Stock; Restructured Transaction

Each of IMOH, IMOTSC, and Outdoor Channel have agreed to use reasonable best efforts to cause IMOH common stock to be listed on NASDAQ, or if such listing cannot be obtained, then on the NYSE or the NYSE Amex.

Financing

Pursuant to the merger agreement, IMOTSC has agreed to use its reasonable best efforts to take, and Outdoor Channel has agreed to provide cooperation on a reasonable best efforts basis, to take all actions and do all things necessary, proper and advisable to arrange and obtain the debt financing on the terms and conditions contained in the debt commitment letters, including without limitation, using its reasonable best efforts to:

•	comply with its applicable obligations under the debt commitment letters,

•	maintain the debt commitment letters in effect,

•

enter into and to cause IMOH and each of the subsidiaries of IMOTSC and Outdoor Channel, as the case may be, to enter into definitive agreements with respect to the debt financing on the terms and conditions reflected in the debt commitment letters,

•	satisfy on a timely basis all conditions applicable to it and to IMOH in such definitive agreements and to comply with its obligations thereunder,

•	satisfy on a timely basis all conditions applicable to it contained in the debt commitment letters,

•	consummate the debt financing no later than the closing, and to take, and shall use its reasonable best efforts to cause each of its Affiliates to take, all actions necessary to maintain in effect, and enforce its rights under, the debt commitment letters (including any definitive agreements relating thereto).

If the debt financing originally contemplated by the parties becomes unavailable, the parties have agreed to use their reasonable best efforts to obtain alternative financing on terms no less favorable to Outdoor Channel, IMOTSC and their respective subsidiaries than those set forth in the existing debt commitment letters in an amount adequate to make the payments required under the merger agreement. Outdoor Channel will not be entitled to seek specific performance to cause IMOTSC to consummate the closing unless, among other conditions, the debt financing is funded or will be funded at the closing. In addition, IMOTSC has agreed not to amend or alter the debt commitment letters without Outdoor Channel’s prior written consent in any manner that would be reasonably expected to reduce the aggregate amount of the debt financing, impose new additional conditions precedent or contingencies to the funding on the closing date of the debt financing as set forth in the debt commitment letters or adversely affect the ability or the likelihood of IMOH, IMOTSC, the Outdoor Channel Sub and the InterMedia Sub to timely consummate the transaction.

Nothing in the merger agreement shall require, and in no event shall the reasonable best efforts of IMOTSC be deemed or construed to require IMOTSC to (i) pay any fees that are materially greater than those contemplated in the debt commitment letters (whether to secure waiver of any conditions contained therein or otherwise), (ii) amend or waive any of the terms or conditions thereof or (iii) except to the extent required by the debt commitment letters, use any cash or other assets on its balance sheet to pay any portion of the Outdoor Channel merger consideration or the IMOTSC merger consideration.

Conditions to the Mergers

Conditions to the Obligations of Outdoor Channel and IMOTSC to Consummate the Mergers

The obligations of Outdoor Channel and IMOTSC to consummate the mergers are subject to the satisfaction, or where permissible, waiver of the following conditions:

•

the adoption of the merger agreement by the Outdoor Channel stockholders as required by the DGCL and Outdoor Channel’s charter documents (see “The Proposed Transaction—Outdoor Channel Stockholder Vote Required”);

•

all filings, consents, approvals and authorizations of any governmental authority required to consummate the mergers and other applicable competition laws, have been made or obtained, except those whose failure would not be reasonably likely, individually or in the aggregate, to have a material adverse effect on Outdoor Channel and/or IMOTSC after giving effect to the proposed transaction;

•	no law or other legal restraint or prohibition is in effect that prohibits, makes illegal, or enjoins the consummation of the mergers;

•

the registration statement, of which this document forms a part, has become effective and no stop order suspending its effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC;

•

Outdoor Channel common stock issuable as merger consideration and required to be reserved for issuance in connection with the transaction shall have been authorized for listing on NASDAQ (or, if such listing is not capable of being obtained, then on NYSE or the NYSE Amex);

•	the waiting periods (and any extensions thereof) applicable to the mergers shall have been terminated or shall have expired; and

•

either FCC approval of the transfer of control of the FCC authorization relating to Outdoor Channel’s fixed earth station shall have been granted or Outdoor Channel shall have entered into a lease with a third party on terms not less favorable than those set forth in the merger agreement to gain access to a fixed earth station that enables Outdoor Channel to provide the same services it provides pursuant to its FCC license.

Additional Conditions to the Obligations of IMOTSC to Consummate the IMOTSC Merger

The obligation of IMOTSC to consummate the IMOTSC merger is subject to the satisfaction or, where permissible, waiver of the following conditions:

•

the representations and warranties of Outdoor Channel relating to organization and existence, no violation of its organizational documents and other subsidiaries, capitalization, authority, corporate approval, voting requirements, and takeover statutes, without regard to any “material adverse effect,” materiality or similar qualifiers in such representations and warranties, being true and correct in all material respects on the date of the merger agreement and as of the closing date;

•

the representation and warranty of Outdoor Channel relating to there not having been since December 31, 2011 any event, occurrence, effect, change or circumstance, that has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on Outdoor Channel, having been true and correct on the date of the merger agreement;

•

all other representations and warranties of Outdoor Channel being true and correct on the date of the merger agreement and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, as of such earlier date), in each case, without regard to any “material adverse effect,” materiality, or similar qualifiers, except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect with respect to Outdoor Channel;

•	Outdoor Channel having performed in all material respects those obligations required to be performed by it under the merger agreement at or prior to the closing date;

•

since the date of the merger agreement, there not having occurred any event, change, effect or circumstance that has had or would be reasonably expected to have, a material adverse effect on Outdoor Channel;

•

IMOTSC having received a certificate signed on behalf of Outdoor Channel by its Chief Executive Officer and its Chief Financial Officer stating that the above conditions relating to representations, covenants and no material adverse effect have been satisfied;

•	Outdoor Channel having delivered to IMOH a certificate of non-U.S. real property interest status in accordance with Treasury Regulation 1.1445-2(c)(3);

•

IMOTSC having received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, its legal counsel, that the mergers taken together qualify as an exchange to which Section 351 of the Code applies, which opinion shall not have been withdrawn or modified in any material respect; and

•

IMOTSC shall have received letters from the lenders under the Outdoor Channel credit facility which evidence all required payments to satisfy in full the outstanding obligations under the Outdoor Channel credit facility.

Additional Conditions to the Obligations of Outdoor Channel to Consummate the Outdoor Channel Merger

The obligation of Outdoor Channel to consummate the Outdoor Channel merger is subject to the satisfaction or, where permissible, waiver of the following conditions:

•

the representations and warranties of IMOTSC relating to organization and existence, no violation of its organizational documents, capitalization, formation of IMOH, authority, corporate approval, voting requirements, takeover statutes and interested party transactions, without regard to any “material adverse effect,” materiality or similar qualifiers in such representations and warranties, being true and correct in all material respects on the date of the merger agreement and as of the closing date;

•

the representation and warranty of IMOTSC relating to there not having been since December 31, 2011 any event, occurrence, effect, change or circumstance, that has had or would reasonably be likely to have, individually or in the aggregate, a material adverse effect on IMOTSC, having been true and correct on the date of the merger agreement;

•

all other representations and warranties of IMOTSC being true and correct on the date of the merger agreement and as of the closing date (except to the extent any such representation and warranty expressly speaks as of an earlier date, as of such earlier date), in each case without regard to any “material adverse effect,” materiality, or similar qualifiers; except to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect with respect to IMOTSC;

•	IMOTSC having performed in all material respects those obligations required to be performed by it under the merger agreement at or prior to the closing date;

•

since the date of the merger agreement, there not having occurred any event, change, effect, circumstance or event that, individually or in the aggregate, has had or would be reasonably expected to have, a material adverse effect on IMOTSC;

•

Outdoor Channel having received a certificate signed on behalf of IMOTSC by its Chief Executive Officer and its Chief Financial Officer to the effect that the above conditions relating to representations, covenants and no material adverse effect have been satisfied;

•

Outdoor Channel shall have received letters from the lenders under the IMOTSC credit facility which evidence all required payments to satisfy in full the outstanding obligations under the Outdoor Channel credit facility;

•

IMOTSC having delivered to IMOH a certificate that fifty percent or more of the value of the gross assets of IMOTSC does not consist of U.S. real property interests and ninety percent or more of the value of the gross assets of IMOTSC does not consist of U.S. real property interests plus cash or cash equivalents, which certificate shall be pursuant to Treasury Regulation 1.1445-11T(d)(2); and

•

Outdoor Channel having received the opinion of Wilson Sonsini Goodrich & Rosati, P.C., its legal counsel, that the mergers taken together qualify as an exchange to which Section 351 of the Internal Revenue Code applies, which opinion shall not have been withdrawn or modified in any material respect.

Restrictions on Solicitations of Other Offers

Outdoor Channel Solicitation

From the date of the merger agreement until the earlier of the consummation of the mergers or the termination of the merger agreement, Outdoor Channel has agreed that Outdoor Channel and its subsidiaries and representatives will not, subject to certain exceptions described below, directly or indirectly:

•

initiate, knowingly encourage, knowingly facilitate or solicit (including in each case by way of furnishing non-public information to any person) any inquiries with respect to, or the making, submission, announcement or implementation of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal;

•

initiate, knowingly encourage, participate in or solicit any discussions or negotiations with any person (whether such discussions or negotiations are initiated by Outdoor Channel, any of its representatives or a third party), other than IMOTSC or any of its representatives, regarding or in furtherance of such inquiries or relating to an Alternative Proposal;

•	provide any non-public information, documentation or data to any person, other than IMOTSC or any of its representatives, relating to an Alternative Proposal;

•	otherwise cooperate with any effort or attempt to make, implement or accept any Alternative Proposal;

•	adopt or approve any Alternative Proposal, or propose the approval or adoption of any Alternative Proposal, or resolve or agree to take any such action; or

•

enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Alternative Proposal (other than a confidentiality agreement permitted as described below).

From and after the date of the merger agreement, in the event that Outdoor Channel or any of its subsidiaries receives any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Alternative Proposal, Outdoor Channel must advise IMOTSC orally and in writing of the material terms and conditions and the identity of the person or persons making any such inquiry proposal, offer, request for information, request for discussions or negotiations regarding an Alternative Proposal, and will promptly advise IMOTSC of any material development relating thereto.

If at any time following the date of the merger agreement and prior to the adoption of the merger agreement by Outdoor Channel’s stockholders, Outdoor Channel receives a written Alternative Proposal from a third party that:

•	the Outdoor Channel Board believes in good faith to be bona fide;

•	did not result from a breach of any of Outdoor Channel’s obligations described under “—Outdoor Channel Solicitation”; and

•

the Outdoor Channel Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal;

then Outdoor Channel may furnish its and its subsidiaries’ information to the party making such Alternative Proposal and engage and participate in discussions or negotiations with the party making such Alternative Proposal regarding such Alternative Proposal. In such case, Outdoor Channel will not, and will not permit its subsidiaries or representatives to, disclose any non-public information to such person without having entered into a confidentiality agreement with such person and will promptly (and in any event within 24 hours) provide to IMOTSC any non-public information concerning Outdoor Channel or its subsidiaries provided or made available to such other person which was not previously made available to IMOTSC.

Prior to terminating the merger agreement or entering into an agreement with respect to any such Alternative Proposal, Outdoor Channel is required to comply with certain terms of the merger agreement as described under “—Recommendation Withdrawal/Termination in Connection with a Superior Proposal.”

Definitions of Alternative Proposal and Superior Proposal

An “Alternative Proposal,” as defined in the merger agreement, means, with respect to Outdoor Channel, any proposal or offer from any third party relating to, or the public announcement or other public disclosure of the intention to undertake or engage in:

•

any transaction involving the merger, amalgamation, consolidation, arrangement, business combination, share exchange, take-over bid, going private transaction, tender offer, exchange offer or sale of Outdoor Channel;

•

the acquisition (by lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition), exchange or transfer directly or indirectly of assets or businesses (including by spin-off or split-off) that constitute or generate 25% or more of the total revenue, net income or assets of Outdoor Channel or any of its subsidiaries, taken as a whole, immediately prior to such acquisition, exchange or transfer;

•

the acquisition of 25% or more of the issued and outstanding capital stock or other securities (including options, rights or warrants to purchase, or securities convertible into such securities) or voting interests in Outdoor Channel;

•	any liquidation, dissolution or winding up of Outdoor Channel; or

•	a similar transaction or series of transactions, involving Outdoor Channel or any of its subsidiaries.

The term “Alternative Proposal” does not include either of the mergers, as applicable, or the proposed transaction.

A “Superior Proposal,” as defined in the merger agreement, means, with respect to Outdoor Channel, any bona fide written Alternative Proposal made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (1) assets that constitute more than 50% of the total consolidated assets of Outdoor Channel and its subsidiaries, taken as a whole, or (2) more than 50% of Outdoor Channel common stock, in each case on terms that the Outdoor Channel Board determines in good faith, after consultation with outside legal counsel and financial advisors, taking into account all terms and conditions of such Alternative Proposal determined by the board of directors of Outdoor Channel to be relevant and the merger agreement (as it may be proposed to be amended):

•	to be more favorable, from a financial point of view, to Outdoor Channel’s stockholders than the terms of the merger agreement (as it may be proposed to be amended); and

•

is reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Alternative Proposal determined by the board of directors of Outdoor Channel to be relevant and the person making such Alternative Proposal.

Recommendation Withdrawal/Termination in Connection with a Superior Proposal

General

The merger agreement requires Outdoor Channel to take all action reasonably necessary to convene a meeting of its stockholders for the purpose of obtaining the vote in favor of the adoption of the merger agreement as promptly as practicable after this proxy statement/prospectus is prepared and it has mailed (or otherwise made electronically available) its proxy statement/prospectus to its stockholders (however, Outdoor Channel may, with the consent of IMOTSC, delay or postpone the meeting under certain circumstances described in the merger agreement).

Outdoor Channel also agreed to use reasonable best efforts to obtain the adoption of the merger agreement by Outdoor Channel’s stockholders and has agreed to include in this proxy statement/prospectus the recommendation of the Outdoor Channel Board that Outdoor Channel’s stockholders adopt the merger agreement.

Notwithstanding the foregoing, (1) if a material event, fact, change, development or set of circumstances occurs, in each case, that relates to Outdoor Channel, IMOTSC or the transaction (but does not relate to any Alternative Proposal) and first becomes known to the Outdoor Channel Board after the date of the merger agreement and prior to the adoption of the merger agreement by Outdoor Channel’s stockholders, which we refer to as an Intervening Event, or (2) if Outdoor Channel receives an Alternative Proposal which the Outdoor Channel Board concludes in good faith, after consultation with outside legal counsel and a financial advisor, constitutes a Superior Proposal and, if it determines in good faith, after consultation with outside legal counsel, that not taking the applicable action would be inconsistent with the fiduciary duties of the Outdoor Channel Board to its stockholders under applicable law, then, in each case, the Outdoor Channel Board may at any time prior to the adoption of the merger agreement by its stockholders:

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to IMOTSC, its recommendation in favor of the merger agreement; or

•

in the case of a Superior Proposal only, approve or recommend such Superior Proposal and/or terminate the merger agreement and concurrently enter into a definitive agreement with respect to such Superior Proposal; so long as Outdoor Channel pays the termination fee as described under “—Termination Fees—Termination Fee Payable by Outdoor Channel” concurrently with such termination.

Procedural Requirements

Outdoor Channel may not terminate the merger agreement or withdraw or modify the recommendation of the Outdoor Channel Board unless:

•

in the case of a termination or recommendation as a result of a Superior Proposal only, such Superior Proposal did not result from a breach by Outdoor Channel of the obligations set forth above under “—Restrictions on Solicitations of Other Offers”;

•

Outdoor Channel gives IMOTSC at least four business days written notice of its intention to take such action and describes such material development or material change in circumstances or Superior Proposal, as applicable, in reasonable detail, and, in the case of a Superior Proposal, the written notice is accompanied by the most current version of all relevant written agreements or proposals relating to the transaction that constitutes such Superior Proposal; and

•

IMOTSC does not make, within such four-business day period, a binding, written, irrevocable offer to modify the terms of the merger agreement that would, in the good faith judgment of the Outdoor Channel Board, after consultation with its outside legal counsel and financial advisors, cause the Alternative Proposal previously constituting a Superior Proposal to no longer constitute a Superior

Proposal or that would obviate the need to make a recommendation change in the event of an Intervening Event, as applicable, in each case, taking into consideration any risk of non-consummation and all legal, financial, regulatory and other aspects of such proposal.

In connection with a termination of the merger agreement to pursue a Superior Proposal at or concurrently with the termination of the merger agreement, Outdoor Channel will pay in full the termination fee described under “Termination Fees—Termination Fee Payable by Outdoor Channel.”

Outdoor Channel also has agreed that, during the four-business day period described above, if IMOTSC desires, Outdoor Channel and its representatives will negotiate in good faith with IMOTSC and its representatives regarding any revisions to the terms of the merger agreement such that the Alternative Proposal in question no longer constitutes a Superior Proposal or that would obviate the need for the Outdoor Channel Board to make a recommendation change in the event of an Intervening Event. If the Alternative Proposal is materially revised, Outdoor has agreed to deliver a new notice to IMOTSC, and IMOTSC will have three business days to negotiate further adjustments to the merger agreement.

Nothing will prohibit Outdoor Channel or the Outdoor Channel Board from (i) taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act with respect to an Alternative Proposal or (ii) making any disclosure to its stockholders if the Outdoor Channel Board determines in good faith, after consultation with its legal counsel, that such disclosure is required by its fiduciary duties under applicable law or required under the rules and regulations of any applicable stock exchange (including NASDAQ).

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the mergers, whether before or after Outdoor Channel’s stockholders have adopted the merger agreement:

•	by the mutual written consent of IMOTSC and Outdoor Channel;

•	by either IMOTSC or Outdoor Channel if:

•

the effective time of the mergers does not occur on or before May 15, 2013, unless a breach of the merger agreement by the party seeking to exercise such termination was the principal cause of the failure of the proposed transaction to be consummated on or before such date;

•

a governmental authority of competent jurisdiction issues an order or takes any other action (including by failing to take an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transaction, which order or other action is final and nonappealable;

•

the Outdoor Channel stockholders, at the special meeting or at any adjournment or postponement thereof at which the merger agreement was voted on, fail to adopt the merger agreement by the requisite vote; or

•

the non-terminating party breaches or violates any of its representations, warranties, covenants or agreements set forth in the merger agreement such that the non-terminating party’s closing conditions cannot be satisfied and such breach is incapable of being cured by the effective time, or such breach or violation is not cured within 30 days following receipt of written notice by the non-terminating party of such breach or violation.

•	by IMOTSC if:

•

Outdoor Channel has provided a notice that the Outdoor Channel Board intends to change its recommendation in response to a Superior Proposal or Intervening Event or the Outdoor Channel Board has changed its recommendation;

•

a tender offer or exchange offer for all outstanding shares of capital stock of Outdoor Channel is commenced by a third party and the Outdoor Channel Board recommends in favor of such tender offer or exchange offer by its stockholders;

•

Outdoor Channel or the Outdoor Channel Board (or any committee thereof) approves, recommends, enters into or allows Outdoor Channel or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Alternative Proposal (other than certain acceptable confidentiality agreements);

•

within five business days of a written request by IMOTSC for the Outdoor Channel Board to reaffirm its recommendation in favor of the merger agreement following the date any Alternative Proposal or any material modification thereto is first published or given to the Outdoor Channel stockholders, Outdoor Channel fails to issue a press release that reaffirms such recommendation;

•	Outdoor Channel shall have failed to include in this proxy statement/prospectus distributed to its stockholders the recommendation in favor of the merger agreement by the Outdoor Channel Board;

•	Outdoor Channel or the Outdoor Channel Board (or any committee thereof) shall publicly propose any of the foregoing.

•	by Outdoor Channel if:

•

prior to the adoption of the merger agreement by its stockholders, so that Outdoor Channel may enter into a definitive agreement providing for a Superior Proposal; provided, that Outdoor Channel is not in breach of any of its obligations under the merger agreement relating to such Superior Proposal and Outdoor Channel pays the termination fee as described under “—Termination Fees—Termination Fee Payable by Outdoor Channel” concurrently with such termination. Outdoor Channel may not terminate the merger agreement pursuant to this provision unless Outdoor Channel complies with its obligations set forth above under “—Recommendation Withdrawal/Termination in Connection with a Superior Proposal—Procedural Requirements” with respect to such Superior Proposal; or

•

the following conditions are met: (i) the closing shall not have occurred within two business days of the time period required under the terms of the merger agreement, (ii) all of the mutual conditions and IMOTSC’s conditions to closing have been satisfied or waived (in the case of mutual closing conditions, only if such conditions are waived by both parties) at the closing (other than conditions that by their nature are to be satisfied at the closing and are capable of being satisfied at closing), (iii) Outdoor Channel has notified IMOTSC in writing that all of Outdoor Channel’s conditions to closing have been satisfied (or that it would be willing to waive any such unsatisfied conditions) and Outdoor Channel is ready and willing to effect the closing of the mergers and (iv) the debt financing has not or cannot be funded on the closing date of the mergers.

If the merger agreement is terminated, there will generally be no liability on the part of either Outdoor Channel or IMOTSC, except that neither party is relieved from any liability for any willful and material breach of any representation, warranty, or covenant of such party contained in the merger agreement prior to termination and as described under “—Termination Fees.”

In the event of termination of the merger agreement, the aggregate liability of IMOTSC for any willful and material breach of any representation, warranty or covenant contained in the merger agreement will in no event exceed $25 million, inclusive of any applicable termination fees payable as described under “—Termination Fees—Termination Fee Payable by Outdoor Channel.” Similarly, Outdoor Channel’s aggregate liability for any willful and material breach will in no event exceed $25 million, inclusive of any applicable termination fees payable as described under “—Termination Fees—Termination Fee Payable by Outdoor Channel.”

Notwithstanding the foregoing, the parties have agreed that each party shall be entitled to an injunction to prevent breaches or threatened breaches of the merger agreement and to specific performance of the terms and provisions of the merger agreement. However, Outdoor Channel shall not be entitled to seek specific performance to cause IMOTSC to consummate the closing unless (i) all of the mutual conditions and Outdoor Channel’s conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at closing, but subject to such conditions being capable of being satisfied), (ii) the debt financing has been funded or will be funded at closing and (iii) Outdoor Channel has confirmed to IMOTSC in writing that if specific performance is granted and the debt financing is funded, and IMOTSC otherwise complies with its obligations under the merger agreement, then Outdoor Channel is ready, willing and able to effect the closing.

Termination Fees

Termination Fee Payable by Outdoor Channel

Outdoor Channel will pay to IMOTSC a fee of $6.5 million if:

•

the merger agreement is terminated by Outdoor Channel so that Outdoor Channel may enter into a definitive agreement providing for a Superior Proposal as described above under “—Termination of the Merger Agreement”;

•	the merger agreement is terminated by IMOTSC in circumstances described under the third bullet under the section entitled“—Termination of the Merger Agreement”; or

•

either Outdoor Channel or IMOTSC (i) terminates the merger agreement because Outdoor Channel’s stockholders, at the special meeting or at any adjournment or postponement thereof at which the merger agreement was voted on, fail to adopt the merger agreement as described above under “—Termination of the Merger Agreement,” (ii) at the time of such termination an Alternative Proposal had been proposed to the Outdoor Channel Board or publicly announced, and (iii) within twelve months following the date of such termination, Outdoor Channel enters into a definitive agreement with respect to an Alternative Proposal (and such transaction is subsequently consummated) or an Alternative Proposal has been consummated (provided that the references to “25%” in the definition of Alternative Proposal will be deemed to be references to “50%” for purposes of this clause (iii)).

Termination Fee Payable by IMOTSC

IMOTSC will pay to Outdoor Channel a fee in the amount of $9 million in circumstances in which the following conditions are met: (i) the closing of the mergers shall not have occurred within two business days of the day required under the terms of the merger agreement, (ii) all of the conditions to closing have been satisfied or waived (in the case of waivers of mutual closing conditions, only if such conditions are waived by both parties) at the time of such termination if the closing were held at the time of such termination (other than conditions that by their nature are to be satisfied at the closing and are capable of being satisfied at closing and at the time of termination of this agreement are capable of being satisfied if the closing were to occur at such time), (iii) Outdoor Channel has notified IMOTSC in writing that all of Outdoor Channel’s conditions to closing have been satisfied (or that it would be willing to waive any such unsatisfied conditions) and Outdoor Channel is ready and willing to effect the closing of the mergers and (iv) the debt financing has not or cannot be funded on the date by which the closing of the mergers is required to be consummated.

Impact of Payment of Fees

To the extent that a termination fee that is required to be paid is not promptly paid by the applicable party, interest will accrue on the outstanding amount at the prime lending rate prevailing at such time as published in the Wall Street Journal until the date of payment, and the defaulting party will be required to pay the reasonable costs and expenses of the non-defaulting party in connection with legal enforcement action taken against the defaulting party for such payment.

Employee Matters

For one (1) year following the effective time of the mergers, IMOH shall cause each employee of Outdoor Channel and its subsidiaries immediately prior to the effective time of the mergers, who continues as an employee of IMOH or an applicable subsidiary (including Outdoor Channel and its subsidiaries) (such employees, with their eligible dependents, “Outdoor Channel Participants”), to be eligible to participate, in either, at IMOH’s sole discretion, (i) the Outdoor Channel employee benefit plans, excluding any incentive, equity or bonus plans, on substantially the same terms as in effect immediately prior to the mergers, or (ii) substantially similar plans or arrangements of IMOH or its applicable subsidiary (“IMOH Plans”), excluding any incentive, equity or bonus plans, or (iii) a combination of clauses (i) and (ii) so that the Outdoor Channel Participants will have benefits that are substantially similar in the aggregate to the benefits provided to similarly situated employees of IMOH under IMOH Plans, excluding any incentive, equity or bonus plans.

To the extent IMOH elects to have the Outdoor Channel Participants participate in the IMOH Plans following the mergers, (i) each Outdoor Channel Participant will receive credit for purposes of eligibility to participate and vesting under such for years of service with Outdoor Channel prior to the mergers, and (ii) IMOH will use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any IMOH Plans that are group health plans in which Outdoor Channel Participants will participate to be waived and will use commercially reasonable efforts to provide credit for any co-payments and deductibles prior to the mergers for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the mergers.

Indemnification and Insurance

Under the terms of the merger agreement, IMOH, Outdoor Channel and IMOTSC have agreed that all rights of indemnification to Outdoor Channel’s and IMOTSC’s current and former directors, officers, managers and members, and any person who assumes such position prior to the effective date, provided by Outdoor Channel or IMOTSC, as applicable, in their respective organizational documents or indemnification contracts will survive the mergers and continue in full force and effect and will be assumed and performed by IMOH, Outdoor Channel and IMOTSC after consummation of the mergers. In addition, IMOH has agreed that, upon its, Outdoor Channel’s and IMOTSC’s future merger or sale after the consummation of the mergers, it will make proper provision so that the successors and assigns of IMOH, Outdoor Channel and IMOTSC, as applicable, assumes such indemnification obligations.

In addition, the merger agreement requires that IMOH maintain either (i) “tail” insurance policies purchased by Outdoor Channel and IMOTSC with a claims period of no more than six years from the effective time of the mergers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels no less favorable than Outdoor Channel’s and IMOTSC’s existing policies, or (ii) maintain Outdoor Channel’s and IMOTSC’s current directors’ and officers’ liability insurance policies for a period of six years from the effective time of the mergers or obtain substitute policies, in each case that provides coverage for events occurring on or before the effective time of mergers. The terms of the insurance policies will be no less favorable than Outdoor Channel’s and IMOTSC’s respective existing policies, unless the annual premiums of the policies would exceed 225% of the current policies’ premiums as of the date of the merger agreement, in which case the coverage will be the greatest amount of coverage available for a premium amount not exceeding 225% of such current premiums.

Expenses and Fees

Merger-Related Expenses

Each party will be responsible for all of the fees and expenses it incurs in connection with the merger agreement and the mergers, except that the parties shall each bear 50% of the costs relating to preparation and filing of this proxy statement/prospectus and the fees and expenses of the printing and mailing of this proxy statement/prospectus, the filing fees under the HSR Act and any other antitrust or competition laws, and the costs and expense of filings to obtain anti-trust and FCC approval. Outdoor Channel and IMOTSC estimate that merger-related fees and expenses, consisting primarily of SEC filing fees, legal, accounting and financial advisory fees and expenses, and financial printing and other related charges, will be approximately $9.5 million (excluding debt issuance costs). See Notes to Condensed Pro Forma Combined Financial Information.

In connection with the merger agreement and the mergers, IMOH will make or cause to be made a payment to InterMedia Advisors, LLC, the investment manager of InterMedia Partners, in an amount equal to $2,500,000, which is included in the above referenced merger-related fees.

In the event of a dispute between any of the parties to the merger agreement with respect to obligations thereunder, the prevailing party in any action or proceeding in connection therewith shall be entitled to recover from such other party its costs and expenses incurred in connection with such action or proceeding, including, without limitation, reasonable legal fees and associated costs.

Integration-Related Expenses

Outdoor Channel and IMOTSC may incur charges for severance and other integration-related expenses, including the elimination of duplicate facilities and excess capacity, operational realignment and related workforce reductions of both pre-merger Outdoor Channel and IMOTSC operations; however, Outdoor Channel and IMOTSC have not yet completed their initial assessments of the number of employees, facilities and other restructuring costs that may be incurred. Therefore, no restructuring charges are reflected in the unaudited pro forma condensed combined financial statements.

Amendment, Extension and Waiver

Subject to applicable law, the provisions of the merger agreement, any inaccuracies in the representations and warranties of any of the parties or compliance with any of the agreements or conditions may be waived or the time for performance of any obligations may be extended only if in writing and signed by the party against whom the waiver is to be effective, except that the parties cannot waive the stockholder approval requirements in the merger agreement. The parties may amend any provision of the merger agreement by mutual written agreement of Outdoor Channel and IMOTSC, except (i) the requirements for stockholder approval and waivers or extensions in the merger agreement may not be amended and (ii) after the adoption of the merger agreement by the Outdoor Channel stockholders has been obtained, no amendment to the merger agreement for which applicable law would require further stockholder approval may be made without first obtaining such stockholder approval.

ADVISORY VOTE REGARDING CERTAIN EXECUTIVE COMPENSATION (PROPOSAL NO. 2)

“Golden Parachute” Compensation Payable to Outdoor Channel Named Executive Officers

The description of the payments contained in the section entitled “ The Proposed Transaction—Interests of Certain Persons in the Mergers” as well as the information contained in the table entitled “Golden Parachute Compensation” in the same section is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each “named executive officer” of Outdoor Channel that is based on or otherwise relates to the mergers and will or may become payable either by Outdoor Channel or IMOH. We are asking our stockholders to approve on an advisory (non-binding basis) the “golden parachute” compensation that will or may become payable by Outdoor Channel or IMOH to each of its named executive officers as set forth in the “Golden Parachute Compensation” table included in the “The Proposed Transaction—Interests of Certain Persons in the Mergers” section above.

Vote Required and Board of Directors Recommendation

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Outdoor Channel seek an advisory (non-binding) vote from its stockholders to approve certain “golden parachute” compensation that is payable or could become payable to its “named executive officers” in connection with the mergers. The proposal gives Outdoor Channel’s stockholders the opportunity to express their views on the ”golden parachute” compensation of Outdoor Channel’s named executive officers. Approval requires the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the proposal. Accordingly, Outdoor Channel is asking its stockholders to approve the following resolution on a non-binding, advisory basis:

“RESOLVED, that the stockholders approve, on an advisory (non-binding) basis, the agreements or understandings with and items of compensation payable or that could become payable to the named executive officers of Outdoor Channel Holdings, Inc. in connection with the mergers pursuant to pre-existing arrangements with Outdoor Channel as disclosed pursuant to Item 402(t) of Regulation S-K and as further described in “Interests of Certain Persons in the Mergers—Golden Parachute Compensation for Outdoor Channel Named Executive Officers.”

The Outdoor Channel board recommends that stockholders approve the “golden parachute” compensation arrangements described in this proxy statement/prospectus by voting “FOR” the above proposal.

Approval of this proposal is not a condition to completion of the mergers, and the vote with respect to this proposal is advisory only and will not be binding on Outdoor Channel or IMOH. If the mergers are completed, the “golden parachute” compensation may be paid to Outdoor Channel’s named executive officers to the extent payable in accordance with the terms of the compensation arrangements even if Outdoor Channel stockholders fail to approve the advisory vote regarding “golden parachute” compensation.

ADJOURNMENT OF THE SPECIAL MEETING (PROPOSAL NO. 3)

If Outdoor Channel fails to receive a sufficient number of votes to adopt the merger agreement (Proposal No. 1), Outdoor Channel may propose to adjourn the special meeting, for a period of not more than 30 days for the purpose of soliciting additional proxies to adopt the merger agreement (Proposal No. 1). Outdoor Channel currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve the merger agreement and the proposed transaction (Proposal No. 1). If a quorum is present, the affirmative vote of holders of a majority of Outdoor Channel common stock present in person or represented by proxy and entitled to vote on the matter is required to approve Proposal No. 3.

The Outdoor Channel Board recommends that Outdoor Channel’s stockholders vote FOR Proposal No. 3 to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the merger agreement and the proposed transaction (Proposal No. 1).

OUTDOOR CHANNEL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF OUTDOOR CHANNEL HOLDINGS, INC.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Outdoor Channel is incorporated by reference to Outdoor Channel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 9, 2012.

IMOTSC MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

AND FINANCIAL CONDITION OF INTERMEDIA OUTDOORS HOLDINGS, LLC.

The following discussion and analysis summarizes InterMedia Outdoors Holdings, LLC’s financial condition and operating performance and should be read in conjunction with its historical consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Significant components of management’s discussion and analysis of results of operations and financial condition include:

•	Overview and Strategy. The overview section provides a summary of IMOTSC’s business, segments and business trends and outlook.

•

Consolidated Results of Operations. The consolidated results of operations section provides an analysis of IMOTSC’s results on a consolidated basis for the nine months ended September 30, 2012 compared to nine months ended September 30, 2011, for the year ended December 31, 2011 compared to the year ended December 31, 2010, and for the year ended December 31, 2010 compared to the year ended December 31, 2009.

•

Segment Results of Operations. The segment results of operations section provides an analysis of IMOTSC’s results on a reportable operating segment basis for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, for the year ended December 31, 2011 compared to the year ended December 31, 2010, and for the year ended December 31, 2010 compared to the year ended December 31, 2009.

•

Liquidity and Capital Resources. The liquidity and capital resources section provides a discussion of our cash flows for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011, for the year ended December 31, 2011 compared to the year ended December 31, 2010, and for the year ended December 31, 2010 compared to the year ended December 31, 2009.

RECENT TRANSACTIONS

On November 15, 2012, IMOTSC entered into a definitive merger agreement with IMOH and Outdoor Channel, Inc. (“Outdoor Channel”), under which IMOTSC will be acquired by IMOH, and IMOH will exchange a portion of its stock and cash for all of the outstanding shares of Outdoor Channel; the transaction is subject to approval by Outdoor Channel stockholders. In conjunction with the transaction, IMOH and IMOTSC have a commitment with a bank for a new term loan, the proceeds of which will be used to replace IMOTSC’s existing first lien term loan (which is due on May 31, 2013) and to provide funding for the cash portion of the transaction with Outdoor Channel. Should the transaction not receive the necessary shareholder approval or fail to close for other reasons, it is unlikely that IMOTSC would have sufficient cash on hand to pay off the existing first lien term loan upon maturity. Accordingly, IMOTSC would be required to seek alternative financing to renew or replace its existing first lien term loan before the May 2013 due date. If IMOTSC is not successful in renewing or replacing its existing term loan, it could have a material adverse effect on IMOTSC.

IMOH is a Delaware corporation which was formed on November 13, 2012 to serve as a holding company for IMOTSC and Outdoor Channel. IMOH has no independent assets or operations. IMOH and IMOTSC are under the common control of a single investor group, and have been since each of their respective formation.

IMOTSC will be considered the accounting acquiror of the proposed merger transactions with IMOH and Outdoor Channel under ASC Topic 805-Business Combinations based on the following analysis:

•	In legal form IMOH will be acquiring Outdoor Channel and IMOTSC. However, after the mergers the current equity holders of IMOTSC will retain approximately 67.6% of the voting common stock of

IMOH and the stockholders of Outdoor Channel will retain approximately 32.4% of the voting common stock of IMOH.

•	IMOTSC exceeds Outdoor Channel in both assets and revenues, based on the most recent publicly available information for Outdoor Channel as of September 30, 2012.

•	The newly formed board of directors for IMOH will have 9 directors, of which five (a majority) will be appointed by the currently controlling member of IMOTSC.

As a result of the foregoing analysis, for accounting and financial statement purposes, the transaction will be treated as an acquisition of Outdoor Channel by IMOTSC pursuant to accounting principles generally accepted in the United States of America. Accordingly, while IMOH will be the legal acquiror and the registrant in the mergers, IMOTSC will be deemed to be the accounting acquiror in the proposed transaction based on the analysis above.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and IMOTSC for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

The above described transaction is subject to normal closing contingencies, the most significant of which is the required approval of the shareholders of Outdoor Channel. Both parties have agreed to a termination fee if the transaction does not close. Subject to certain terms and conditions, Outdoor Channel will pay IMOTSC $6.5 million and IMOTSC will pay Outdoor Channel $9 million if the transaction is terminated by the other party, as defined in the transaction agreements.

OVERVIEW AND STRATEGY

InterMedia Outdoors Holdings, LLC (“IMOTSC”), a Delaware limited liability company, is a multimedia company that serves the information and entertainment needs of outdoors enthusiasts in the United States. IMOTSC’s content reaches its targeted audience across a variety of complementary television, digital, print, radio, social and event properties. IMOTSC operates in two reporting segments: the Network and Digital Media Segment and the Publishing Segment. Each of these operating segments has unique characteristics and faces different opportunities and challenges. An overview of IMOTSC’s two operating segments follows.

•	NETWORK AND DIGITAL MEDIA: IMOTSC’s Network and Digital Media segment is comprised of a national television network, a television production business and several digital media properties.

¡	The Sportsman Channel® is a national television network which features hunting, shooting and fishing themed programming for the American sportsman.

¡

The television production business produces hunting, shooting and fishing themed programming for The Sportsman Channel, as well as other outdoor related programming for third parties on a “work for hire” basis.

¡	The digital media business manages a network of 18 individually branded websites dedicated to hunting, shooting and fishing content.

•

PUBLISHING: IMOTSC’s Publishing segment is comprised of a magazine publishing business that produces 15 market-leading enthusiast titles in the hunting, shooting and fishing categories, a consumer events business and a merchandise business.

Critical Accounting Policies and Estimates

Management discussion and analysis of IMOTSC’s financial condition and results of operations is based upon the amounts reported in IMOTSC’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts. The significant accounting policies, outline in Note 2, “Summary of Significant Accounting Policies,” to the consolidated financial statements contained elsewhere in this proxy statement/prospectus, are integral to an understanding of IMOTSC’s management’s discussion and analysis.

IMOTSC believes that the policies set forth below may involve a higher degree of judgment and complexity in their application than IMOTSC’s other accounting policies and represent the critical accounting policies used in the preparation of IMOTSC’s financial statements.

Revenue Recognition

IMOTSC recognizes revenue when delivery has occurred, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

TV producer revenues are recognized when programming is aired. TV advertising revenues including fees paid by outside producers to purchase advertising are recognized when the advertisement or third party producer advertising time is aired and the collectability of fees is reasonably assured. Online advertising is recognized as advertisements are run. TV subscriber fees are recognized in the period the programming is aired by the distributor. Print advertising revenues are recognized based on the publications’ on–sale date, net of provisions for estimated rebates, adjustments, and discounts. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other merchandise are recognized as revenue upon shipment, net of an allowance for returns. Distribution costs charged to customers are recognized as revenue when the related product is shipped. Revenues related to trade shows and exhibitions are recognized when the event is held. IMOTSC also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of IMOTSC in connection with the manufacture and sale of certain designated products. Licensing revenue is recognized by IMOTSC pro rata over the life of the license agreement or as licensed products are sold.

Goodwill and Other Intangible Assets

IMOTSC does not amortize goodwill and indefinite-lived intangible assets, primarily trademarks and tradenames, but subjects them to a periodic impairment assessment, at least annually. All other intangible assets are amortized over their estimated useful lives on the straight-line method. IMOTSC’s annual impairment testing date for goodwill and indefinite-lived intangible assets is October 31. Potential impairment of goodwill is measured based upon a two-step process. In the first step, IMOTSC compares the fair value of the reporting unit with its carrying amount using a discounted cash flow valuation method, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus making the second step in impairment testing unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss.

In order to assess the carrying value of the trade names for potential impairment, IMOTSC calculates the fair value of the trade names using the relief-from-royalty method. The basic tenet of the relief-from-royalty method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use the asset.

In addition to the annual impairment test, an assessment is also required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Unit and Share-Based Compensation

Unit based compensation expense (and stock compensation expense for plans of IMOTSC’s subsidiaries) is recorded for equity-based awards granted, including equity units and stock options, on a straight–line basis over the service period based on the fair value of the award at the date of grant. Unit or stock compensation expense is recorded for equity-based performance awards over the period of the performance goal established by management based on the fair value of the award at the date of grant.

Unit or equity-based awards granted to non-employees are accounted for using the fair value method. Compensation expense for options granted to non-employees has been determined as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense in the consolidated financial statements.

For the nine months ended September 30, 2012 and 2011, IMOTSC recognized $24 and $155 in member unit and stock based compensation costs respectively. For the years ended December 31, 2011, 2010 and 2009, IMOTSC recognized $197, $860 and $78 in member unit and stock based compensation costs respectively.

Income Taxes

IMOTSC accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

IMOTSC records net deferred income tax assets to the extent IMOTSC believes these assets will more likely than not be realized. In making such determination, IMOTSC considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established against deferred tax assets that do not meet the criteria for recognition. In the event IMOTSC were to determine that IMOTSC would be able to realize IMOTSC’s deferred income tax assets in the future in excess of their net recorded amount, IMOTSC would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

IMOTSC recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized initially and in subsequent periods.

CONSOLIDATED RESULTS OF OPERATIONS

	Nine Months Ended September 30,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2012	2011
	(Dollars in thousands)
Network & digital media	$27,625	$18,865	$8,760	46.4%
Publishing	48,836	48,259	577	1.2%

Total revenues	76,461	67,124	9,337	13.9%

Costs of revenues	16,043	14,673	(1,370)	(9.3%)
Marketing and selling	18,010	15,856	(2,154)	(13.6%)
Distribution and circulation	9,877	9,460	(417)	(4.4%)
Editorial	8,067	7,881	(186)	(2.4%)
Other general expenses	8,562	7,436	(1,126)	(15.1%)
Depreciation, amortization and other	1,975	2,711	736	27.1%

Operating income	13,927	9,107	4,820	52.9%

Interest (expense) and other income, net	(3,587)	(3,549)	(38)	(1.1%)

Income from continuing operations before provision for income taxes	10,340	5,558	4,782	86.0%
Provision (benefit) for income taxes	(19,136)	1,926	21,062	1093.6%

Net income from continuing operations	29,476	3,632	25,844	711.5%
Discontinued operations, net of taxes	—	(1)	1	100.0%

Net income	$29,476	$3,631	$25,845	711.7%

Comparison of Consolidated Operating Results for the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Revenues

Total revenues for the nine months ended September 30, 2012 were $76.5 million, an increase of $9.3 million, or 14%, as compared to $67.1 million for the nine months ended September 30, 2011.

Networks and Digital Media segment revenues for the nine months ended September 30, 2012 were $27.6 million, an increase of $8.8 million, or 46%, as compared to $18.9 million for the nine months ended September 30, 2011. This increase was driven by 123% increase in affiliate fee revenue and 16% increase in advertising revenue.

Publishing segment revenues for the nine months ended September 30, 2012 were $48.8 million, an increase of $0.6 million, or 1%, as compared to $48.3 million for the nine months ended September 30, 2011. This increase was driven by a 3% increase in circulation revenue offset by a 1% decrease in advertising revenue.

Expenses

Cost of revenues for the nine months ended September 30, 2012 were $16.0 million, an increase of $1.4 million, or 9%, as compared to $14.7 million for the nine months ended September 30, 2011. This increase was driven by a $0.9 million increase in production costs for incremental television work for hire projects at the Network and Digital Media segment and 0.5 million increase in costs to produce incremental copies at the Publishing segment.

Marketing and selling expenses for the nine months ended September 30, 2012 were $18.0 million, an increase of $2.2 million, or 14%, as compared to $15.9 million for the nine months ended September 30, 2011. This increase was driven by a $1.3 million increase in marketing costs at The Sportsman Channel to support its expanded distribution and $0.8 million increase in consumer direct marketing costs at the Publishing segment.

Distribution and circulation expenses for the nine months ended September 30, 2012 were $9.9 million, an increase of $0.4 million, or 4%, as compared to $9.5 million for the nine months ended September 30, 2011. This increase was driven by an increase in direct mail spending at the Publishing segment.

Editorial expenses for the nine months ended September 30, 2012 were $8.1 million, an increase of $0.2 million, or 2%, as compared to $7.9 million for the nine months ended September 30, 2011. This increase was attributable to an increase in television work for hire projects at the Networks and Digital Media segment.

Other general expenses for the nine months ended September 30, 2012 were $8.6 million, an increase of $1.1 million, or 15%, as compared to other general expenses of $7.4 million for the nine months ended September 30, 2011. This increase was attributable to transaction expenses of $0.6 million relating to the mergers, and other costs at the Networks and Digital Media segment.

Depreciation, amortization and other expense for the nine months ended September 30, 2012 was $2.0 million, a decrease of $0.7 million, or 27%, as compared to $2.7 million for the nine months ended September 30, 2011. This decrease was attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for the nine months ended September 30, 2012 was $13.9 million, an increase of $4.8 million, or 53%, as compared to $9.1 million for the nine months ended September 30, 2011. This increase was driven by increased profitability in the Network and Digital Media Segment.

Interest and Other Income, Net

Interest and other income, net for the nine months ended September 30, 2012 was $3.6 million, an increase of 1% as compared to $3.5 million for the nine months ended September 30, 2011.

Income from Continuing Operations before provision for income taxes

Income from operations for the nine months ended September 30, 2012 was $10.3 million, an increase of $4.8 million, or 86%, as compared to $5.6 million for the nine months ended September 30, 2011.

Income Tax Provision

Income tax benefit for the nine months ended September 30, 2012 was $19.1 million as compared to an income tax provision of $1.9 million for the nine months ended September 30, 2011. The income tax benefit recorded during the nine month period ended September 30, 2012 relates primarily to the reversal of the valuation allowance against deferred tax assets.

Net Income from Continuing Operations

Net income for the nine months ended September 30, 2012 was $29.5 million, an increase of $25.8 million, or 712%, as compared to $3.6 million for the nine months ended September 30, 2011.

SEGMENT RESULTS OF OPERATIONS

NETWORK AND DIGITAL MEDIA

	Nine Months Ended September 30,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2012	2011
	(Dollars in thousands)
Affiliate Fee	$10,746	$4,828	$5,918	122.6%
Advertising	15,012	12,993	2,019	15.5%
Production & other	1,867	1,044	823	78.8%

Total revenues	27,625	18,865	8,760	46.4%

Costs of revenues	4,693	3,801	(892)	(23.4%)
Marketing and selling	5,783	4,439	(1,344)	(30.3%)
Distribution and circulation	28	—	(28)	0%
Editorial	2,961	2,804	(157)	(5.6%)
Other general expenses	3,421	2,249	(1,172)	(52.1%)
Depreciation, amortization and other	915	1,487	572	38.5%

Operating income	$9,824	$4,085	$5,739	140.5%

Comparison of Operating Results for the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Revenues

Total revenues for the nine months ended September 30, 2012 were $27.6 million, an increase of $8.8 million or 46%, as compared to revenues of $18.9 million for the nine months ended September 30, 2011.

Affiliate fee revenue for the nine months ended September 30, 2012 were $10.7 million, an increase of $5.9 million, or 123%, as compared to $4.8 million for the nine months ended September 30, 2011. This increase was primarily due to the expiration of free carriage periods.

Advertising revenue for the nine months ended September 30, 2012 was $15.0 million, an increase of $2.0 million, or 16%, as compared to $13.0 million for the nine months ended September 30, 2011. This increase was due to increased rates and momentum as the company became Nielsen rated in Q2 of 2012.

Production and other revenue for the nine months ended September 30, 2012 was $1.9 million, an increase of $0.9 million, or 79%, as compared to $1.0 million for the nine months ended September 30, 2011. This increase was primarily due to an increase in television work for hire shows produced by the company.

Expenses

Cost of revenues for the nine months ended September 30, 2012 were $4.7 million, an increase of $0.9 million, or 23%, as compared to $3.8 million for the nine months ended September 30, 2011. This increase was due to production costs from incremental television work for hire projects.

Marketing and selling expenses for the nine months ended September 30, 2012 were $5.8 million, an increase of $1.3 million, or 30%, as compared to $4.4 million for the nine months ended September 30, 2011. This increase was primarily driven by increased marketing costs at The Sportsman Channel to support its expanded distribution.

Distribution and circulation expenses for the nine months ended September 30, 2012 were $28,000, compared to no distribution and circulation expenses for the nine months ended September 30, 2011. This increase was due to an increase in circulation database charges for e-newsletter campaigns.

Editorial expenses for the nine months ended September 30, 2012 were $3.0 million, an increase of $0.2 million, or 6%, as compared to $2.8 million for the nine months ended September 30, 2011. This increase was directly attributable to an increase in television work for hire projects recognized by the company in 2012.

Other general expenses for the nine months ended September 30, 2012 were $3.4 million, an increase of $1.2 million, or 52%, as compared to $2.2 million for the nine months ended September 30, 2011. This increase was attributable to non-recurring professional fees and other costs related to the mergers.

Depreciation, amortization and other expense for the nine months ended September 30, 2012 was $0.9 million, a decrease of $0.6 million, or 39%, as compared to $1.5 million for the nine months ended September 30, 2011. This decrease was attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for the nine months ended September 30, 2012 was $9.8 million, an increase of $5.7 million, or 141%, as compared to $4.1 million for the nine months ended September 30, 2011.

PUBLISHING

	Nine Months Ended September 30,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2012	2011
	(Dollars in thousands)
Advertising	$23,437	$23,579	($142)	(0.6%)
Circulation	23,319	22,610	709	3.1%
Other	2,080	2,070	10	0.5%

Total revenues	48,836	48,259	577	1.2%

Costs of revenues	11,350	10,872	(478)	(4.4%)
Marketing and selling	12,227	11,417	(810)	(7.1%)
Distribution and circulation	9,849	9,460	(389)	(4.1%)
Editorial	5,106	5,077	(29)	(0.6%)
Other general expenses	5,141	5,187	46	0.9%
Depreciation, amortization and other	1,060	1,224	164	13.4%

Operating income	$4,103	$5,022	$(919)	(18.3%)

Comparison of Operating Results for the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Revenues

Total revenues for the nine months ended September 30, 2012 were $48.8 million, an increase of $0.6 million or 1%, as compared to revenues of $48.3 million for the nine months ended September 30, 2011.

Advertising revenue for the nine months ended September 30, 2012 was $23.4 million, a decrease of $0.1 million, or 1%, as compared to $23.6 million for the nine months ended September 30, 2011. This decrease was due to shortfalls in the automotive advertising category.

Circulation revenue for the nine months ended September 30, 2012 was $23.3 million, an increase of $0.7 million, or 3%, as compared to $22.6 million for the nine months ended September 30, 2011. This increase was attributable to a 2% increase in magazine subscriptions and a 5% increase in newsstand revenue.

Other revenue for the nine months ended September 30, 2012 was $2.1 million, which remained flat as compared to the nine months ended September 30, 2011.

Expenses

Cost of revenues for the nine months ended September 30, 2012 were $11.4 million, an increase of $0.5 million, or 4%, as compared to $10.9 million for the nine months ended September 30, 2011. This increase was driven by the increased costs to produce incremental copies as a function of increased print subscription revenues.

Marketing and selling expenses for the nine months ended September 30, 2012 were $12.2 million, an increase of $0.8 million, or 7%, as compared to $11.4 million for the nine months ended September 30, 2011. This increase was primarily driven by increases in consumer direct marketing costs to support increased subscription revenues.

Distribution and circulation expenses for the nine months ended September 30, 2012 were $9.8 million, an increase of $0.4 million, or 4%, as compared to $9.5 million for the nine months ended September 30, 2011. This increase was due to an increase in direct mail spending.

Editorial expenses for the nine months ended September 30, 2012 were $5.1 million, which is flat as compared to the nine months ended September 30, 2011.

Other general expenses for the nine months ended September 30, 2012 were $5.1 million, which remained essentially unchanged as compared to the nine months ended September 30, 2011.

Depreciation, amortization and other expense for the nine months ended September 30, 2012 was $1.1 million, a decrease of $0.2 million, or 13%, as compared to the nine months ended September 30, 2011. This decrease is attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for the nine months ended September 30, 2012 was $4.1 million, a decrease of $0.9 million, or 18%, as compared to $5.0 million for the nine months ended September 30, 2011.

Comparison of Consolidated Operating Results for the Year Ended December 31, 2011 and the Year Ended December 31, 2010

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2011	2010
	(Dollars in thousands)
Network & digital media	$28,362	$19,589	$8,773	44.8%
Publishing	64,471	67,427	(2,956)	(4.4%)

Total revenues	92,833	87,016	5,817	6.7%

Costs of revenues	20,194	18,851	(1,343)	(7.1%)
Marketing and selling	20,642	19,151	(1,491)	(7.8%)
Distribution and circulation	12,650	12,416	(234)	(1.9%)
Editorial	10,803	11,815	1,012	8.6%
Other general expenses	10,883	12,052	1,169	9.7%
Depreciation, amortization and other	3,328	8,109	4,781	59.0%

Operating income (expense)	14,333	4,622	9,711	210.1%

Interest (expense) and other income, net	(4,893)	(5,794)	901	15.6%

Income (loss) from continuing operations before provision for income taxes	9,440	(1,172)	10,612	(905.5%)
Provision for income taxes	2,542	2,516	(26)	(1.0%)

Net income (loss) from continuing operations	6,898	(3,688)	10,586	(287.0%)
Discontinued operations, net of taxes	(1)	(5)	4	80.0%

Net income (loss)	$6,897	($3,693)	$10,590	(286.8%)

Revenues

Total revenues for the year ended December 31, 2011 were $92.8 million, an increase of $5.8 million, or 7%, as compared to of $87.0 million for the year ended December 31, 2010.

Networks and Digital Media segment revenues for the year ended December 31, 2011 were $28.4 million, an increase of $8.8 million, or 45%, as compared to $19.6 million for the year ended December 31, 2010. This increase was driven by increase in affiliate fee revenue and advertising revenue.

Publishing segment revenues for the year ended December 31, 2011 were $64.5 million, a decrease of $3.0 million, or 4%, as compared to $67.4 million for the year ended December 31, 2010. This decrease was driven by decreases in circulation and advertising revenues.

Expenses

Cost of revenues for the year ended December 31, 2011 were $20.2 million, an increase of $1.3 million, or 7%, as compared to $18.9 million for the year ended December 31, 2010. This increase was driven by increased TV production costs at the Network and Digital Media segment and increased cost to produce more copies at the Publishing segment.

Marketing and selling expenses for the year ended December 31, 2011 were $20.6 million, an increase of $1.5 million, or 8%, as compared to $19.2 million for the year ended December 31, 2010. This increase was driven by increased marketing costs at The Sportsman Channel to support its expanded distribution and increases in consumer direct marketing costs at the Publishing segment.

Distribution and circulation expenses for the year ended December 31, 2011 were $12.7 million, an increase of $0.2 million or 2% compared to $12.4 million for the year ended December 31, 2010.

Editorial expenses for the year ended December 31, 2011 were $10.8 million, a decrease of $1.0 million, or 9%, as compared to $11.8 million for year ended December 31, 2010. This decrease was attributable to headcount reductions in both the Networks and Digital Media and Publishing segments.

Other general expenses for year ended December 31, 2011 were $10.9 million, a decrease of $1.2 million, or 10%, as compared to other general expenses of $12.1 million for the year ended December 31, 2010. This decrease was attributable to both headcount reductions and a decrease in stock based compensation expense.

Depreciation, amortization and other expense for year ended December 31, 2011 was $3.3 million, a decrease of $4.8 million, or 59%, as compared to $8.1 million for year ended December 31, 2010. This decrease was attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for year ended December 31, 2011 was $14.3 million, an increase of $9.7 million, or 210%, as compared to $4.6 million for year ended December 31, 2010. This increase was driven by growth in the Network and Digital Media segment.

Interest and Other Income, net

Interest and other income, net for the year ended December 31, 2011 was $4.9 million, decrease of 16% as compared to $5.8 million for the year ended December 31, 2010.

Income from Continuing Operations before provision for income taxes

Income from continuing operations before provision for income taxes for the year ended December 31, 2011 was $9.4 million, an increase of $10.6 million, or 906%, as compared to a loss from continuing operations of ($1.2) million for year ended December 31, 2010.

Income Tax Provision

Income tax provision for the year ended December 31, 2011 was $2.5 million, flat when compared to the year ended December 31, 2010.

Net Income from Continuing Operations

Net income from continuing operations for the year ended December 31, 2011 was $6.9 million, an increase of $10.6 million, or 287%, as compared to a net loss of ($3.7) million for the year ended December 31, 2010.

SEGMENT RESULTS OF OPERATIONS

NETWORK AND DIGITAL MEDIA

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2011	2010
	(Dollars in thousands)
Affiliate Fee	$6,517	$2,089	$4,428	212.0%
Advertising	20,427	16,016	4,411	27.5%
Production & other	1,418	1,484	(66)	(4.4%)

Total revenues	28,362	19,589	8,773	44.8%

Costs of revenues	5,472	4,774	(698)	(14.6%)
Marketing and selling	6,372	4,837	(1,535)	(31.7%)
Distribution and circulation	30	—	(30)	0.0%
Editorial	4,172	4,988	816	16.4%
Other general expenses	4,222	4,664	442	9.5%
Depreciation, amortization and other	1,747	3,803	2,056	54.1%

Operating income (loss)	$6,347	$(3,477)	$9,824	(282.5%)

Comparison of Operating Results for the Year Ended December 31, 2011 and the Year Ended December 31, 2010

Revenues

Total revenues for the year ended December 31, 2011 were $28.4 million, an increase of $8.8 million or 45%, as compared to revenues of $19.6 million for the year ended December 31, 2010.

Affiliate fee revenue for the year ended December 31, 2011 were $6.5 million, an increase of $4.4 million, or 212%, as compared to $2.1 million for the year ended December 31, 2010. This increase was primarily due to the expiration of distribution of free carriage periods.

Advertising revenue for the year ended December 31, 2011 was $20.4 million, an increase of $4.4 million, or 28%, as compared to $16.0 million for the year ended December 31, 2010. This increase was due to increased advertiser rates due to increased distribution.

Production and other revenue for the year ended December 31, 2011 was $1.4 million, a decrease of $0.01 million, or 4%, as compared to $1.5 million for the year ended December 31, 2010.

Expenses

Cost of revenues for the year ended December 31, 2011 were $5.5 million, an increase of $0.7 million, or 15%, as compared to $4.8 million for the year ended December 31, 2010. This increase was due to production costs from incremental television work for hire projects.

Marketing and selling expenses for the year ended December 31, 2011 were $6.4 million, an increase of $1.5 million, or 32%, as compared to $4.8 million for the year ended December 31, 2010. This increase was primarily driven by increased marketing costs at The Sportsman Channel to support its expanded distribution.

Distribution and circulation expenses for the year ended December 31, 2011 were $30,000, compared to no distribution and circulation expenses for the year ended December 31, 2010. This increase was due to circulation database charges for e-newsletter campaigns.

Editorial expenses for the year ended December 31, 2011 were $4.2 million, a decrease of $0.8 million, or 16%, as compared to $5.0 million for the year ended December 31, 2010. This decrease was related to headcount reductions and decreased in other operating costs.

Other general expenses for the year ended December 31, 2011 were $4.2 million, a $0.4 million decrease, or 10%, as compared to $4.7 million for the year ended December 31, 2010. This decrease was attributable to a decrease in stock based compensation expense.

Depreciation, amortization and other expense for the year ended December 31, 2011 was $1.7 million, a decrease of $2.1 million, or 54%, as compared to $3.8 million for the year ended December 31, 2010. This decrease was attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for the year ended December 31, 2011 was $6.3 million, an increase of $9.8 million, or 283%, as compared to an operating loss of ($3.4) million for the year ended December 31, 2010.

PUBLISHING

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2011	2010
	(Dollars in thousands)
Advertising	$30,592	$31,316	($724)	(2.3%)
Circulation	30,859	32,890	(2,031)	(6.2%)
Other	3,020	3,221	(201)	(6.2%)

Total revenues	64,471	67,427	(2,956)	(4.4%)

Costs of revenues	14,722	14,077	(645)	(4.6%)
Marketing and selling	14,270	14,314	44	0.3%
Distribution and circulation	12,620	12,416	(204)	(1.6%)
Editorial	6,631	6,827	196	2.9%
Other general expenses	6,661	7,388	727	9.8%
Depreciation, amortization and other	1,581	4,306	2,725	63.3%

Operating income	$7,986	$8,099	$(113)	(1.4%)

Comparison of Consolidated Operating Results for the Year Ended December 31, 2011 and the Year Ended December 31, 2010

Revenues

Total revenues for the year ended December 31, 2011 were $64.5 million, a decrease of $3.0 million or 4%, as compared to revenues of $67.4 million for the year ended December 31, 2010.

Advertising revenue for the year ended December 31, 2011 was $30.6 million, a decrease of $0.7 million, or 2%, as compared to $31.3 million for the year ended December 31, 2010. This decrease was due to shortfalls in the automotive and marine advertising categories.

Circulation revenue for the twelve months ended December 31, 2011 was $30.9 million, a decrease of $2.0 million, or 6%, as compared to $32.9 million for the year ended December 31, 2010. This decrease was attributable to softness in magazine newsstand sales.

Other revenue for the year ended December 31, 2011 was $3.0 million, a decrease of $0.2 million, or 6%, as compared to $3.2 million for the year ended December 31, 2010. This decrease was due to softness in events participation fees.

Expenses

Cost of revenues for the year ended December 31, 2011 were $14.7 million, an increase of $0.6 million, or 5%, compared to $14.1 million for the year ended December 31, 2010. This increase was driven by increased paper costs.

Marketing and selling expenses for the year ended December 31, 2011 were $14.3 million, flat as compared to the year ended December 31, 2011.

Distribution and circulation expenses for the year ended December 31, 2011 were $12.6 million, an increase of $0.2 million, or 2%, as compared to $12.4 million for the year ended December 31, 2010. This increase was due to an increase in postal costs for magazine distribution.

Editorial expenses for the year ended December 31, 2011 were $6.6 million, a decrease of $0.2 million, or 3% as compared to the year ended December 31, 2010. This decrease was related to headcount reductions and decreases in other operating costs.

Other general expenses for the year ended December 31, 2011 were $6.7 million, a decrease of $0.7 million, or 10% as compared to the year ended December 31, 2010. This decrease is was related to headcount reductions and decreased in other operating costs.

Depreciation, amortization and other expense for the year ended December 31, 2011 was $1.6 million, a decrease of $2.8 million, or 63%, as compared to the year ended December 31, 2010. This decrease is attributable to certain intangible assets becoming fully amortized.

Operating Income

Operating income for the year ended December 31, 2011 was $8.0 million, a decrease of ($0.1) million, or 1.4% as compared to the year ended December 31, 2010.

Comparison of Consolidated Operating Results for the Year Ended December 31, 2010 and the Year Ended December 31, 2009

CONSOLIDATED RESULTS OF OPERATIONS

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2010	2009
Network & digital media	$19,589	$17,352	$2,237	12.9%
Publishing	67,427	68,955	(1,528)	(2.2%)

Total revenues	87,016	86,307	709	0.8%

Costs of revenues	18,851	21,181	2,330	11.0%
Marketing and selling	19,151	19,357	206	1.1%
Distribution and circulation	12,416	13,317	901	6.8%
Editorial	11,815	11,967	152	1.3%
Other general expenses	12,052	10,775	(1,277)	(11.9%)
Depreciation, amortization and other	8,109	23,938	15,829	66.1%

Operating income (loss)	4,622	(14,228)	18,850	(132.5%)

Interest (expense) and other income, net	(5,794)	(6,922)	1,128	16.3%

Income (loss) from continuing operations before provision for income taxes	(1,172)	(21,150)	19,978	(94.5%)
Provision (benefit) for income taxes	2,516	(425)	(2,941)	692.0%

Net income (loss) from continuing operations	(3,688)	(20,725)	17,037	(82.2%)
Discontinued operations, net of taxes	(5)	(154)	149	96.8%

Net income (loss)	($3,693)	($20,879)	$17,186	(82.3%)

Revenues

Total revenues for the year ended December 31, 2010 were $87.0 million, an increase of $0.7 million, or 1%, as compared to of $86.3 million for the year ended December 31, 2009.

Networks and Digital Media segment revenues for the year ended December 31, 2010 were $19.6 million, an increase of $2.2 million, or 13%, as compared to $17.4 million for the year ended December 31, 2009. This increase was driven by advertising revenue.

Publishing segment revenues for the year ended December 31, 2010 were $67.4 million, a decrease of $1.5 million, or 2%, as compared to $69.0 million for the year ended December 31, 2009. This decrease was driven by a decrease in circulation revenue.

Expenses

Cost of revenues for the year ended December 31, 2010 were $18.9 million, a decrease of $2.3 million, or 11%, as compared to $21.2 million for the year ended December 31, 2009. This decrease was driven by a decrease in television work for hire projects at the Network and Digital Media segment and a reduction in the number of magazine copies printed at the Publishing segment.

Marketing and selling expenses for the year ended December 31, 2010 were $19.2 million, a decrease of $0.2 million, or 1%, as compared to $19.4 million for the year ended December 31, 2009. This decrease was driven by reduction in direct mail to consumers.

Distribution and circulation expenses for the year ended December 31, 2010 were $12.4 million, a decrease of $0.9 million, or 7%, as compared to $13.3 million for the year ended December 31, 2009. This decrease was due to a decrease in unprofitable agented subscribers at the Publishing segment.

Editorial expenses for the year ended December 31, 2010 were $11.8 million, a decrease of $0.2 million, or 1%, as compared to $12.0 million for the year ended December 31, 2009. This decrease was due to reductions in headcount.

Other general expenses for the year ended December 31, 2010 were $12.1 million, an increase of $1.3 million, or 12%, as compared to $10.8 million for the year ended December 31, 2009. This increase was to an increase in stock based compensation at the Networks and Digital Media segment.

Depreciation, amortization and other expense for the year ended December 31, 2010 was $8.1 million, a decrease of $15.8 million, or 66%, as compared to $23.9 million for the year ended December 31, 2009. This decrease was attributable to an asset impairment charge at the Publishing segment during 2009.

Operating Income

Operating income for the year ended December 31, 2010 was $4.6 million, an increase of $18.9 million, as compared to a loss of $14.2 million for the year ended December 31, 2009. This increase was driven by the Publishing segment.

Interest and Other Income, Net

Interest and other income, net for the year ended December 31, 2010 was $5.8 million, a decrease of $1.1 million, or 16%, as compared to $6.9 million for the year ended December 31, 2009.

Loss from Continuing Operations before provision for income taxes

Loss from continuing operations before provision for income taxes for the year ended December 31, 2010 was $1.2 million, a decrease of $20.0 million, or 95%, as compared to $21.2 million for the year ended December 31, 2009.

Income Tax Provision

Income tax provision for the year ended December 31, 2010 was $2.5 million as compared to an income tax benefit of $0.4 million for the year ended December 31, 2009, related to IMOTSC’s valuation allowance against future tax income.

Net Loss from Continuing Operations

Net loss from continuing operations for the year ended December 31, 2010 was $3.7 million, a decrease of $17.0 million, or 82%, as compared to $20.7 million for the year ended December 31, 2009.

SEGMENT RESULTS OF OPERATIONS

NETWORK AND DIGITAL MEDIA

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2010	2009
Affiliate Fee	$2,089	$2,080	$9	0.4%
Advertising	16,016	12,897	3,119	24.2%
Production & other	1,484	2,375	(891)	(37.5%)

Total revenues	19,589	17,352	2,237	12.9%

Costs of revenues	4,774	5,238	464	8.9%
Marketing and selling	4,837	4,840	3	0.1%
Distribution and circulation	—	5	5	0%
Editorial	4,988	3,719	(1,269)	(34.1%)
Other general expenses	4,664	2,350	(2,314)	(98.5%)
Depreciation, amortization and other	3,803	3,849	46	1.2%

Operating loss	$(3,477)	$(2,649)	$(828)	31.3%

Comparison of Operating Results for the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Revenues

Total revenues for the year ended December 31, 2010 were $19.6 million, an increase of $2.2 million or 13%, as compared to revenues of $17.4 million for the year ended December 31, 2009.

Affiliate fee revenue for the year ended December 31, 2010 was $2.1 million, which remained flat compared to the year ended December 31, 2009.

Advertising revenue for the year ended December 31, 2010 was $16.0 million, an increase of $3.1 million, or 24%, as compared to $12.9 million for the for the year ended December 31, 2009. This increase was due to increased distribution at The Sportsman Channel.

Production and other revenue for the year ended December 31, 2010 was $1.5 million, a decrease of $0.9 million, or 38%, as compared to $2.4 million for the year ended December 31, 2009. This decrease was primarily due to a decrease in television work for hire projects.

Expenses

Cost of revenues for the year ended December 31, 2010 were $4.8 million, a decrease of $0.5 million, or 9%, as compared to $5.2 million for the year ended December 31, 2009. This decrease was due to a decrease in television work for hire projects.

Marketing and selling expenses for the year ended December 31, 2010 were $4.8 million, which was flat as compared to the year ended December 31, 2009.

There were no distribution and circulation expenses for the year ended December 31, 2010, as compared to $5.0 million for the year ended December 31, 2009. This decrease was due to circulation database charges for e-newsletter campaigns in 2009.

Editorial expenses for the year ended December 31, 2010 were $5.0 million, an increase of $1.3 million, or 34%, as compared to $3.7 million for the year ended December 31, 2009. This increase was related to reduction in headcount.

Other general expenses for the year ended December 31, 2010 were $4.7 million, an increase of $2.3 million, or 99%, as compared to $2.4 million for the year ended December 31, 2009. This increase was attributable to increased stock based compensation.

Depreciation, amortization and other expense for the year ended December 31, 2010 was $3.8 million, which were flat as compared to the year ended December 31, 2009.

Operating Loss

Operating loss for the year ended December 31, 2010 was $3.5 million, an increase of $0.8 million, or 31%, as compared to $2.6 million for the year ended December 31, 2009.

PUBLISHING

	Year Ended December 31,		$ Change Favorable/ (Unfavorable)	% Change Favorable/ (Unfavorable)
	2010	2009
Advertising	$31,316	$31,441	($125)	(0.4%)
Circulation	32,890	34,069	(1,179)	(3.5%)
Other	3,221	3,445	(224)	(6.5%)

Total revenues	67,427	68,955	(1,528)	(2.2%)

Costs of revenues	14,077	15,943	1,866	11.7%
Marketing and selling	14,314	14,517	203	1.4%
Distribution and circulation	12,416	13,312	896	6.7%
Editorial	6,827	8,248	1,421	17.2%
Other general expenses	7,388	8,425	1,037	12.3%
Depreciation, amortization and other	4,306	20,089	15,783	78.6%

Operating income (loss)	$8,099	$(11,579)	$19,678	(169.9%)

Comparison of Operating Results for the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Revenues

Total revenues for the year ended December 31, 2010 were $67.4 million, a decrease of $1.5 million or 2%, as compared to revenues of $69.0 million for the year ended December 31, 2009.

Advertising revenue for the year ended December 31, 2010 was $31.3 million, a decrease of $0.1 million, as compared to $31.4 million for the year ended December 31, 2009. This decrease was due to shortfalls in the automotive advertising category partially offset by increases in shooting and hunting gear and accessory related categories.

Circulation revenue for the year ended December 31, 2010 was $32.9 million, a decrease of $1.2 million, or 4%, as compared to $34.1 million for the year ended December 31, 2009. This decrease was attributable to a decrease in unprofitable agented subscribers.

Other revenue for the year ended December 31, 2010 was $3.2 million, a decrease of $0.2 million, or 7%, as compared to $3.4 million for the year ended December 31, 2009. This decrease was due to a shortfall in event participation revenues.

Expenses

Cost of revenues for the year ended December 31, 2010 were $14.1 million, a decrease of $1.9 million, or 12%, as compared to $15.9 million for the year ended December 31, 2009. This decrease was driven by reduced print orders as a result of a decrease in unprofitable agented subscribers.

Marketing and selling expenses for the year ended December 31, 2010 were $14.3 million, a decrease of $0.2 million, or 1%, as compared to $14.5 million for the year ended December 31, 2009. This decrease was primarily driven by reduction in direct mail to consumers.

Distribution and circulation expenses for the year ended December 31, 2010 were $12.4 million, a decrease of $0.9 million, or 7%, as compared to $13.3 million for the year ended December 31, 2009. This decrease was due to a decrease in unprofitable agented subscribers.

Editorial expenses for the year ended December 31, 2010 were $6.8 million, a decrease of $1.4 million, or 17%, as compared to $8.2 million for the year ended December 31, 2009. This decrease was due to reductions in headcount.

Other general expenses for the year ended December 31, 2010 were $7.4 million, a decrease of $1.0 million, or 12%, as compared to $8.4 million for the year ended December 31, 2009. This decrease was due to reductions in headcount.

Depreciation, amortization and other expense for the year ended December 31, 2010 was $4.3 million, a decrease of $15.8 million, or 79%, as compared to the year ended December 31, 2009. This decrease is attributable to asset impairment charge.

Operating Income

Operating income for the year ended December 31, 2010 was $8.1 million, an increase of $19.7 million, as compared to an operating loss of $11.6 million for the year ended December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

	Nine Months Ended September 30,		Years Ended December 31,
(in thousands of dollars)	2012	2011	2011	2010	2009
Cash provided by (used in):
Operating Activities	$11,193	$7,708	$12,949	$5,371	($5,481)
Investing Activities	(921)	(861)	(1,126)	(278)	2,071
Financing Activities	(11,000)	(7,882)	(10,382)	(4,544)	5,240
Discontinued Operations	0	(1)	(1)	(5)	(154)

Net Increase (decrease) in Cash and Cash Equivalents	($728)	($1,035)	$1,440	$544	$1,676

Comparison for the Nine Months Ended September 30, 2012 and the Nine Months Ended September 30, 2011

Operating Activities

Cash provided by operating activities is primarily driven by IMOTSC’s net income, adjusted for non-cash items and changes in working capital. Non-cash items consist primarily of depreciation of property and equipment, stock-based compensation, amortization of intangible assets and amortization of deferred debt costs.

Net cash provided by operating activities increased $3.5 million during the nine months ended September 30, 2012 as compared to the same period in 2011, due primarily to the $25.8 million increase in net income, the $22.1 million net decrease in non-cash items and the $0.3 million decrease in net working capital.

Non-cash items decreased primarily due to the decrease in deferred taxes of $18.6 million and other non-cash items of $1.0 million.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2012 was $0.9 million, an increase of $0.1 million, as compared to the same period in 2011 due primarily to the decrease in proceeds from the sale of assets.

Financing Activities

Net cash used in financing activities during the nine months ended September 30, 2012 was $11.0 million, an increase of $3.1 million, as compared to the same period in 2011 due to a $2.0 million decrease in proceeds from the note payable and a $2.0 million increase in redemption payments on the note payable, offset by a $0.7 million decrease in redemption payments on the term loan.

Comparison for the Year Ended December 31, 2011 and the Year Ended December 31, 2010

Operating Activities

Net cash provided by operating activities during the twelve months ended December 31, 2011 was $12.9 million, an increase of $7.6 million, as compared to the same period in 2010, due primarily to the $10.6 million increase in net income, the $4.6 million net decrease in non-cash items and the $1.6 million decrease in net working capital.

Non-cash items decreased primarily due to the decrease in depreciation and amortization expense of $4.7 million.

Investing Activities

Net cash used in investing activities during the twelve months ended December 31, 2011 was $1.1 million, an increase of $0.8 million, as compared to the same period in 2010 due primarily to a $0.2 million increase in cash used for purchases of property and equipment and a $0.9 million decrease in realized gains from interest swaps, partially offset by a $0.3 million decrease in cash used for purchase of businesses.

Financing Activities

Net cash used in financing activities during the twelve months ended December 31, 2011 was $10.4 million, an increase of $5.8 million, as compared to the same period in 2010 due to a $7.4 million decrease in capital contributions from InterMedia Partners VII, L.P., a $0.2 million increase in redemption payments on the term loan and a $0.2 million increase in redemption payments on the note payable, partially offset by a $2.0 million increase in proceeds from the note payable.

Comparison for the Year Ended December 31, 2010 and the Year Ended December 31, 2009

Operating Activities

Net cash provided by operating activities during the twelve months ended December 31, 2010 was $5.4 million, an increase of $10.9 million, as compared to the same period in 2009, due primarily to the $17.0 million decrease in net loss, a $9.3 million net decrease in non-cash items and the $3.1 million decrease in net working capital.

Non-cash items decreased primarily due to the decrease in depreciation and amortization expense of $6.3 million and the $9.6 million decrease in impairment of intangible assets, partially offset by the $3.1 million increase in deferred income taxes and the $1.9 million decrease in unrealized gain on change in fair value of interest rate swaps.

Investing activities

Net cash used in investing activities during the twelve months ended December 31, 2010 was $0.3 million, an increase of $2.3 million, as compared to the same period in 2009 due primarily to a $2.4 million decrease in realized gains from interest swaps and a $0.3 million increase in cash used for purchase of businesses, partially offset by a $0.4 million decrease in cash used for purchases of property and equipment.

Financing activities

Net cash used in financing activities during the twelve months ended December 31, 2010 was $4.5 million, an increase of $9.8 million, as compared to the same period in 2009 due to a $11.1 million increase in redemption payments on the term loan and a $8.0 million decrease in proceeds from the revolving credit facility, offset by a $9.0 million decrease in redemption payments on the revolving credit facility and a $0.3 million increase in capital contributions from InterMedia Partners VII, L.P.

Debt

Senior Secured Credit Agreements

In connection with its acquisition by IMOTSC, InterMedia Outdoors, Inc. obtained $120,500 in new borrowings. The borrowings were comprised of an $86,000 senior first lien term loan and a $34,500 senior second lien term loan. The first lien term loan has an additional $10,000 facility that can be utilized for revolving credit or letters of credit. The term loans were used primarily to finance the acquisition. The $10,000 revolving credit facility is primarily for working capital needs. The letter of credit facility was used for surety purposes related to a specific lease contract. At December 31, 2011 and 2010, approximately $158 and $158, respectively, was used under the letter of credit facility. This letter of credit is directly related to a specific lease and expiration of the letter of credit coincides directly with the specific contract terms. The availability under the revolver at December 31, 2011, is $9,842.

In 2011, InterMedia Outdoors, Inc. made first lien term loan principal payments of $12,182. Of these payments, $11,504 was an optional prepayment and $678 represented the total mandatory payments due quarterly in 2011. As defined per the debt agreement, optional principal prepayments are applied on a pro-rata basis as a reduction of required future quarterly principal payments.

The interest rate swap to which InterMedia Outdoors, Inc. was a party terminated on March 31, 2010. At December 31, 2009, the notional amount was $80,100. The interest rate swap was intended to economically hedge the variability of future cash flows due to changes in the benchmark interest rate associated with InterMedia Outdoors, Inc.’s senior first lien term loan. InterMedia Outdoors, Inc. had not designated this interest rate swap as a hedge instrument, and as such, changes in fair value are recorded through earnings reflected as a component of interest expense.

InterMedia Outdoors, Inc.’s long-term debt at December 31, 2011 and 2010, is summarized as follows:

	2011	2010
Senior secured credit agreement (first lien) (1):
Term loan	$59,294	$71,476
Revolver	—	—
Senior secured credit agreement (second lien) (2)	34,500	34,500

Total long-term debt	93,794	105,976
Less current portion of long-term debt	(608)	(678)

Long-term debt, less current maturities	$93,186	$105,298

(1)	The first lien term loan for $86,000 is for six years and at an interest rate of the London InterBank Offered Rate (LIBOR), plus 275 basis points (3.119% at December 31, 2011). Quarterly interest payments are required through 2012. The term loan requires mandatory prepayment with 50% of excess cash flow, as defined per the debt agreement. The revolving line of credit of $10,000 is for a term of five years and is either at an interest rate of LIBOR or prime plus 175 basis points (5.00% at December 31, 2011). The remaining unpaid principal and interest is due and payable in full on May 31, 2013.

(2)	The second lien term loan for $34,500 is for a term of seven years. This loan is at a rate of LIBOR, plus 675 basis points (7.119% at December 31, 2011). Mandatory prepayments are the same as the first lien term loan, but prepayment is initially offered to first lien term loan lenders. The remaining unpaid principal and interest is due and payable in full on January 31, 2014.

The debt agreements contain restrictive covenant provisions requiring InterMedia Outdoors, Inc. to maintain certain financial covenants, including a consolidated leverage ratio percentage, a consolidated first lien leverage ratio, an interest coverage ratio percentage, and establishing a limitation on annual capital expenditures. At December 31, 2011, IMO was in compliance with such covenants.

On November 15, 2012, IMOTSC entered into a definitive merger agreement with IMOH and Outdoor Channel Holdings, Inc. (“OUTD”), under which IMOTSC will be acquired by IMOH, and IMOH will exchange a portion of its stock and cash for all of the outstanding shares of OUTD; the transaction is subject to approval by OUTD shareholders. In conjunction with the transaction, IMOH and IMOTSC have a commitment with a bank for a new term loan, the proceeds of which will be used to replace IMOTSC’s existing first lien term loan (which is due on May 31, 2013) and to provide funding for the cash portion of the transaction with OUTD. Should the transaction not receive the necessary shareholder approval or fail to close for other reasons, it is unlikely that IMOTSC would have sufficient cash on hand to pay off the existing first lien term loan upon maturity. Accordingly, IMOTSC would be required to seek alternative financing to renew or replace its existing first lien term loan before the May 2013 due date. If IMOTSC is not successful in renewing or replacing its existing term loan, it could have a material adverse effect on IMOTSC.

Financing the Mergers

In order to pay cash merger consideration, refinance certain existing indebtedness of IMOTSC and its subsidiaries, fund ongoing working capital requirements, pay related transaction fees and expenses and for general corporate purposes, Outdoor Borrower, LLC (“Borrower”), a wholly owned subsidiary of IMOTSC, has obtained commitments for approximately $150 million of new indebtedness. IMOTSC has obtained a commitment letter from CIT, under which CIT committed to arrange and syndicate, and to provide a portion of the loans under:

•	a senior secured revolving facility to the Borrower of up to $10 million; and

•	a senior secured term facility to the Borrower of up to $140 million.

The loan facilities will be guaranteed by Outdoor Guarantor, LLC, the direct holding company of the Borrower, and all present and future direct and indirect domestic subsidiaries of Outdoor Guarantor, LLC, together with any of its foreign subsidiaries to the extent the guaranty does not cause tax liabilities.

Outdoor Channel has agreed to provide, on a reasonable best efforts basis, all cooperation reasonably requested by the Borrower in connection with the financing or a similar alternative debt financing.

The foregoing facilities are referred to as the “New Facilities.”

Conditions Precedent to the Availability of Debt Financing

The financing commitments of CIT under the New Facilities are subject to the satisfaction of certain conditions including, among others:

•	the execution of definitive documentation with respect to the New Facilities;

•

perfection on a first priority basis of a security interest in substantially all assets (other than real estate) of the Borrower (subject to certain exceptions), Outdoor Guarantor, LLC and each subsidiary of the Borrower and all proceeds and products of the foregoing, subject to the ability to take certain actions related to perfection after the closing of the New Facilities;

•	consummation of the mergers on terms consistent with the merger agreement without material waiver, modification or amendment materially adverse to any material interest of the lenders;

•	the absence of an OUTD Material Adverse Effect and/or an IM Material Adverse Effect (each as defined in the merger agreement); and

•	other customary closing conditions, each as more fully set forth in the Commitment Letter with respect to the New Facilities.

The commitments for the New Facilities will terminate on May 15, 2013, if definitive documentation with respect to the New Facilities has not been executed by all parties prior to that date. The commitments may also terminate prior to May 15, 2013, if the merger is abandoned or an event occurs or information becomes available that results or is likely to result in a failure to satisfy the conditions of the New Facilities.

Interest Rate and Fees

Loans under the New Facilities are expected to bear interest at LIBOR plus a margin based on the total consolidated net leverage ratio of Outdoor Guarantor, LLC and its subsidiaries, as follows:

Total Consolidated Net Leverage Ratio	Margin
Greater than or equal to 3.00 to 1.00	5.00%
Greater than or equal to 2.00 to 1.00	4.50%
Less than 2.00 to 1.00	4.00%

LIBOR will be subject to a floor of 1.00%. For the first 6 months after closing, the interest rate margin will be 5.00%.

Upon initial funding of the New Facilities and thereafter, the Borrower will pay to the lenders customary commitment and facility fees.

Payments and Prepayments

Term loans under the New Facilities will be amortized quarterly in installments in an aggregate amount equal to 5% of the initial term loan amount in years one and two and 7.5% in years three and four. All outstanding amounts under the New Facilities will be due and payable in full on the maturity date, which will be the date 5 years from the closing date.

Under the New Facilities, the Borrower will be permitted to make voluntary prepayments at any time, and to terminate commitments under the revolver, without premium or penalty (other than LIBOR breakage costs, if applicable), subject to a minimum prepayment amount. In addition, the Borrower will be required to make customary prepayments of the term loans under the New Facilities with proceeds of asset sales, insurance proceeds, extraordinary receipts and new debt issuances in amounts to be determined, and by 50% of annual excess cash flow, subject in each case to customary exceptions to be agreed upon.

Other Terms

The New Facilities will contain financial covenants relating to maximum net leverage and minimum fixed charge coverage. The New Facilities will also contain customary affirmative and negative covenants, including restrictions on, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments and the payment of certain fees, indebtedness, loans and investments, liens, affiliate transactions and amendments to organizational documents. The New Facilities will contain customary events of default.

Contractual Obligations

IMOTSC’s contractual obligations as of September 30, 2012 are as follows:

As of September 30, 2012	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)
Long-term debt obligations, including current portion	$84,794	$50,294	$34,500	$—	$—
Operating lease obligations	5,755	352	2,733	660	2,010

Total	$90,549	$50,646	$37,233	$660	$2,010

(1)	Interest related to IMOTSC’s long-term debt obligations is variable in nature, and interest payments have been $4.0 to $5.0 million per year. The interest rate on these obligations resets quarterly and had a weighted-average rate of 4.8% at September 30, 2012.

OFF-BALANCE SHEET FINANCING:

IMOTSC does not have any off-balance sheet financing arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

IMOTSC is exposed to the impact of changes in interest rates primarily through its Senior Facility, which is variable-rate debt with a total outstanding balance of $84.8 million as of September 30, 2012. An increase in interest rate of 100 basis points would result in an increase of interest rate expense of $0.8 million per year, based upon the current Senior Facility balance. Such potential increases or decreases are based on certain simplifying assumptions, including a constant level of debt and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for one year.

BOARD OF DIRECTORS, BOARD COMMITTEES AND EXECUTIVE

OFFICERS OF IMOH

Board of Directors of IMOH

Immediately following the mergers, the board of directors of IMOH will be divided into three classes and consist of nine directors. Initially, five directors will be designated by IMOTSC: Peter Kern, Alan Sokol, Jerome Letter,      and     ; three directors will be designated by Outdoor Channel (with each serving in a different class from one another): Perry T. Massie, David Merritt and T. Bahnson Stanley; and one director will be the President and Chief Executive Officer of IMOH: Thomas E. Hornish.

IMOH’s board of directors will be divided into three classes, designated as Class I, Class II and Class III, with each class consisting of three directors. The term of office of each class will be three years and will expire in successive years at the time of the annual meeting of stockholders. The directors first appointed to Class I will initially hold office for a term expiring at the first annual meeting of stockholders following the effective time of the mergers; the directors first appointed to Class II will initially hold office for a term expiring at the second annual meeting of stockholders following the effective time of the mergers; and the directors first appointed to Class III will initially hold office for a term expiring at the third annual meeting of stockholders following the effective time of the mergers. At each annual meeting of stockholders, the successors to the class of directors whose term will then expire will be elected to hold office for a term expiring at the third succeeding annual meeting and until their successors are elected and qualified or until their earlier resignation, retirement, removal or death. Any director elected to fill a vacancy will have the same remaining term as that of his predecessor. The directors comprising each class are indicated in the table below.

The following table sets forth the name, age and position with IMOH of each of its nine directors after consummation of the mergers:

Name	Class	Age	Position
Thomas E. Hornish		53	President, Chief Executive Officer and Director
Peter Kern		45	Executive Chairman of the Board and Director
Alan Sokol		53	Director
Jerome Letter		38	Director
			Director
			Director
Perry T. Massie		50	Director
David Merritt		58	Director
T. Bahnson Stanley		59	Director

Thomas E. Hornish will serve as the President and Chief Executive Officer of IMOH. Mr. Hornish has served as Outdoor Channel’s President and Chief Executive Officer and as a member of its Board of Directors since February 2012. He served as Outdoor Channel’s General Counsel from December 2004 until January 2012, Executive VP of Corporate Development from February 2006 to March 2007 and Chief Operating Officer from 2007 until January 2012. From February 2003 to December 2004, he served as “Of Counsel” with Paul, Hastings, Janofsky & Walker LLP, an international law firm. Prior to that, he was an associate attorney with Brobeck Phleger & Harrison LLP since 1996. Mr. Hornish is licensed to practice law in California and Illinois, and is also a registered patent attorney. In addition, he has served on the Board of the Congressional Sportsmen’s Foundation since March 2009. He is a retired, decorated veteran with more than 20 years experience in the U.S. Air Force. Mr. Hornish earned his J.D. degree in 1995 from The Ohio State University, Order of the Coif, while also attending the University of Chicago. He also holds a B.S. degree in chemical engineering from The Ohio State University.

Peter Kern will serve as Executive Chairman of the Board of IMOH. Mr. Kern has been Managing Partner of InterMedia Partners, L.P. since 2005. Prior to joining InterMedia Partners, he spent 13 years investing in, advising and operating a variety of large and small media companies. He was most recently a Senior Managing

Director and Principal of Alpine Capital LLC, a media investment and advisory firm. Mr. Kern joined Alpine when he merged his own firm, Gemini Associates, Inc., with Alpine in the summer of 2001. Gemini Associates was founded as a large-cap M&A and strategic advisory firm in 1996, and Mr. Kern served as its President. At both Gemini and Alpine, Mr. Kern has counted among his advisory clients Liberty Media, Sony, Tele-Communications, Inc., TCI International, USA Networks, Cablevision Systems and Telewest. At Alpine, Mr. Kern also was responsible for direct investing in media companies. During his tenure, Alpine Equity Partners, L.P. made several successful investments in the cable television industry, including: Sit-Up, Gospel Music Channel, LLC and ProSeibenSat.1 Media AG. Prior to the founding of Gemini Associates, Mr. Kern was the senior financial and chief administrative officer of Home Shopping Network. Before joining Home Shopping Network, Mr. Kern was Senior Vice President of Corporate Finance and Strategic Development for Whittle Communications, a publishing and television company. Mr. Kern began his career at Bear, Stearns Co., Inc. Mr. Kern holds a B.S. from the Wharton School at the University of Pennsylvania.

Alan Sokol will serve as a Director of IMOH. Mr. Sokol has nearly 20 years of experience in the television and motion picture industries. Mr. Sokol has served as a Senior Partner of InterMedia Partners, L.P. since 2005. Prior to joining InterMedia Partners, Mr. Sokol was President and CEO of Planeta Media Group, LLC, where he advised numerous media companies on strategies and new business launches. His clients included Lions Gate Entertainment Corp., IDT Corp., Council Tree Communications, Inc. and Caracol Television Inc. From 1998 through May 2003, Mr. Sokol was Chief Operating Officer of Telemundo Group, Inc. (“Telemundo”), where he was responsible for all business divisions of this United States Spanish-language television network. From 1996 to 1998, Mr. Sokol was Senior Vice President, Corporate Development at Sony Pictures where he advised on investment opportunities in television distribution and content creation throughout the world. Prior to his tenure at Sony Pictures, Mr. Sokol was Senior Vice President of Savoy Pictures, Inc. From 1983 to 1994, he was an attorney and a partner with Wyman, Bautzer, Kuchel and Silbert, P.C., and then with Jeffer, Mangels, Butler and Marmaro LLP. Mr. Sokol sits on the board of directors of Gospel Music Channel LLC, Universal Sports, InterMedia Español Holdings LLC, and CineLatino, Inc. He holds a B.A. from Cornell University and J.D. from Stanford Law School, where he is also a member of the Board of Visitors.

Jerome Letter will serve as a Director of IMOH. Mr. Letter serves as a Partner in the investment group of InterMedia Partners, L.P., and also serves as InterMedia Partners’ Chief Financial Officer. Most recently, Mr. Letter served as YES Network’s most senior financial officer as the Vice President of Finance. Prior to joining YES in 2001, Mr. Letter served as the Director of Finance and Sales and Revenue Controller at Exodus Communications, Inc., and as Corporate Controller of GlobalCenter, Inc. From 1997 to 2000, Mr. Letter was a senior accountant in the Business Assurance Group at Arthur Andersen LLP. He is a CPA and holds a B.S. from Indiana University and an M.B.A. from Columbia University.

Perry T. Massie will serve as a director of IMOH. Mr. Massie has been a director of Outdoor Channel since 1984 and is its Co-Chairman of the Board of Directors. He also has served as Outdoor Channel’s Chief Executive Officer from 1986 to February 2007 and as President from 1994 to October 2006. Mr. Massie earned a B.S. degree in Mining Engineering from the University of Alaska, Fairbanks.

David C. Merritt will serve as a director of IMOH. Mr. Merritt has served as a director of Outdoor Channel since 2003. He is the President of BC Partners, Inc., a financial advisory firm. From October 2007 to March 2009, he was the Senior VP, Chief Financial Officer of iCRETE, LLC. He has served as a director of Charter Communications, Inc. since July 2003, Calpine, Corp. since February 2006 and Buffets Restaurants Holdings, Inc. since April 2009. Mr. Merritt was a Managing Director of Salem Partners LLC, an investment banking firm, from October 2003 until September 2007. Previously, Mr. Merritt was an audit and consulting partner of KPMG LLP for 14 years. Mr. Merritt holds a B.S. degree from California State University—Northridge.

T. Bahnson Stanley will serve as a director of IMOH. Mr. Stanley has been a director of Outdoor Channel since 2004. He is currently a partner in the private equity firm Ellis, McQuary & Stanley, LLC, which acquires and invests in media, technology and service companies. Prior to joining Ellis, McQuary & Stanley, LLC,

Mr. Stanley served in various positions for Landmark Communications, Inc. most recently as Executive Vice President—Strategy and Development—The Weather Channel Companies. While at Landmark, he was responsible for strategy, new business development and operations of various properties, including The Travel Channel and The Weather Channel. Mr. Stanley earned a B.A. degree from Duke University and holds an M.B.A. from the University of Virginia.

Committees of the Board of Directors of IMOH

General

IMOH anticipates that it will apply for listing of its shares on NASDAQ. For purposes of the NASDAQ rules, IMOH expects to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. IMOTSC will control approximately 67.6% of the voting power of IMOH’s common stock upon completion of the mergers and be able to elect five of IMOH’s nine members of its board of directors. As a result, IMOH will be considered a “controlled company” for the purposes of the NASDAQ listing requirements.

As a “controlled company,” IMOH will be permitted to, and intends to, opt out of the NASDAQ listing requirements that would otherwise require a majority of the members of its board of directors to be independent and require that IMOH either establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or otherwise ensure that the compensation of its executive officers and nominees for directors are determined or recommended to its board by the independent members of the board.

Upon completion of the mergers, the IMOH board of directors will establish one standing committee: the audit committee.

Audit Committee

IMOH’s audit committee will be responsible for preparing such reports, statements or charters as may be required by NASDAQ or federal securities laws, as well as, among other things:

•

overseeing and monitoring the integrity of its financial statements, its compliance with legal and regulatory requirements as they relate to financial statements or accounting matters and its internal accounting and financial controls;

•	preparing the report that SEC rules require be included in its annual proxy statement/prospectus;

•	overseeing and monitoring its independent registered public accounting firm’s qualifications, independence and performance;

•	providing the board with the results of its monitoring and recommendations; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

IMOH’s audit committee will consist of at least two members that are independent upon the consummation of the mergers and all members that are independent within 90 days thereafter. The board of directors nominated David Merritt, and T. Bahnson Stanley and                  to serve as the initial members of IMOH’s audit committee, and David Merritt will serve as Chairman of the audit committee. The board of directors has determined that David Merritt qualifies as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes—Oxley Act. The board of directors has also determined that Mr. Merritt and Mr. Stanley will each be independent directors, as that term is defined under the NASDAQ listing rules. The board of directors will nominate an additional independent director to serve on the audit committee within 90 days of the closing of the mergers.

Compensation of the Board of Directors of IMOH

Directors, unless employed by and receiving a salary from IMOH, will receive such compensation as may be fixed by the board of directors, for serving on the board of directors and for attending meetings of the board of directors and any committee thereof. Directors will be reimbursed their reasonable expenses incurred while engaged in the business of IMOH.

Executive Officers of IMOH

The following table sets forth the name, age and position with IMOH of each of its executive officers after consummation of the mergers:

Name	Age	Position
Thomas E. Hornish	53	President, Chief Executive Officer and Director
Thomas D. Allen	59	Chief Financial Officer and Chief Operating Officer
Gavin Harvey	54	President—Television Networks
Jeffrey Paro	55	President— Publishing, Integrated Media and Branded Content
Catherine C. Lee	39	Executive Vice President, General Counsel and Corporate Secretary

See “—Board of Directors of IMOH” for Mr. Hornish’s background and experience.

Thomas D. Allen will serve as the Chief Financial Officer and Chief Operating Officer of IMOH. Thomas D. Allen has served as Outdoor Channel’s Executive Vice President and Chief Financial Officer since July 2010 and as its Chief Operating Officer since February 2012. He previously co-founded and served as the Executive Vice President and Chief Financial Officer of ACME Communications, Inc., a television broadcast company, from its inception in 1997 through July 2010. From 1993 to 1996, Mr. Allen served as the Chief Operating Officer for U.S. operations and the Chief Financial Officer for Virgin Interactive Entertainment, Inc., an entertainment software publisher and developer. From 1983 to 1993 Mr. Allen served as the Sr. Vice President—Finance & Administration for Fox Broadcasting Company. Mr. Allen serves on the Board of ACME Communications, Inc. Mr. Allen received a B.S. in business from the University of Southern California, Los Angeles and is an inactive C.P.A.

Gavin Harvey will serve as President—Television Networks of IMOH. Gavin Harvey served as The Sportsman Channel, Inc.’s Chief Executive Officer since July 2010. Gavin Harvey is CEO of Sportsman Channel and oversees the network’s day-to-day programming, production, marketing, finance, and sales operations, while directing the overall strategic vision for the network. Prior to joining Sportsman Channel, Harvey was GM of Fuse Network, where he was responsible for overall programming, brand management, operations, advertising sales and financial performance for the music/lifestyle network, which reaches 67 million homes. From 2004 to 2008, Harvey was president of VERSUS, a cable network that he successfully repositioned and rebranded from its former brand, Outdoor Life Network, acquiring the exclusive cable rights to the National Hockey League. Harvey joined VERSUS from E! Networks, where he served as executive vice president of marketing & brand, responsible for overseeing brand strategies worldwide. In addition to brand development and positioning, Harvey directed the advertising, creative services, on-air promotions, design, public relations, online marketing and promotions for the entire family of E! Networks. Prior to E!, Harvey served as senior vice president & brand director at iN Demand from 1999 to 2001, was an original member of Fox Cable, and was on the start-up launch team for FX and Fox Movie Channel. Prior to FX, Harvey was a member of the launch team at E! Entertainment Television (originally Movietime). He also held marketing positions with The Disney Channel and Accor Asia Pacific. Harvey holds an MBA from The UCLA Graduate School of Management, as well as a Masters degree in International Relations from The University of Chicago.

Jeffrey Paro will serve as President— Publishing, Integrated Media and Branded Content of IMOH. Mr. Paro has served as President and CEO of InterMedia Outdoors, Inc. since January 2007 and is a 25 year veteran of enthusiast multimedia publishing. Prior to launching InterMedia Outdoors Inc., Jeff was President of Primedia’s Outdoors, Marine, Equine and Action Sports Groups which included 23 of the market’s leading outdoor, marine, and action sports multi-media franchises; additional brands included Power and Motor Yacht, Sail, Surfer, Powder, Snowboarding, and others. Prior to joining Primedia, Jeff spent 6 years with Times Mirror as VP Group Publisher for Field and Stream and Outdoor Life Magazines, Sr. Vice President, of Times Mirror Magazines, and President of The Outdoor Company (Field and Stream, Outdoor Life, and Outdoor Explorer) and started his career at The New York Times Company.

Catherine C. Lee will serve as Executive Vice President, General Counsel and Corporate Secretary of IMOH. Ms. Lee has served as Outdoor Channel’s Executive Vice President, General Counsel and Corporate Secretary since February 2012. She previously served as a legal consultant to Outdoor Channel from 2008 to January 2012. From 2001 to 2008, Ms. Lee advised senior management on corporate governance, transactional and other legal issues at Sempra Energy, a San Diego based Fortune 500 energy services holding company, where she most recently served as Corporate Secretary and Counsel. Prior to her tenure at Sempra, Ms. Lee was a Business and Technology associate at Brobeck, Phleger & Harrison, L.L.P. where her practice focused on a full range of corporate transactional and securities matters. Ms. Lee is also a member of the Association of Corporate Counsel and the Society of Corporate Secretaries and Governance Professionals. Ms. Lee holds a B.A. degree from American University and a J.D. degree University of Illinois College of Law.

ADDITIONAL INFORMATION ABOUT THE COMPANIES

Executive Compensation of IMOTSC

IMOH was formed in November 2012 for the purpose of holding both Outdoor Channel and IMOTSC as wholly-owned subsidiaries following completion of the mergers. As a newly formed company with no operations, IMOH currently has no employees and, accordingly, has not paid any executive compensation or adopted any executive compensation programs. Accordingly, the compensation amounts presented in the compensation tables below may not be indicative of future compensation that IMOH will award to its executive officers or directors. As discussed in “Board of Directors, Board Committees and Executive Officers of IMOH—Committees of the Board of Directors of IMOH—General”, IMOH will be considered a “controlled company” for purposes of the NASDAQ listing requirements, and will be permitted to, and intends to, opt out of the NASDAQ listing requirements that would require that IMOH, among other things, to establish a compensation committee.

The philosophy and objectives of IMOH’s future compensation programs have not yet been determined. The formulation of IMOH’s compensation philosophy and objectives and the adoption and implementation of IMOH’s compensation programs will be undertaken after completion of the mergers. It is contemplated, however, that IMOH will adopt, prior to the consummation of the mergers, a new equity compensation plan, and reserve a total of 3,000,000 shares of IMOH common stock for issuance thereunder, and that IMOH’s executive officers will receive grants of stock options and restricted stock or restricted stock units in connection with the consummation of the mergers.

Section 162(m) of the Internal Revenue Code limits a public company to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to its chief executive officer and the three most highly compensated executive officers (other than the chief financial officers) determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan will be designed to permit grants of awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as IMOH becomes subject to Section 162(m), although IMOH may determine in certain circumstances that it is in the best interests of IMOH and its shareholders to award compensation that may not be deductible by reason of Section 162(m).

Summary Compensation Table

The following table shows the compensation paid by IMOTSC for 2011 to its two executive officers who, as of the date of this proxy statement/prospectus, are expected to serve as executive officers of IMOH.

Summary Compensation Table for IMOTSC

Name and Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($) (1)	Total ($)
Jeffrey Paro Chief Executive Officer of InterMedia Outdoors, Inc.	2011	391,415	0	7,350	398,765
Gavin Harvey Chief Executive Officer of The Sportsman Channel, Inc.	2011	400,000	250,000	3,558	653,558

(1)	The amounts shown consists of matching contributions by IMOTSC pursuant to its 401(k) savings and retirement plan

Grants of Plan-Based Awards

No grants of plan-based awards were made to Messrs. Paro and Harvey during the 2011 fiscal year.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the outstanding equity awards at 2011 fiscal year end for the IMOTSC officers who are expected to serve as officers of IMOH, Messrs. Paro and Harvey. Mr. Paro was fully vested in his outstanding equity awards as of December 31, 2011.

Name	Number of Units that Have Not Vested	Market Value of Units That Have Not Vested
Jeffrey Paro	0	0
Gavin Harvey	5,076,564	$111,684	(2)

(2)	The Class E Units of IMOTSC had a fair market value of $0.022 per Class E Unit as of December 31, 2011.

Option Exercises and Stock Vested

The following table sets forth information with respect to the Class E Units of IMOTSC held by named executive officers which vested during the 2011 fiscal year.

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Jeffrey Paro	923,729	$20,322
Gavin Harvey	1,269,142	$27,921

Termination and Change in Control Payments

Messrs. Paro and Harvey are eligible to receive payments and other benefits pursuant to their respective employment agreements. Pursuant to the terms of Mr. Paro’s Executive Employment Agreement with InterMedia Outdoors, Inc., dated as of January 31, 2007, as amended on January 31, 2010 and January 31, 2011 (the “Paro Employment Agreement”), if Mr. Paro is terminated without cause or voluntarily terminates his employment due to good reason (as such terms are defined in the Paro Employment Agreement), he is entitled to eighteen months of severance and a pro rata bonus for the year of termination (based on the actual satisfaction of performance goals). Pursuant to the terms of Mr. Harvey’s employment agreement with The Sportsman Channel, Inc., dated as of May 5, 2010 (the “Harvey Employment Agreement”), if Mr. Harvey is terminated without cause or if he voluntarily terminates his employment for good reason (as such terms are defined in the Harvey Employment Agreement), he is entitled to: (i) continued base salary for the period of time equal to the longer of (a) the remainder of the initial term (ending on December 31, 2012) or the renewal period (December 31, 2013), as applicable and (b) three months; (ii) benefits continuations for the same period, (iii) a pro rata performance bonus for the year of termination, and (iv) pro rata vesting of equity through the end of the initial term (or renewal period, as applicable).

Assuming a December 31, 2011 termination event, the aggregate payments over the applicable severance periods are estimated to be as follows:

Name	Cash Severance	Continuation of Benefits and Health Programs	Total
Jeffrey Paro	$587,123	$0	$587,123
Gavin Harvey	$650,000	$14,985	$664,985

The Harvey Employment Agreement also provides for a pro rata bonus for the year of termination of employment if Mr. Harvey’s employment is terminated due to disability (as such term is defined in the Harvey Employment Agreement).

The InterMedia Outdoors Holdings, LLC 2007 Incentive Plan and Mr. Harvey’s Class E Common Units Award provide for immediate acceleration of vesting upon a “liquidity event.” Additionally, the InterMedia Outdoors Holdings, LLC 2007 Incentive Plan provides that if a participant’s employment or service is terminated by IMOTSC without cause within one year of a “change in control” the participant’s award will become fully vested. If Mr. Harvey was terminated without cause or had voluntarily terminated his employment for good reason on December 31, 2011, in the absence of a liquidity event, then pursuant to the Harvey Employment Agreement, he would have received accelerated vesting on 2,107,122 of his Class E Common Units of IMOTSC with a value of $46,357 (based on $0.022 per unit).

In addition, the vesting of Mr. Harvey’s outstanding Class E Common Units of IMOTSC will accelerate upon the consummation of the proposed transaction, pursuant to which he would receive accelerated vesting of 5,076,654 Class E Common Units of IMOTSC (and pursuant to the merger agreement would receive in cancellation thereof 76,797 shares of IMOH Common Stock with a value of $614,376 (based on an assumed value of $8.00 per share of IMOH Common Stock)).

The foregoing was based on the terms of the Paro Employment Agreement and Harvey Employment Agreement as in effect on December 31, 2011. In connection with the merger agreement, and effective as of and contingent upon the consummation of the mergers, each of Mr. Paro and Mr. Harvey have entered into a letter agreement (the “Paro Amendment” and the “Harvey Amendment”, respectively) pursuant to which both Mr. Paro and Mr. Harvey have acknowledged and agreed that they will not be entitled to claim a termination for “good reason” (as defined in their respective Employment Agreements) as a result of (i) the consummation of the merger or the other transactions contemplated by the merger agreement, and/or (ii) the change in their position, duties and responsibilities and reporting relationships arising from the mergers or other transactions contemplated by the merger agreement. In addition, pursuant to the Paro Amendment, in the event of a termination of Mr. Paro’s employment without cause or a resignation for good reason, the duration of Mr. Paro’s severance period was modified so that it would be only for the longer of (i) the remainder of the then current term and (ii) three months following his date of termination.

Executive Compensation of Outdoor Channel

The information regarding executive compensation of Outdoor Channel is incorporated herein by reference to Outdoor Channel’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 19, 2012.

Description of Ongoing Litigation of IMOTSC

From time to time, IMOTSC may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm IMOTSC’s business. IMOTSC is not presently a party to any material litigation, nor to the knowledge of management is any litigation threatened against IMOTSC, which may materially affect it.

Description of Ongoing Litigation of Outdoor Channel

On September 30, 2012 the US District Court for the Northern District of Oklahoma issued its final court judgment regarding Outdoor Channel’s previously disclosed litigation by its subsidiary SkyCam, LLC against ActionCam, LLC and a former employee of SkyCam. The final judgment incorporated the bench trial opinions, orders and rulings along with the prior jury verdict, whereby, as previously disclosed, the jury found that the former employee of SkyCam breached his separation agreement and that he, along with ActionCam, misappropriated SkyCam’s trade secrets and engaged in unfair competition and awarded SkyCam actual and punitive damages. In addition, judgment was entered in favor of SkyCam and against ActionCam and the former employee of SkyCam for injunctive relief, including but not limited to an order that ActionCam is enjoined from making any false or misleading references to SkyCam’s safety or capabilities in any advertisement, promotion, presentation, website, publication, or statement to potential or actual customers. The court also granted a reasonable royalty to SkyCam for every event operated by ActionCam for the period of time from September 2011 through March 2013. Lastly, the court found in favor of ActionCam regarding SkyCam’s claim for an ownership interest in Patent Application US 2009/0207250 Al and the resulting Patent, Patent No. US 8,199,197 B2. On October 29, 2012, ActionCam and the former employee of SkyCam filed a motion for a new trial with the US District Court for the Northern District of Oklahoma. The judge has not yet issued his ruling with respect to the motion for a new trial.

From time to time Outdoor Channel is involved in litigation as both plaintiff and defendant arising in the ordinary course of business. In the opinion of Outdoor Channel’s management, the results of any pending litigation should not have a material adverse effect on its consolidated financial position or operating results.

MARKET PRICE AND DIVIDEND INFORMATION

Market Prices of Outdoor Channel Common Stock

The common stock of Outdoor Channel (the “Common Stock”) is traded on NASDAQ under the symbol “OUTD.” As of November 15, 2012, there were approximately 25,943,066 holders of record of Outdoor Channel’s Common Stock based upon data provided by the transfer agent for the Common Stock. Outdoor Channel believes the number of beneficial holders of its Common Stock is significantly in excess of this amount. The transfer agent for the Common Stock is Computershare Trust Co.

The following table sets forth the reported high and low closing sales price per share of the Common Stock as reported on NASDAQ for the fiscal period indicated:

	High	Low
Fiscal 2012
Fourth Quarter (through and including November 15, 2012)	$7.44	$7.14
Third Quarter	$7.44	$6.66
Second Quarter	$7.44	$6.18
First Quarter	$7.88	$6.14

Fiscal 2011
Fourth Quarter	$7.56	$5.18
Third Quarter	$7.35	$5.72
Second Quarter	$7.50	$5.66
First Quarter	$8.45	$6.87

Fiscal 2010
Fourth Quarter	$7.17	$5.20
Third Quarter	$6.01	$4.58
Second Quarter	$7.14	$4.48
First Quarter	$6.77	$5.02

On November 15, 2012, the last full trading day before the merger agreement was signed, the closing sales price of the Common Stock was $7.19 per share.

Outdoor Channel Dividend Information

On December 9, 2010, Outdoor Channel declared a special one-time $0.25 per share dividend to holders of record as of December 20, 2010. The dividend, which amounted to $6.2 million, was paid on December 30, 2010. Prior to that dividend, Outdoor Channel had never declared or paid any cash dividends on its common stock.

In connection with the transactions contemplated by the merger agreement, the Outdoor Channel Board will declare a special cash dividend of $0.25 per share to all holders of record of shares of Outdoor Channel common stock as of the close of the business day on November 27, 2012. The special dividend will be payable on or about December 7, 2012. Any determination to pay dividends following the payment of the special dividend will be at the discretion of Outdoor Channel’s Board and will depend upon its results of operation, financial condition and other factors as the Board, in its discretion, deems relevant. Furthermore, at the time of any potential payment of a cash dividend Outdoor Channel may subject to contractual restrictions on, or prohibitions against, the payment of dividends.

Market Prices of InterMedia Units

InterMedia Units are not publicly traded and therefore do not have any market prices available.

PRINCIPAL STOCKHOLDERS OR HOLDERS OF EQUITY INTERESTS

Principal Stockholders of Outdoor Channel Before the Proposed Transaction and of IMOH After the Proposed Transaction

The table below shows:

•

The number of shares of Outdoor Channel common stock beneficially owned by (i) each named executive officer, (ii) each director, (iii) each person known to Outdoor Channel to beneficially own more than 5% of the outstanding shares of Outdoor Channel common stock (the “5% stockholders”) and (iv) all directors and named executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the identity of 5% stockholders and the number of shares of Outdoor Channel common stock beneficially owned, including shares which may be acquired by them within 60 days, is based upon filings with the SEC as indicated in the footnotes to the table below. Except as otherwise indicated, Outdoor Channel believes, based on the information furnished or otherwise available to Outdoor Channel, that each person or entity named in the table has sole voting and investment power with respect to all shares of Outdoor Channel common stock shown as beneficially owned by them, subject to applicable community property laws.

•

The number of shares of IMOH common stock estimated to be beneficially owned by (i) each person or group that is expected to become the beneficial owner of more than 5% of the common stock of IMOH upon completion of the mergers, (ii) each person designated to be a director of IMOH, (iii) each person anticipated, as of the date of this proxy statement/prospectus, to be a named officer of IMOH upon the closing of the mergers and (iv) all persons anticipated, as of the date of this proxy statement/prospectus, to be designated to be directors and executive officers of IMOH as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the expected identity of 5% stockholders and as to the number of shares of IMOH common stock anticipated to be beneficially owned thereby as of the closing of the mergers is based upon (A) filings with the SEC as indicated in the footnotes to the table below with respect to the shares of Outdoor Channel common stock convertible into shares of IMOH common stock in the Outdoor Channel merger and (B) information provided by IMOTSC in the Merger Agreement with respect to the holders of equity interests in IMOTSC, which are convertible into shares of IMOH common stock in the IMOTSC merger.

The percentage of beneficial ownership set forth below is based upon 25,446,954 shares of Outdoor Channel common stock issued and outstanding as of the close of business on November 15, 2012. In computing the number of shares of Outdoor Channel common stock beneficially owned by a person and the percentage ownership of that person, shares of Outdoor Channel common stock that are subject to options or warrants held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of November 15, 2012 and restricted stock units vesting within 60 days of November 15, 2012, are deemed outstanding. These shares of Outdoor Channel common stock are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Outdoor Channel Holdings, Inc., 43445 Business Park Dr., Suite 103, Temecula, California 92590.

The stockholders of Outdoor Channel are expected to own approximately 67.6% of IMOH, and the InterMedia Unit Holders are expected to own approximately 32.4% of IMOH.

Name and Address	Pre-Transaction Outdoor Channel Shares Beneficially Owned		Shares which may be acquired within 60 days (1)	Total	Outdoor Channel Percent	Post- Transaction Estimated IMOH Shares Beneficially Owned (10)	IMOH Percent
5% and Greater Stockholders
Thomas H. Massie	6,068,595	(2)	—	6,068,595	23.4%			%
Perry T. Massie	6,012,127	(3)	—	6,012,127	23.2%			%
Musk Ox Investments, LP	2,673,620	(4)	—	2,673,620	10.3%			%
Warren B. Kanders c/o Kanders & Company, Inc. One Landmark Square, 22nd Floor Stamford, CT 06901	1,317,206	(5)	—	1,317,206	5.1%

Directors and Named Executive Officers of Outdoor Channel Serving at November 15, 2012

Thomas H. Massie	6,068,595	(2)	—	6,068,595	23.4%		%
Perry T. Massie	6,012,127	(3)	—	6,012,127	23.2%		%
Thomas E. Hornish	356,881		—	356,881	1.4%		%
Roger L. Werner, Jr.	322,754	(6)	—	322,754	1.2%		%
Thomas D. Allen	216,285		—	216,285	*		*
James E. Wilburn	194,024		—	194,024	*		*
T. Bahnson Stanley	44,525	(7)	125,000	169,525	*		*
David C. Merritt	58,704	(7)(8)	125,000	183,704	*		*
David D. Kinley	61,491	(7)	—	61,491	*		*
Douglas J. Langston	56,032	(7)	—	56,032	*		*
Michael L. Pandzik	44,860	(7)	—	44,860	*		*
Ajit M. Dalvi	44,219	(7)	—	44,219	*		*
All current directors and named executive officers of Outdoor Channel as a group (12 persons)	10,726,997	(7)	250,000	10,976,997	42%		%

*	Indicates less than 1% of the total number of outstanding shares of Outdoor Channel common stock.

(1)	Reflects the number of shares of common stock issuable upon the exercise or conversion of options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of November 15, 2012 and restricted stock units vesting within 60 days of November 15, 2012.

(2)	Includes shares owned with Mr. Thomas Massie’s wife in trusts and foundations and 2,673,620 shares owned by Musk Ox Investments, LP, owned jointly with Mr. Perry T. Massie. Also includes 79,880 shares indirectly owned by Mr. Thomas Massie but held by The Wilma M. Massie Trust dated June 3, 1994 and The Wilma M. Massie Irrevocable Trust dated April 27, 1994, in which Thomas Massie and Perry T. Massie are co-trustees and co-beneficiaries. Mr. Thomas Massie disclaims beneficial ownership of the shares owned by such entities except to the extent of his pecuniary interest therein.

(3)	Includes shares owned with Mr. Perry T. Massie’s wife in trusts and foundations, and 2,673,620 shares owned by Musk Ox Investments, LP, owned jointly with Mr. Thomas H. Massie. Also includes 79,880 shares indirectly owned by Mr. Perry T. Massie but held by The Wilma M. Massie Trust dated June 3, 1994 and The Wilma M. Massie Irrevocable Trust dated April 27, 1994, in which Perry T. Massie and Thomas Massie are co-trustees and co-beneficiaries. Mr. Perry T. Massie disclaims beneficial ownership of the shares owned by such entities except to the extent of his pecuniary interest therein.

(4)	Musk Ox Investments, LP is owned equally by Messrs. Perry and Thomas Massie. Its shares are also included in both of their total shares since both individuals may be considered to be the beneficial owner of such shares.

(5)	Based on the information contained in a Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2010 indicating the number of shares held as of December 31, 2009. Of the 1,317,206 shares beneficially held, Mr. Kanders has the sole power to vote or direct the vote of all such shares, and has sole power to dispose or to direct the disposition of all such shares.
(6)	Includes 15,000 shares of restricted stock held by Mr. Roger Werner that will vest on December 31, 2012.
(7)	Excludes 15,504 shares of restricted stock units that will vest in May 2013.
(8)	Includes 34,418 shares of restricted stock units that Mr. Merritt elected to defer settlement of until continuous service with Outdoor Channel has been terminated
(9)	Includes the shares held by directors and executive officers listed above.
(10)	The column with respect to the beneficial ownership of the post-transaction IMOH shares set forth below assumes that: (1) there is no change in the beneficial ownership of Outdoor Channel common stock and equity interests of IMOTSC, as applicable, for any of the named stockholders or holders of equity interests, as applicable, or for any other executive officer that is part of the designated group, between and the date of the closing of the mergers; and (2) there are a total of shares of IMOH common stock outstanding upon completion of the mergers.

Principal Holders of Equity Interests of IMOTSC Before the Proposed Transaction and Stockholders of IMOH After the Proposed Transaction

The table below shows:

•

The number of equity interests of IMOTSC beneficially owned by (i) each named executive officer, (ii) each director, (iii) each person known to IMOTSC to beneficially own more than 5% of the outstanding equity interests of IMOTSC (the “5% holders”) and (iv) all directors and named executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the identity of 5% holders and the number of equity interests of IMOTSC beneficially owned, including shares which may be acquired by them within 60 days, is based upon filings with the SEC as indicated in the footnotes to the table below. Except as otherwise indicated, IMOTSC believes, based on the information furnished or otherwise available to IMOTSC, that each person or entity named in the table has sole voting and investment power with respect to all interests in IMOTSC shown as beneficially owned by them, subject to applicable community property laws.

•

The number of shares of IMOH common stock estimated to be beneficially owned by (i) each person or group that is expected to become the beneficial owner of more than 5% of the common stock of IMOH upon completion of the mergers, (ii) each person designated to be a director of IMOH, (iii) each person anticipated, as of the date of this proxy statement/prospectus, to be a named officer of IMOH upon the closing of the mergers and (iv) all persons anticipated, as of the date of this proxy statement/prospectus, to be designated to be directors and executive officers of IMOH as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Determinations as to the expected identity of 5% stockholders and as to the number of shares of IMOH common stock anticipated to be beneficially owned thereby as of the closing of the mergers is based upon (A) filings with the SEC as indicated in the footnotes to the table below with respect to the shares of Outdoor Channel common stock convertible into shares of IMOH common stock in the Outdoor Channel merger and (B) information provided by IMOTSC in the Merger Agreement with respect to the InterMedia Units, which are convertible into shares of IMOH common stock in the IMOTSC merger.

The percentage of beneficial ownership set forth below is based upon 193,799,405 Class A Common Units of IMOTSC issued and outstanding and 20,207,611 Class E Common Units of IMOTSC issued and outstanding, each as of the close of business on             . In computing the number of equity interests of IMOTSC beneficially owned by a person and the percentage ownership of that person, equity interests of IMOTSC that are subject to options held by that person that are currently exercisable, or exercisable within 60 days of              and restricted stock units vesting within 60 days of             , are deemed outstanding. These equity interests of IMOTSC are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o InterMedia Partners, L.P., 405 Lexington Avenue, 48th Floor, New York, NY 10174. Percentages below are calculated without including Class E Common Units of IMOTSC, which at the time of the merger will be cancelled and of no further value.

The stockholders of Outdoor Channel are expected to own approximately 32.4% of IMOH, and the InterMedia Unit Holders are expected to own approximately 67.6% of IMOH.

Name and Address	Pre-Transaction InterMedia Units Beneficially Owned	Class of Interests of Ownership	IMOTSC Class A Percent	InterMedia Percent on a fully diluted basis	Post- Transaction Estimated IMOH Shares Beneficially Owned (1)	IMOH Percent
5% holders
InterMedia Partners	186,065,027	Class A	96.01%	86.94%	22,291,117	63.03%

Directors and Named Executive Officers of IMOTSC Serving at December 31, 2011.

Peter Kern	0	Class E	0.00%	0.0%	0	0.0%
Alan Sokol	0	Class E	0.00%	0.0%	0	0.0%
Jeffrey Paro	4,618,647	Class E	0.00%	2.16%	69,870	*	%
Gavin Harvey	6,345,706	Class E	0.00%	2.97%	95,996	*	%
Andrew Goldstein	1,539,549	Class E	0.00%	* %	23,290	*	%
Todd D. Hansen	754,871	Class A	* %	* %	154,866	*	%
All current management committee members and named executive officers of IMOTSC as a group	4,964,983	Class A, E	* %	6.8%	755,292	*	%

*	Indicates less than 1% of the total number of outstanding equity interests of IMOTSC.
(1)	The column with respect to the beneficial ownership of the post-transaction IMOH shares set forth below assumes that: (1) there is no change in the beneficial ownership of Outdoor Channel common stock and equity interests of IMOTSC, as applicable, for any of the named stockholders or holders of equity interests, as applicable, or for any other executive officer that is part of the designated group, between and the date of the closing of the mergers; and (2) there are a total of 35,364,708 shares of IMOH common stock outstanding upon completion of the mergers.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information as of September 30, 2012 and for the year ended December 31, 2011 and for the nine month period ended September 30, 2012, gives effect to the acquisitions of Outdoor Channel and IMOTSC by IMOH. The unaudited pro forma condensed combined financial information shown below reflect historical financial information and have been prepared on the basis that the merger transaction is accounted for under ASC Topic 805—Business Combinations. Although IMOH will issue shares of its common stock to effect the merger transactions, for accounting purposes IMOTSC has been treated as the acquirer in the proposed merger transaction. See “Accounting Treatment” in this proxy statement/prospectus for more information on the accounting treatment afforded the merger transaction.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and the IMOTSC for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

The unaudited pro forma condensed combined financial information assume that, as part of a number of merger related transactions to occur simultaneously, IMOTSC and Outdoor Channel will become wholly owned subsidiaries of IMOH.

The following unaudited pro forma condensed combined statement of financial position at September 30, 2012 is presented on a basis to reflect the merger related transactions as if they had occurred on September 30, 2012. The following unaudited pro forma condensed combined statements of operations are presented on a basis to reflect the merger related transactions as if they had occurred on the first day of the earliest period presented, which is January 1, 2011. Pro forma adjustments are made in order to reflect the potential effect of the transaction on the unaudited pro forma condensed combined statement of operations.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial information and the notes thereto were based on, and should be read in conjunction with:

•	IMOTSC’s historical audited consolidated financial statements as of and for the year ended December 31, 2011 and notes thereto included elsewhere in this proxy statement/prospectus;

•	IMOTSC’s historical unaudited condensed consolidated financial statements for the nine month period ended September 30, 2012 and notes thereto included elsewhere in this proxy statement/prospectus.

•

Outdoor Channel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 9, 2012, including Outdoor Channel’s historical audited consolidated financial statements and notes thereto included in this Annual Report, which is incorporated by reference into this proxy statement/prospectus;

•

Outdoor Channel’s historical unaudited condensed consolidated financial statements and notes thereto included in its Quarterly Report on Form 10-Q for the nine month period ended September 30, 2012 filed with the SEC on November 9, 2012, which is incorporated by reference into this proxy statement/prospectus;

The process of valuing Outdoor Channel’s tangible and intangible assets and liabilities, as well as evaluating accounting policies for conformity to IMOHTSC, is still in the preliminary stages. Accordingly, the purchase price allocation adjustments included in the unaudited pro forma condensed combined financial statements are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information.

For purposes of the unaudited pro forma condensed combined financial information, IMOH has made preliminary allocations, where sufficient information is available to make a fair value estimate, to those tangible and intangible assets to be acquired and liabilities to be assumed based on preliminary estimates of their fair value as of September 30, 2012. A final determination of fair values, which cannot be made prior to the completion of the mergers, will include consideration of a final valuation. This final valuation will be based on the actual net tangible and intangible assets of Outdoor Channel that exist as of the date of completion of the mergers. IMOH currently expects that the process of determining fair value of the tangible and intangible assets acquired and liabilities assumed will be completed within one year of closing the merger transactions. Material revisions to IMOH’s preliminary estimates could be necessary as more information becomes available through the completion of this final determination. The actual amounts recorded following the completion of the mergers may be materially different from the information presented in this unaudited pro forma condensed combined financial information due to a number of factors, including:

•	timing of completion of the mergers;

•	changes in the price of Outdoor Channel’s common stock;

•	changes in the net assets of Outdoor Channel;

•	changes in market conditions and financial results which may impact cash flow projections in the preliminary valuations; and

•	other changes in market conditions which may impact the fair value of Outdoor Channel’s net assets.

IMOTSC’s and Outdoor Channel’s historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the merger transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not reflect any revenue enhancements, cost savings from operating efficiencies, synergies or other restructurings, or the costs and related liabilities that would be incurred to achieve such revenue enhancements, cost savings from operating efficiencies, synergies or restructurings, which could result from the merger.

The pro forma adjustments are based upon available information and assumptions that the managements of IMOH, IMOTSC and Outdoor Channel believe reasonably reflect the merger. The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of IMOH would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or the financial position of IMOH.

The accompanying unaudited pro forma condensed combined balance sheet, which is as of September 30, 2012, reflects a zero cash balance after the application of the pro forma adjustments described above. Management of the Outdoor Channel and IMOH believe that between September 30, 2012 and the closing date of the mergers, additional cash flows from operations will be generated.

InterMedia Outdoor Holdings, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2012

(in thousands)

	Historical IMOTSC	Historical OUTD	Pro Forma Adjustments		IMOH, Inc. Pro Forma
Assets
Current assets
Cash and cash equivalents	$3,738	$38,778	$145,200	a
			(84,794	) b
			23,944	c
			(6,500	) d
			(5,366	) e
			(115,000	) f	—
Investments in available-for-sale securities	—	19,964	(19,964	) c	—
Accounts receivable, net	15,592	14,400			29,992
Income taxes	—	336			336
Deferred tax assets, net	—	1,817	(1,817	) f	—
Programming and production costs	—	9,845			9,845
Subscriber acquisition fees, current portion	—	421			421
Inventories	2,179	—			2,179
Prepaid expenses and other	5,293	4,209			9,502

Total current assets	26,802	89,770	(64,297)		52,275
Property and equipment, net	4,729	13,346			18,075
Intangible assets, net	72,165	220	61,180	f	133,565
Goodwill	84,675	43,160	41,211	f	169,046
Investments in auction-rate securities	—	4,980	(1,000	) f	—
	—	—	(3,980	) c	—
Deferred tax assets, net	—	826	(826	) f	—
Subscriber acquisition fees, net of current portion	—	105			105
Other assets	6,195	255	4,800	a	11,250

Total assets	$194,566	$152,662	$37,088		$384,316

Liabilities and Shareholder’s Equity and Members’ Interest
Current liabilities
Accounts payable and accrued expenses	9,746	13,956	2,834	e	26,536
Current portion of long-term debt	50,294	—	7,000	a
			(50,294	) b	7,000
Current portion of deferred obligations	—	83			83
Current portion of unfavorable lease	—	174			174
Income taxes payable	—	288			288
Deferred revenue—current	16,793	1,781			18,574

Total current liabilities	76,833	16,282	(40,460)		52,655
Long-term debt	34,500	—	143,000	a
			(34,500	) b	143,000
Deferred tax liability—non-current	—	—	21,917	f	21,917
Deferred revenue—non-current	8,732	—			8,732
Deferred obligations	—	259			259
Unfavorable lease	—	549			549

Total liabilities	120,065	17,090	89,957		227,112

Shareholder’s equity and members’ interest
Preferred stock	—	—	—		—
Common stock	—	26	(26	) f
			11,363	f
			23,854	g	35,217
Additional paid-in capital	—	171,103	(6,500	) d
			(164,603	) f
			79,540	f
			85,262	g	164,802
Contributed members’ interest	109,116	—	(109,116	) g	—
Retained deficit	(34,615)	(35,557)	(8,200	) e
			35,557	f	(42,815)

Total shareholder’s equity and members’ interest	74,501	135,572	(52,869)		157,204

Total liabilities, shareholder’s equity and members’ interest	$194,566	$152,662	$37,088		$384,316

See Notes to Unaudited Condensed Combined Pro Forma Financial Data

InterMedia Outdoor Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Nine Months Ended September 30, 2012

(in thousands, except per share data)

	Historical IMOTSC	Historical OUTD	Pro Forma Adjustments		Pro Forma IMOH, Inc.
Revenues
Network & digital media	$27,625	$51,929			$79,554
Publishing	48,836	—			48,836

Total revenues	76,461	51,929	—		128,390

Operating expenses
Cost of revenues (exclusive of depreciation and amortization of property and equipment)	16,043	21,507			37,550
Marketing and selling	18,010	4,172			22,182
Distribution, circulation & fulfillment	9,877	—			9,877
Editorial	8,067	—			8,067
Other general expenses	8,562	22,962	(1,300	) (h)	30,224
Depreciation and amortization of property and equipment	1,015	2,137			3,152
Amortization of intangible assets	1,022	—	3,360	(i)	4,382
Gain on sale of assets, net	(62)	—			(62)

Operating income	13,927	1,151	(2,060)		13,018

Other Expenses
Interest expense	(3,583)	(58)	(3,887	) (j)	(7,528)
Other income (expenses), net	(4)	118			114

Total other income (expenses)	(3,587)	60	(3,887)		(7,414)

Income from continuing operations before provision (benefit) for income taxes	10,340	1,211	(5,947)		5,604
Provision (benefit) for income taxes	(19,136)	568	20,810	(k)	2,242

Net income from continuing operations	$29,476	$643	$(26,757)		$3,362

Pro forma earnings per share from continuing operations (note l):
Basic	$0.10

Diluted	$0.09

Number of shares, pro forma (note l):
Basic	35,217

Diluted	35,557

See Notes to Unaudited Condensed Combined Pro Forma Financial Data

InterMedia Outdoor Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Year Ended December 31, 2011

(in thousands. except for per share data)

	Historical IMOTSC	Historical OUTD	Pro Forma Adjustments		Pro Forma IMOH, Inc.
Revenues
Network & digital media	$28,362	$71,855			$100,217
Publishing	64,471	—			64,471

Total revenues	92,833	71,855	—		164,688

Operating expenses
Cost of revenues (exclusive of depreciation and amortization of property and equipment)	20,194	28,997			49,191
Marketing and selling	20,642	2,845			23,487
Distribution, circulation & fulfillment	12,650	—			12,650
Editorial	10,803	—			10,803
Other general expenses	10,883	30,385			41,268
Depreciation and amortization of property and equipment	1,534	2,874			4,408
Amortization of intangible assets	1,842	—	4,480	(i)	6,322
Gain on sale of assets, net	(48)	—			(48)

Operating income	14,333	6,754	(4,480)		16,607

Other Expenses

Interest expense	(4,884)	(84)	(5,076	)(j)	(10,044)
Other income (expenses), net	(9)	102			93

Total other income (expenses)	(4,893)	18	(5,076)		(9,951)

Income from continuing operations before provision for income taxes	9,440	6,772	(9,556)		6,656
Provision (benefit) for income taxes	2,542	4,927	(3,822	)(k)	3,647

Net income from continuing operations	$6,898	$1,845	$(5,734)		$3,009

Pro forma earnings per share from continuing operations (note l):
Basic	$0.09

Diluted	$0.08

Number of shares, pro forma (note l):
Basic	35,217

Diluted	35,557

See Notes to Unaudited Condensed Combined Pro Forma Financial Data

Notes to Unaudited Condensed Combined Pro Forma Financial Data

(in thousands)

Balance sheet pro forma adjustments:

a.	Reflects borrowing under new senior secured credit facilities. The pro forma impact on cash reflects the draw of the term loan ($140.0 million) and the line of credit ($10.0 million), less estimated debt issuance costs ($4.8 million), for a net increase in cash of $145.2 million. The pro forma impact on long-term debt reflects term loan borrowings of $140.0 million, less $7.0 million classified as a current liability since it will be due within one year.

b.	Reflects the repayment of existing debt of IMOTSC, at amounts outstanding as of September 30, 2012.
c.	Reflects the liquidation of investments in available-for-sale securities and auction-rate securities, which is planned immediately after the closing of the acquisition, at amounts outstanding as of September 30, 2012. Such amounts are being used to fund the acquisition.

d.	Reflects payment of the planned dividend to shareholders of Outdoor Channel.

e.	Reflects payment of $8.2 million in additional, estimated merger transaction costs not already incurred as of September 30, 2012. Of the total amount expected to be incurred, approximately $5.4 million is reflected as a reduction in available cash as of September 30, 2012 and $2.8 million is reflected as an increase in accrued liabilities at September 30, 2012.

f.	Reflects allocation of purchase price to assets and liabilities acquired, based on management’s estimate as indicated in the introduction to the Condensed Combined Pro Forma Financial Data. Total consideration consists of (i) $115.0 million paid in cash for cash election shares, (ii) issuance of 11,362,860 shares of common stock of IMOH, Inc. for stock election shares (with a fair market value of $90.9 million using $8.00 per share), and (iii) the value of liabilities assumed. Total consideration is estimated as follows:

Cash payment for cash election shares	$115,000
Issuance of shares for stock election shares	90,903
Liabilities assumed:
Accounts payable	13,956
Deferred obligations	342
Unfavorable lease	723
Taxes payable	288
Deferred revenue	1,781
Deferred income taxes for basis difference in assets acquired	21,917

Total purchase consideration	$244,910

The amount to be paid for the cash election (and used as fair market value for assumed shares to be issued) was based on negotiation between the parties to the transaction. A $1.00 increase per share of such price would increase the consideration (and related goodwill) by approximately $25.7 million.

An estimated allocation of total purchase consideration to assets acquired is as follows:

Fair value of assets acquired
Accounts receivable	$14,400
Income taxes receivable	336
Programming and production	9,845
Property and equipment	13,346
Subscriber acquisition costs	526
Prepaid expenses	4,209
Other assets	255
Estimated value of intangible assets (1)	61,400

Subtotal	104,317
Remaining value allocated to goodwill	84,371
Plus, cash and investments acquired (2)	56,222

Total assets acquired	$244,910

1.	Intangible assets acquired are based on managements best estimate and consist principally of (i) $9.4 million of advertiser relationships with a five year life and (ii) $52.0 million in affiliate agreements and trade names with an estimated amortization life of 20 years.
2.	Cash and investments acquired reflect the fair value amounts of cash and cash equivalents, available-for-sale securities and auction-rate securities as of September 30, 2012, less amounts expected to be paid prior to closing for a dividend to Outdoor Channel stockholders. The fair value of auction rate securities is approximately $1.0 million less than the carrying value as of September 30, 2012. See items (c) and (d) above.

The pro forma entry to reflect the estimated allocation of purchase price was determined as follows, after consideration of the existing carrying value of historical assets and liabilities on the September 30, 2012 balance sheet of Outdoor Channel:

Assets:
Use of cash for cash election shares	$(115,000)
Adjustment to historical value of auction-rate securities	(1,000)
Adjustment to historical value of intangible assets	61,180
Adjustment to historical value of goodwill	41,211
Adjustment to historical value of deferred income taxes	(2,643)

Total impact on assets	$(16,252)

Liabilities, Shareholders’ Equity and Members’ Interests:
Establish deferred income taxes for basis difference	$21,917
Elimination of Outdoor Channel historical common stock	(26)
Elimination of Outdoor Channel historical additional paid-in capital, after planned dividend payment	(164,603)
Elimination of Outdoor Channel historical retained deficit	35,557
Issuance of IMOH shares for share election
Par value (at $1 per share)	11,363
Paid in capital in excess of par	79,540

Total impact on shareholders’ equity and members’ deficit	$(16,252)

g.	Reflects the elimination of historical members’ interest in IMOTSC and the issuance of 23,854,112 shares (par value $1.00) by IMOH to the members of IMOTSC as part of the acquisition transaction.

Income statement pro forma adjustments:

h.	Reflects the elimination of non-recurring transaction expenses incurred during the period presented and which are directly attributable to the transaction.

i.	Reflects an increase in amortization expense of intangible assets acquired, as follows:

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Amortization of advertiser relationships, utilizing a straight-line basis over 5-year life	$1,410	$1,880
Amortization of $52.0 million of affiliate agreements and tradenames, utilizing a straight-line basis over 20-year life	1,950	2,600

	$3,360	$4,480

j.

Reflects a net increase for the periods presented, comprised of (i) interest expense on the new senior secured credit facility, (ii) amortization of estimated debt issue costs for the new senior secured credit facility which amortization is reflected as a component of interest expense, and less (iii) elimination of historical interest expense on the existing indebtedness of IMOTSC, which indebtedness will be retired using a portion of the proceeds from the new senior secured credit facility. For purposes of the pro forma adjustment, the interest on the new indebtedness has been assumed to be based on a full draw of both the term loan and related line of credit for the periods presented. The rate is based on LIBOR (with a floor of 1.0%) plus a margin of 5.0%, or 6.0%, based on the terms of such facility. The amortization of debt issue costs has been computed using an effective interest rate method over the scheduled five year term of the facility:

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
Interest on new credit facility ($150 million at 6.0%)	$6,750	$9,000
Amortization of debt issuance costs ($4.8 million over five years)	720	960
Elimination of historical interest expense on debt being retired	(3,583)	(4,884)

Net pro forma adjustment	$3,887	$5,076

The impact of a 1/8% increase or decrease in interest rates would increase or decrease interest expense by $0.2 million on an annual basis.

k.	Reflects the pro forma income tax impact of the income statement pro forma adjustments, using an assumed effective incremental tax rate of 40%. Also reflects elimination of the benefit from the reversal of valuation allowance in the historical results of IMOTSC, as such allowance would not have been necessary had the transaction taken place as of the beginning of the earliest period presented.

l.	As proposed by this transaction, IMOH will issue 11,362,860 shares of common stock to Outdoor Channel shareholders under the OUTD Exchange Ratio (which is 1:1). Such amount was computed based on the shares reported outstanding by OUTD at September 30, 2012 (25,950,532 shares), less: (i) restricted stock awards (RSA’s) that have not vested (340,114 shares), plus (ii) restricted stock units (RSU’s) that are not outstanding in shares but will vest at closing (127,442 shares), and less (iii) the number of shares that will be settled under the cash election (14,375,000 shares). Members of IMOTSC will be entitled to receive 23,854,227 shares of IMOH common stock in the aggregate in exchange for their member interests of IMOTSC. As a result, IMOH will have 35,217,087 shares outstanding at close. Fully diluted pro forma earnings per share reflects an additional 340,114 shares for the impact of the unvested RSA’s of Outdoor Channel at September 30, 2012, which awards will be assumed by IMOH.

DESCRIPTION OF IMOH CAPITAL STOCK

The following summary of the terms of the capital stock of IMOH is not meant to be complete and is qualified by reference to the relevant provisions of the DGCL and the New Certificate of Incorporation and the New Bylaws to be adopted at the effective time of the mergers. Copies of the New Certificate of Incorporation and the New Bylaws are incorporated by reference and will be sent to holders of shares of IMOH common stock and Outdoor Channel common stock upon request. Please see “Where You Can Find More Information” below.

Authorized Capital Stock

Pursuant to its restated certificate of incorporation, IMOH is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The total number of shares of all classes of stock that IMOH has authority to issue is 110,000,000, consisting of 100,000,000 shares of common stock, with a par value of $0.001 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, with a par value of $0.001 per share (the “Preferred Stock”).

IMOH Common Stock

Dividend Rights

Subject to applicable law and the rights, if any, of the holders of outstanding Preferred Stock, if any, dividends may be declared and paid on the Common Stock at such times and in such amounts as the board of directors of IMOH in its discretion may determine.

Voting Rights

Except as may otherwise be provided in IMOH’s New Certificate of Incorporation, by applicable law, or by a Preferred Stock designation, each holder of Common Stock has the exclusive right to vote, and is entitled to one vote for each share of Common Stock held of record by such holder, on all matters on which stockholders generally are entitled to vote, including the election of directors to the board of directors of IMOH.

Right to Receive Liquidation Distributions

Upon the dissolution, liquidation or winding up of IMOH, subject to the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of the Common Stock will be entitled to receive the assets of IMOH available for distribution to its stockholders ratably in proportion to the number of shares held by them.

IMOH Blank Check Preferred Stock

The board of directors of IMOH is authorized to issue the Preferred Stock in one or more series and to fix the number of shares to be included in any such series and the designation, relative powers, preferences, rights and qualifications, limitations or restrictions of such series. The authority of the board of directors of IMOH with respect to each such series includes, without limiting the generality of the foregoing, the determination of any or all of the following:

•	the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

•	the voting powers, if any, and whether such voting powers are full or limited in such series;

•	the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

•	the rights of such series upon the voluntary or involuntary liquidation of, or upon any distribution of the assets of, IMOH; and

•	any other relative, participating, optional or other special powers, preferences or rights and qualifications, limitations or restrictions thereof.

Registration Rights

In connection with the merger agreement, the Investors and IMOH entered into the Registration Rights Agreement, dated as of November 15, 2012, pursuant to which, after the consummation of the mergers, the Investors will, among other things and subject to the terms and conditions set forth therein, have certain demand and so-called “piggy back” registration rights with respect to their shares of IMOH common stock.

Under the Registration Rights Agreement, after the consummation of the mergers, any Initiating Holder may demand that IMOH register the offer and sale of all or a portion of such Investor’s IMOH common stock under the Securities Act, so long as the anticipated aggregate offering amount of the securities to be offered to the public (based on the average of the daily closing price of the securities for the 30 immediately preceding trading days) is (i) at least $20 million if registration is to be effected pursuant to a registration statement on Form S-1 or a similar “long-form” registration or (ii) at least $5 million if registration is to be effected pursuant to a registration statement on Form S-3 or a similar “short-form” registration.

Transfer Agent and Registrar for IMOH

             will be the transfer agent and registrar for the IMOH common stock.

Stock Exchange Listing of IMOH Common Stock

IMOH intends to apply for a listing of its common stock for trading on NASDAQ, and it is anticipated that its symbol will be “OUTD.”

Other Provisions of the New Certificate of Incorporation and the New Bylaws

Corporate Opportunities

IMOH’s stockholders, their affiliates and the directors elected or appointed to IMOH’s board of directors by IMOH’s stockholders: (i) may have participated, directly or indirectly, and may continue to participate in businesses that are similar to or compete with the business of IMOH; (ii) may have interests in, participate with, aid and maintain seats on the board of directors of other such entities; and (iii) may develop opportunities for such entities. These individuals may encounter business opportunities in such capacities that IMOH or its stockholders may desire to pursue. These individuals (other than the Chief Executive Officer, who may also serve as a director) will have no obligation to IMOH to present any such business opportunity to IMOH before presenting and/or developing such opportunity with anyone else, other than any such opportunities specifically presented to any such stockholder or director for IMOH’s benefit in his or her capacity as a stockholder or director of IMOH. In any such case, to the extent a court might hold that the conduct of such activity is a breach of a duty to IMOH, IMOH has waived any and all claims and causes of action that IMOH believes that it may have for such activities.

Removal of Directors

Any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of IMOH, voting together as a single class.

Annual Meetings of Stockholders

The New Bylaws require a stockholder proposing business at an annual meeting of IMOH stockholders to provide advance notice and submit certain information concerning the stockholder, certain beneficial owners of the related stock and their respective affiliates in connection with making such proposal.

Indemnification of Specified Directors

The New Certificate of Incorporation provides the right of the Specified Directors to indemnification and advancement of expenses provided by the Fund Indemnitors such that (i) IMOH’s obligations to provide indemnification or advance expenses to the Specified Directors are primary and any obligation of the Fund Indemnitors to advance expenses are secondary, (ii) IMOH shall be required to advance the full amount of expenses incurred by the Specified Directors and shall be liable for the full amount amounts paid in settlement to the extent not prohibited by applicable law, without regard to any rights the Specified Directors may have against the Fund Indemnitors and (iii) IMOH releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.

Amendment of the New Certificate and the New Bylaws

The DGCL requires the approval of the board of directors and holders of a majority of the voting power of the outstanding stock to amend the New Certificate. In addition, the DGCL requires the affirmative vote of the holders of the outstanding shares of a class of stock, voting as a separate class, in the event the amendment would, among other reasons, alter or change the powers, preferences or special rights of the class so as to affect them adversely.

The board of directors of IMOH has the power to make, alter, amend and repeal IMOH’s New Bylaws and to make new bylaws; provided, that the stockholders of IMOH may make additional bylaws and may alter and repeal any bylaws whether such bylaws were originally adopted by the stockholders or the board of directors.

Delaware Law Regulating Corporate Takeovers

The provisions of Section 203 of the DGCL regulate corporate takeovers by, in general, prohibiting a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions.

Limitation of Liabilities and Indemnification

Exculpation and Indemnification

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit. IMOH’s certificate of incorporation limits the personal liability of a director to IMOH and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

In addition, Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. IMOH’s certificate of incorporation provides for indemnification of directors or officers of IMOH for any liability incurred in their official capacity to the fullest extent permissible under the DGCL.

Merger Agreement Provisions Relating to Outdoor Channel and IMOTSC Directors and Officers

Under the terms of the merger agreement, IMOH, Outdoor Channel and IMOTSC have agreed that all rights of indemnification to Outdoor Channel’s and IMOTSC’s current and former directors, officers, managers and members, and any person who assumes such position prior to the effective date, provided by Outdoor Channel or IMOTSC, as applicable, in their respective organizational documents or indemnification contracts will survive the mergers and continue in full force and effect and will be assumed and performed by IMOH, Outdoor Channel and IMOTSC after consummation of the mergers. In addition, IMOH has agreed that, upon its, Outdoor Channel’s and IMOTSC’s future merger or sale after the consummation of the mergers, it will make proper provision so that the successors and assigns of IMOH, Outdoor Channel and IMOTSC, as applicable, assumes such indemnification obligations.

In addition, the merger agreement requires that IMOH maintain either (i) “tail” insurance policies purchased by Outdoor Channel and IMOTSC may with a claims period of no more than six years from the effective time of the mergers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels no less favorable than Outdoor Channel’s and IMOTSC’s existing policies, or (ii) maintain Outdoor Channel’s and IMOTSC’s current directors’ and officers’ liability insurance policies for a period of six years from the effective time of the mergers or obtain substitute policies, in each case that provides coverage for events occurring on or before the effective time of mergers. The terms of the insurance policies will be no less favorable than Outdoor Channel’s and IMOTSC’s respective existing policies, unless the annual premiums of the policies would exceed 225% of the current policies’ premiums as of the date of the merger agreement, in which case the coverage will be the greatest amount of coverage available for a premium amount not exceeding 225% of such current premiums.

COMPARISON OF STOCKHOLDER RIGHTS

The following is a summary of the material differences between the rights of Outdoor Channel and IMOH stockholders. The following discussion is not intended to be complete and is qualified by reference to the certificate of incorporation and bylaws of Outdoor Channel, the New Certificate of Incorporation, the New By-laws and the DGCL. Copies of these documents will be sent to Outdoor Channel stockholders upon request. We encourage you to refer to the relevant portions of the certificate of incorporation and bylaws of Outdoor Channel, the New Certificate of Incorporation, the New By-laws and the Stockholder Agreement, each of which is incorporated in this document by reference, and the relevant provisions of the DGCL. See “Where You Can Find More Information.”

	Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders
Authorized Capital Stock	Outdoor Channel is authorized to issue 100,000,000 shares of stock, consisting of 75,000,000 shares of Common Stock, par value $0.001 per share and 25,000,000 shares of Preferred Stock, par value $0.001 per share.	IMOH is authorized to issue 110,000,000 shares, divided into 100,000,000 shares of Common Stock, with the par value of $0.001 per share, and 10,000,000 shares of Preferred Stock, with the par value of $0.001 per share.

	The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock.	The authorized number of shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock entitled to vote, and no separate vote of such class of stock the authorized number of which is to be increased or decreased is necessary to effect the change.

	The board of directors is authorized to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to Delaware law, to establish the number of shares to be included in each series, and to fix the preferences and rights and qualifications of the shares of each series.	The board of directors is authorized to provide for series of Preferred Stock and to fix the number of shares constituting such series and the designation of such series, the voting and other powers of the shares, and preferences and rights and qualifications of the shares of each series. The powers, preferences and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Voting	Each holder of Common Stock is entitled to one vote per share of Common Stock held on each matter submitted to Outdoor Channel’s stockholders for their vote.	Except as otherwise provided, each holder of Common Stock is entitled to one vote per share of Common Stock held on all matters on which stockholders generally are entitled to vote.

	Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders
	Holders of Common Stock are not entitled to vote on amendments to the Certificate of Incorporation that relate solely to the terms of outstanding series of Preferred Stock if the holders of the affected series are entitled to vote thereon.	Except as otherwise provided, holders of Preferred Stock as such are not entitled to any voting powers.

Dividends	The Old Certificate of Incorporation is silent as to dividends.	Under the New Certificate of Incorporation, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board in its discretion determines.

Dissolution	The Old Certificate of Incorporation is silent as to treatment of stockholder rights upon dissolution.	Under the New Certificate of Incorporation, upon dissolution or liquidation, subject to the rights of the Preferred Stock holders, the holders of Common Stock are entitled to receive the assets of IMOH available for distribution to its Stockholders ratably in proportion to the number of shares held.

Board of Directors

Business and affairs are managed by the board of directors, which is empowered to exercise all powers as may be exercised by Outdoor Channel.

The directors need not be elected by written ballot unless the bylaws so provide.

Subject to the rights of the holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the board.

Business and affairs are to be managed by the Board. Except as otherwise provided with respect to the rights of the Preferred Stock holders to elect additional directors, the total number of directors constituting the entire Board is to be not less than 6 nor more than 15, with the then-authorized number of directors being fixed by the Board.

During any period when the Preferred Stock holders have the right to elect additional directors: (i) the total number of directors will automatically increase by the specified number of additional directors, and the Preferred Stock holders will be entitled to elect the additional directors, and (ii) each additional director will serve until such director’s successor has been duly elected and qualified, or until such director’s right to hold such office terminates, whichever occurs earlier. Whenever the holders of Preferred Stock are divested of the right to elect additional directors pursuant to the provisions of such stock, the terms of office of the additional directors elected by the Preferred Stock holders will terminate and the total number of directors of will be reduced accordingly.

	Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders
Stockholder Action

Under the Old Certificate of Incorporation, any action taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Special meetings of stockholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors.

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders are to be given in the manner provided in the bylaws.

The New Certificate of Incorporation does not contain provisions relating to stockholder action.

Staggered Board	Other than additional directors if any elected by the Preferred Stock holders, the directors are to be divided into 3 classes, to serve 3 year terms, with the terms of each class of directors to expire on successive years, with each director to hold office until his or her successor has been duly elected and qualified.	The board is to be divided into three classes, as nearly equal in number as possible. Each class serves a 3 year term until the election and qualification of their respective successors in office. In case of any increase or decrease in the number of directors (other than Preferred Stock Directors), the number of directors in each class are to be apportioned as nearly equal as possible.

Vacancies and Newly Created Directorships	Subject to the rights of Preferred Stock holders, newly created directorships resulting from any increase in the number of directors or any vacancies in the board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by the vote of the directors then in office, though less than a quorum (and not by stockholders), and directors so chosen shall serve for a term expiring at the annual meeting of stockholders.	Subject to the rights of Preferred Stock holders, newly created directorships resulting from any increase in the number of directors or any vacancies in the board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board. Any director so chosen holds office until the next election of the class for which the director has been chosen.

	Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders
Removal of Directors for Cause	Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.	Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Limitation of Liability

A director of Outdoor Channel will not be personally liable to Outdoor Channel or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Outdoor Channel or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further limiting personal liability of directors, then the liability of a director will be eliminated or limited to the fullest extent permitted.

Any repeal or modification of the above provision will not adversely affect any right or protection of a director of Outdoor Channel existing at the time of such repeal or modification.

To the fullest extent permitted under the DGCL, no director is to be personally liable to IMOH or its stockholders for monetary damages for breach of fiduciary duty as a director.

Any amendment or repeal of the above provision will not adversely affect any right or protection of such director in respect of any act or omission occurring prior to the time of the amendment or repeal.

Indemnification	The Old Certificate of Incorporation does not contain indemnification provisions.

Right to Indemnification

IMOH will indemnify and hold harmless, to the fullest extent permitted by law, any person (a “Covered Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of IMOH or, while a director or officer of IMOH, is or was serving at the request of IMOH as a director, officer,

Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders
employee or agent of another entity or enterprise, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided, IMOH will be required to indemnify a Covered Person in connection with a Proceeding commenced by such Covered Person only if the commencement of the Proceeding by the Covered Person was authorized by the Board.

Prepayment of Expenses

IMOH will pay expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, that, to the extent required by law, such prepayment is to be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified.

Claims

If a claim for indemnification or advancement is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by IMOH, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, is entitled to be paid the expense of prosecuting such claim. In any such action IMOH has the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses.

Nonexclusivity of Rights The rights conferred on any Covered Person are not exclusive of any other rights that such Covered Person may have or hereafter acquire.

	Rights of Outdoor Channel Stockholders	Rights of IMOH Stockholders

Other Sources

IMOH’s obligation, if any, to indemnify or advance expenses to any Covered Person serving at its request as a director, officer, employee or agent of another entity or enterprise will be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity.

Adoption, Amendment or Repeal of By-Laws	The board of directors is expressly empowered to adopt, amend or repeal bylaws of Outdoor Channel. Any adoption, amendment or repeal of the bylaws by the board requires approval of a majority of the board. The stockholders also have the power to adopt, amend or repeal the bylaws of Outdoor Channel; provided, however, that in addition to any vote of the holders of any stock of Outdoor Channel required by law or the certificate of incorporation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws.	In furtherance and not in limitation of the powers conferred by Delaware law, the board is expressly authorized to adopt, amend and repeal by-laws, subject to the power of the stockholders to adopt, amend and repeal any by-laws whether adopted by them or otherwise. Notwithstanding any other provisions of the New Certificate of Incorporation or by-laws, but in addition to any affirmative vote of the holders of any particular class of stock of IMOH required by applicable law or the New Certificate of Incorporation, the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares of the then outstanding voting stock of IMOH, voting together as a single class, shall be required for the Stockholders to adopt new By-laws or to alter, amend or repeal the by-laws.

Section 203	The Old Certificate of Incorporation is silent as to Section 203 of the DGCL.	The New Certificate of Incorporation is silent as to Section 203 of the DGCL.

Certificate Amendments	Outdoor Channel reserves the right to amend or repeal any provision contained in the Old Certificate of Incorporation in the manner prescribed by Delaware law and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, except as otherwise provided, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the outstanding shares of the capital stock of Outdoor Channel entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal certain of the articles of the Old Certificate of Incorporation.	IMOH reserves the right at any time to amend or repeal any provision contained in the New Certificate of Incorporation, and add other provisions authorized by Delaware law at the time in force; and all rights, preferences and privileges conferred upon stockholders, directors or any other persons by and pursuant to the New Certificate of Incorporation are granted. Except as otherwise provided, the affirmative vote of the holders of at least 66 2/3% of the voting power of the shares of the outstanding voting stock of IMOH, voting together as a single class, is required to amend, repeal or adopt any provisions inconsistent with certain of the articles of the New Certificate of Incorporation.

DISSENTERS’ APPRAISAL RIGHTS

Under Delaware law, an Outdoor Channel stockholder may be entitled to dissenters’ rights of appraisal in connection with the merger, provided that such shareholder meets all of the conditions set forth in Section 262 of the Delaware General Corporation Law (the “DGCL”). In particular, under Delaware law, appraisal rights are only available if, among other things, stockholders are required to accept cash for their shares (other than cash in lieu of fractional shares). Therefore, with respect to any shares of Outdoor Channel common stock for which such shareholder did not elect to receive cash merger consideration, but would be required under the merger agreement to receive cash merger consideration (other than cash in lieu of fractional shares of Outdoor Channel common stock), such shareholder may have the right, if the shareholder does not vote in favor of the merger agreement, in lieu of receiving the cash merger consideration for those shares, to obtain payment in cash for the “fair value” of those shares as determined by the Delaware Chancery Court. Pursuant to Section 262 of the DGCL, or Section 262, Outdoor Channel stockholders who do not vote in favor of the merger and who comply with the applicable requirements of Section 262 will have the right to seek appraisal of the fair value of such shares as determined by the Delaware Chancery Court if the merger is completed. It is possible that the fair value as determined by the Court may be more or less than, or the same as, the merger consideration. Stockholders should note that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the mergers, are not opinions as to, and do not in any manner address, fair value under the DGCL.

Outdoor Channel reserves the right to take the position that appraisal may only be sought with respect to shares described in the second sentence of this paragraph, and may not be exercised with respect to any shares as to which cash was elected or stock was received.

Outdoor Channel stockholders electing to exercise appraisal rights must comply with the strict procedures set forth in Section 262 in order to demand and perfect their rights. SINCE THE FINAL ALLOCATION OF CASH AND STOCK MERGER CONSIDERATION WILL NOT BE DETERMINED UNTIL THE CLOSING OF THE MERGER, ANY STOCKHOLDER WISHING TO PRESERVE THEIR RIGHTS TO APPRAISAL MUST MAKE A DEMAND FOR APPRAISAL NOW AS DESCRIBED BELOW.

The following is intended as a brief summary of the material provisions of Section 262 required to be followed by dissenting Outdoor Channel stockholders wishing to demand and perfect their appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is subject to and qualified in its entirety by reference to Section 262, the full text of which appears in Annex C to this proxy statement/prospectus.

Under Section 262, Outdoor Channel is required to notify stockholders not less than 20 days before the special meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with that notice.

THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES OUTDOOR CHANNEL’S NOTICE TO ITS STOCKHOLDERS OF THE AVAILABILITY OF APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER UNDER SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

All Outdoor Channel stockholders wishing to consider exercising their appraisal rights should carefully review the text of Section 262 set forth in Annex C to this proxy statement/prospectus and consult a legal advisor. If a shareholder fails to timely and properly comply with the requirements of Section 262, that shareholder’s appraisal rights may be lost. To exercise appraisal rights with respect to your shares of Outdoor Channel common stock, a shareholder must:

•	NOT deliver an executed copy of the enclosed proxy card;

•	deliver to Outdoor Channel a written demand for appraisal of your shares before the date of the special meeting, as described further below under “—Written Demand and Notice”;

•	continuously hold shares of Outdoor Channel common stock through the date the merger is consummated; and

•	otherwise comply with the procedures set forth in Section 262.

Only a holder of record of shares of Outdoor Channel common stock, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert appraisal rights for the shares of common stock registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder’s name appears on their stock certificates, and must state that such person intends thereby to demand appraisal of his or her shares of Outdoor Channel common stock in connection with the proposed merger. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Outdoor Channel. The beneficial owner must, in such cases, have the registered stockholder submit the required demand in respect of those shares.

If the shares of Outdoor Channel common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Outdoor Channel common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. Stockholders who hold their shares of Outdoor Channel common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

Failure to strictly follow the procedures set forth in Section 262 may result in the loss, termination or waiver of appraisal rights. Stockholders who vote in favor of the adoption and approval of the merger agreement, the merger and its related transactions will not have a right to have the fair market value of their shares of Outdoor Channel common stock determined. However, failure to vote in favor of the merger agreement, the merger and its related transactions is not sufficient to perfect appraisal rights. If a stockholder desires to exercise your appraisal rights, that stockholder must also submit to Outdoor Channel a written demand for payment of the fair value of the Outdoor Channel common stock held. In order to assist stockholders in determining whether to exercise appraisal rights, copies of Outdoor Channel’s unaudited financial statements for the nine months ended September 30, 2012 are incorporated by reference in this proxy statement/prospectus.

Written Demand and Notice

A written demand for appraisal should be filed with Outdoor Channel before the special meeting. The demand notice shall be sufficient if it reasonably informs Outdoor Channel of the stockholder’s identity and that such stockholder wishes to seek appraisal with respect to its shares of Outdoor Channel common stock. All demands should be delivered to: Outdoor Channel, 43455 Business Park Drive, Suite 103, Temecula, California 92590, Attention: General Counsel.

IMOH, within ten (10) days after the effective date of the merger, will notify each stockholder who has complied with Section 262 and who has not voted in favor of the merger, that the merger has become effective.

Judicial Appraisal

Within 120 days after the effective time, Outdoor Channel or any stockholder who is entitled to appraisal rights and has otherwise complied with Section 262 may file a petition with the Delaware Court of Chancery demanding a determination of the value of the common stock of Outdoor Channel held by all such stockholders. At the hearing on such petition, the Court shall determine which stockholders are entitled to an appraisal of their shares and may require the stockholders who have demanded appraisal to submit their certificates to the Register in Chancery so an appropriate legend can be placed on them. Failure to comply with this requirement may result in the dismissal of the appraisal proceedings with respect to such stockholder’s shares.

After the Delaware Court of Chancery determines the holders of common stock entitled to appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through this proceeding, the Delaware Court of Chancery shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, to be paid, if any, upon the amount determined to be “fair value” in an appraisal proceeding. In determining the fair value of the shares the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective time and the date of payment of the judgment.

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of Outdoor Channel common stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the Outdoor Channel common stock, except for dividends or distributions, if any, payable to stockholders of record at a date before the merger.

Request for Appraisal Data

If a stockholder submits a written demand for appraisal of its shares of Outdoor Channel common stock and otherwise properly perfects its appraisal rights, such stockholder may, upon written request mailed to IMOH within 120 days after the effective time, receive a written statement identifying (1) the aggregate number of shares of Outdoor Channel common stock which were not voted in favor of the adoption and approval of the merger agreement, the merger and its related transactions and with respect to which Outdoor Channel has received written demands for appraisal; and (2) the aggregate number of holders of such shares. IMOH will mail this statement to you within ten (10) days after receiving your written request. If no petition is filed by either IMOH or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that IMOH will file a petition with respect to the appraisal of the fair value of their shares or that IMOH will initiate any negotiations with respect to the fair value of those shares. IMOH will be under no obligation to take any action in this regard and has no present intention to do so. Accordingly, it is the obligation of stockholders who wish to seek appraisal of their shares of Outdoor Channel common stock to initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Withdrawal

Even if a stockholder submits a written demand for appraisal of its shares of Outdoor Channel common stock and otherwise properly perfect your appraisal rights, such stockholder may withdraw its demand at any time after the effective time, except that any such attempt to withdraw made more than 60 days after the effective time will require the written approval of IMOH and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. The foregoing, however, will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered under the merger agreement within 60 days after the effective time. If stockholder withdraws its demand, such stockholder will be deemed to have accepted the terms of the merger agreement, which are summarized in this proxy statement/prospectus and which is attached in its entirety as Annex C.

Tax Considerations

If a stockholder elects to exercise its appraisal rights, the payment in cash of the fair value of its shares of Outdoor Channel common stock will be a taxable transaction to such stockholder as described in the section of this proxy statement/prospectus entitled “Material U.S. Federal Income Tax Consequences.” Stockholders considering exercising appraisal rights should consult with their own tax advisors with regard to the tax consequences of such actions.

The foregoing summary is not intended to be a complete statement of the procedures for exercising appraisal rights under Section 262 and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached as Annex C to this proxy statement/prospectus. Outdoor Channel urges any stockholder wishing to exercise appraisal rights, if any, to read this summary and Section 262 carefully, and to consult legal counsel before attempting to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of statutory appraisal rights, if any.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following discussion describes the material U.S. federal income tax consequences of the mergers that are generally applicable to U.S. holders of Outdoor Channel common stock. This discussion is based on the Code, applicable Treasury regulations, judicial authority and administrative rulings and practices of the IRS as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion assumes that the mergers will be completed in accordance with the terms of the merger agreement. No ruling has been or will be sought from the IRS as to the U.S. federal income tax consequences of the mergers, and the following summary is not binding on the IRS or the courts. As a result, the IRS could adopt a contrary position, and such a contrary position could be sustained by a court.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Outdoor Channel common stock that holds such stock as a capital asset, within the meaning of the Code, and is (i) a citizen or individual resident of the United States, as such residency is determined for U.S. federal income tax purposes; (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (y) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Outdoor Channel common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership holding Outdoor Channel common stock (or a partner or other owner in such partnership) should consult its tax advisor regarding the tax consequences of the mergers.

This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers that may be relevant to U.S. holders in light of their particular circumstances. In addition, this discussion does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax laws, such as banks, insurance companies, tax-exempt entities, financial institutions, dealers or traders in securities, persons holding Outdoor Channel common stock as part of a straddle, hedge or conversion transaction, certain former citizens or long-term residents of the United States and non-U.S. holders. This discussion may not be applicable to U.S. holders who acquired Outdoor Channel common stock pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion does not consider the effect of any U.S. federal estate, gift or other non-income tax consequences, or any state, local or foreign tax consequences or the tax consequences of any transactions other than the mergers. Holders of Outdoor Channel common stock are urged to consult their tax advisors as to the particular tax consequences to them of the mergers.

Material Tax Consequences of the Mergers

The obligation of Outdoor Channel to consummate the Outdoor Channel merger is conditioned on the receipt by Outdoor Channel of an opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Outdoor Channel, dated the date of the effective time of the Outdoor Channel merger, to the effect that for U.S. federal income purposes the mergers, taken together, will constitute an exchange described in Section 351 of the Code, and the obligation of IMOTSC to consummate the IMOTSC merger is conditioned on the receipt by IMOTSC of a similar opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to IMOTSC, dated the date of the effective time of the IMOTSC merger. These opinions of counsel will be based in part upon customary representations, made as of the effective time of the mergers, by Outdoor Channel, IMOH and IMOTSC, which counsel will assume to be true, correct and complete. If such representations are inaccurate, the opinions of counsel could be adversely affected. An opinion of counsel is not binding on the IRS or any court, and there can be no assurance that the IRS or a court will agree with the conclusions of counsel.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Outdoor Channel has received a legal opinion to the same effect as the opinion described above, and the following summary assumes that the mergers, taken together, will constitute an exchange described in Section 351 of the Code.

If the mergers, taken together, constitute an exchange described in Section 351 of the Code, a U.S. holder of Outdoor Channel common stock that, pursuant to the Outdoor Channel merger, exchanges Outdoor Channel common stock for IMOH common stock will not recognize gain or loss upon such exchange. A U.S. holder of Outdoor Channel common stock that exchanges such stock for a combination of IMOH common stock and cash would recognize gain (but not loss) to the extent of the lesser of the amount of gain realized or the amount of cash received. A U.S. holder of Outdoor Channel common stock that receives only cash in the Outdoor Channel merger would recognize any gain or loss realized. Any such gain or loss would be capital gain or loss, and would be long-term capital gain or loss if the Outdoor Channel common stock was held for more than one year. Long-term capital gains are subject to tax at favorable rates for non-corporate holders; the use of capital losses is subject to substantial limitations. The aggregate tax basis of any IMOH common stock received by a U.S. holder will be equal to the aggregate tax basis of the Outdoor Channel common stock surrendered by such holder, increased by the amount of any gain recognized and decreased by the amount of any cash received, and the holding period of any IMOH common stock received by a U.S. holder will include the holding period of the Outdoor Channel common stock surrendered by such U.S. holder.

None of Outdoor Channel, IMOH, or IMOTSC will recognize gain or loss as result of the mergers.

Information Reporting

If an Outdoor Channel stockholder (i) owns at least 5% (by vote or value) of the total outstanding Outdoor Channel common stock immediately before the effective time of the Outdoor Channel merger or (ii) holds its Outdoor Channel common stock with a basis of at least $1 million immediately before the effective time of the Outdoor Channel merger, such stockholder will be required to attach to its federal income tax return for the year in which the closing of the Outdoor Channel merger occurs a statement or statements setting forth certain information relating to the mergers as prescribed by applicable Treasury regulations.

Backup Withholding

Backup withholding may apply with respect to the cash received by a U.S. holder of Outdoor Channel common stock unless the stockholder comes within certain exempt categories and, when required, demonstrates this fact, or provides a correct taxpayer identification number (typically by completing and signing an IRS Form W-9), certifies as to no loss of exemption from backup withholding and that such holder is a U.S. person (including a U.S. resident alien) and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

The foregoing discussion of U.S. federal income tax consequences is not intended to constitute a complete description of all tax consequences relating to the mergers. The tax consequences of the mergers to a holder of Outdoor Channel common stock will depend upon the facts of the stockholder’s particular situation. Because individual circumstances may differ, Outdoor Channel stockholders are urged to consult with their own tax advisor regarding the applicability of the rules discussed above and the particular tax effects of the mergers, including the application of state, local and non-U.S. tax laws.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison, LLP, special counsel to IMOH, will pass on the validity of the IMOH common stock to be issued to Outdoor Channel stockholders and InterMedia Unit Holders pursuant to the mergers. Certain U.S. federal income tax consequences relating to the Outdoor Channel merger will be passed upon for Outdoor Channel by Wilson Sonsini Goodrich & Rosati, P.C. Certain U.S. federal income tax consequences relating to the IMOTSC merger will be passed upon for IMOTSC by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

EXPERTS

The consolidated financial statements of Outdoor Channel Holdings, Inc. and subsidiaries included in Outdoor Channel Holdings, Inc. Annual Report (Form 10-K) for the year ended December 31, 2011 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IMOH and its subsidiaries as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 included in this proxy statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to IMOTSC entering into a definitive merger agreement, the related financing commitment and the material adverse effect should the financing commitment be withdrawn as described in Notes 8 and 16 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Any stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in Outdoor Channel’s proxy statement/prospectus and form of proxy for its 2013 annual meeting of stockholders, which will only be held if the Outdoor Channel merger is not consummated, must be received by Outdoor Channel on or before             . Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the proxy statement/prospectus and form of proxy. Any such proposal should be mailed to: Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 103, Temecula, CA 92590, Attention: Corporate Secretary.

Stockholder proposals or director nominations to be presented at the 2013 annual meeting of stockholders, other than stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act, must be delivered to, or mailed and received at, Outdoor Channel’s principal executive offices not less than 90 days nor more than 120 days in advance of the one year anniversary of the date Outdoor Channel’s proxy statement/prospectus was released to stockholders in connection with the previous year’s annual meeting of stockholders. For its 2013 annual meeting of stockholders, which will only be held if the Outdoor Channel merger is not consummated, Outdoor Channel must receive such proposals and nominations no earlier than          and no later than         . If the date of the mailing of the notice for the 2013 annual meeting has been changed by more than 30 calendar days from the first anniversary of the date of mailing of the notice for the previous year’s annual meeting, stockholder proposals or director nominations must be received no earlier than the 120th day prior to the date of mailing of the notice and no later than the close of business on the later of the 90th day prior to the mailing of the notice or the 10th day following the day on which public announcement of the date of mailing of the notice for the 2013 annual meeting is first made. Proposals must also comply with the other requirements contained in Outdoor Channel’s bylaws, including supporting documentation and other information. Proxies solicited by Outdoor Channel will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

OTHER MATTERS

According to Outdoor Channel’s bylaws, business to be conducted at a special meeting of stockholders may only be brought before the meeting pursuant to a notice of meeting. No matters other than the matters described in this document are anticipated to be presented for action at the special meeting or at any adjournment or postponement of such special meeting.

Outdoor Channel will hold a 2013 annual meeting of stockholders only if the Outdoor Channel merger is not consummated. If it is determined that the Outdoor Channel merger will not be consummated as contemplated by the merger agreement, Outdoor Channel will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting stockholder proposals for such meeting and for having such stockholder proposals included in Outdoor Channel’s proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Outdoor Channel files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that has reports, proxy statements and other information about issuers, like Outdoor Channel, that make electronic filings with the SEC. The address of that site is www.sec.gov.

IMOH filed a registration statement on Form S-4 to register with the SEC the IMOH common stock to be issued to Outdoor Channel stockholders and IMOH Unit Holders pursuant to the mergers. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of IMOH in addition to being a proxy statement/prospectus of Outdoor Channel for the special meeting. As permitted by the SEC rules, this proxy statement/prospectus does not contain all the information that you can find in the registration statement or the exhibits to that statement.

Outdoor Channel may “incorporate by reference” certain information into this proxy statement/prospectus. This means that Outdoor Channel can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that Outdoor Channel has previously filed with the SEC. These documents contain important information about Outdoor Channel’s companies and their financial performance. There have not been any material changes in Outdoor Channel’s affairs since the Form 10-Q for the fiscal quarter ended September 30, 2012 was filed with the SEC on November 9, 2012.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 9, 2012;

•

Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2012 filed with the SEC on May 9, 2012, for the quarterly period ended June 30, 2012 filed with the SEC on August 8, 2012, and for the quarterly period ended September 30, 2012 filed with the SEC on November 9, 2012; and

•	Current Reports on Form 8-K filed with the SEC on January 26, 2012, February 2, 2012, February 8, 2012, April 11, 2012, June 1, 2012, June 15, 2012, November 13, 2012 and November 16, 2012.

In addition, all reports and other documents that Outdoor Channel subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this proxy statement/prospectus and prior to the termination of the offering of securities hereunder will be deemed to be incorporated by reference into this proxy statement/prospectus and to be part of this proxy statement/prospectus from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

IMOTSC has supplied all information contained in this proxy statement/prospectus relating to IMOTSC, IMOH has supplied all information contained in this proxy statement/prospectus relating to IMOH and Outdoor Channel has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Outdoor Channel.

This proxy statement/prospectus incorporates important business and financial information about Outdoor Channel from documents that are not included in or delivered with this document. You may have already been sent some of the documents incorporated by reference, but you can obtain any of them through the Securities and Exchange Commission website at http://www.sec.gov or from Outdoor Channel, excluding all exhibits (unless an exhibit has been specifically incorporated herein by reference), by requesting them in writing or by telephone from Outdoor Channel at the following address:

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

(951) 699–6991

You can also get more information by visiting Outdoor Channel’s website at www.outdoorchannel.com. Website materials are not part of this proxy statement/prospectus.

You will not be charged for any of these documents that you request. If you would like to request documents from Outdoor Channel, please do so by              to receive them before the special stockholders’ meeting. If you request any incorporated documents, Outdoor Channel will strive to mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Outdoor Channel merger proposal. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by Outdoor Channel, IMOTSC or IMOH. Outdoor Channel, IMOTSC and IMOH have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement/prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this proxy statement/prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. This proxy statement/prospectus is dated             . You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of IMOH common stock in the transaction will create any implication to the contrary.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

INTERMEDIA OUTDOORS HOLDINGS, LLC (IMOTSC)

Page
Unaudited Consolidated Financial Statements As of September 30, 2012 and for the Nine Months ended September 30, 2012 and 2011
Consolidated Balance Sheets as of September 30, 2012 (unaudited) and December 31, 2011	F–1
Consolidated Statements of Operations for the Nine Months Ended September 30, 2012 and 2011 (unaudited)	F–2
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2012 and 2011 (unaudited)	F–3
Notes to Unaudited Consolidated Financial Statements	F–4
Audited Consolidated Financial Statements As of September 30, 2011 and for the Fiscal Years ended December 31, 2011, 2010 and 2009
Report of Independent Registered Public Accounting Firm	F–8
Consolidated Balance Sheets as of December 31, 2011 and 2010	F–9
Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010 and 2009	F–10
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	F–11
Consolidated Statements of Members’ Interest for the Years Ended December 31, 2011, 2010 and 2009	F–12
Notes to Consolidated Financial Statements	F–13

INTERMEDIA OUTDOORS HOLDINGS, LLC

Consolidated Balance Sheets

(in thousands of dollars)

	September 30, 2012	December 31, 2011
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$3,738	$4,466
Accounts receivable, net	15,592	12,392
Inventories	2,179	2,336
Prepaid expenses and other	5,293	6,943

Total current assets	26,802	26,137

Property and equipment, net	4,729	4,777
Intangible assets, net	72,165	73,170
Goodwill	84,675	84,675
Deferred tax asset	6,195	150

Total assets	$194,566	$188,909

Liabilities and Members’ Interest
Current liabilities
Accounts payable and accrued expenses	9,746	11,958
Notes payable to related party		2,000
Current portion of long-term debt	50,294	608
Deferred revenue – current	16,793	15,058

Total current liabilities	76,833	29,624

Long-term debt	34,500	93,186
Deferred tax liability – non-current	—	12,570
Deferred revenue – non-current	8,732	8,533

Total liabilities	120,065	143,913

Members’ interest
Contributed members’ interest	109,116	109,087
Retained deficit	(34,615)	(64,091)

Total members’ interest	74,501	44,996

Total liabilities and members’ interest	$194,566	$188,909

The accompanying notes are an integral part of these financial statements.

INTERMEDIA OUTDOORS HOLDINGS, LLC

Consolidated Statements of Operations

(Unaudited)

(in thousands of dollars)

	For the Nine Month Periods Ended
	September 30, 2012	September 30, 2011
Revenues
Network & digital media	$27,625	$18,865
Publishing	48,836	48,259

Total revenues	76,461	67,124

Operating expenses
Cost of revenues (exclusive of depreciation and amortization of property and equipment)	16,043	14,673
Marketing and selling	18,010	15,856
Distribution, circulation & fulfillment	9,877	9,460
Editorial	8,067	7,881
Other general expenses	8,562	7,436
Depreciation and amortization of property and equipment	1,015	1,252
Amortization of intangible assets	1,022	1,501
Gain on sale of assets, net	(62)	(42)

Operating income	13,927	9,107

Other expenses
Interest expense	(3,583)	(3,545)
Other expenses, net	(4)	(4)

Total other expenses	(3,587)	(3,549)

Income from continuing operations before provision for income taxes	10,340	5,558
Provision (benefit) for income taxes	(19,136)	1,926

Net income from continuing operations	29,476	3,632
Discontinued operations, net of taxes	—	(1)

Net income	$29,476	$3,631

Earnings (loss) per member unit – basic
Income from continuing operations	$0.15	$0.02
Income from discontinued operations	—	(0.00)

Net income per share	$0.15	$0.02

Earnings (loss) per member unit – diluted
Income from continuing operations	$0.14	$0.02
Income from discontinued operations	—	(0.00)

Net income per member unit	$0.14	0.02

The accompanying notes are an integral part of these financial statements.

INTERMEDIA OUTDOORS HOLDINGS, LLC

Consolidated Statements of Cash Flows

(unaudited)

(in thousands of dollars)

	For the Nine Month Periods Ended
	September 30, 2012	September 30, 2011
Cash flows from operating activities
Net income	$29,476	$3,631
Loss from discontinued operations	—	1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	2,037	2,753
Provision for bad debts	444	569
Equity-based compensation	24	155
Deferred income taxes	(19,136)	1,926
Gain on sale of assets, net	(62)	(42)
Changes in operating assets and liabilities:
Accounts receivable	(3,644)	(2,779)
Inventories	157	(134)
Prepaid expenses and other	1,924	238
Accounts payable and accrued expenses	(1,961)	(846)
Deferred revenue	1,934	2,237

Net cash provided by operating activities - continuing operations	11,193	7,709
Net cash used in operating activities - discontinued operations	—	(1)

Net cash provided by operating activities	11,193	7,708

Cash flows from investing activities
Purchases of property and equipment	(966)	(972)
Purchases of intangible assets	(17)	—
Proceeds from sale of assets	62	111

Net cash used in investing activities from continuing operations	(921)	(861)

Cash flows from financing activities
Repayment of term loan	(9,000)	(9,682)
Borrowings on note payable	—	2,000
Payments on note payable	(2,000)	(200)

Net cash used in financing activities from continuing operations	(11,000)	(7,882)

Decrease in cash and cash equivalents	(728)	(1,035)
Cash and cash equivalents, beginning of period	4,466	3,026

Cash and cash equivalents, end of period	$3,738	$1,991

The accompanying notes are an integral part of these financial statements.

InterMedia Outdoors Holdings, LLC

Notes to Unaudited Consolidated Financial Statements

(in thousands)

1.	Description of Business, Basis of Presentation and Pending Merger

Description of Business and Basis of Presentation

The condensed consolidated financial statements include the accounts of InterMedia Outdoors Holdings, LLC (“IMOTSC” or the “Company”) and its subsidiaries. All intercompany balances and transactions have been eliminated.

The accompanying unaudited financial data as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 has been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and in accordance with United States generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in comprehensive financial statements have been condensed or omitted pursuant to such rules and regulations. The consolidated balance sheet as of December 31, 2011 was derived from the audited financial statements at that date, but does not include all the information and footnotes required by GAAP. These financial statements should be read in conjunction with the consolidated financial statements included herein.

The accompanying unaudited consolidated financial statements reflect all adjustments, consisting of only normal recurring items, which in the opinion of management, are necessary for a fair statement for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for the full year.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or results of operations will be affected. Estimates are based on past experience, third-party valuations (as deemed necessary) and other assumptions that management believes are reasonable under the circumstances, and management evaluates these estimates on an ongoing basis.

Pending Merger

On November 15, 2012, the Company entered into a definitive merger agreement with IMOH and Outdoor Channel Holdings, Inc. (“Outdoor Channel”), under which the Company will be acquired by IMOH, and IMOH will exchange a portion of its stock and cash for all of the outstanding shares of Outdoor Channel; the transaction is subject to approval by Outdoor Channel stockholders. In conjunction with the transaction, IMOH and the Company have a commitment with a bank for a new term loan, the proceeds of which will be used to replace the Company’s existing first lien term loan (which is due on May 31, 2013) and to provide funding for the cash portion of the transaction with Outdoor Channel. Should the transaction not receive the necessary shareholder approval or fail to close for other reasons, it is unlikely that the Company would have sufficient cash on hand to pay off the existing first lien term loan upon maturity. Accordingly, the Company would be required to seek alternative financing to renew or replace its existing first lien term loan before the May 2013 due date. If the Company is not successful in renewing or replacing its existing term loan, it could have a material adverse effect on the Company.

IMOH is a Delaware corporation which was formed on November 13, 2012 to serve as a holding company for IMOTSC and Outdoor Channel. IMOH has no independent assets or operations. IMOH and IMOTSC are under the common control of a single investor group, and have been since each of their respective formation.

InterMedia Outdoors Holdings, LLC

Notes to Unaudited Consolidated Financial Statements

(in thousands)

IMOTSC will be considered the accounting acquiror of the proposed merger transactions with IMOH and Outdoor Channel under ASC Topic 805-Business Combinations based on the following analysis:

•

In legal form IMOH will be acquiring Outdoor Channel and IMOTSC. However, after the mergers the current equity holders of IMOTSC will retain approximately 70 % of the voting common stock of IMOH and the stockholders of Outdoor Channel will retain approximately 30% of the voting common stock of IMOH.

•	IMOTSC exceeds Outdoor Channel in both assets and revenues, based on the most recent publicly available information for Outdoor Channel as of September 30, 2012.

•	The newly formed board of directors for IMOH will have 9 directors, of which five (a majority) will be appointed by the currently controlling member of IMOTSC.

As a result of the foregoing analysis, for accounting and financial statement purposes, the transaction will be treated as an acquisition of Outdoor Channel by IMOTSC pursuant to accounting principles generally accepted in the United States of America. Accordingly, while IMOH will be the legal acquiror and the registrant in the mergers, IMOTSC will be deemed to be the accounting acquiror in the proposed transaction based on the analysis above.

Due to the common control and the continuation of ownership by InterMedia Partners, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and the Company for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

The above described transaction is subject to normal closing contingencies, the most significant of which is the required approval of the shareholders of Outdoor Channel. Both parties have agreed to a termination fee if the transaction does not close. Subject to certain terms and conditions, Outdoor Channel will pay IMOTSC $6.5 million and IMOTSC will pay Outdoor Channel $9 million if the transaction is terminated by the other party, as defined in the transaction agreements.

2.	Fair Value Measurements

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

InterMedia Outdoors Holdings, LLC

Notes to Unaudited Consolidated Financial Statements

(in thousands)

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The fair value of cash and cash equivalents, accounts receivable, accounts payable, and other current liabilities approximates carrying value due to the short-term maturity of such instruments.

The carrying value and fair value of the long term debt is as follows:

	September 30, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Term loan-first lien	$50,294	$49,800	$59,294	$57,700
Term loan-second lien	$34,500	$31,600	$34,500	$32,200

	$84,794	$81,400	$93,794	$89,900

The fair value of borrowings under bank credit facilities was determined based on the current rates that would be offered to the Company for debt of the same remaining maturity. This represents a Level 2 input in the fair value hierarchy.

3.	Long Term Debt

The Company’s long-term debt at September 30, 2012 and December 31, 2011 is summarized as follows:

	As of
	September 30. 2012	December 31. 2011
Senior secured credit agreement (first lien) (1):
Term loan	$50,294	$59,294
Revolver	—	—
Senior secured credit agreement (second lien) (2)	34,500	34,500

Total long-term debt	84,794	93,794
Less current portion of long-term debt	(50,294)	(608)

Long-term debt, less current maturities	$34,500	$93,186

(1)	The first lien term loan for $86,000 is for six years and at an interest rate of the London InterBank Offered Rate (LIBOR), plus 275 basis points (3.119% at September 30, 2012). Quarterly interest payments are required through 2012.

The term loan requires mandatory prepayment with 50% of excess cash flow, as defined per the debt agreement. The revolving line of credit of $10,000 is for a term of five years and is either at an interest rate of LIBOR or prime plus 175 basis points (5.00% at September 30, 2012). The remaining unpaid principal and interest is due and payable in full on May 31, 2013. The Company repaid $9 million on the term loan during the nine months ended September 30, 2012.

(2)	The second lien term loan for $34,500 is for a term of seven years. This loan is at a rate of LIBOR, plus 675 basis points (7.119% at December 31, 2011). Mandatory prepayments are the same as the first lien term loan, but prepayment is initially offered to first lien term loan lenders. The remaining unpaid principal and interest is due and payable in full on January 31, 2014.

InterMedia Outdoors Holdings, LLC

Notes to Unaudited Consolidated Financial Statements

(in thousands)

4.	Segments

Information with respect to these reportable segments as of and for the nine month periods ended September 30, 2012 and 2011 is as follows:

	For the Nine Month Period Ended
Revenue	September 30, 2012	September 30, 2011
Network & digital media	$27,625	$18,865
Publishing	48,836	48,259

Total revenues	$76,461	$67,124

	For the Nine Month Period Ended
Income from Operations	September 30, 2012	September 30, 2011
Network & digital media	$9,825	$4,085
Publishing	4,102	5,022

Total income from operations	$13,927	$9,107

5.	Earnings (Loss) Per Member Unit

Basic earnings (loss) per member unit is calculated by dividing net income (loss) by the weighted average number of member units outstanding during each period, excluding unvested restricted units. Diluted earnings (loss) per member unit reflects the potential dilution of securities by including member unit equivalents, such as unvested restricted units in the weighted average number of common shares outstanding for a period, if dilutive.

The following table sets forth a reconciliation of the basic and diluted number of weighted average units outstanding used in the calculation of earnings (loss) per share for the nine months ended:

(in thousands)	September 30, 2012	September 30, 2011
Weighted average units used to calculate basic earnings (loss) per unit	193,799	193,799
Dilutive effect of potentially issuable units upon exercise of dilutive unvested units	19,992	19,992

Weighted average units used to calculate diluted earnings (loss) per unit	213,791	213,791

6.	Income Taxes

As a result of the Company’s improving profitability, the Company evaluated the need for a valuation allowance against its deferred income taxes as of September 30, 2012. The Company had previously incurred pre-tax losses in two of the prior three years. As of September 30, 2012, the Company is in a cumulative pre-tax income position and has experienced continuous profitability for approximately a two year period. Based on these recent historical results and expected continued profitable results of future operations, the Company concluded that a valuation allowance was no longer necessary because it is more likely than not that the deferred tax assets will be realized. As a result, the valuation allowance was reversed and a benefit for income taxes of $19.1 million was recognized in the accompanying consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Members of InterMedia Outdoors Holdings, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and members’ interest present fairly, in all material respects, the consolidated financial position of InterMedia Outdoors Holdings, LLC and subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Notes 8 and 15, the Company has entered into a definitive merger agreement with InterMedia Outdoor Holdings, Inc. (“IMOH”) and Outdoor Channel Holdings, Inc. (“Outdoor Channel”), subject to approval by Outdoor Channel stockholders. IMOH and the Company have a commitment from a bank for a new term loan, the proceeds of which will be used to replace the Company’s existing term loan (which is due in May 2013), and to provide funding for the cash portion of the transaction with Outdoor Channel. Should the transaction not receive the necessary shareholder approval or fail to close for other reasons, the bank commitment will be withdrawn and the Company will be required to seek alternative financing to renew or replace its existing term loan before it becomes due. If the Company is not successful in renewing or replacing its existing term loan, it could have a material adverse effect on the Company.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

November 15, 2012

InterMedia Outdoors Holdings, LLC

Consolidated Balance Sheets

(in thousands of dollars)

	As of December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$4,466	$3,026
Accounts receivable, net	12,392	11,965
Inventories	2,336	2,026
Prepaid expenses and other	6,943	6,373

Total current assets	26,137	23,390

Property and equipment, net	4,777	5,141
Intangible assets, net	73,170	75,007
Goodwill	84,675	84,675
Other assets	150	159

Total assets	$188,909	$188,372

Liabilities and Members’ Interest
Current liabilities
Accounts payable and accrued expenses	11,958	12,047
Notes payable to related party	2,000	—
Current portion of long-term debt	608	678
Deferred revenue – current	15,058	15,808

Total current liabilities	29,624	28,533

Long-term debt	93,186	105,298
Deferred tax liability – non-current	12,570	9,649
Deferred revenue – non-current	8,533	7,645
Other non-current liabilities	—	99

Total liabilities	143,913	151,224

Members’ interest
Contributed members’ interest	109,087	108,136
Retained deficit	(64,091)	(70,988)

Total members’ interest	44,996	37,148

Total liabilities and members’ interest	$188,909	$188,372

The accompanying notes are an integral part of these consolidated financial statements.

InterMedia Outdoors Holdings, LLC

Consolidated Statements of Operations

(in thousands of dollars, except per member unit data)

	For the Years Ended December 31,
	2011	2010	2009
Revenues
Network & digital media	$28,362	$19,589	$17,352
Publishing	64,471	67,427	68,955

Total revenues	92,833	87,016	86,307

Operating expenses
Cost of revenues (exclusive of depreciation and amortization of property and equipment)	20,194	18,851	21,181
Marketing and selling	20,642	19,151	19,357
Distribution, circulation & fulfillment	12,650	12,416	13,317
Editorial	10,803	11,815	11,967
Other general expenses	10,883	12,052	10,775
Depreciation and amortization of property and equipment	1,534	2,028	2,270
Amortization of intangible assets	1,842	6,097	12,161
Impairment of intangible assets	—	—	9,644
Gain on sale of assets, net	(48)	(16)	(137)

Operating income (loss)	14,333	4,622	(14,228)

Other Expenses
Interest expense	(4,884)	(5,342)	(6,919)
Other expenses, net	(9)	(452)	(3)

Total other expenses	(4,893)	(5,794)	(6,922)

Income (loss) from continuing operations before provision for income taxes	9,440	(1,172)	(21,150)
Provision (benefit) for income taxes	2,542	2,516	(425)

Net income (loss) from continuing operations	6,898	(3,688)	(20,725)
Discontinued operations, net of taxes	(1)	(5)	(154)

Net income (loss)	$6,897	$(3,693)	$(20,879)

Earnings (loss) per member unit – basic
Income (loss) from continuing operations	$0.04	$(0.02)	$(0.12)
Income (loss) from discontinued operations	(0.00)	(0.00)	(0.00)

Net income (loss) per member unit	$0.04	$(0.02)	$(0.12)

Earnings (loss) per member unit – diluted
Income (loss) from continuing operations	$0.03	$(0.02)	$(0.12)
Income (loss) from discontinued operations	(0.00)	(0.00)	(0.00)

Net income (loss) per member unit	$0.03	$(0.02)	$(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

InterMedia Outdoors Holdings, LLC

Consolidated Statements of Cash Flows

(in thousands of dollars)

	For the Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$6,897	$(3,693)	$(20,879)
Loss from discontinued operations	1	5	154
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	3,376	8,125	14,431
Asset impairment	—	450	—
Impairment of intangible assets	—	—	9,644
Unrealized gain on change in fair value of interest rate swaps	—	(942)	(2,793)
Provision for doubtful accounts	1,062	375	41
Equity-based compensation	197	860	78
Deferred income taxes	2,571	2,905	(203)
(Gain) loss on sale of assets, net	(48)	(16)	(137)
Changes in operating assets and liabilities, net of acquisitions	—	—	—
Accounts receivable, net	(1,490)	(1,881)	1,898
Inventories	(310)	(91)	612
Prepaid expenses and other	(562)	1,066	(132)
Accounts payable and accrued expenses	1,118	(1,091)	(7,213)
Deferred revenue	137	(699)	(737)
Other non-current liabilities	—	(2)	(245)

Net cash provided by (used in) operating activities – continuing operations	12,949	5,371	(5,481)
Net cash used in operating activities – discontinued operations	(1)	(5)	(154)

Net cash provided by (used in) operating activities	12,948	5,366	(5,635)

Cash flows from investing activities
Purchases of property and equipment	(1,264)	(1,043)	(1,425)
Purchase of business, net of amounts owed	—	(255)	(1)
Purchases of intangible assets	(4)	—	—
Proceeds from sale of assets	142	77	154
Realized loss from interest rate swaps	—	943	3,343

Net cash used in investing activities from continuing operations	(1,126)	(278)	2,071

Cash flows from financing activities
Issuance of members interest	—	7,400	7,100
Revolving credit repayments	—	—	(9,000)
Revolving credit borrowings	—	—	8,000
Repayment of term loan	(12,182)	(11,944)	(860)
Borrowings on note payable to related party	2,000	—	—
Payments on note payable to related party	(200)	—	—

Net cash (used in) provided by financing activities from continuing operations	(10,382)	(4,544)	5,240

Increase in cash and cash equivalents	1,440	544	1,676
Cash and cash equivalents, beginning of year	3,026	2,482	806

Cash and cash equivalents, end of year	$4,466	$3,026	$2,482

The accompanying notes are an integral part of these consolidated financial statements.

InterMedia Outdoors Holdings, LLC

Consolidated Statements of Members’ Interest

Years Ended December 31, 2011, 2010 and 2009

(in thousands of dollars)

	Contributed Members’ Interest	Accumulated Deficit	Total Members’ Interest
Balance at December 31, 2009	$100,672	$(67,295)	$33,377
Net loss	—	(3,693)	(3,693)
Unit-based compensation	64	—	64
Issuance of members interest	7,400	—	7,400

Balance at December 31, 2010	$108,136	$(70,988)	$37,148
Net income	—	6,897	6,897
Unit-based compensation	117	—	117
Reclass unit-based compensation from liability to members’ interest	834	—	834

Balance at December 31, 2011	$109,087	$(64,091)	$44,996

The accompanying notes are an integral part of these consolidated financial statements.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

1.	Description of Business and Basis of Presentation

Description of Business

InterMedia Outdoors Holdings, LLC (“IMOTSC” or the “Company”) was incorporated in the state of Delaware on November 29, 2006, and was inactive until January 31, 2007. On January 31, 2007, certain assets were acquired and certain liabilities were assumed of PRIMEDIA Outdoors Division of PRIMEDIA, Inc. to form InterMedia Outdoors, Inc. InterMedia Outdoors, Inc. has subsequently been operating as an independent subsidiary of IMOTSC. On May 31, 2007 IMOTSC acquired a controlling interest in The Sportsman Channel, Inc., and has operated it as an independent subsidiary since this acquisition.

IMOTSC operates The Sportsman Channel, Inc., a 24-hour national television network and is also a leading producer, publisher and distributor of television programming, printed materials and other content related to the outdoor enthusiast industry with specific emphasis on the hunting, shooting, and fishing sectors.

The three major lines of business include: (i) TV, which includes operations of the channel as well as the production and development of “enthusiast” programming; (ii) Publishing which is primarily focused on IMOTSC’s 15 magazine titles and other annual publications and (iii) Other services which include its direct merchandise program and its events business.

The consolidated financial statements include the accounts of IMOTSC and its subsidiaries. All intercompany balances and transactions have been eliminated.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates affecting amounts in the Company’s financial statements include (i) allowance for doubtful accounts; (ii) valuation allowances for deferred tax assets; (iii) the recoverability and lives of long-lived assets including goodwill; and (iv) the valuation of the interest rate swap.

Concentrations of Credit Risk

Most of the Company’s trade receivables are from advertising and circulation customers located throughout the United States. The Company establishes its credit policies based on an ongoing evaluation of its customers’ creditworthiness and competitive market conditions and establishes its allowance for doubtful accounts based on an assessment of exposures to credit losses at each balance sheet date. The Company believes its allowance for doubtful accounts is sufficient based on the credit exposures outstanding at December 31, 2011 and 2010.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits, and short-term investments that have a maturity of three months or less when purchased.

Inventories

Inventories are valued at the lower of cost or market on a first-in, first-out basis.

Property and Equipment

Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment, including the amortization of leasehold improvements, is provided at rates based on the estimated useful lives or lease terms, if shorter, using the straight-line method. Improvements are capitalized, while maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill and Other Intangible Assets

The Company does not amortize goodwill and indefinite-lived intangible assets, primarily trademarks and tradenames, but subjects them to a periodic impairment assessment, at least annually. All other intangible assets are amortized over their estimated useful lives on the straight-line method. The Company’s annual impairment testing date for goodwill and indefinite-lived intangible assets is October 31. Potential impairment of goodwill is measured based upon a two-step process. In the first step, the Company compares the fair value of the reporting unit with its carrying amount using a discounted cash flow valuation method, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus making the second step in impairment testing unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss.

In order to assess the carrying value of the trade names for potential impairment, the Company calculates the fair value of the trade names using the relief-from-royalty method. The basic tenet of the relief-from-royalty method is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use the asset.

In addition to the annual impairment test, an assessment is also required whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events and circumstances indicate assets might be impaired. When such reviews are conducted, the Company uses an estimate of undiscounted cash flows over the remaining lives of the assets to measure recoverability. If the estimated cash flows are less than the carrying value of an asset, the impairment is measured as the amount by which the carrying value of the asset exceeds fair value. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts. Management believes there are no asset impairments as of December 31, 2011; however, changes in market conditions could significantly affect these judgments and result in an impairment charge in future periods.

Deferred Financing Costs

Deferred financing costs are amortized under the straight-line method over the terms of the related indebtedness, which approximates the effective interest method.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which uses an asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740, Income Taxes, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.

Derivative Instruments

InterMedia Outdoors, Inc. had entered into an interest rate swap that was classified as a derivative with the principal objective of minimizing the risks and/or costs associated with InterMedia Outdoors, Inc.’s variable rate debt. This swap terminated on March 31, 2010. InterMedia Outdoors, Inc. did not designate this swap as a hedge at inception. Gains and losses were recognized in the statements of operations as a component of “Interest (expense) income” throughout the contract period.

Revenue Recognition

The Company recognizes revenue when delivery has occurred, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

TV producer revenues are recognized when programming is aired. TV advertising revenues including fees paid by outside producers to purchase advertising are recognized when the advertisement or third party producer advertising time is aired and the collectability of fees is reasonably assured. Online advertising is recognized as advertisements are run. TV subscriber fees are recognized in the period the programming is aired by the distributor. Print advertising revenues are recognized based on the publications’ on–sale date, net of provisions for estimated rebates, adjustments, and discounts. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other merchandise are recognized as revenue upon shipment, net of an allowance for

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

returns. Distribution costs charged to customers are recognized as revenue when the related product is shipped. Revenues related to trade shows and exhibitions are recognized when the event is held. The Company also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of the Company in connection with the manufacture and sale of certain designated products. Licensing revenue is recognized by the Company pro rata over the life of the license agreement or as licensed products are sold.

Advertising Costs

Advertising costs are expensed as incurred, except for certain direct-response advertising, the primary purpose of which is to elicit sales from customers who can be shown to have responded specifically to the advertising and that will result in future benefits. Direct-response advertising consists of subscription renewal mailings, magazine subscription insert cards, and subscription gift insert promotions. These direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit, generally one year subsequent to the spending for the subscriber acquisition effort (renewal mailing, inclusion of the insertion cards, or gift insert promotion). Amortization of direct response advertising costs is included in marketing and selling expenses in the accompanying statements of operations. Direct-response advertising costs capitalized were $4,054, $4,054 and $4,409 at December 31, 2011, 2010 and 2009, respectively. Advertising expense was $8,482, $7,527 and $7,390 for the years ended December 31, 2011, 2010 and 2009, respectively.

Editorial and Product Development Costs

Editorial costs are generally expensed as incurred, with the exception of purchased articles and illustrations, which are expensed when the publication is available for sale. Product development costs which include the editorial development, artwork, graphics, photography, and printing for new products, are capitalized as prepaid production costs and expensed at the time of sale as cost of goods sold.

Internal–Use Software

The Company expenses costs incurred in the preliminary project stage, and thereafter, capitalize costs incurred in the developing or obtaining of internal use software and include them in property and equipment, net. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than three years using the straight-line method. Direct internal and external costs associated with the development of the features and functionality of the Company’s Web sites incurred during the application and infrastructure development phase have been capitalized, and are included in property and equipment, net in the accompanying balance sheets. Typical capitalized costs include, but are not limited to, acquisition and development of software tools required for the development and operation of the Web site, acquisition and registration costs for domain names and costs incurred to develop graphics for the Web site. Capitalized software costs are subject to impairment evaluation.

Compensation Plans

Both InterMedia Outdoors, Inc. and The Sportsman Channel, Inc. sponsor defined contribution plans. Substantially all of the InterMedia Outdoors, Inc.’s and The Sportsman Channel, Inc.’s employees are eligible to participate in each company’s respective plan. The expense recognized under these plans was approximately $334, $333 and $359 for the years ended December 31, 2011, 2010 and 2009, respectively.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Earnings (Loss) Per Member Unit

Basic earnings (loss) per member unit is calculated by dividing net income (loss) by the weighted average number of member units outstanding during each period, excluding unvested restricted units. Diluted earnings (loss) per member unit reflects the potential dilution of securities by including member unit equivalents, such as unvested restricted units in the weighted average number of common shares outstanding for a period, if dilutive.

The following table sets forth a reconciliation of the basic and diluted number of weighted average units outstanding used in the calculation of earnings (loss) per share for the years ended December 31:

(in thousands)	2011	2010	2009
Weighted average units used to calculate basic earnings (loss) per unit	193,799	187,583	176,726
Dilutive effect of potentially issuable units upon exercise of dilutive unvested units	19,992	—	—

Weighted average units used to calculate diluted earnings (loss) per unit	213,791	187,583	176,726

For the years ended December 31, 2010 and 2009, a total of 19,992 and 13,646 unvested restricted units, respectively, were not included in the calculation of diluted earnings per member unit because their effect was antidilutive.

Unit and Share-Based Compensation

Unit based compensation expense (and stock compensation expense for plans of the Company’s subsidiaries) is recorded for equity-based awards granted, including equity units and stock options, on a straight –line basis over the service period based on the fair value of the award at the date of grant. Unit or stock compensation expense is recorded for equity-based performance awards over the period of the performance goal established by management based on the fair value of the award at the date of grant.

Unit or equity-based awards granted to non-employees are accounted for using the fair value method. Compensation expense for options granted to non-employees has been determined as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense in the consolidated financial statements.

Discontinued Operations

The Company reports the results of operations of a component of an entity that either has been disposed of or is classified as held for sale in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Company as a result of the disposal transaction and (b) the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. During 2009, InterMedia Outdoors, Inc. reported that it would cease two of its magazine titles. InterMedia Outdoors, Inc. recorded the results of the operations of these magazine titles in discontinued operations for all periods presented.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Total revenue and loss before provision for income taxes included in discontinued operations for the years ended December 31, 2011, 2010 and 2009, in the statements of operations are as follows:

	2011	2010	2009
Total revenue	$(1)	$6	$736
Loss before provision for income taxes	(1)	(5)	(154)

No gain or loss was recognized for discontinued operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs that are derived principally from or corroborated by observable market data.

Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

3.	Accounts Receivable, Net

Accounts receivable, net, at December 31, 2011 and 2010, consisted of the following:

	2011	2010
Accounts receivable – trade	$11,929	$11,315
Other receivables	967	1,321
Less: Allowance for doubtful accounts	(504)	(671)

	$12,392	$11,965

4.	Inventories

Inventories at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Raw materials – paper	$1,067	$948
Work in process (1)	24	13
Finished goods – ancillary products (2)	803	663
Finished goods – paper (3)	442	402

	$2,336	$2,026

(1)	Costs in connection with the creation of internally developed products, such as books and videos.
(2)	Books, videos, and other merchandise for sale to consumers and retailers.
(3)	Cost of paper already consumed in the production of magazine copies that will be distributed to subscribers and newsstands in a subsequent period.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

5.	Property and Equipment, Net

Property and equipment, net, at December 31, 2011 and 2010 consisted of the following:

	Useful Life
	(Years)	2011	2010
Land		$750	$750
Buildings & improvements	31.5	1,187	1,187
Land improvements/leaseholds	5-15	1,115	1,080
Furniture & fixtures	7	548	554
Machinery & equipment	3-5	4,596	4,277
Computers & internal use software	3	5,780	5,014

		13,976	12,862
Accumulated depreciation		(9,199)	(7,721)

		$4,777	$5,141

Depreciation expense was $1,534, $2,028 and $2,270 for the years ended December 31, 2011, 2010 and 2009, respectively. The net book value of assets under capital leases was $8, $65 and $345 at December 31, 2011, 2010 and 2009, respectively. The depreciation expense associated with assets under capital leases was $56, $280 and $326 for the years ended December 31, 2011, 2010 and 2009, respectively. Substantially all of the Company’s assets, including property and equipment, are pledged as collateral on the Company’s outstanding debt (Note 8).

6.	Goodwill and Intangible Assets

Goodwill of $84,675 relates to the purchase of InterMedia Outdoors, Inc. and The Sportsman Channel, Inc. in 2007, and Barrett Productions, Inc. (BPI) in 2008. There has been no change in goodwill for the years ended December 31, 2010 and 2011, respectively. Management believes that there is no impairment of goodwill as of December 31, 2011.

Intangible assets subject to amortization at December 31, 2011 and 2010 consisted of the following:

	2011
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net
Affiliate relationships	20	$13,000	$2,925	$10,075
Other customer relationships	3–5	17,700	17,367	333
Internet domains	3	4	0	4
Deferred financing costs	6–7	3,189	2,506	683

		$33,893	$22,798	$11,095

	2010
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net
Affiliate relationships	20	$13,000	$2,275	$10,725
Other customer relationships	3–5	17,700	16,685	1,015
Deferred financing costs	6–7	3,189	1,997	1,192

		$33,889	$20,957	$12,932

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Intangible assets not subject to amortization had a carrying value of $62,075 at December 31, 2011, 2010 and 2009, and consisted of trademarks and tradenames. In order to assess the carrying value of the trade names for impairment at October 31, 2011 and at October 31, 2010, respectively, the Company calculated the fair value of the trade names using the relief-from-royalty (RFR) method. For purposes of the analysis, the key assumptions used by the Company included a royalty rate of 7% and revenue projections. The Company’s resulting RFR based analysis indicated the carrying value of the tradenames was fully recoverable. The Company performed a similar analysis at December 31, 2009 and as a result, the Company recorded an impairment charge of $9,644 related to the write-down of its trademarks and tradenames which is included in the accompanying statements of operations for the year ended December 31, 2009. Amortization expense was $1,192, $5,447 and $11,511 for the years ended December 31, 2011, 2010 and 2009, respectively. At December 31, 2011, estimated future amortization expense of other intangible assets subject to amortization is as follows: $1,360, $947, $662, and $651 for each of the years ending December 31, 2012, 2013, 2014, and 2015, respectively.

7.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2011 and 2010, consisted of the following:

	2011	2010
Accounts payable	$5,228	$3,499
Payroll, commissions, and related employee benefits	1,721	2,112
Accrued operating expenses	2,018	2,933
Accrued retail display allowance	1,295	1,370
Accrued administrative expenses	570	665
Accrued interest	—	—
Deferred income taxes, current	27	377
Notes payable – current	100	205
Other	999	886

	$11,958	$12,047

8.	Debt

Senior Secured Credit Agreements

In connection with its acquisition by IMOTSC, InterMedia Outdoors, Inc. obtained $120,500 in new borrowings. The borrowings were comprised of an $86,000 senior first lien term loan and a $34,500 senior second lien term loan. The first lien term loan has an additional $10,000 facility that can be utilized for revolving credit or letters of credit. The term loans were used primarily to finance the acquisition. The $10,000 revolving credit facility is primarily for working capital needs. The letter of credit facility was used for surety purposes related to a specific lease contract. At December 31, 2011 and 2010, approximately $158 and $158, respectively, was used under the letter of credit facility. This letter of credit is directly related to a specific lease and expiration of the letter of credit coincides directly with the specific contract terms. The availability under the revolver at December 31, 2011, is $9,842.

In 2011, InterMedia Outdoors, Inc. made first lien term loan principal payments of $12,182. Of these payments, $11,504 was an optional prepayment and $678 represented the total mandatory payments due quarterly in 2011. As defined per the debt agreement, optional principal prepayments are applied on a pro-rata basis as a reduction of required future quarterly principal payments.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

The interest rate swap to which InterMedia Outdoors, Inc. was a party terminated on March 31, 2010. At December 31, 2009, the notional amount was $80,100. The interest rate swap was intended to economically hedge the variability of future cash flows due to changes in the benchmark interest rate associated with InterMedia Outdoors, Inc.’s senior first lien term loan. InterMedia Outdoors, Inc. had not designated this interest rate swap as a hedge instrument, and as such, changes in fair value are recorded through earnings reflected as a component of interest expense.

InterMedia Outdoors, Inc.’s long-term debt at December 31, 2011 and 2010, is summarized as follows:

	2011	2010
Senior secured credit agreement (first lien) (1):
Term loan	$59,294	$71,476
Revolver	—	—
Senior secured credit agreement (second lien) (2)	34,500	34,500

Total long-term debt	93,794	105,976
Less current portion of long-term debt	(608)	(678)

Long-term debt, less current maturities	$93,186	$105,298

(1)	The first lien term loan for $86,000 is for six years and at an interest rate of the London InterBank Offered Rate (LIBOR), plus 275 basis points (3.119% at December 31, 2011). Quarterly interest payments are required through 2012.
The term loan requires mandatory prepayment with 50% of excess cash flow, as defined per the debt agreement. The revolving line of credit of $10,000 is for a term of five years and is either at an interest rate of LIBOR or prime plus 175 basis points (5.00% at December 31, 2011). The remaining unpaid principal and interest is due and payable in full on May 31, 2013.
(2)	The second lien term loan for $34,500 is for a term of seven years. This loan is at a rate of LIBOR, plus 675 basis points (7.119% at December 31, 2011). Mandatory prepayments are the same as the first lien term loan, but prepayment is initially offered to first lien term loan lenders. The remaining unpaid principal and interest is due and payable in full on January 31, 2014.

The borrowings under these credit arrangements are collateralized by substantially all of the Company’s assets. The aggregate principal payments of long-term debt, including current maturities, for years subsequent to December 31, 2011, are as follows:

Years Ending December 31,
2012	$608
2013	58,686
2014	34,500
2015	—
Thereafter	—

Total	$93,794

The debt agreements contain restrictive covenant provisions requiring InterMedia Outdoors, Inc. to maintain certain financial covenants, including a consolidated leverage ratio percentage, a consolidated first lien leverage ratio, an interest coverage ratio percentage, and establishing a limitation on annual capital expenditures. At December 31, 2011, InterMedia Outdoors, Inc. was in compliance with such covenants.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

On November 15, 2012, the Company entered into a definitive merger agreement with IMOH and Outdoor Channel Holdings, Inc. (“Outdoor Channel”), under which the Company will be acquired by IMOH, and IMOH will exchange a portion of its stock and cash for all of the outstanding shares of Outdoor Channel; the transaction is subject to approval by Outdoor Channel stockholders. In conjunction with the transaction, IMOH and the Company have a commitment with a bank for a new term loan, the proceeds of which will be used to replace the Company’s existing first lien term loan (which is due on May 31, 2013) and to provide funding for the cash portion of the transaction with Outdoor Channel. Should the transaction not receive the necessary shareholder approval or fail to close for other reasons, it is unlikely that the Company would have sufficient cash on hand to pay off the existing first lien term loan upon maturity. Accordingly, the Company would be required to seek alternative financing to renew or replace its existing first lien term loan before the May 2013 due date. If the Company is not successful in renewing or replacing its existing term loan, it could have a material adverse effect on the Company.

9.	Income Taxes

As of December 31, 2011, 2010 and 2009, the Company had aggregate net operating loss (NOL) carryforwards for federal income tax purposes of $49,889, $49,020, and $45,184, respectively. These carryforwards begin to expire in the 2027 through 2029 tax years. In addition, the Company has state and local NOL’s in various jurisdictions in which the Company and/or its subsidiaries file income tax returns. These state and local NOL’s expire over various periods based upon applicable state and local statutes and regulations.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company’s deferred income taxes at December 31, 2011 and 2010, are as follows:

	2011			2010
	Federal	State	Total	Federal	State	Total
Deferred income tax assets
Difference between book and tax basis of accrued expenses and other	$1,391	$131	$1,522	$1,634	$124	$1,758
Difference between book and tax basis of other intangible assets	10,035	770	10,805	10,852	975	11,828
Difference between book and tax basis of indefinite-lived intangible assets	1,225	144	1,369	1,225	104	1,328
Operating loss carryforwards	16,962	1,589	18,551	16,667	1,162	17,829

	29,613	2,634	32,247	30,378	2,365	32,743
Deferred income tax liabilities
Difference between book and tax basis of accrued expenses and other	(215)	(2)	(217)	(623)	(68)	(691)
Difference between book and tax basis of other intangible assets	(3,538)	(418)	(3,956)	(3,828)	(170)	(3,997)
Difference between book and tax basis of indefinite-lived intangible assets	(11,977)	(968)	(12,945)	(8,779)	(830)	(9,609)

	(15,730)	(1,388)	(17,118)	(13,229)	(1,068)	(14,297)

Net deferred income tax assets	13,883	1,246	15,129	17,149	1,297	18,446
Less valuation allowance for deferred tax assets	(25,555)	(2,171)	(27,726)	(26,296)	(2,176)	(28,472)

Net deferred tax liability	(11,672)	(925)	(12,597)	(9,147)	(879)	(10,026)

Less current deferred tax liability	(28)	1	(27)	(333)	(44)	(377)

Net non-current deferred tax liability	$(11,644)	$(926)	$(12,570)	$(8,814)	$(835)	$(9,649)

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

The components of the income tax provision for the years ended December 31, 2011, 2010 and 2009, are as follows:

	2011	2010	2009
Current
Federal	$(31)	$(273)	$(232)
State and local	2	(116)	10

Total current benefit	(29)	(389)	(222)
Deferred
Federal	3,266	298	(3,609)
State and local	50	289	306

Total deferred provision (benefit)	3,316	587	(3,303)

Change in valuation allowance	(745)	2,318	3,100

Total deferred provision (benefit)	2,571	2,905	(203)

Total income tax provision (benefit)	$2,542	$2,516	$(425)

Income tax expense differed from the amounts computed by applying the U.S. Federal statutory income tax rate of 34% to income before income taxes for the years ended December 31, 2011, 2010 and 2009, primarily due to permanent items, state/local taxes, net of federal impact, and the change in valuation allowance.

	2011	2010	2009
Pre-tax income (loss)	$3,209	$(400)	$(7,243)
Permanent items	55	64	78
Change in valuation allowance	(745)	2,318	7,772
State taxes, net of federal impact	374	164	(306)
Other	(350)	370	(726)

Income tax provision (benefit)	$2,542	$2,516	$(425)

Management has determined that it is more likely than not that the Company will not realize the income tax benefit of a portion of its net deferred tax assets. The Company continues to record a valuation allowance in excess of its net deferred tax assets, creating a net deferred tax liability to the extent the book basis of tax amortizable goodwill and indefinite-lived intangible assets exceeds the tax basis. However, the Company continues to generate positive pre-tax book income in 2012 and the positive evidence supporting the realization of the net deferred tax assets could override the existing negative evidence and result in the full release of the valuation allowance in 2012. To the extent the Company reports taxable income in future periods, it intends to use its NOL’s, to the extent allowable, to offset taxable income and reduce cash outflows for income taxes. The Company’s ability to use its federal and state NOL’s and federal and state tax credit carryforwards may be subject to restrictions attributable to equity transactions resulting from changes in ownership as defined under the Internal Revenue Code.

The Company has no material uncertain income tax provisions. It is not expected that the any uncertain tax positions will materially change in the next 12 months. The Company’s policy is to record interest and penalties as a component of income tax expense in the statement of operations.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

The periods open to examination by the Internal Revenue Service and state tax jurisdictions are tax years 2008 through 2011.

10.	Unit Based Compensation and Subsidiary Stock Option Plan

The Company sponsors a member unit based compensation program in which certain key employees of the Company participate. The plan was authorized in May 2007 and is comprised of non-vested member units in the Company. The number of member units authorized under the plan is 20,208. The participants were awarded 20,208 member units prior to December 31, 2011 that vest, based on service, over a period of four years and eight months. The vesting occurs in equal one-fifth installments for each of the years of 2007 through 2015. As of December 31, 2011, 15,316 member units are vested and 5,889 member units have been forfeited. There were 6,346 member units granted, and none forfeited during 2011. The current-value method was used to measure the compensation costs of the awards at the grant date. The Company recognized $91 in member unit based compensation costs under the plan in 2011, and the underlying compensation cost is reflected in the Company’s financial statements as a capital contribution. As of December 31, 2011, 11,472 member units not previously forfeited were fully vested.

A subsidiary of the Company, The Sportsman Channel, Inc., established the 2006 Stock Incentive Plan (the “Plan”) to retain key employees. The Plan provides for the granting of incentive stock options, nonqualified stock options and restricted stock. There were 2,000 shares of common stock reserved under the Plan and 1,400 shares remaining available to be granted at December 31, 2011, 2010 and 2009, respectively. The following table summarizes the Company’s stock option activity in the Plan:

	Number of shares	Weighted average exercise price	Weighted average term (years)
Balance at December 31, 2008	600	$1	7.3
Options granted	—	—	—
Options exercised	—	—	—

Balance at December 31, 2009	600	$1	6.3
Options granted	—	—	—
Options exercised	—	—	—

Balance at December 31, 2010	600	$1	5.3
Options granted	—	—	—
Options exercised	—	—	—

Balance at December 31, 2011	600	$1	4.3

The term of each option under the plan is generally 10 years and vest 20% per year for the first 5 years of the option. There were no unvested options at December 31, 2011. There were 40 and 160 unvested options at December 31, 2010, and 2009, respectively.

The Company accounts for stock-based compensation issued by The Sportsman Channel, Inc. by recognizing the expense of these awards in the financial statements at the time the employee received the award. Pursuant to the terms of an Employment Agreement (the “Agreements”), two employees have the right to put their stock options back to The Sportsman Channel, Inc. The terms of the Agreements allow the employees, upon termination (without cause or by death or disability or for resignation with or without good reason), to require The Sportsman Channel, Inc. to purchase shares or vested options

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

at fair market value. The put option is effective for 90 days after termination. In August 2011, one employee resigned. As part of his separation agreement, the termination clause was modified and the date to exercise the option was extended. The employee elected not to exercise his put option to require The Sportsman Channel, Inc. to buy his vested options at fair market value. The Sportsman Channel, Inc. accounts for these stock options as liability awards and remeasures the awards at fair value at each reporting period. The Sportsman Channel, Inc. records the change in the fair value of the award as compensation expense with a corresponding increase or decrease to the liability. The expiration of the put option caused the award to no longer require liability classification. As a result, The Sportsman Channel, Inc. performed a final remeasurement of the liability and reclassified the award to equity. As of December 31, 2011 and 2010, $237 and $994 is included in accounts payable and accrued expenses in the consolidated balance sheet to reflect the fair value of the outstanding stock option awards. For the years ended December 31, 2011, 2010 and 2009, The Sportsman Channel, Inc. recorded stock compensation of $77, $797 and $36, respectively, to reflect the fair value of the awards.

Stock-based compensation expense is recorded in other general expenses in the income statement. There is no non-cash stock-based compensation expense not yet recognized under the Plan at December 31, 2011.

The Sportsman Channel, Inc. also established the MIS Management Incentive Plan (the “MIS Plan”) to retain certain key employees. The following table summarizes the stock option activity in the MIS Plan:

	Number of shares	Weighted average exercise price	Weighted average term (years)
Balance at December 31, 2008	262	$1	7.3
Options granted	30	1	7.3
Options exercised	—	—	—
Options forfeited	—	—	—

Balance at December 31, 2009	292	$1	6.3
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	(232)	1	6.3

Balance at December 31, 2010	60	$2	5.3
Options granted	—	—	—
Options exercised	—	—	—
Options forfeited	—	—	—

Balance at December 31, 2011	60	$2	4.3

The term of each option under the plan is generally 10 years and vest 33% after 3 years and 33% for the each of the 2 years thereafter. There were no unvested options at December 31, 2011. There were 20 and 195 unvested options at December 31, 2010, and 2009, respectively.

The fair value of each stock option granted was estimated as of the date of the grant using the Black-Scholes pricing model. The resulting compensation expense is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted is determined using the average of the vesting period and the original contract term. As The Sportsman Channel, Inc.’s stock is not publicly traded, the expected volatility rate used is determined using data from a company proxy which is in the same industry and business operations as The Sportsman Channel, Inc. The risk-free interest rate is based on U.S.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

Treasury zero-coupon issues at the time of the grant with a remaining term consistent with the expected term of the award. Expected pre-vesting option forfeitures are estimated to be 45% based on turnover experience. For the years ended December 31, 2011, 2010 and 2009, TSC recorded stock compensation of $29, $29 and $9, respectively, to reflect the fair value of the awards.

Volatility	53.1%
Risk-free rate	4.92%
Expected term	6.5 years
Dividend	0%

11.	Fair Value

The carrying values and fair values of the Company’s financial assets and liabilities are summarized as follows:

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Borrowings under bank credit facilities	$93,794	$87,873	$105,976	$95,894

The fair value of borrowings under bank credit facilities was determined based on the current rates that would be offered to the Company for debt of the same remaining maturity. For certain assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amount approximates fair value because of the short maturity of these instruments.

The Company’s liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy as of December 31, 2010 and 2011 are summarized as follows:

	December 31, 2011			December 31, 2010
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Accrued liabilities:
Stock option liabilities	$—	$—	$237	$—	$—	$994

Level 3 liabilities include a stock option liability, the value of which is determined based on an option pricing model that takes into account the contract terms as well as multiple inputs such as the Company’s stock price, risk-free interest rates and expected volatility that the Company could not corroborate with market data.

A reconciliation of the accrued liability related to the stock option liability measured and recorded at fair value on a recurring basis, using significant unobservable inputs (Level 3) is as follows (in thousands):

Level 3
Balance at December 31, 2009	$196
Change in fair value of stock option liability	798

Balance at December 31, 2010	$994
Change in fair value of stock option liability	77
Reclassification of stock option liability to equity	(834)

Balance at December 31, 2011	$237

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

12.	Segment Information

The Company reports segment information in the same format as reviewed by our chief operating decision maker in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer. The Company operates in two reporting segments: Television and Publishing. Television generates revenue primarily from advertising fees, subscriber fees paid by cable, satellite and telco service providers and production fees. Publishing generates revenue primarily from print advertising fees, magazine subscription fees and newsstand magazine sales.

Information with respect to these reportable segments as of and for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year Ended December 31,
Revenue	2011	2010	2009
Network & Digital Media	$28,362	$19,589	$17,352
Publishing	64,471	67,427	68,955

Total revenues	$92,833	$87,016	$86,307

	Year Ended December 31,
Income (Loss) from Operations	2011	2010	2009
Network & Digital Media	$6,347	$(3,477)	$(2,649)
Publishing	7,986	8,099	(11,579)

Total income (loss) from operations	$14,333	$4,622	$(14,228)

	As of December 31,
Significant assets by segment	2011	2010
Network & Digital Media:
Property and equipment, net	$741	$617
Intangible assets, net	10,075	10,725
Goodwill	3,023	3,023
Other	150	159

	13,989	14,524

Publishing:
Property and equipment, net	4,036	4,524
Intangible assets, net	1,020	2,207
Goodwill	81,652	81,652

	86,708	88,383

Other unallocated assets:
Working capital current assets	26,137	23,390
Indefinite lived tradenames used across all segments	62,075	62,075

Total Assets	$188,909	$188,372

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

13.	Commitments and Contingencies

Commitments

Total rent expense under operating leases was $1,572, $1,674 and $2,026 for the years ended December 31, 2011, 2010 and 2009, respectively. Certain leases contain renewal options. The leases primarily relate to real estate. There were no minimum non-cancelable sublease rentals as of December 31, 2011, 2010 and 2009.

Minimum rental commitments under non-cancelable operating leases at December 31, 2011 are as follows:

Years Ending December 31,
2012	$1,471
2013	515
2014	101
2015	—
Thereafter	—

Total	$2,087

Contingencies

From time to time, the Company may be involved in ordinary and routine litigation incidental to its business. In the opinion of management, there is no pending legal proceeding that would have a material adverse effect on the financial statements of the Company.

14.	Related–Party Transactions

The Sportsman Channel, Inc. was party to a contract with Orion Satellite Services, LLC, an entity owned by the former preferred stockholders, who are now common stockholders of IMOTSC. The entity provided satellite uplink services to IMOTSC. Fees incurred related to this service for the year ended December 2009 totaled $389. IMOTSC purchased this entity on January 1, 2010 for a purchase price of $555 and subsequently wrote the assets down to their net book value of $105. The expense to write down the asset is included in other expense on the income statement.

The Company reimburses an affiliate for legal counsel and related expenses incurred on behalf of the Company primarily related to contract negotiations with cable service providers. Amounts due to this affiliate at December 31, 2011, 2010 and 2009, were $0, $1 and $9, respectively.

During 2010, TSC began sharing affiliate sales resources with Gospel Music Channel, LLC (“GMC”). GMC and The Sportsman Channel, Inc. share common ownership and, as such, these transactions are considered related party transactions. These transactions are included in the Company’s marketing and sales expense and totaled $3 and ($210) net income (expense) for 2011 and 2010, respectively. Total due from GMC as of December 31, 2011 and 2010 is $4 and $14, respectively. No amounts were due to GMC as of December 31, 2011 and $95 was due to GMC as of December 31, 2010. Amounts due from GMC are included in other current assets and amounts due to GMC are included in accrued expense in the accompanying consolidated financial statements. This relationship ended in 2011.

InterMedia Outdoors Holdings, LLC

Notes to Consolidated Financial Statements

December 31, 2011, 2010 and 2009

(in thousands of dollars)

In 2011, The Sportsman Channel, Inc. had a note payable of $2,000 due to InterMedia Partners VII, a related entity. The Sportsman Channel, Inc. used the funds received on the note for working capital purposes. The note is due upon demand by the related entity and bears interest at a rate of 12% per annum. The Sportsman Channel, Inc. paid off the note in full during the third quarter of 2012.

15.	Subsequent Events

On November 15, 2012, the Company entered into a definitive merger agreement with InterMedia Outdoor Holdings, Inc (“IMOH”) and the Outdoor Channel Holdings, Inc. (“Outdoor Channel”), under the Company has agreed to be acquired by IMOH. The agreement is part of a transaction under which IMOH will also simultaneously issue common stock (or pay cash consideration) in exchange for all of the outstanding common stock of Outdoor Channel, an existing publicly traded company.

IMOH is a Delaware corporation which was formed on November 13, 2012 to serve as a holding company for IMOTSC and OUTD. IMOH has no independent assets or operations. IMOH and IMOTSC are under the common control of a single investor group, and have been since each of their respective formation.

Under the proposed transaction, stockholders of OUTD will be entitled to receive either cash or shares of IMOH common stock equal to an Exchange Ratio (1:1, as described in the merger agreement). Commitments for $150 million in financing have been obtained from a bank to be provided through a combination of a new $140 million term loan and a new $10 million revolving credit facility. Proceeds from the financing will be used to facilitate the mergers and specifically to: (i) pay cash merger consideration, (ii) refinance the Company’s existing first lien term loan (as more fully explained in Note 8) (iii) fund ongoing working capital requirements, (iv) pay related transaction fees and expenses and (v) for general corporate purposes.

Due to the common control and the continuation of ownership by the common investor, the acquisition of IMOTSC by IMOH will be accounted for as a reorganization of entities under common control. Accordingly, in future reporting periods, the consolidated financial statements of IMOH and the Company for all periods will be presented as if the acquisition occurred at the beginning of the earliest period presented and include the accounts of those entities involved on a historical cost basis, in a manner similar to a pooling of interests.

The acquisition of Outdoor Channel will be accounted for as a business combination in accordance with accounting standards generally accepted in the United States of America. Accordingly, the purchase consideration will be allocated to the assets and liabilities acquired (including identifiable intangible assets and goodwill, if any) and the results of operations of Outdoor Channel will be included in the future financial statements of IMOH from the date of acquisition.

The transaction is subject to typical closing conditions, the most significant of which is the approval of the shareholders of Outdoor Channel.

As of November 15, 2012, which represents the date the financial statements were available to be issued no other events occurred subsequent to December 31, 2011, that would require disclosure in or would be required to be recognized in the consolidated financial statements.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTERMEDIA OUTDOOR HOLDINGS, INC.,

OUTDOOR MERGER SUB, LLC,

OUTDOOR MERGER CORP.,

OUTDOOR CHANNEL HOLDINGS, INC.

AND

INTERMEDIA OUTDOORS HOLDINGS, LLC,

DATED AS OF NOVEMBER 15, 2012

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

(Continued)

AGREEMENT AND PLAN OF MERGER

(Continued)

EXHIBIT A	Registration Rights Agreement
EXHIBIT B	Support Agreement
EXHIBIT C	Lock-Up Agreement
EXHIBIT D	Amended and Restated OUTD Certificate of Incorporation
EXHIBIT E	Amended OUTD By-Laws
EXHIBIT F	Amended Parent Certificate of Incorporation
EXHIBIT G	Amended Parent By-Laws
EXHIBIT H	Officers of Parent
EXHIBIT I	Pro Rata Percentages of IM Members

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 15, 2012 (this “Agreement”), is made by and among InterMedia Outdoor Holdings, Inc., a Delaware corporation (“Parent”), Outdoor Merger Sub, LLC, a Delaware limited liability company and an indirect wholly-owned Subsidiary of Parent (“IM Merger Sub”), Outdoor Merger Corp., a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“OUTD Merger Sub” and, together with IM Merger Sub, the “Merger Subsidiaries”), Outdoor Channel Holdings, Inc., a Delaware corporation (“OUTD”), and InterMedia Outdoors Holdings, LLC, a Delaware limited liability company (“IM”). IM, Parent and the Merger Subsidiaries are collectively referred to herein as the “IM Parties.”

W I T N E S S E T H:

WHEREAS, the Board of Directors of each of Parent, OUTD Merger Sub and OUTD and the respective governing bodies and members of each of IM Merger Sub and IM have approved the consummation of the business combinations provided for in this Agreement, pursuant to which (i) OUTD Merger Sub will merge with and into OUTD, with OUTD surviving (the “OUTD Merger”), whereby, upon the terms and subject to the conditions set forth herein, the shares of OUTD Common Stock will be converted into the right to receive the OUTD Merger Consideration and (ii) IM Merger Sub will merge with and into IM, with IM surviving (the “IM Merger” and, together with the OUTD Merger, the “Mergers”), whereby, upon the terms and subject to the conditions set forth herein, each equity interest of IM will be converted into the right to receive the IM Merger Consideration;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) determined that it is in the best interests of Parent and its stockholder, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers, and (iii) authorized the proper officers of Parent to take appropriate action to cause the shares of IM Merger Sub and OUTD Merger Sub indirectly owned by Parent to be voted in favor of the adoption of this Agreement;

WHEREAS, the Board of Directors of OUTD (the “OUTD Board”) has (i) determined that it is in the best interests of OUTD and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by OUTD of this Agreement and the consummation of the transactions contemplated hereby, including the OUTD Merger, and (iii) resolved to recommend to OUTD’s stockholders that they adopt this Agreement;

WHEREAS, the members of IM (the “IM Members”) holding more than 50% of the Class A Common Units of IM have (i) determined that it is in the best interests of IM and the IM Members to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by IM of this Agreement and the consummation of the transactions contemplated hereby, including the IM Merger and (iii) executed an amendment to the Amended and Restated Limited Liability Company Operating Agreement of IM in the form previously provided to OUTD (as amended, the “IM LLC Agreement”) to provide that the IM Merger Consideration, when and if payable pursuant to the terms of this Agreement, shall be treated as a “Distribution” in accordance with Article 10 of the IM LLC Agreement;

WHEREAS, the Board of Directors of OUTD Merger Sub has (i) determined that it is in the best interests of OUTD Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved this Agreement and approved the execution, delivery and performance by OUTD Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the OUTD Merger and (iii) resolved to recommend to its sole stockholder that it approve the OUTD Merger and adopt this Agreement;

WHEREAS, the sole member of IM Merger Sub has (i) determined that it is in the best interests of IM Merger Sub to enter into this Agreement and (ii) approved this Agreement and approved the execution, delivery and performance by IM Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the IM Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, shall constitute an exchange described in Section 351 of the Code;

WHEREAS, as a condition and inducement to IM entering into this Agreement and incurring the obligations set forth herein, Parent, the IM Members, certain stockholders of OUTD and certain other parties, concurrently with the execution and delivery of this Agreement, are entering into the Registration Rights Agreement, in the form attached hereto as Exhibit A (as amended or modified from time to time in accordance with its terms, “Registration Rights Agreement”);

WHEREAS, as a condition and inducement to IM entering into this Agreement and incurring the obligations set forth herein, certain stockholders of OUTD concurrently with the execution and delivery of this Agreement, have entered into (i) a Support Agreement, in the form attached as Exhibit B (as amended or modified from time to time in accordance with its terms, the “Support Agreement”) and (ii) a Lock-Up Agreement, in the form attached as Exhibit C (as amended or modified from time to time in accordance with its terms, the “Lock-Up Agreement”);

WHEREAS, as a condition and inducement to OUTD entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement the IM Members have entered into the Lock-Up Agreement; and

WHEREAS, in connection with the transactions contemplated by this Agreement, the parties have agreed that the OUTD Board would, and the OUTD Board has, declared a special cash dividend of $0.25 per share on all of the issued and outstanding shares of OUTD Common Stock (as defined herein) payable to holders of record as of the close of business on November 27, 2012, payable on or about December 7, 2012 (the “Special Dividend”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The OUTD Merger.

(a) At the Effective Time, OUTD Merger Sub shall be merged with and into OUTD in accordance with the DGCL, and upon the terms set forth in this Agreement, whereupon the separate existence of OUTD Merger Sub shall cease and OUTD shall be the surviving corporation (the “OUTD Surviving Corporation”).

(b) As soon as practicable on the Closing Date, the parties shall file a certificate of merger, certified by the Secretary of OUTD in accordance with the DGCL (the “OUTD Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the OUTD Merger. The OUTD Merger shall become effective at the Effective Time. As used herein, the term “Effective Time” means the time set forth in the OUTD Merger Filing in accordance with the DGCL and the Act.

(c) From and after the Effective Time, the OUTD Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, the OUTD Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of OUTD and OUTD Merger Sub, all as provided under the DGCL.

Section 1.2 The IM Merger.

(a) At the Effective Time, IM Merger Sub shall be merged with and into IM in accordance with the Delaware Limited Liability Company Act 6 Del. C. §§18-101, et seq. (the “Act”), and upon the terms set forth in this Agreement, whereupon the separate existence of IM Merger Sub shall cease and IM shall be the surviving limited liability company (the “IM Surviving LLC” and together with the OUTD Surviving Corporation, the “Surviving Entities”).

(b) Concurrently with the filing of the OUTD Merger Filing, the parties shall file a certificate of merger, certified by the Secretary of IM in accordance with the Act (the “IM Merger Filing”), with the Delaware Secretary of State and make all other filings or recordings required by the Act in connection with the IM Merger. The IM Merger Filing shall provide that the IM Merger shall become effective at the Effective Time.

(c) From and after the Effective Time, the IM Merger shall have the effects set forth in the applicable provisions of the Act. Without limiting the generality of the foregoing, from and after the Effective Time, the IM Surviving LLC shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of IM and IM Merger Sub, all as provided under the Act.

Section 1.3 Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., prevailing Eastern time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions at the Closing) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, unless another time, date or place is agreed to in writing by the parties hereto). The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.4 Organizational Documents.

(a) At the Effective Time, (i) the certificate of incorporation of OUTD in effect immediately prior to the Effective Time shall be amended by virtue of the OUTD Merger in the form set forth on Exhibit D and, as so amended, shall be the certificate of incorporation of the OUTD Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the by-laws of OUTD shall be amended by virtue of the OUTD Merger in the form set forth on Exhibit E and, as so amended, shall be the by-laws of the OUTD Surviving Corporation, until thereafter changed or amended as provided therein, in the certificate of incorporation of OUTD Merger Sub or by applicable Law.

(b) At the Effective Time, the limited liability company agreement of IM Merger Sub, as in effect immediately prior to the Effective Time (with the name of the limited liability company appropriately changed to that of the IM Surviving LLC), shall be the limited liability company agreement of the IM Surviving LLC, until thereafter changed or amended as provided therein or by applicable Law.

(c) IM shall take all appropriate action so that, at the Effective Time, (i) the certificate of incorporation of Parent shall be amended and restated in the form set forth on Exhibit F hereto (the “Amended Parent Certificate of Incorporation”) and (ii) the amended and restated by-laws of Parent shall be in the form attached as Exhibit G hereto (the “Amended Parent By-Laws”).

Section 1.5 Board Composition; Officers and Managers.

(a) The directors of OUTD Merger Sub immediately prior to the Effective Time shall be the initial directors of the OUTD Surviving Corporation and the officers of OUTD immediately prior to the Effective Time shall be the initial officers of the OUTD Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the OUTD Surviving Corporation.

(b) The managers of IM Merger Sub immediately prior to the Effective Time shall be the initial managers of the IM Surviving LLC and the officers of IM immediately prior to the Effective Time shall be the initial officers of the IM Surviving LLC, each to hold office in accordance with limited liability company agreement and the certificate of formation of the IM Surviving LLC.

(c) (i) IM shall cause the Board of Directors of Parent as of immediately following the Effective Time to be comprised of the following nine (9) individuals: (A) five (5) designated by IM (one of whom shall be the Executive Chairman), who shall initially be Peter Kern, Jerome Letter, Alan Sokol and two (2) individuals to be designated by IM, (B) three (3) designated by OUTD, who shall initially be Perry Massie, David Merritt and T. Bahnson Stanley and (C) the Chief Executive Officer of Parent, who are divided into three classes (with each of the individuals designated by OUTD assigned to a different class) and (ii) the individuals set forth on Exhibit H shall be the officers of Parent.

ARTICLE II

EFFECTS OF THE MERGERS ON THE CAPITAL STOCK OF OUTD AND THE EQUITY INTERESTS OF IM; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on OUTD Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the OUTD Merger and without any action on the part of Parent, OUTD Merger Sub, OUTD or the holders of any shares of OUTD Common Stock:

(a) Conversion of OUTD Common Stock. Each share of OUTD Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares of OUTD Common Stock to be cancelled pursuant to Section 2.1(b) and Dissenting Shares, will be automatically converted into and will thereafter represent the right to receive the following consideration, as adjusted to the extent necessary pursuant to Section 2.2 (in the aggregate for all shares of OUTD Common Stock (other than any shares of OUTD Common Stock to be cancelled pursuant to Section 2.1(b) and Dissenting Shares), the “OUTD Merger Consideration”):

(i) Each share of OUTD Common Stock with respect to which an election to receive cash has been made and not revoked prior to the Election Deadline (each such share, a “Cash Election Share”) will be converted into the right to receive $8.00 in cash, without interest (the “OUTD Cash Consideration”).

(ii) Each share of OUTD Common Stock with respect to which an election to receive stock has been made and not revoked prior to the Election Deadline (each such share, a “Stock Election Share”) will be converted into the right to receive that portion of a share of Parent Common Stock equal to the OUTD Exchange Ratio (together with any fractional shares of Parent Common Stock to be paid in accordance with Section 2.11, the “OUTD Stock Consideration”).

(iii) Each share of OUTD Common Stock with respect to which an election to receive mixed stock and cash has been made and not revoked prior to the Election Deadline (each such share, a “Mixed Election Share”) or for which no election to receive cash or stock has been made prior to the Election Deadline (each such share, a “No Election Share”) will, in each case, be converted into the right to receive (which shall hereinafter be referred to as the “OUTD Mixed Consideration”) (A) $4.46 in cash, without interest (the “OUTD Mixed Consideration Cash”), and (B) that portion of a share of Parent Common Stock equal to 0.443 (together with any fractional shares of Parent Common Stock to be paid in accordance with Section 2.11, the “OUTD Mixed Consideration Stock”).

From and after the Effective Time, the OUTD Common Stock converted into the OUTD Merger Consideration pursuant to this Section 2.1(a) will no longer remain outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate previously representing any such OUTD Common Stock or shares of OUTD Common Stock that are in non-certificated book-entry form (either case being referred to in this Agreement, to the extent applicable, as an “OUTD Certificate”) will thereafter cease to have any rights with respect to such OUTD Common Stock except the right to receive the OUTD Merger Consideration.

(b) Cancellation of Certain Shares of OUTD Common Stock. Each share of OUTD Common Stock held by OUTD as treasury stock, each share of OUTD Common Stock held by any direct or indirect Subsidiary of OUTD, and each share of OUTD Common Stock owned by Parent, IM, either Merger Subsidiary or any direct or indirect Subsidiary thereof, in each case as of immediately prior to the Effective Time, automatically shall be cancelled and cease to exist without any conversion thereof, and no consideration shall be paid with respect thereto.

(c) Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of OUTD Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of OUTD Common Stock who have properly exercised appraisal rights with respect thereto (the “Dissenting Shares”) in accordance with Section 262 of the DGCL, will not be converted into the right to receive the OUTD Merger Consideration, and holders of such Dissenting Shares will be entitled to receive in lieu of the OUTD Merger Consideration payment of the appraised value of such Dissenting Shares determined in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the OUTD Cash Consideration payable in respect of Cash Election Shares, without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.1(c), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. OUTD will give Parent (i) prompt notice of any written demands received by OUTD for appraisal of Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by OUTD relating to such holder’s rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. OUTD will not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any demand for appraisal or offer to settle or settle any such demands, and Parent will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of OUTD.

(d) If after the date hereof and prior to the Effective Time, OUTD pays a stock dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of OUTD Common Stock, then the OUTD Merger Consideration, the OUTD Stock Consideration, the OUTD Cash Consideration, the OUTD Mixed Consideration, the OUTD Exchange Ratio and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide to the holders of the OUTD Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the OUTD Merger Consideration, the OUTD Stock Consideration, the OUTD Cash Consideration, the OUTD Mixed Consideration, the OUTD Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this provision.

Section 2.2 Proration.

(a) If the sum of (A) the product of the aggregate number of Cash Election Shares and the OUTD Cash Consideration (such product being the “OUTD Elected Cash Consideration”) and (B) the Aggregate OUTD Mixed Consideration Cash exceeds the Available Cash Amount, then:

(i) all Stock Election Shares will be converted into the right to receive the OUTD Stock Consideration;

(ii) all Mixed Election Shares and all No Election Shares will be converted into the right to receive the OUTD Mixed Consideration; and

(iii) a portion of the Cash Election Shares of each holder of OUTD Common Stock will be converted into the right to receive the OUTD Cash Consideration, with such portion being equal to the product obtained by multiplying (A) the number of such holder’s Cash Election Shares by (B) a fraction, the numerator of which will be (1) the Available Cash Amount less (2) the Aggregate OUTD Mixed Consideration Cash, and the denominator of which will be the OUTD Elected Cash Consideration, with the remaining portion of such holder’s Cash Election Shares being converted into the right to receive the OUTD Stock Consideration.

(b) If the sum of (A) the OUTD Elected Cash Consideration and (B) the Aggregate OUTD Mixed Consideration Cash is less than the Available Cash Amount (such difference being the “Shortfall Number”), then:

(i) all Cash Election Shares will be converted into the right to receive the OUTD Cash Consideration;

(ii) all Mixed Election Shares and all No Election Shares will be converted into the right to receive the OUTD Mixed Consideration; and

(iii) a portion of the Stock Election Shares of each holder of OUTD Common Stock (if any) will be converted into the right to receive the OUTD Cash Consideration, with such portion being equal to the product obtained by multiplying (x) the number of Stock Election Shares of such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the product obtained by multiplying the aggregate number of Stock Election Shares by $8.00, with the remaining portion of such holder’s Stock Election Shares being converted into the right to receive the OUTD Stock Consideration.

(c) In the event that (i) a holder of OUTD Common Stock has made an election to receive cash for 55.74% of such holder’s aggregate outstanding shares (rounded to the nearest whole share) and has made an election to receive stock for 44.26% of such holder’s aggregate shares (rounded to the nearest whole share), and (ii) indicates its intent on the Election Form to receive the equivalent of Mixed Consideration for all of such holder’s shares, such holder’s shares will not be subject to Sections 2.2(a)(iii) or 2.2(b)(iii).

Section 2.3 Elections.

(a) Concurrently with the mailing of the Proxy Statement/Prospectus to OUTD stockholders (the “Mailing Date”), an election form in such form as Parent will have specified prior to the Mailing Date and which is reasonably acceptable to OUTD (the “Election Form”) will be mailed to each holder of record of shares of OUTD Common Stock (including shares underlying OUTD Equity Awards that become vested or settled on the Closing Date) as of the record date for the OUTD Stockholders’ Meeting.

(b) Each Election Form will permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of such holder’s OUTD Common Stock with respect to which such holder elects to receive the OUTD Stock Consideration, (ii) the number of shares of such holder’s OUTD Common Stock with respect to which such holder elects to receive the OUTD Cash Consideration or (iii) the number of shares of such holder’s OUTD Common Stock with respect to which such holder elects to receive the OUTD Mixed Consideration. In addition, if such holder holds multiple blocks of OUTD Common Stock, the Election Form will permit such holder to designate (i) the shares with respect to which each election is made, (ii) if the same election is made with respect to shares in more than one block, the order of priority of shares to which the election is to be effective in the event of proration and (iii) if no election is made, the order of priority of shares to be exchanged for cash. Any OUTD Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the 10th day preceding the date of the OUTD Stockholders’ Meeting or such other date as Parent and OUTD will, prior to the Closing, mutually agree (the “Election Deadline”) will be deemed to be No Election Shares. In order to be effective, an Election Form must be accompanied by a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the OUTD Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Parent and OUTD may reasonably agree together with the related OUTD Certificates (or effective affidavits of loss in lieu thereof).

(c) Any election made pursuant to this Section 2.3 will have been properly made only if the Exchange Agent will have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of OUTD Common Stock represented by such Election Form will be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. None of Parent or OUTD or the Exchange Agent will be under any obligation to notify any Person of any defect in an Election Form.

(d) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of OUTD Common Stock between the record date for the OUTD Stockholders’ Meeting and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

Section 2.4 Surrender and Payment.

(a) Prior to the Effective Time, Parent will appoint an exchange agent reasonably acceptable to OUTD (the “Exchange Agent”) for the purpose of exchanging OUTD Certificates for OUTD Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than two Business Days following the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of record of No Election Shares as of the Effective Time, whose shares of OUTD Common Stock were converted into the right to receive the OUTD Merger Consideration, a letter of transmittal (which will specify that the delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the OUTD Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Parent and OUTD may reasonably agree, including instructions for use in effecting the surrender of OUTD Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent in exchange for the OUTD Merger Consideration.

(b) At or prior to the Effective Time, Parent will cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of shares of OUTD Common Stock, shares of Parent Common Stock and an amount of cash sufficient to be issued and paid in lieu of fractional shares pursuant to Section 2.11 and pursuant to Section 2.1 and Section 2.2, payable upon due surrender of the OUTD Certificates (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Article II. Following the Effective Time, Parent will make available to the Exchange Agent, when and as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.4(g). All cash and book-entry shares representing shares of Parent Common Stock deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions, deliver the appropriate OUTD Merger Consideration out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. The Exchange Agent will invest any cash included in the Exchange Fund as directed by Parent; provided, that no such investment or losses thereon will affect the OUTD Merger Consideration payable to holders of shares of OUTD Common Stock entitled to receive such consideration or cash in lieu of fractional interests and Parent will promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of shares of OUTD Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments will be the property of, and paid to, Parent.

(c) Each holder of shares of OUTD Common Stock that have been converted into the right to receive the OUTD Merger Consideration, upon surrender to the Exchange Agent of an OUTD Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) the number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive and/or (ii) a check in the amount, if any, that such holder has the right to receive in cash, including cash payable in lieu of fractional shares payable pursuant to Section 2.11 and any dividends and other distributions payable pursuant to Section 2.4(g), pursuant to Section 2.1, Section 2.2 and this Article II. The OUTD Merger Consideration will be paid as promptly as practicable (by mail or, to the extent commercially practicable, made available for collection by hand if so elected by the surrendering holder of an OUTD Certificate) after receipt by the Exchange Agent of the OUTD Certificate and letter of transmittal in accordance with the foregoing, and in any event no later than three Business Days following the later to occur of (i) the Effective Time, and (ii) the Exchange Agent’s receipt of the OUTD Certificate and letter of transmittal in accordance with the foregoing. No interest will be paid or accrued on any OUTD Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of OUTD Certificates.

(d) If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered OUTD Certificate is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered OUTD Certificate or will establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the OUTD Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered OUTD Certificate is registered, it will be a condition to the registration thereof that the surrendered OUTD Certificate will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the OUTD Merger Consideration will pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such OUTD Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) After the Effective Time, there will be no further registration of transfers of shares of OUTD Common Stock. From and after the Effective Time, the holders of OUTD Certificates representing shares of OUTD Common Stock outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of OUTD Common Stock except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, OUTD Certificates are presented to the Exchange Agent or Parent, they will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in this Article II. Notwithstanding anything to the contrary contained in this Agreement, the OUTD Surviving Corporation is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by OUTD on shares of OUTD Common Stock in accordance with the terms of this Agreement prior to the date hereof and which remain unpaid at the Effective Time.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of OUTD Common Stock one year after the Effective Time will be returned to Parent, upon demand, and any such holder who has not exchanged his or her shares of OUTD Common Stock for the OUTD Merger Consideration in accordance with this Article II prior to that time will thereafter look only to Parent for delivery of the OUTD Merger Consideration in respect of such holder’s shares of OUTD Common Stock. Notwithstanding the foregoing, none of Parent, IM, IM Merger Sub, OUTD Merger Sub, the OUTD Surviving Corporation or OUTD will be liable to any holder of shares of OUTD Common Stock for any OUTD Merger Consideration delivered to a public official pursuant to applicable abandoned property Laws. Any OUTD Merger Consideration remaining unclaimed by holders of shares of OUTD Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by applicable Laws, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g) No dividends or other distributions with respect to shares of Parent Common Stock issued in the OUTD Merger will be paid to the holder of any unsurrendered OUTD Certificates until such OUTD Certificates are surrendered as provided in this Section 2.4. Following such surrender, subject to the effect of escheat, Tax or other applicable Laws, there will be paid, without interest, to the record holder of the shares of Parent Common Stock, if any, issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of any such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions with respect to shares of Parent Common Stock, all shares of Parent Common Stock to be issued pursuant to the OUTD Merger will be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(h) Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of OUTD Common Stock immediately prior to the Effective Time such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld (and paid to the applicable Governmental Authority) by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(i) In the event any OUTD Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed OUTD Certificates, upon the making of an affidavit of that fact by the holder thereof, such OUTD Merger Consideration as may be required pursuant to Section 2.1 and Section 2.2, cash for fractional shares pursuant to Section 2.11 and any dividends or distributions payable pursuant to Section 2.4(g); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed OUTD Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or, if reasonably required by Parent, a bond in such reasonable sum as Parent may direct, as indemnity against any claim that may be made against Parent or the Exchange Agent in respect of OUTD Certificates alleged to have been lost, stolen or destroyed.

Section 2.5 OUTD Equity Awards.

(a) Prior to the Effective Time, the OUTD Board (or, if appropriate, any committee administering the OUTD Incentive Plan) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) adjust the terms of all options to purchase OUTD Common Stock (the “OUTD Stock Options”) outstanding immediately prior to the Effective Time granted under any equity or equity-based compensation plan or arrangement of OUTD (each, an “OUTD Incentive Plan”), whether vested or unvested, as necessary to provide that, at the Effective Time, each OUTD Stock Option outstanding immediately prior to the Effective Time shall be assumed and converted into an option to acquire shares of Parent Common Stock, on the same terms and conditions as were applicable under such OUTD Stock Option, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) (each, as so adjusted, an “OUTD Assumed Stock Option”), except that (A) each such OUTD Assumed Stock Option shall represent the right to acquire that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of Shares of OUTD Common Stock subject to the related OUTD Stock Option multiplied by the OUTD Exchange Ratio and (B) the option price per share of Parent Common Stock under each OUTD Assumed Stock Option shall be an amount equal to the option price per share of OUTD Common Stock subject to the related OUTD Stock Option in effect immediately prior to the Effective Time divided by the OUTD Exchange Ratio (the option price per share, as so determined, being rounded up to the next whole cent); and

(ii) provide that each equity award (other than an OUTD Stock Option) entitling the holder thereof to acquire OUTD Common Stock pursuant to the OUTD Incentive Plan (a “OUTD Equity Award”) shall be converted into an equity award entitling the holder thereof to receive shares of Parent Common Stock (a “OUTD Assumed Equity Award”), on the same terms and conditions as were applicable to such OUTD Equity Award, including vesting (taking into account any acceleration of vesting that may occur as a result of the Transaction) except that each OUTD Assumed Equity Award shall represent the right to acquire that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of OUTD Common Stock subject to an OUTD Equity Award multiplied by the OUTD Exchange Ratio.

(b) Except to the extent required under the respective terms of the OUTD Equity Awards, all restrictions or limitations on transfer and vesting with respect to the OUTD Equity Awards awarded under the OUTD Incentive Plan, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such OUTD Equity Awards after giving effect to the Transaction and the assumption by Parent as set forth above.

(c) At the Effective Time, by virtue of the OUTD Merger, the OUTD Incentive Plan shall be assumed by Parent, with the result that all obligations of OUTD under the OUTD Incentive Plan, including with respect to awards outstanding at the Effective Time thereunder, shall be obligations of Parent following the Effective Time. Prior to the Effective Time, Parent shall take all necessary actions for the assumption of the OUTD Incentive Plan, including the reservation, issuance and listing of Parent Common Stock in a number at least equal to the number of shares of Parent Common Stock that will be subject to OUTD Assumed Equity Awards. As soon as practicable following the Effective Time, but in no event later than two Business Days, Parent shall, in accordance with applicable federal securities Laws, prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form selected by Parent) registering a number of shares of Parent Common Stock determined in accordance with the preceding sentence. Such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained) at least for so long as OUTD Assumed Equity Awards remain outstanding.

Section 2.6 OUTD Merger Sub Common Stock. At the Effective Time, each share of capital stock of OUTD Merger Sub held by Borrower immediately prior to the Effective Time shall be cancelled and extinguished and converted into one validly issued, fully paid and non-assessable share of common stock of the OUTD Surviving Corporation.

Section 2.7 Effect on IM Units. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the IM Merger and without any action on the part of Parent, IM Merger Sub, IM or the holders of any equity interests of IM:

(a) Conversion of IM Units.

(i) The Class A Common Units and Class E Common Units of IM issued and outstanding immediately prior to the Effective Time, other than any Class A Common Units or Class E Common Units of IM to be cancelled pursuant to Section 2.7(b), shall be automatically converted into the right to receive 23,854,227 shares of Parent Common Stock (in the aggregate, and together with any cash in respect of any fractional shares of Parent Common Stock payable in accordance with Section 2.11, the “IM Merger Consideration”) to be allocated among the holders of Class A Common Units and Class E Common Units of IM issued and outstanding immediately prior to the Effective Time in accordance with each such holder’s pro rata percentage set forth on Exhibit I. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that IM and its Affiliates shall revise Exhibit I, if necessary, two Business Days prior to the Closing, to provide for the distribution of the IM Merger Consideration in accordance with the IM LLC Agreement.

(ii) As a result of the IM Merger, at the Effective Time, each holder of Class A Common Units and Class E Common Units of IM shall cease to have any rights with respect thereto, except the right to receive the applicable IM Merger Consideration payable in respect of the Class A Common Units or Class E Common Units of IM, as applicable.

(b) Cancellation of Certain Equity Interests of IM. Any outstanding Class A Common Units or Class E Common Units of IM held by any direct or indirect Subsidiary of IM, Parent, OUTD, IM Merger Sub or any direct or indirect Subsidiary of Parent, OUTD or IM Merger Sub, in each case as of immediately prior to the Effective Time, automatically shall be cancelled and cease to exist without any conversion thereof, and no consideration shall be paid with respect thereto.

(c) Adjustments to IM Merger Consideration. The IM Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock, OUTD Common Stock or any equity interests of IM), reorganization, recapitalization, reclassification or other similar change with respect to Parent Common Stock, OUTD Common Stock or any equity interests of IM having a record date on or after the date hereof and prior to the Effective Time.

Section 2.8 Payment of IM Merger Consideration.

(a) At the Effective Time, Parent shall issue to each holder of IM Units that have been converted into the right to receive the IM Merger Consideration the number of shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive in accordance with each such holder’s pro rata percentage set forth on Exhibit I together with any fractional shares of Parent Common Stock to be paid in accordance with Section 2.11. No interest will be paid or accrued on any IM Merger Consideration payable to holders of IM Units.

(b) After the Effective Time, there will be no further registration of transfers of IM Units. From and after the Effective Time, the holders of IM Units outstanding immediately prior to the Effective Time will cease to have any rights with respect to such IM Units except as otherwise provided in this Agreement or by applicable Law. Notwithstanding anything to the contrary contained in this Agreement, the IM Surviving LLC is obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by IM on IM Units in accordance with the terms of this Agreement prior to the date hereof and which remain unpaid at the Effective Time.

(c) Parent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of IM Units immediately prior to the Effective Time such amounts as Parent is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld (and paid to the applicable Governmental Authority) by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

Section 2.9 IM Class E Common Units. Prior to the Effective Time, IM shall take all actions necessary for the distribution to be made of the IM Merger Consideration to the holders of the Class E Common Units in accordance with the terms of this Agreement, including without limitation, delivery to the holders of the Class E Common Units of IM appropriate notices setting forth such holders’ rights pursuant to any equity or equity-based compensation plan or arrangement of IM and obtaining any required consents.

Section 2.10 IM Merger Equity Interests. Each equity interest of IM Merger Sub issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, be cancelled and extinguished and converted into one validly issued, fully paid and non-assessable equity interest of the IM Surviving LLC.

Section 2.11 No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of OUTD Common Stock pursuant to Section 2.1 or Section 2.2 or upon the conversion of IM Units pursuant to Section 2.7, and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Common Stock. All fractional shares to which a single record holder of OUTD Common Stock, on the one hand, or IM Units, on the other hand, would be otherwise entitled shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of OUTD Common Stock and/or IM Units who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder is entitled and (B) an amount equal to the closing sale price of the Parent Common Stock as reported on The NASDAQ Stock Market on the first trading day immediately following the Closing Date.

Section 2.12 Closing Actions. At or prior to the Closing, the following actions shall be taken:

(a) Parent shall (or, in the case of clause (iii) below, cause the Borrower to) deliver:

(i) to the Exchange Agent, shares of Parent Common Stock and an amount of cash sufficient to be issued and paid pursuant to Section 2.1, Section 2.2 and Section 2.11;

(ii) to the holders of IM Units, shares of Parent Common Stock issued pursuant to Section 2.7 and Section 2.8; and

(iii) by wire transfer of immediately available funds to the account or accounts designated in writing by each person to whom any portion of the IM Credit Facilities Payoff Amount is owed (such designation to be made at least two (2) Business Days prior to the Closing Date), an amount in cash equal to the portion of the IM Credit Facilities Payoff Amount owing to such Person.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF OUTD

Except as set forth in the OUTD Disclosure Schedule or in the OUTD SEC Reports filed prior to the date of this Agreement (excluding any disclosure included in any such OUTD SEC Report that is predictive or forward-looking in nature and excluding any risk factor and similar cautionary statement), OUTD represents and warrants to Parent and IM that all of the statements contained in this Article III are true and correct. Each disclosure set forth in the OUTD Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement for convenience of reference only, and shall be deemed a qualification or exception to such section and any other section of the OUTD Disclosure Schedule (other than Section 3.5(c)) to which its applicability is reasonably apparent on the face of such disclosure regardless of whether or not such other section is specifically referenced.

Section 3.1 Organization, Standing and Corporate Power; Charter Documents; Subsidiaries.

(a) Organization, Standing and Corporate Power. OUTD, each of its “significant subsidiaries” (as such term is used in Rule 1-02 of Regulation S-X of the Exchange Act) (the “OUTD Significant Subsidiaries”) and except as, individually or in the aggregate, has not had and would not reasonably be expected to have an OUTD Material Adverse Effect, each of the OUTD Subsidiaries (other than the OUTD Significant Subsidiaries), is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is incorporated or otherwise organized, and has all requisite corporate (or other entity) power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. OUTD and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each other jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, in each case except for such failures to be duly qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an OUTD Material Adverse Effect.

(b) Charter Documents. OUTD has delivered or made available to IM prior to the execution of this Agreement true, correct and complete copies of (i) its certificate of incorporation and any certificates of designation, as amended and currently in effect (collectively, the “OUTD Charter”), and its by-laws, as amended and currently in effect (together with the OUTD Charter, the “OUTD Organizational Documents”), and (ii) the certificate of incorporation, by-laws or operating or similar organizational documents of each of the OUTD Significant Subsidiaries, as amended and currently in effect (collectively, the “OUTD Subsidiary Organizational Documents”), and each such instrument is in full force and effect. OUTD and each of the OUTD Significant Subsidiaries is not in violation of its OUTD Organizational Documents or OUTD Subsidiary Organizational Documents, respectively, and no other OUTD Subsidiary is in material violation of its certificate of incorporation, by-laws or operating or similar organizational documents, as amended and currently in effect.

(c) Subsidiaries. Section 3.1(c) of the OUTD Disclosure Schedule lists all the Subsidiaries of OUTD as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries listed on Section 3.1(c) of the OUTD Disclosure Schedule have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by OUTD free and clear of all Liens (other than any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens) and free of preemptive rights.

Section 3.2 Capital Structure of OUTD. OUTD represents and warrants that:

(a) The authorized capital stock of OUTD consists of 75,000,000 shares of OUTD Common Stock and 25,000,000 shares of OUTD Preferred Stock. As of the close of business on November 15, 2012, (i) 25,943,066 shares of OUTD Common Stock and no shares of OUTD Preferred Stock were issued and outstanding, (ii) no shares of OUTD Common Stock were held by OUTD in its treasury and (iii) 989,649 shares of OUTD Common Stock remained reserved for issuance pursuant to the OUTD Incentive Plan. All of the outstanding shares of OUTD Common Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except as contemplated by the Transaction, as of the date hereof, there are no (A) shares of capital stock of OUTD authorized, issued or outstanding, (B) existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts or commitments of any character, relating to the issued or unissued capital stock of OUTD or any OUTD Subsidiary, obligating OUTD or any OUTD Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or other equity interest in, OUTD or any OUTD Subsidiary or securities convertible into or exchangeable for such shares or equity interests, or obligating OUTD or any OUTD Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, Contract or commitment and (C) outstanding contractual obligations of OUTD or any OUTD Subsidiary to repurchase, redeem or otherwise acquire any shares of OUTD Common Stock, or the capital stock of OUTD, any OUTD Subsidiary or any Affiliate of OUTD or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any OUTD Subsidiary or any other entity. No shares of OUTD Common Stock are held by any OUTD Subsidiary.

(b) As of the close of business on November 15, 2012, 250,000 OUTD Stock Options and 860,065 OUTD Equity Awards (which includes an aggregate of 732,614 restricted shares that are also included in the figure provided in Section 3.2(a)(i)) were outstanding pursuant to the OUTD Incentive Plan. Section 3.2(b) of the OUTD Disclosure Schedule sets forth a true, correct and complete list of (i) the exercise price, holder and number of shares underlying the OUTD Stock Options outstanding under the OUTD Incentive Plan as of the close of business on November 15, 2012, and (ii) the vesting schedule, holder and number of shares underlying the OUTD Equity Awards outstanding under the OUTD Incentive Plan as of the close of business on November 15, 2012. All shares of OUTD Common Stock that may be issued prior to the Effective Time under the OUTD Incentive Plan, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(c) There are no contractual obligations for OUTD or any of its Subsidiaries to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of OUTD or its Subsidiaries under the Securities Act.

(d) No bonds, debentures, notes or other evidences of Indebtedness or other obligations of OUTD having the right to vote (or which bonds, debentures, notes or other evidences of Indebtedness or other obligations are convertible into or exercisable for OUTD Common Stock having the right to vote) on any matters on which stockholders may vote (“OUTD Voting Debt”) are issued or outstanding as of the date hereof.

(e) As of the date hereof, there are no securities, options, warrants, calls, rights, commitments, Contracts or undertakings of any kind to which OUTD or any of its Subsidiaries is a party or by which any of them is bound obligating OUTD or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, OUTD Voting Debt or other voting securities of OUTD or any of its Subsidiaries, or obligating OUTD or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, Contract or undertaking.

(f) Except for this Agreement and the Ancillary Agreements to which OUTD is a party, neither OUTD nor any of its Subsidiaries is a party to any currently effective Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to, any capital stock of OUTD or any of its Subsidiaries.

(g) Other than its Subsidiaries, as of the date hereof, OUTD does not directly or indirectly beneficially own any securities or other beneficial ownership interests in any other entity. There are no outstanding contractual obligations of OUTD or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any OUTD Subsidiary or any other Person, other than guarantees by OUTD of any Indebtedness or other obligations of any wholly-owned Subsidiary of OUTD and other than loans made in the ordinary course consistent with past practice to employees of OUTD and its Subsidiaries.

Section 3.3 Authority; Requisite Corporate Approval; Voting Requirements; No Conflict; Required Filings or Consents.

(a) Authority. OUTD has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to the OUTD Stockholder Approval, to consummate the Transaction. The execution, delivery and performance of this Agreement by OUTD, and the consummation by OUTD of the Transaction, have been duly and validly authorized by all necessary corporate action on the part of OUTD, and no other corporate proceedings on the part of OUTD are necessary to authorize this Agreement or to consummate the Transaction, subject, in the case of the OUTD Merger, to receipt of the OUTD Stockholder Approval. This Agreement has been duly executed and delivered by OUTD. Assuming the due authorization, execution, delivery and performance of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of OUTD enforceable against OUTD in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b) Requisite Corporate Approval. The OUTD Board has (i) determined that this Agreement and the Transaction are fair to, and in the best interest of OUTD and all of its stockholders, (ii) declared it to be advisable for OUTD to enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transaction, including the Mergers; (iii) duly approved this Agreement, the Ancillary Agreements and the Transaction, which approval has not been rescinded or modified, (iv) resolved, subject to Section 6.1(d), to recommend that the stockholders of OUTD vote in favor of the adoption of this Agreement and (v) directed, subject to Section 6.1(d), that this Agreement be submitted to a vote of the OUTD stockholders in accordance with this Agreement.

(c) Voting Requirements. OUTD represents and warrants that the affirmative vote of a majority of the outstanding shares of OUTD Common Stock entitled to vote thereon at a duly convened and held stockholders’ meeting in favor of the adoption of this Agreement (the “OUTD Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of OUTD that is required by Law and the OUTD Organizational Documents to approve and adopt this Agreement and authorize the consummation of the Transaction.

(d) No Conflict. The execution, delivery and performance of this Agreement by OUTD do not, and the consummation by OUTD of the Transaction and compliance by OUTD with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of OUTD or any of its Subsidiaries under, (i) any of the OUTD Organizational Documents (assuming the receipt of the OUTD Stockholder Approval), (ii) any of the Subsidiary Organizational Documents, (iii) any Contract or OUTD Permit or (iv) subject to the governmental filings and other matters referred to in Section 3.3(e), any Law applicable to OUTD or any of its Subsidiaries or their respective properties or assets, except in each of clauses (ii), (iii) and (iv) as, individually or in the aggregate, would and would not reasonably be expected to be material to the business or operations of OUTD and its Subsidiaries, taken as a whole.

(e) Required Filings or Consents. No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to OUTD or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by OUTD or the consummation by OUTD of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any Competition Laws, (ii) such reports under, or other applicable requirements of, the Exchange Act, the Securities Act or the rules of The NASDAQ Stock Market or other appropriate exchange as may be required in connection with this Agreement and the Transaction, (iii) the filing of the OUTD Merger Filing with, and the acceptance for record of the OUTD Merger Filing by, the Secretary of State of the State of Delaware, (iv) the FCC Approval and (v) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as, individually or in the aggregate, would not and would not reasonably be expected to be material to the business or operations of OUTD and its Subsidiaries, taken as a whole.

Section 3.4 OUTD SEC Reports; Financial Statements; Information Supplied; Disclosure Controls; Internal Controls; Off-Balance Sheet Arrangements.

(a) OUTD SEC Reports. OUTD has made available to IM a true, correct and complete copy of each report, registration statement, certification, definitive proxy statement and other document filed or furnished by OUTD with the SEC since January 1, 2011 (the “OUTD SEC Reports”), which are all the forms, reports and documents (other than preliminary material) required to be filed or furnished by OUTD with the SEC prior to the date of this Agreement and which were filed or furnished on a timely basis. As of their respective dates, the OUTD SEC Reports (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such OUTD SEC Reports, and (ii) did not at the time they were filed or furnished (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded), and any OUTD SEC Reports filed or furnished with the SEC prior to the Closing will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the knowledge of OUTD, as of the date hereof, there are no unresolved SEC comments with respect to OUTD. None of OUTD’s Subsidiaries are required to file periodic reports with the SEC pursuant to the Exchange Act. OUTD SEC Reports included, or, if filed or furnished after the date hereof and prior to the Closing, will include, all certificates required to be included herein pursuant to Section 302 and 906 of the SOX Act and the internal control report and attestation of OUTD’s outside auditors required by Section 404 of the SOX Act.

(b) Financial Statements. Each set of financial statements of OUTD (including, in each case, any related notes thereto) contained in OUTD SEC Reports, including each OUTD SEC Report filed after the date hereof until the Closing (the “OUTD Financial Statements”), (i) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes), (ii) fairly present, or in the case of OUTD SEC Reports filed or furnished after the date of this Agreement, will fairly present, in all material respects the financial position and consolidated results of operations and cash flows, as the case may be, of OUTD and its Subsidiaries as of their respective dates or for the respective periods set forth therein, except that the unaudited interim financial statements were, are or will be subject to normal adjustments as will not be material to OUTD and its Subsidiaries, taken as a whole and (iii) complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto.

(c) Information Supplied. None of the information supplied or to be supplied by or on behalf of OUTD for inclusion in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective under the Securities Act) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus is first mailed to OUTD’s stockholders and at the time of the OUTD Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the applicable published rules and regulations thereunder at the date the Proxy Statement/Prospectus is first mailed to OUTD’s stockholders and at the time of the OUTD Stockholder Approval. Notwithstanding the foregoing provisions of this Section 3.4(c), no representation or warranty is made by OUTD with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus and the Registration Statement that was not supplied by or on behalf of OUTD specifically for inclusion or reference therein.

(d) Disclosure Controls; Internal Controls. OUTD and its Subsidiaries have devised and maintain a system of internal accounting controls (within the meaning of Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) receipts and expenditures of OUTD and any Subsidiaries being made only in accordance with authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of OUTD’s or any of its Subsidiaries’ assets that could have a material effect on OUTD’s financial statements. Each of OUTD and its Subsidiaries (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to such entity and its Subsidiaries is made known to the management of such entity by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to OUTD SEC Reports, and (B) has disclosed to its auditors and the audit committee of OUTD Board, based on its most recent evaluation, (1) any significant deficiencies or material weakness in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report financial data and has disclosed to its auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls, and OUTD has provided to IM copies of any such disclosure described in clauses (1) or (2).

(e) Off-Balance Sheet Arrangements. None of OUTD or any of its Subsidiaries has effected or engaged in any securitization transactions or “off-balance sheet arrangement” (as defined in Item  303 (a)(4) of Regulation S-K of the SEC).

Section 3.5 Absence of Certain Changes or Events; No Material Adverse Effect.

(a) Since December 31, 2011 through the date hereof, OUTD and its Subsidiaries have not taken any action of the type described in Section 5.1, that, had such action occurred following the date of this Agreement without IM approval, would be in violation of such Section 5.1;

(b) Since December 31, 2011 through the date hereof, there has not occurred any damage, destruction or casualty loss (whether or not covered by insurance) affecting the business or assets of OUTD or any of its Subsidiaries that, individually or in the aggregate, is material to the business or operations of OUTD and its Subsidiaries, taken as a whole; and

(c) Since December 31, 2011, there has not been an event, occurrence, effect, change or circumstance, that has had or would reasonably be expected to have, individually or in the aggregate, an OUTD Material Adverse Effect.

Section 3.6 Compliance; Permits.

(a) OUTD and each of its Subsidiaries and their employees hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for OUTD and its Subsidiaries to own, lease and operate their respective properties and other assets and to carry on their respective businesses as they are now being conducted (collectively, the “OUTD Permits”), and all such OUTD Permits are valid and in full force and effect.

(b) OUTD and each of its Subsidiaries is, and has been since December 31, 2008, in material compliance with, and is not, to the knowledge of OUTD, under investigation with respect to any material violation of, and has not been given written notice or threatened in writing with any material violation of, the terms of the OUTD Permits and all applicable Laws relating to OUTD and each of its Subsidiaries or their respective businesses, assets or properties.

(c) Without limiting Section 3.6(b), OUTD and each of its Subsidiaries is, and has been since December 31, 2008, in material compliance with the following Laws, or has fulfilled requirements in connection with such Laws so that all Material Television Distributors are, and have been since December 31, 2008, in compliance with the following Laws, solely as such Laws relate to OUTD Network: (i) requirements for closed captioning of programming, including 47 C.F.R. §79.1 et seq. and (ii) requirements relating to children’s programming and commercial limitations, including 47 C.F.R. §76.225, in each case as such Laws are or were then in effect and/or may have been amended from time to time.

Section 3.7 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to OUTD and its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) OUTD and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 3.7(a), except for Taxes as to which the failure to pay or adequately provide for would not, individually or in the aggregate, reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from OUTD or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not, individually or in the aggregate, reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of OUTD, threatened in writing with respect to any material amount of Taxes due from or with respect to OUTD or any of its Subsidiaries.

(e) All material deficiencies for Taxes asserted or assessed in writing against OUTD or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the OUTD SEC Reports filed with the SEC prior to the date of this Agreement.

(f) Neither OUTD nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 3.8 Material Contracts.

(a) Section 3.8(a) of the OUTD Disclosure Schedule sets forth a complete and accurate list as of the date hereof of each of the following types of Contracts to which OUTD or any of its Subsidiaries are parties, or by which any of their assets or properties are bound and under which OUTD has any outstanding obligations:

(i) any Contract providing for indemnification of any Person by OUTD (other than OUTD’s Organizational Documents), except Contracts for goods and services entered into in the ordinary course of business consistent with past practice;

(ii) any Contract (excluding OUTD Affiliation Agreements) that (A) requires payments to or from OUTD of more than $150,000, annually, or $300,000, in the aggregate, and (B) is not cancelable by OUTD without liability on 75 or less days’ notice to the other party thereto;

(iii) any Contract (excluding OUTD Affiliation Agreements) that (A) contains any material non-compete or exclusivity provisions (or obligates OUTD to enter into any material non-compete or exclusivity arrangements) with respect to any line of business (including the ability to research, develop, manufacture, distribute, market or otherwise commercialize any product (including products under development) (“Line of Business”), geographic area or other conduct with respect to OUTD or, after consummation of the Transaction, Parent or any of its Affiliates or (B) materially restricts the conduct of any Line of Business by OUTD or, after consummation of the Transaction, by Parent or any of its Affiliates;

(iv) any Contract relating to Indebtedness under which OUTD is the lender or the borrower, or is guaranteeing any Indebtedness or the performance of any other Person;

(v) any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of OUTD, the performance of which involves consideration in excess of $50,000, annually, or $300,000, in the aggregate, in each case except for any agreement entered into the ordinary course of business consistent with prior practice;

(vi) any Contract (excluding OUTD Affiliation Agreements) involving a partnership, joint venture or the sharing of revenues, profits or expenses that is material to OUTD and its Subsidiaries taken as a whole;

(vii) any employment, consulting, termination or severance, change of control, or similar Contract requiring OUTD to make a payment solely as a result of the Transaction to any employee, director, officer or agent of OUTD or any of its Subsidiaries;

(viii) any collective bargaining Contract or other Contract with any labor organization, union or association material to OUTD and its Subsidiaries, taken as a whole;

(ix) any Contract for the disposition of the assets, capital stock, other equity interests, or business of OUTD or any Contract for the acquisition of any assets, capital stock, other equity interests, or any business of any other Person in excess of $50,000, individually, or $300,000, in the aggregate;

(x) any OUTD Material Affiliation Agreement and any OUTD Existing Content Agreement;

(xi) any agreements whereby a third-party production company, retailer or manufacturer produces a show at its expense and purchases a predetermined number of minutes of advertising within each airing (“Time-Buy Agreements”) that (A) requires payments to or from OUTD of more than $150,000, annually, or $300,000, in the aggregate, and (B) is not cancelable by OUTD without liability on 75 or less days’ notice to the other party thereto; and

(xii) any commitment to enter into any of the foregoing types of agreements.

(b) OUTD has made available to IM complete and correct copies of each Contract listed or required to be listed in Section 3.8(a) of the OUTD Disclosure Schedule (collectively, the “OUTD Material Contracts”). All of the OUTD Material Contracts are valid and in full force and effect and enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), except (i) to the extent that they have previously expired or have been terminated in accordance with their terms or (ii) for any failures to be in full force and effect that, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole. Neither OUTD nor any of its Subsidiaries, nor, to the knowledge of OUTD, any counterparty to any of the OUTD Material Contracts has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the OUTD Material Contracts except in each case for those violations and defaults which, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole.

Section 3.9 OUTD Network and OUTD Affiliation Agreements; OUTD Existing Content Agreements; Distribution.

(a) OUTD is (a) the owner and operator of the OUTD Network and (b) a party to the OUTD Material Affiliation Agreements. Except as contemplated by the Transaction, (i) no Person (including program distributors) other than OUTD has or will have any options, warrants or other equity-like economic rights in the OUTD Network (or in OUTD or any of its Subsidiaries with respect to the OUTD Network), (ii) neither OUTD nor any of its Subsidiaries has assigned, delegated or novated any of its rights or obligations under the OUTD Material Affiliation Agreements with respect to the OUTD Network nor assigned, delegated or novated any of its rights or obligations with respect to management or operation of the OUTD Network, and (iii) none of OUTD or any of its Subsidiaries has any arrangement or commitment with any other Person with respect to the foregoing that is currently in effect.

(b) The consummation of the transactions contemplated by this Agreement will not result in the violation, loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any OUTD Material Affiliation Agreements or OUTD Existing Content Agreements.

(c) OUTD has no distribution with any distributor of the OUTD Network that is not a Material Television Distributor at a net effective rate that is less than the per OUTD Network subscriber net effective rate paid by any distributor which has most favored nations protection with respect to the net effective rate that it pays.

Section 3.10 Intellectual Property.

(a) All Intellectual Property used or held for use in, or necessary to conduct, the operation of the business of OUTD or any of its Subsidiaries (the “OUTD Intellectual Property”) is either owned by OUTD or one or more of its Subsidiaries (the “Owned OUTD Intellectual Property”) or is licensed to OUTD or one or more of its Subsidiaries pursuant to a valid and written license Contract applicable to the period of OUTD’s use thereof (the “Licensed OUTD Intellectual Property”).

(b) Section 3.10(b) of the OUTD Disclosure Schedule sets forth a complete and accurate list of all Owned OUTD Intellectual Property that is the subject of a registration or pending application for registration and lists, in each case, the owner, the jurisdiction and the application or registration number thereof (collectively, “OUTD Registered Intellectual Property”). OUTD or one of its Subsidiaries is the sole, exclusive and record owner of all Owned OUTD Intellectual Property free and clear of all Liens other than Permitted Liens. All material registrations for Registered Intellectual Property are subsisting, in full force and effect, and have not been cancelled, expired or abandoned and all application, registration, renewal and maintenance fees in relation thereto have been paid.

(c) Section 3.10(c)(1) of the OUTD Disclosure Schedule sets forth a true and complete list of all material Contracts (i) pursuant to which OUTD or any of its Subsidiaries are currently using any Licensed OUTD Intellectual Property (other than Time-Buy Agreements) or (ii) pursuant to which OUTD or any of its Subsidiaries has granted to a third party any current right in or to any OUTD Intellectual Property (collectively, the “OUTD IP Licenses”). Prior to the date hereof, IM either has been supplied with, or has been given access to, a true and complete copy of each material written OUTD IP License, together with all amendments, supplements, waivers or other changes thereto. Each OUTD IP License is a legal, valid and binding obligation of OUTD or its Subsidiaries, as applicable, to the knowledge of OUTD is in full force and effect and is enforceable against OUTD or its Subsidiaries, as applicable, and, to the knowledge of OUTD, the other parties thereto. None of OUTD and its Subsidiaries is in material breach or violation of or default under any OUTD IP License and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by OUTD or any of its Subsidiaries or, to the knowledge of OUTD, the other parties thereto. Except as set forth on Section 3.10(b)(2) of the OUTD Disclosure Schedule, no licensor of Licensed OUTD Intellectual Property (x) has canceled or otherwise terminated, threatened to cancel or otherwise terminate or, to the knowledge of OUTD, intends to cancel or otherwise terminate, such license or (y) has materially decreased or limited, threatened to materially decrease or limit or, to the knowledge of OUTD, intends to materially decrease or limit such license. Upon the Closing, OUTD and its applicable Subsidiaries will continue to have the right to use all Licensed OUTD Intellectual Property on identical terms and conditions as OUTD and its Subsidiaries enjoyed immediately prior to the Closing.

(d) There is no pending or, to the knowledge of OUTD, threatened Action or other adversarial proceeding before any court, agency, arbitral tribunal or registration authority in any jurisdiction challenging the ownership, validity, enforceability or registrability of any material Owned OUTD Intellectual Property, and neither OUTD nor any of its Subsidiaries has brought or threatened any claims, suits, arbitrations or other adversarial proceedings against any third party alleging misappropriation, infringement, dilution or violation of any material Owned OUTD Intellectual Property.

(e) To the knowledge of OUTD, (i) the conduct of OUTD’s and its Subsidiaries’ businesses as currently conducted does not infringe upon any material Intellectual Property rights owned or controlled by any third party, and (ii) no third party is misappropriating, infringing, diluting or violating any Owned OUTD Intellectual Property.

(f) The OUTD Intellectual Property is sufficient for OUTD to carry on its business from and after the Closing Date in all material respects as presently carried on by OUTD and its Subsidiaries, consistent with past practice. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, OUTD’s right to own, use, or hold for use any of the OUTD Intellectual Property.

(g) OUTD and each of its Subsidiaries takes reasonable measures to protect the confidentiality of material Trade Secrets used in the operation of its respective business. Except as, individually or in the aggregate, would not and would not reasonably be expected to be material to OUTD and its Subsidiaries, taken as a whole, (i) no such Trade Secrets have been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement and (ii) no party to any non-disclosure agreement relating to such Trade Secrets is in breach or default thereof.

(h) Except as, individually or in the aggregate, would not and would not reasonably be expected to be material to OUTD and its Subsidiaries, taken as a whole, each employee, independent contractor and consultant who has developed material Intellectual Property on behalf of OUTD or any of its Subsidiaries has done so either as an employee within the scope of his, her or its employment or as an independent contractor pursuant to a written “work made for hire” or assignment agreement that conveys to either OUTD or its Subsidiaries, as applicable, any and all right, title and interest of such employee, independent contractor or consultant in and to such Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an OUTD Material Adverse Effect, neither OUTD nor any of its Subsidiaries has experienced any defects in the material Software used in their respective businesses as currently conducted that have not been substantially resolved, including any error or omission in the processing of any data. OUTD and its Subsidiaries have in place disaster recovery and business continuity plans and procedures, substantially consistent with industry practice for businesses of a type and size comparable to OUTD and its Subsidiaries.

(j) OUTD and its Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a true, correct and complete copy of which has been provided to IM prior to the date hereof. OUTD and each of its Subsidiaries is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with OUTD’s and its Subsidiaries’ Privacy Policy. Except as, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole, OUTD and its Subsidiaries have taken reasonable measures to ensure that all Personal Information gathered in the course of their respective businesses is protected against loss and against unauthorized access, use, disclosure or other misuse. Upon the Closing, OUTD or its Subsidiaries will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as OUTD or its Subsidiaries, as applicable, enjoyed immediately prior to the Closing.

Section 3.11 Properties.

(a) All real property and interests in real property owned in fee by OUTD or any OUTD Subsidiary (individually, an “OUTD Owned Property”) are set forth on Section 3.11(a) of the OUTD Disclosure Schedule. With respect to each material OUTD Owned Property, subject only to (A) Permitted Liens, (B) zoning, building and other similar restrictions, and (C) discrepancies, conflicts in boundary lines, shortages in area, encroachments, or any other non-monetary Liens of a minor nature: (i) OUTD or an OUTD Subsidiary has good and marketable fee simple title to all material OUTD Owned Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any material OUTD Owned Property or any portion thereof or interest therein, (iii) there are no leases, subleases, licenses, options, rights, concessions or other agreements affecting any portion of material OUTD Owned Properties and there are no parties (other than OUTD or any OUTD Subsidiary) in possession of any material OUTD Owned Property, and (iv) to OUTD’s knowledge, there are no physical conditions or defects at any of the material OUTD Owned Properties which impair or would be reasonably likely to materially impair the continued operation and conduct of the business of OUTD and its Subsidiaries, taken as a whole. Any material reciprocal easements, operating agreements, option agreements, rights of first refusal or rights of first offer with respect to any OUTD Owned Property are set forth in Section 3.11(a) of the OUTD Disclosure Schedule.

(b) All real property and interests in real property leased by OUTD or any OUTD Subsidiary and any prime or underlying leases related thereto (individually, an “OUTD Leased Property”; OUTD Owned Property and OUTD Leased Property being sometimes referred to herein collectively as “OUTD Property”) are set forth on Section 3.11(b) of the OUTD Disclosure Schedule. OUTD or an OUTD Subsidiary has good and valid leasehold title to all OUTD Leased Property, subject only to Permitted Liens and matters described in clauses (B) and (C) of Section 3.11(a). Prior to the date hereof, a true, correct and complete copy of each lease for OUTD Leased Property, together with any amendments or modifications thereto (individually, a “OUTD Real Property Lease”) for each OUTD Leased Property has been made available to IM. With respect to each OUTD Real Property Lease, (i) each lease is valid, binding and in full force and effect and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) neither OUTD nor any of its Subsidiaries or, to the knowledge of OUTD, any other party to such OUTD Real Property Lease is in breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent thereunder, and (iii) neither OUTD nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such OUTD Leased Property or any portion thereof, and there are no parties (other than OUTD or any OUTD Subsidiary) in possession of any OUTD Leased Property or any portion thereof.

(c) The OUTD Property comprises all Real Property used in the conduct of the business of OUTD and its Subsidiaries.

(d) As of the date hereof, neither OUTD nor any of its consolidated Subsidiaries has received notice of any pending, and to the knowledge of OUTD, there are no threatened, condemnation proceedings with respect to any OUTD Property.

Section 3.12 Litigation; No Undisclosed Liabilities.

(a) Except for any Action that may be commenced after the date of this Agreement with respect to the Transaction, there is no Action which would reasonably be expected to result in damages to OUTD or its Subsidiaries in excess of $250,000 pending or, to the knowledge of OUTD, threatened against or affecting OUTD or any of its Subsidiaries or any of their respective properties or assets. Neither OUTD nor any of its Subsidiaries is subject to any Order of, or before, any Governmental Authority, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to OUTD and its Subsidiaries, taken as a whole. To the knowledge of OUTD, there are no investigations pending or threatened by any Governmental Authority with respect to OUTD or any of its Subsidiaries or any of their properties or assets.

(b) Neither OUTD nor any of its Subsidiaries has any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, other than liabilities or obligations (i) reflected in the OUTD Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since the date of the last filed OUTD Financial Statement, (iii) incurred by or on behalf of OUTD in connection with this Agreement and the Transaction or (iv) that, individually or in the aggregate, has not and would not reasonably be likely to have an OUTD Material Adverse Effect.

Section 3.13 Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each a “Takeover Statute”), or anti-takeover provision in OUTD’s Organizational Documents, would prohibit or restrict the ability of OUTD to perform its obligations under this Agreement or its ability to consummate the Transaction, including the OUTD Merger.

Section 3.14 Labor Matters.

(a) Neither OUTD nor any of its Subsidiaries is a party to any collective bargaining agreement or any other agreement with a labor union or labor organization, nor is any such agreement presently being negotiated. Except as would not reasonably be likely to be material to OUTD and its Subsidiaries, taken as a whole, the execution of this Agreement and the consummation of the Transaction by OUTD (i) will not result in any breach or other violation of any collective bargaining agreement or any other agreement with a labor union or labor organization to which OUTD or any of its Subsidiaries is a party and (ii) does not require any notification to or consent by any labor union, labor organization or works council.

(b) To the knowledge of OUTD, and except as would not reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole, in the U.S. (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council, or labor organization to organize any employees of OUTD or any of its Subsidiaries, (ii) no demand for recognition of any employees of OUTD or any of its Subsidiaries has been made by or on behalf of any labor union, works council or labor organization and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of OUTD or any of its Subsidiaries or group of employees of OUTD or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative.

(c) There is no pending or, to the knowledge of OUTD, threatened, material labor strike, dispute, walk-out, work-stoppage, slow-down or lockout involving OUTD or any of its Subsidiaries, except where such labor strike, dispute, walk-out, work-stoppage, slow-down or lockout, individually or in the aggregate, has not been and would not reasonably be likely to be material to OUTD and its Subsidiaries, taken as a whole.

(d) Neither OUTD nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retaining Notification Act of 1988 or any similar state or local applicable Law prior to the date of this Agreement that remains unsatisfied.

Section 3.15 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.15(a) of the OUTD Disclosure Schedule sets forth a true, correct and complete list of each OUTD Benefit Plan. With respect to each OUTD Benefit Plan, OUTD has provided or made available to IM a current, accurate and complete copy thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and summaries of material modifications; and (iv) the two most recent years’ Form 5500 and attached schedules and audited financial statements, if any.

(b) Each OUTD Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the IRS as to its qualification and, to the knowledge of OUTD, no event has occurred that would reasonably be expected to adversely affect such qualification. Each of the OUTD Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. No material liability under Title IV of ERISA has been incurred by OUTD, any OUTD Subsidiary or any ERISA Affiliate of OUTD that has not been satisfied in full (other than with respect to amounts not yet due). There are no pending or, to the knowledge of OUTD, threatened, material claims by or on behalf of any of the OUTD Benefit Plans, by any employee or beneficiary covered under any OUTD Benefit Plan or otherwise involving any OUTD Benefit Plan (other than routine claims for benefits).

(c) Neither OUTD nor any ERISA Affiliate or any predecessor thereof contributes to or has been obligated to contribute during the preceding six years to any “multiemployer pension plan,” as defined in section 3(37) of ERISA.

(d) No OUTD Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of OUTD or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or required to avoid the excise tax under Section 4980B of the Code, or coverage mandated by any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(e) Except as set forth in Section 3.15(e) of the OUTD Disclosure Schedule, neither the execution of this Agreement or the consummation of the Transaction by OUTD (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of OUTD or any OUTD Subsidiary to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any OUTD Benefit Plan or (iii) result in any material breach or violation of, default under or limit OUTD’s right to amend, modify or terminate any OUTD Benefit Plan.

(f) Except as set forth in Section 3.15(f) of the OUTD Disclosure Schedule, no amount or other entitlement that could be received as a result of the Transaction (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to OUTD would reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of OUTD or any OUTD Subsidiary is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or 4999 of the Code being imposed on such Person.

Section 3.16 Environmental Matters.

(a) The operations of OUTD and its Subsidiaries are and have been in material compliance with all applicable Environmental Laws, including possession and compliance with the terms of all OUTD Permits required by Environmental Laws and there are not present or, to the knowledge of OUTD, past facts or circumstances that would materially increase the cost of maintaining such compliance in the future.

(b) Except as, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to OUTD and its Subsidiaries, taken as a whole, there are no pending, or to the knowledge of OUTD, threatened Actions under or pursuant to Environmental Laws against OUTD or any of its Subsidiaries or involving any Real Property currently or, to the knowledge of OUTD, formerly operated or leased by OUTD or any of its Subsidiaries or to which OUTD or any of its Subsidiaries could be deemed to hold or have held title or against any Person whose liability OUTD or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(c) OUTD and its Subsidiaries have not received notice of any allegations of any Environmental Liabilities and, to the knowledge of OUTD, no facts, circumstances or conditions exist that have resulted in or are reasonably likely to result in material Environmental Liabilities.

Section 3.17 Insurance. All material insurance policies of OUTD and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which OUTD and its Subsidiaries operate. Neither OUTD nor its Subsidiaries are in material breach or default under, and neither OUTD nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of, any insurance policies.

Section 3.18 Foreign Corrupt Practices and International Trade Sanctions and Ethical Practices. To the knowledge of OUTD, neither OUTD, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used or promised any OUTD or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to OUTD or its Subsidiaries at that time, or any other similar applicable Law, (b) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 3.19 Interested Party Transactions. There are no Contracts or other transactions or series of similar transactions between OUTD or any of its Subsidiaries, on the one hand, and (a) any current or former officer or director of OUTD, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of OUTD or (c) any Affiliate of OUTD or, to the knowledge of OUTD, any Affiliate of any such officer, director or record or beneficial owner, on the other hand, that are currently in effect, except in each case other than as filed as an exhibit to or otherwise described in OUTD SEC Reports filed with the SEC prior to the date hereof or Contracts between or among OUTD and any of its Subsidiaries or between or among any of OUTD’s wholly-owned Subsidiaries.

Section 3.20 Brokers and Advisors. OUTD represents and warrants that, except for fees payable to Lazard Frères & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction based upon arrangements made by or on behalf of OUTD or its Affiliates.

Section 3.21 Opinion of Financial Advisor. OUTD represents and warrants that the OUTD Board has received the opinion of Lazard Frères & Co LLC to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received in the OUTD Merger by holders of OUTD Common Stock is fair, from a financial point of view, to such holders.

Section 3.22 FCC Authorization. The Radio Station Authorization for a Fixed Earth Station, Call Sign: E050285, File Number: SES-LIC-20051011-01398 (the “FCC Authorization”) granted by the Federal Communications Commission (the “FCC”) held by OUTD or its Subsidiaries is in full force and effect and has not been revoked, suspended, canceled, rescinded or terminated and has not expired, and is not subject to any material conditions except for conditions applicable to similar licenses generally or as otherwise disclosed on the face of such FCC Authorization and has been issued for the full term permitted by law. OUTD and its Subsidiaries are operating, and have operated their licensed facility(ies) which are covered by the FCC Authorization in compliance in all material respects with the terms of the FCC Authorization, the Communications Act of 1934, and FCC rules and policies, and OUTD and its Subsidiaries have, in all material respects, timely filed all material applications, reports and other FCC disclosures required by FCC rules and policies to be filed with respect to the FCC Authorization and have, in all material respects, timely paid all FCC regulatory fees with respect thereto. Except for administrative rulemakings before the FCC, pending legislative proposals in the United States Congress, or other governmental proceedings affecting the communications industry generally, there is not pending or, to the knowledge of OUTD, threatened by or before the FCC or any court of competent jurisdiction any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to OUTD or any of its Subsidiaries with respect to the FCC Authorization or the licensed facility(ies) covered thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IM

Except as set forth in the IM Disclosure Schedule, IM represents and warrants to Parent and OUTD that all of the statements contained in this Article IV are true and correct. Each disclosure set forth in the IM Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement for convenience of reference only, and shall be deemed a qualification or exception to such section and any other section of the IM Disclosure Schedule (other than Section 4.5(c)) to which its applicability is reasonably apparent on the face of such disclosure regardless of whether or not such other section is specifically referenced.

Section 4.1 Organization, Standing and Organizational Power; Charter Documents; Subsidiaries; Formation of Parent, Holdcos and Merger Subsidiaries.

(a) Organization, Standing and Organizational Power. IM and each of the IM Subsidiaries is a limited liability company or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is incorporated or otherwise organized, and has all requisite organizational (or other entity) power and authority and all requisite approvals from any Governmental Authorities necessary to own, lease and operate its properties and assets and to carry on its business as currently conducted. IM and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each other jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, in each case except for such failures to be duly qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have an IM Material Adverse Effect.

(b) Charter Documents. IM has delivered or made available to OUTD prior to the execution of this Agreement true, correct and complete copies of (i) its certificate of formation and its limited liability company agreement, as amended and currently in effect (the “IM Organizational Documents”), and (ii) the certificate of incorporation, by-laws or operating or similar organizational documents of each of the IM Subsidiaries, as amended and currently in effect (collectively, the “IM Subsidiary Organizational Documents”), and each such instrument is in full force and effect. IM is not in violation of its Organizational Documents and no IM Subsidiary is in material violation of its IM Subsidiary Organizational Documents.

(c) Subsidiaries. Section 4.1(c) of the IM Disclosure Schedule lists all the Subsidiaries of IM as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each of the Subsidiaries listed on Section 4.1(c) of the IM Disclosure Schedule have been validly issued, are fully paid and non-assessable and are owned directly or indirectly by IM free and clear of all Liens (other than any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens) and free of preemptive rights.

(d) Formation of Parent, Holdcos and Merger Subsidiaries.

(i) IM has caused Parent to be organized under the laws of the State of Delaware for the sole purpose of effectuating the Mergers and the other transactions contemplated hereby, and owns 100% of the capital stock of Parent. As of the date hereof, the authorized capital stock of Parent consists of 100 shares of common stock, par value $0.001 per share (the “Parent Common Stock”), all of which are outstanding and are validly issued, fully paid and non-assessable, and owned by IM free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). Each share of Parent Common Stock that is owned by IM immediately prior to the Effective Time shall, at the Effective Time, be repurchased by Parent and cancelled. Since its date of incorporation, Parent has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary hereto.

(ii) IM has caused Parent to organize, and Parent has organized, Outdoor Guarantor, LLC (“Guarantor”) and Outdoor Borrower, LLC (“Borrower” and, together with the Guarantor, the “Holdcos”) under the laws of the State of Delaware. As of the date hereof, the authorized equity interests of Guarantor consists of 100 common units, all of which are issued and outstanding, and owned by Parent free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). As of the date hereof, the authorized equity interests of Borrower consists of 100 common units, all of which are issued and outstanding, and owned by Guarantor free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). Since its date of incorporation, neither of the Holdcos has carried on any business or conducted any operations other than the execution of the Debt Commitment Letters, the performance of its respective obligations thereunder and matters ancillary thereto.

(iii) IM has caused Borrower to organize, and Borrower has organized, the Merger Subsidiaries under the laws of the State of Delaware. As of the date hereof, the authorized capital stock of OUTD Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are outstanding and are validly issued, fully paid and non-assessable, and owned by Borrower free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). As of the date hereof, the authorized equity interests of IM Merger Sub consists of 100 common units, all of which are issued and outstanding, and owned by Borrower free and clear of any pledges or Liens (other than statutory Liens for current Taxes not yet due and any Permitted Liens described in clauses (viii) and (ix) of the definition of Permitted Liens). Since its date of incorporation, neither of the Merger Subsidiaries has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its respective obligations hereunder and matters ancillary hereto.

Section 4.2 Capital Structure of IM; Indebtedness. IM represents and warrants that:

(a) The authorized equity interests of IM consists of Class A Common Units and Class E Common Units. As of the close of business on September 30, 2012, (i) 193,799,405 Class A Common Units were issued and outstanding and (ii) 20,207,611 Class E Common Units were issued and outstanding. All of the outstanding equity interests of IM are duly authorized, validly issued, fully paid and non-assessable. Except as set forth above and except as contemplated by the Transaction, as of the date hereof, there are no (A) equity interests of IM, Parent or the Merger Subsidiaries authorized, issued or outstanding, (B) existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts or commitments of any character, relating to the issued or unissued equity interests of IM or any IM Subsidiary, obligating IM or any IM Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any equity interest in, IM or any IM Subsidiary or securities convertible into or exchangeable for such equity interests, or obligating IM or any IM Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, Contract or commitment and (C) outstanding contractual obligations of IM or any IM Subsidiary to repurchase, redeem or otherwise acquire any IM Units, or the equity interests of IM, any IM Subsidiary or any Affiliate of IM or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any IM Subsidiary or any other entity. No IM Units are held by any Subsidiary of IM.

(b) There are no contractual obligations for IM or any of its Subsidiaries to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of IM or its Subsidiaries under the Securities Act.

(c) No bonds, debentures, notes or other evidences of Indebtedness or other obligations of IM having the right to vote (or which bonds, debentures, notes or other evidences of Indebtedness or other obligations are convertible into or exercisable for IM Units having the right to vote) on any matters on which unitholders may vote (“IM Voting Debt”) are issued or outstanding as of the date hereof.

(d) As of the date hereof, there are no securities, options, warrants, calls, rights, commitments, Contracts or undertakings of any kind to which IM or any of its Subsidiaries is a party or by which any of them is bound obligating IM or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests, IM Voting Debt or other voting securities of IM or any of its Subsidiaries, or obligating IM or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, Contract or undertaking.

(e) Except for this Agreement and the Ancillary Agreements to which IM is a party, neither IM nor any of its Subsidiaries is a party to any currently effective Contract (i) restricting the purchase or transfer of, (ii) relating to the voting of, (iii) requiring the repurchase, redemption or disposition of, or (iv) containing any right of first refusal with respect to, any equity interests of IM or any of its Subsidiaries.

(f) Other than its Subsidiaries, as of the date hereof, IM does not directly or indirectly beneficially own greater than 1% of the outstanding equity or debt securities or other beneficial ownership interests in any other entity. There are no outstanding contractual obligations of IM or any of its Subsidiaries to make any loan to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any IM Subsidiary or any other Person, other than guarantees by IM of any Indebtedness or other obligations of any wholly-owned Subsidiary of IM and other than loans made in the ordinary course consistent with past practice to employees of IM and its Subsidiaries.

(g) Section 4.2(g) of the IM Disclosure Schedule sets forth a true, complete and correct list of all outstanding Indebtedness of IM and each IM Subsidiary as of October 24, 2012, specifying with respect to each facility, instrument or Contract relating thereto, the lender or counterparty thereto and the aggregate principal amount outstanding with respect to such Indebtedness.

Section 4.3 Authority; Requisite Limited Liability Company Approval; Voting Requirements; No Conflict; Required Filings Or Consents.

(a) Authority. Each of the IM Parties has all requisite corporate or limited liability company power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transaction. The execution, delivery and performance of this Agreement by each of the IM Parties, and the consummation by each of the IM Parties of the Transaction, have been duly and validly authorized by all necessary limited liability company or corporate action on the part of each of them, and no other limited liability company or corporate proceedings on the part of IM and the other IM Parties are necessary to authorize this Agreement or to consummate the Transaction, subject to the approval of the members of IM (in the case of the IM Merger) and the adoption of this Agreement by the sole stockholder of OUTD Merger Sub and the sole member of IM Merger Sub (which shall occur immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of the IM Parties. Assuming the due authorization, execution, delivery and performance of this Agreement by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of each of the IM Parties enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(b) Requisite Limited Liability Company Approval. The IM Members holding more than 50% of the Class A Common Units of IM have (i) determined that it is in the best interests of IM to enter into this Agreement and (ii) approved this Agreement and approved the execution, delivery and performance by IM of this Agreement and the consummation of the transactions contemplated hereby, including the IM Merger.

(c) Voting Requirements. IM represents and warrants that the affirmative vote of the members of IM owning more than fifty-percent (50%) Class A Common Units at a duly convened and held meeting of the members of IM in favor of approval of this Agreement and the Transaction is the only vote of the holders of any class or series of equity interests of IM that is required by Law and the IM Organizational Documents to approve and adopt this Agreement and authorize the consummation of the Transaction.

(d) No Conflict. The execution, delivery and performance of this Agreement by each of the IM Parties do not, and the consummation by each of the IM Parties of the Transaction and compliance by each of the IM Parties with the provisions of this Agreement will not, conflict with, result in any violation, breach of or default (with or without notice or lapse of time, or both) under, require any consent, waiver or approval under, give rise to any right of termination, cancellation or acceleration of any right, obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets (including intangible assets) of IM or any of its Subsidiaries under, (i) any of the IM Organizational Documents, (ii) any of the IM Subsidiary Organizational Documents (assuming the receipt of the approval of the sole stockholder or member, as applicable, of each of the Merger Subsidiaries), (iii) any Contract or IM Permit or (iv) subject to the governmental filings and other matters referred to in Section 4.3(e), any Law applicable to IM or any of its Subsidiaries or their respective properties or assets, except in each of clauses (ii), (iii) and (iv) (with respect to its Subsidiaries other than Parent or the Merger Subsidiaries) as, individually or in the aggregate, would not and would not reasonably be expected to be material to the business or operations of IM and its Subsidiaries, taken as a whole.

(e) Required Filings or Consents. No consent, approval, Order or authorization or permit of, action by, or in respect of, or registration, declaration or filing with, or notification to any Governmental Authority is required to be made, obtained, performed or given by or with respect to IM or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by IM or the consummation by IM of the Transaction, except for (i) compliance with, and filings under, the HSR Act, and any applicable filings or notifications under any Competition Laws, (ii) such reports under, or other applicable requirements of, the Exchange Act or the Securities Act as may be required in connection with this Agreement and the Transaction, (iii) the filing of the IM Merger Filing with, and the acceptance for record of the IM Merger Filing by, the Secretary of State of the

State of Delaware and (iv) such consents, approvals, Orders, authorizations, permits, actions, registrations, declarations, filings or notifications, the failure of which to be made, obtained, performed or given as, individually or in the aggregate, would not and would not reasonably be expected to be material to the business or operations of IM and its Subsidiaries, taken as a whole.

Section 4.4 Financial Statements; Indebtedness; Information Supplied; Internal Controls; Off-Balance Sheet Arrangements.

(a) Financial Statements. Section 4.4(a) of the IM Disclosure Schedule sets forth a true, correct and complete copy of (x) (i) the audited consolidated balance sheet of IM as of December 31, 2011 (the “Most Recent Audited Balance Sheet”) and as of December 31, 2010 and (ii) the related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2009, 2010 and 2011 (including, in each case, any notes thereto) (clause (i) and (ii), collectively, the “Audited Financial Statements”) and (y) the unaudited consolidated balance sheet of IM as of September 30, 2012 and the related unaudited consolidated statements of income and cash flows for the nine-month period then ended (collectively, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “IM Financial Statements”). The IM Financial Statements (A) were prepared in accordance with GAAP, applied on a consistent basis for the periods involved, and (B) present fairly, in all material respects, the financial condition of IM as of the dates thereof and the results of operations and cash flows for the periods then ended, except in the case of the Interim Financial Statements for normal year-end adjustments (the effect of which will not be material to IM and its Subsidiaries, taken as whole) and the absence of footnotes. The IM Financial Statements have been prepared from, and in accordance with, the books and records of IMO and TSC, which books and records have been regularly kept and maintained in accordance with IMO’s and TSC’s, as applicable, normal and customary practices, which are consistent with sound business practices. IMO and TSC maintain accurate books and records reflecting their respective assets and liabilities.

(b) Information Supplied. None of the information supplied or to be supplied by or on behalf of any IM Party for inclusion in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective under the Securities Act) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus is first mailed to OUTD’s stockholders and at the time of the OUTD Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the applicable published rules and regulations thereunder at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective under the Securities Act). Notwithstanding the foregoing provisions of this Section 4.4(b), no representation or warranty is made by IM with respect to information or statements made or incorporated by reference in the Proxy Statement/Prospectus and the Registration Statement that was not supplied by or on behalf of any IM Party specifically for inclusion or reference therein.

(c) Internal Controls. Each of IMO and TSC and their respective Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding (i) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) receipts and expenditures of IMO, TSC and their respective Subsidiaries being made only in accordance with authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of IMO’s, TSC’s and their respective Subsidiaries’ assets that could have a material effect on the financial statements of IMO and TSC. None of IMO, TSC or their respective Subsidiaries have any significant deficiencies or material weakness in the design or operation of their internal controls which are reasonably likely to adversely affect in any material respect IMO’s or TSC’s ability to record, process, summarize and report financial data. None of IMO, TSC or their respective independent auditors, nor to IM’s knowledge, any current director, manager, member or employee of IM, IMO, TSC or their respective Subsidiaries, has identified any fraud, whether or not material, that involves the management or other employees of IMO, TSC or any of their respective Subsidiaries who have a role in the preparation of the internal accounting controls utilized by IMO, TSC or their respective Subsidiaries.

(d) Off-Balance Sheet Arrangements. None of IM or any of its Subsidiaries has effected or engaged in any securitization transactions or “off-balance sheet arrangement” (as defined in Item 303 (a)(4) of Regulation S-K of the SEC).

Section 4.5 Absence of Certain Changes or Events; No Material Adverse Effect.

(a) Since December 31, 2011 through the date hereof IM and its Subsidiaries have not taken any action of the type described in Section 5.2, that, had such action occurred following the date of this Agreement without OUTD’s approval, would be in violation of Section 5.2;

(b) Since December 31, 2011 through the date hereof, there has not occurred any damage, destruction or casualty loss (whether or not covered by insurance) affecting the business or assets of IM or any of its Subsidiaries that, individually or in the aggregate, is material to the business or operations of IM and its Subsidiaries, taken as a whole; and

(c) Since December 31, 2011, there has not been an event, occurrence, effect, change or circumstance, that has had or would reasonably be expected to have, individually or in the aggregate, an IM Material Adverse Effect.

Section 4.6 Compliance; Permits.

(a) IM and each of its Subsidiaries and their employees hold all material authorizations, permits, licenses, certificates, easements, concessions, franchises, variances, exemptions, consents, registrations, approvals and clearances of all Governmental Authorities and third Persons which are required for IM and its Subsidiaries to own, lease and operate their respective properties and other assets and to carry on their respective businesses as they are now being conducted (collectively, the “IM Permits”), and all such IM Permits are valid and in full force and effect.

(b) IM and each of its Subsidiaries is, and has been since December 31, 2008, in material compliance with, and is not, to the knowledge of IM, under investigation with respect to any material violation of, and has not been given written notice or threatened in writing with any material violation of, the terms of IM Permits and all applicable Laws relating to IM and each of its Subsidiaries or their respective businesses, assets or properties.

(c) Without limiting Section 4.6(b), IM and each of its Subsidiaries is, and has been since December 31, 2008, in material compliance with the following Laws, or has fulfilled requirements in connection with such Laws so that all Material Television Distributors are, and have been since December 31, 2008, in compliance with the following Laws, solely as such Laws relate to TSC Network: (i) requirements for closed captioning of programming, including 47 C.F.R. §79.1 et seq. and (ii) requirements relating to children’s programming and commercial limitations, including 47 C.F.R. §76.225, in each case as such Laws are or were then in effect and/or may have been amended from time to time.

Section 4.7 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to IM and its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) IM and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 4.7(a), except for Taxes as to which the failure to pay or adequately provide for would not, individually or in the aggregate, reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from IM or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not, individually or in the aggregate, reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole.

(d) No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of IM, threatened in writing with respect to any material amount of Taxes due from or with respect to IM or any of its Subsidiaries.

(e) All material deficiencies for Taxes asserted or assessed in writing against IM or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements.

(f) Neither IM nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 4.8 Material Contracts.

(a) Section 4.8(a) of the IM Disclosure Schedule sets forth a complete and accurate list as of the date hereof of each of the following types of Contracts to which IM or any of its Subsidiaries are parties, or by which any of their assets or properties are bound and under which IM has any outstanding obligations:

(i) any Contract providing for indemnification of any Person by IM (other than IM’s Organizational Documents), except Contracts for goods and services entered into in the ordinary course of business consistent with past practice;

(ii) any Contract (excluding TSC Affiliation Agreements) that (A) requires payments to or from IM of more than $150,000, annually, or $300,000, in the aggregate, and (B) is not cancelable by IM without liability on 75 or less days’ notice to the other party thereto;

(iii) any Contract (excluding TSC Affiliation Agreements) that (A) contains any material non-compete or exclusivity provisions (or obligates IM to enter into any material non-compete or exclusivity arrangements) with respect to any Line of Business, geographic area or other conduct with respect to IM or, after consummation of the Transaction, Parent or any of its Affiliates or (B) materially restricts the conduct of any Line of Business by IM or, after consummation of the Transaction, by Parent or any of its Affiliates;

(iv) any Contract relating to Indebtedness under which IM is the lender or the borrower, or is guaranteeing any Indebtedness or the performance of any other Person;

(v) any agreement for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of IM, the performance of which involves consideration in excess of $50,000, annually, or $300,000, in the aggregate, in each case except for any agreement entered into the ordinary course of business consistent with prior practice;

(vi) any Contract (excluding TSC Affiliation Agreements) involving a partnership, joint venture or the sharing of revenues, profits or expenses that is material to IM and its Subsidiaries taken as a whole;

(vii) any employment, consulting, termination or severance, change of control, or similar Contract requiring IM to make a payment solely as a result of the Transaction to any employee, director, officer or agent of IM or any of its Subsidiaries;

(viii) any collective bargaining Contract or other Contract with any labor organization, union or association material to IM and its Subsidiaries, taken as a whole;

(ix) any Contract for the disposition of the assets, capital stock, other equity interests, or business of IM or any Contract for the acquisition of any assets, capital stock, other equity interests, or any business of any other Person in excess of $50,000, individually, or $300,000, in the aggregate;

(x) any TSC Material Affiliation Agreement and any TSC Existing Content Agreement;

(xi) any Contract with a Related Party;

(xii) any Time-Buy Agreements that (A) requires payments to or from TSC of more than $150,000, individually, or $300,000 in the aggregate, and (B) is not cancelable by TSC without liability on 75 or less days’ notice to the other party thereto; and

(xiii) any commitment to enter into any of the foregoing types of agreements.

(b) IM has made available to OUTD complete and correct copies of each Contract listed or required to be listed in Section 4.8(a) of the IM Disclosure Schedule (collectively, the “IM Material Contracts”). All of the IM Material Contracts are valid and in full force and effect and enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), except (i) to the extent that they have previously expired or have been terminated in accordance with their terms or (ii) for any failures to be in full force and effect that, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole. Neither IM nor any of its Subsidiaries, nor, to the knowledge of IM, any counterparty to any of the IM Material Contracts has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any of the IM Material Contracts except in each case for those violations and defaults which, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole.

Section 4.9 TSC Network and TSC Affiliation Agreements; TSC Existing Content Agreements; Distribution; Subscriber Lists; Advertising Customers and Agencies.

(a) TSC is (a) the owner and operator of the TSC Network and (b) a party to the TSC Material Affiliation Agreements. Except as contemplated by the Transaction, (i) no Person (including program distributors) other than TSC has or will have any options, warrants or other equity-like economic rights in the TSC Network (or in IM or any of its Subsidiaries with respect to the TSC Network), (ii) neither TSC nor any of its Subsidiaries has assigned, delegated or novated any of its rights or obligations under the TSC Material Affiliation Agreements with respect to the TSC Network nor assigned, delegated or novated any of its rights or obligations with respect to management or operation of the TSC Network, and (iii) none of TSC or any of its Subsidiaries has any arrangement or commitment with any other Person with respect to the foregoing that is currently in effect.

(b) The consummation of the transactions contemplated by this Agreement will not result in the violation, loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any TSC Material Affiliation Agreements or TSC Existing Content Agreements.

(c) The Subscriber Lists relating to the IM Publications accurately reflect in all material respects the name, last known address, paid status and applicable expiration date of each subscriber to the IM Publications, the source of such subscription as of the date hereof and all other information necessary to fulfill each subscription for each IM Publication. Except as set forth in Section 4.9(c) of the IM Disclosure Schedule, since January 1, 2012, IMO has not sold, assigned, leased, transferred permitted the use of or otherwise disclosed to any person or entity any list of its past or present subscribers to the IM Publications. Section 4.9(c) of the IM Disclosure Schedule sets forth the name and contact information of IMO’s fulfillment agents for the IM Publications.

(d) Section 4.9(d) of the IM Disclosure Schedule sets forth a list of the ten (10) largest (in terms of revenues) advertising customers and the ten (10) largest (in terms of revenues) agencies of the IM Publications, including the pages ordered, the revenues received in 2011 and the net page rate. Since January 1, 2012 (a) no material amount of advertising has been sold on a “barter,” “trade out” or exchange of goods and/or services basis and (b) none of the ten (10) largest advertising customers (in terms of revenues) for each IM Publication has terminated or, to the knowledge of IM, threatened to terminate or announced that it intends to materially and adversely modify its relations with or reduce its advertising purchased from such IM Publication. Except as set forth in Section 4.9(d) of the IM Disclosure Schedule, from January 1, 2012 to the date hereof, no advertising customer has received or requested any material refund or rebate as a result of a failure to attain or meet any specified or agreed upon rate base.

(e) TSC has no distribution with any distributor of the TSC Network that is not a Material Television Distributor at a net effective rate that is less than the per TSC Network subscriber net effective rate paid by any distributor which has most favored nations protection with respect to the net effective rate that it pays.

Section 4.10 Intellectual Property.

(a) All Intellectual Property used or held for use in, or necessary to conduct, the operation of the business of IM or any of its Subsidiaries (the “IM Intellectual Property”) is either owned by IM or one or more of its Subsidiaries (the “Owned IM Intellectual Property”) or is licensed to IM or one or more of its Subsidiaries pursuant to a valid and written license Contract applicable to the period of IM’s use thereof (the “Licensed IM Intellectual Property”).

(b) Section 4.10(b) of the IM Disclosure Schedule sets forth a complete and accurate list of all Owned IM Intellectual Property that is the subject of a registration or pending application for registration and lists, in each case, the owner, the jurisdiction and the application or registration number thereof (collectively, “IM Registered Intellectual Property”). IM or one of its Subsidiaries is the sole, exclusive and record owner of all IM Owned Intellectual Property free and clear of all Liens other than Permitted Liens. All material registrations for IM Registered Intellectual Property are subsisting, in full force and effect, and have not been cancelled, expired or abandoned and all application, registration, renewal and maintenance fees in relation thereto have been paid.

(c) Section 4.10(c)(1) of the IM Disclosure Schedule sets forth a true and complete list of all material Contracts (i) pursuant to which IM or any of its Subsidiaries are currently using any Licensed IM Intellectual Property (other than Time-Buy Agreements) or (ii) pursuant to which IM or any of its Subsidiaries has granted to a third party any current right in or to any IM Intellectual Property (collectively, the “IM IP Licenses”). Prior to the date hereof, OUTD either has been supplied with, or has been given access to, a true and complete copy of each material written IM IP License, together with all amendments, supplements, waivers or other changes thereto. Each IM IP License is a legal, valid and binding obligation of IM or its Subsidiaries, as applicable, to the knowledge of IM is in full force and effect and is enforceable against IM or its Subsidiaries, as applicable, and, to the knowledge of IM, the other parties thereto. None of IM and its Subsidiaries is in material breach or violation of or default under any IM IP License and no event has occurred that, with notice or lapse of time or both, would constitute such a material breach, violation or default by IM or any of its Subsidiaries or, to the knowledge of IM, the other parties thereto. Except as set forth on Section 4.10(c)(2) of the IM Disclosure Schedule, no licensor of Licensed IM Intellectual Property (x) has canceled or otherwise terminated, threatened to cancel or otherwise terminate or, to the knowledge of IM, intends to cancel or otherwise terminate, such license or (y) has materially decreased or limited, threatened to materially decrease or limit or, to the knowledge of IM, intends to materially decrease or limit such license. Upon the Closing, IM and its applicable Subsidiaries will continue to have the right to use all Licensed IM Intellectual Property on identical terms and conditions as IM and its Subsidiaries enjoyed immediately prior to the Closing.

(d) There is no pending or, to the knowledge of IM, threatened Action or other adversarial proceeding before any court, agency, arbitral tribunal or registration authority in any jurisdiction challenging the ownership, validity, enforceability or registrability of any material Owned IM Intellectual Property, and neither IM nor any of its Subsidiaries has brought or threatened any claims, suits, arbitrations or other adversarial proceedings against any third party alleging misappropriation, infringement, dilution or violation of any material Owned IM Intellectual Property.

(e) To the knowledge of IM, (i) the conduct of IM’s and its Subsidiaries’ businesses as currently conducted does not infringe upon any material Intellectual Property rights owned or controlled by any third party, and (ii) no third party is misappropriating, infringing, diluting or violating any Owned IM Intellectual Property.

(f) The IM Intellectual Property is sufficient for IM to carry on its business from and after the Closing Date in all material respects as presently carried on by IM and its Subsidiaries, consistent with past practice. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the IM’s right to own, use, or hold for use any of the IM Intellectual Property.

(g) IM and each of its Subsidiaries takes reasonable measures to protect the confidentiality of material Trade Secrets used in the operation of its respective business. Except as, individually or in the aggregate, would not and would not reasonably be expected to be material to IM and its Subsidiaries, taken as a whole, (i) no such Trade Secrets have been disclosed or authorized to be disclosed to any third party other than pursuant to a written non-disclosure agreement and (ii) no party to any non-disclosure agreement relating to such Trade Secrets is in breach or default thereof.

(h) Except as, individually or in the aggregate, would not and would not reasonably be expected to be material to IM and its Subsidiaries, taken as a whole, each employee, independent contractor and consultant who has developed material Intellectual Property on behalf of IM or any of its Subsidiaries has done so either as an employee within the scope of his, her or its employment or as an independent contractor pursuant to a written “work made for hire” or assignment agreement that conveys to either IM or its Subsidiaries, as applicable, any and all right, title and interest of such employee, independent contractor or consultant in and to such Intellectual Property.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to result in an IM Material Adverse Effect, neither IM nor any of its Subsidiaries has experienced any defects in the material Software used in their respective businesses as currently conducted that have not been substantially resolved, including any error or omission in the processing of any data. IM and its Subsidiaries have in place disaster recovery and business continuity plans and procedures, substantially consistent with industry practice for businesses of a type and size comparable to IM and its Subsidiaries.

(j) IM and its Subsidiaries have a Privacy Policy regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to OUTD prior to the date hereof. IM and each of its Subsidiaries is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with IM’s and its Subsidiaries’ Privacy Policy. Except as, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole, IM and its Subsidiaries have taken reasonable measures to ensure that all Personal Information gathered in the course of their respective businesses is protected against loss and against unauthorized access, use, disclosure or other misuse. Upon the Closing, IM or its Subsidiaries will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as IM or its Subsidiaries, as applicable, enjoyed immediately prior to the Closing.

Section 4.11 Properties.

(a) All real property and interests in real property owned in fee by IM or any IM Subsidiary (individually, an “IM Owned Property”) are set forth on Section 4.11(a) of the IM Disclosure Schedule. With respect to each material IM Owned Property, subject only to (A) Permitted Liens, (B) zoning, building and other similar restrictions, and (C) discrepancies, conflicts in boundary lines, shortages in area, encroachments, or any other non-monetary Liens of a minor nature: (i) IM or an IM Subsidiary has good and marketable fee simple title to all material IM Owned Property, (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase any material IM Owned Property or any portion thereof or interest therein, (iii) there are no leases, subleases, licenses, options, rights, concessions or other agreements affecting any portion of material IM Owned Properties and there are no parties (other than IM or any IM Subsidiary) in possession of any material IM Owned Property, and (iv) to IM’s knowledge, there are no physical conditions or defects at any of the material IM Owned Properties which impair or would be reasonably likely to materially impair the continued operation and conduct of the business of IM and its Subsidiaries, taken as a whole. Any material reciprocal easements, operating agreements, option agreements, rights of first refusal or rights of first offer with respect to any IM Owned Property are set forth in Section 4.11(a) of the IM Disclosure Schedule.

(b) All real property and interests in real property leased by IM or any IM Subsidiary and any prime or underlying leases related thereto (individually, an “IM Leased Property”; IM Owned Property and IM Leased Property being sometimes referred to herein collectively as “IM Property”) are set forth on Section 4.11(b) of the IM Disclosure Schedule. IM or an IM Subsidiary has good and valid leasehold title to all IM Leased Property, subject only to Permitted Liens and matters described in clauses (B) and (C) of Section 4.11(a). Prior to the date hereof, a true, correct and complete copy of each lease for IM Leased Property, together with any amendments or modifications thereto (individually, an “IM Real Property Lease”), has been made available to OUTD. With respect to each IM Real Property Lease, (i) each lease is valid, binding and in full force and effect and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) neither IM nor any of its Subsidiaries or, to the knowledge of IM, any other party to such IM Real Property Lease is in breach or default under such lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default, or permit the termination, modification or acceleration of rent thereunder, and (iii) neither IM nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any Person the right to use or occupy such IM Leased Property or any portion thereof and there are no parties (other than IM or any IM Subsidiary) in possession of any IM Leased Property or any portion thereof.

(c) The IM Property comprises all Real Property used in the conduct of the business of IM and its Subsidiaries.

(d) As of the date hereof, neither IM nor any of its consolidated Subsidiaries has received notice of any pending, and to the knowledge of IM, there are no threatened, condemnation proceedings with respect to any IM Property.

Section 4.12 Litigation; No Undisclosed Liabilities.

(a) Except for any Action that may be commenced after the date of this Agreement with respect to the Transaction, there is no Action which would reasonably be expected to result in damages to IM or its Subsidiaries in excess of $250,000 pending or, to the knowledge of IM, threatened against or affecting IM or any of its Subsidiaries or any of their respective properties or assets. Neither IM nor any of its Subsidiaries is subject to any Order of, or before, any Governmental Authority, except as, individually or in the aggregate, is not and would not reasonably be expected to be material to IM and its Subsidiaries, taken as a whole. To the knowledge of IM, there are no investigations pending or threatened by any Governmental Authority with respect to IM or any of its Subsidiaries or any of their properties or assets.

(b) Neither IM nor any of its Subsidiaries has any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise, other than liabilities or obligations (i) reflected on the Most Recent Audited Balance Sheet, (ii) incurred in the ordinary course of business consistent with past practice since September 30, 2012, (iii) incurred by or on behalf of IM in connection with this Agreement and the Transaction or (iv) that, individually or in the aggregate, has not and would not reasonably be likely to have an IM Material Adverse Effect.

Section 4.13 Takeover Statutes. No Takeover Statute or anti-takeover provision in the IM Organizational Documents, would prohibit or restrict the ability of the IM Parties to perform their obligations under this Agreement or their ability to consummate the Transaction, including the IM Merger.

Section 4.14 Labor Matters.

(a) Neither IM nor any of its Subsidiaries is a party to any collective bargaining agreement or any other agreement with a labor union or labor organization, nor is any such agreement presently being negotiated. Except as would not reasonably be likely to be material to IM and its Subsidiaries, taken as a whole, the execution of this Agreement and the consummation of the Transaction by IM (i) will not result in any breach or other violation of any collective bargaining agreement or any other agreement with a labor union or labor organization to which IM or any of its Subsidiaries is a party and (ii) does not require any notification to or consent by any labor union, labor organization or works council.

(b) To the knowledge of IM, and except as would not reasonably be likely to result in a material liability to IM and its Subsidiaries, taken as a whole, in the U.S. (i) there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council, or labor organization to organize any employees of IM or any of its Subsidiaries, (ii) no demand for recognition of any employees of IM or any of its Subsidiaries has been made by or on behalf of any labor union, works council or labor organization and (iii) no petition has been filed, nor has any proceeding been instituted by any employee of IM or any of its Subsidiaries or group of employees of IM or any of its Subsidiaries with any labor relations board or commission seeking recognition of a collective bargaining representative.

(c) There is no pending or, to the knowledge of IM, threatened, material labor strike, dispute, walk-out, work-stoppage, slow-down or lockout involving IM or any of its Subsidiaries, except where such labor strike, dispute, walk-out, work-stoppage, slow-down or lockout, individually or in the aggregate, has not been and would not reasonably be likely to be material to IM and its Subsidiaries, taken as a whole.

(d) Neither IM nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retaining Notification Act of 1988 or any similar state or local applicable Law prior to the date of this Agreement that remains unsatisfied.

Section 4.15 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 4.15(a) of the IM Disclosure Schedule sets forth a true, correct and complete list of each IM Benefit Plan. With respect to each IM Benefit Plan, IM has provided or made available to OUTD a current, accurate and complete copy thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and summaries of material modifications; and (iv) the two most recent years’ Form 5500 and attached schedules and audited financial statements, if any.

(b) Each IM Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the IRS as to its qualification and, to the knowledge of IM, no event has occurred that would reasonably be expected to adversely affect such qualification. Each IM Benefit Plans has been operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. No material liability under Title IV of ERISA has been incurred by IM, any IM Subsidiary or any ERISA Affiliate of IM that has not been satisfied in full (other than with respect to amounts not yet due). There are no pending or, to the knowledge of IM, threatened, material claims by or on behalf of any of the IM Benefit Plans, by any employee or beneficiary covered under any IM Benefit Plan or otherwise involving any IM Benefit Plan (other than routine claims for benefits).

(c) Neither IM nor any ERISA Affiliate or any predecessor thereof contributes to or has been obligated to contribute during the preceding six years to any “multiemployer pension plan,” as defined in section 3(37) of ERISA.

(d) No IM Benefit Plan provides health, medical, life insurance or death benefits to current or former employees of IM or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or required to avoid the excise tax under Section 4980B of the Code, or coverage mandated by any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(e) Except as set forth in Section 4.15(e) of the IM Disclosure Schedule, neither the execution of this Agreement or the consummation of the Transaction by IM (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee or independent contractor of IM or any IM Subsidiary to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any IM Benefit Plan or (iii) result in any material breach or violation of, default under or limit IM’s right to amend, modify or terminate any IM Benefit Plan.

Section 4.16 Environmental Matters.

(a) The operations of IM and its Subsidiaries are and have been in material compliance with all applicable Environmental Laws, including possession and compliance with the terms of all IM Permits required by Environmental Laws and there are not present or, to the knowledge of IM, past facts or circumstances that would materially increase the cost of maintaining such compliance in the future.

(b) Except as, individually or in the aggregate, would not and would not reasonably be expected to result in a material liability to IM and its Subsidiaries, taken as a whole, there are no pending, or to the knowledge of IM, threatened Actions under or pursuant to Environmental Laws against IM or any of its Subsidiaries or involving any Real Property currently or, to the knowledge of IM, formerly operated or leased by IM or any of its Subsidiaries or to which IM or any of its Subsidiaries could be deemed to hold or have held title or against any Person whose liability IM or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

(c) IM and its Subsidiaries have not received notice of any allegations of any Environmental Liabilities and, to the knowledge of IM, no facts, circumstances or conditions exist that have resulted in or are reasonably likely to result in material Environmental Liabilities.

Section 4.17 Insurance. All material insurance policies of IM and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary for the industries in which IM and its Subsidiaries operate. Neither IM nor its Subsidiaries are in material breach or default under, and neither IM nor its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification of, any insurance policies.

Section 4.18 Foreign Corrupt Practices And International Trade Sanctions And Ethical Practices. To the knowledge of IM, neither IM, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (a) used or promised any IM or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable to IM or its Subsidiaries at that time, or any other similar applicable Law, (b) paid, promised, accepted or received any unlawful contributions, payments, expenditures or gifts or (c) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable domestic or foreign Laws.

Section 4.19 Interested Party Transactions. There are not, and since January 1, 2009 there have not been, any (a) Contracts or other transactions or series of similar transactions between IM or any of its Subsidiaries, on the one hand, and any Related Party, on the other hand, other than employment Contracts of a type available to employees of IM and its Subsidiaries generally, or (b) interests of any Related Party in any asset or property owned by IM or any of its Subsidiaries that is of a type that would be required to be disclosed in the pursuant to Item 404 of Regulation S-K (assuming IM was required to file current and periodic statements with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act). For purposes of this Agreement, a “Related Party” means (i) any current or former officer or director of IM or any of its Subsidiaries, (ii) any record or beneficial owner of five percent (5%) or more of the voting or equity securities of IM or any of its Subsidiaries or (iii) any Affiliate of IM or, to the knowledge of IM, any Affiliate of any such officer, director or record or beneficial owner.

Section 4.20 Brokers and Advisors. IM represents and warrants that, except for fees payable to InterMedia Advisors, LLC pursuant to Section 6.19, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transaction based upon arrangements made by or on behalf of IM or its Affiliates.

Section 4.21 Financing. IM has delivered true and complete fully executed copies of commitment letters, including all exhibits, schedules, annexes and amendments to such letters and any related fee letters (with only the fee amounts and certain other terms (none of which would adversely affect the amount or availability of the Debt Financing) redacted), in each case, in effect as of the date of this Agreement (the “Debt Commitment Letters”), pursuant to which and subject to the terms and conditions thereof, each of the parties thereto (other than the Borrower) have severally agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Debt Financing”) for the purposes set forth in such Debt Commitment Letters. The Debt Commitment Letters have not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Debt Commitment Letters have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. Except for the Debt Commitment Letters, there are no side letters or Contracts to which any of the IM Parties is a party related to the funding of the Debt Financing that could adversely affect the availability of the Debt Financing. As of the date of this Agreement, each Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the Borrower, and, to the knowledge of IM, each of the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and subject to general principles of equity (regardless of whether considered in a proceeding in equity or at Law). There are no conditions precedent to the portion of the Debt Financing to be funded on the Closing Date, other than as expressly set forth in the Debt Commitment Letters. Subject to the terms and conditions of the Debt Commitment Letters, and assuming the accuracy in all respects of OUTD’s representations and warranties with respect to OUTD and its Subsidiaries, taken as a whole, in this Agreement, the net proceeds contemplated from the Debt Financing, together with other financial resources of IM, including cash on hand and marketable securities of Parent, the Merger Subsidiaries, IM, OUTD and the respective Subsidiaries of IM and OUTD on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and the Merger Subsidiaries’ obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article I or Article II, and the payment of any debt required to be repaid in connection with the Transaction and of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, assuming the accuracy of OUTD’s representations and warranties with respect to OUTD and its Subsidiaries, taken as a whole, in this Agreement and any of the Ancillary Agreements to which it is a party, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of IM under the Debt Commitment Letters or, to the knowledge of IM, any other party to the Debt Commitment Letters, and (ii) IM does not have any knowledge that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing or any other funds necessary for the satisfaction of all of Parent’s and the Merger Subsidiaries’ obligations under this Agreement and the payment of any debt required to be repaid in connection with the Transaction and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Parent on the Closing Date. IM has fully paid, on behalf of Borrower, all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Debt Commitment Letters.

Section 4.22 Solvency. Assuming (i) satisfaction or waiver of the conditions to IM’s obligation to consummate the Mergers, (ii) the truth and accuracy of the representations and warranties in Article III hereof and (iii) compliance by OUTD with the covenants set forth herein, immediately after giving effect to the Transaction and the transactions contemplated by the Debt Commitment Letters, the payment of the aggregate amounts payable pursuant to Article II, payment of all amounts required to be paid in connection with the consummation of the Mergers and the other transactions contemplated hereby, and payment of all related fees and expenses, each of Parent, the Holdcos and the Surviving Entities will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 4.23 No Ownership of Company Capital Stock. None of the IM Parties or any of their respective Affiliates beneficially owns, directly or indirectly, or is the record holder of, and is not a party to any agreement (other than this Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of OUTD Common Stock or any option, warrant or other right to acquire any shares of OUTD Common Stock.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1 Conduct of OUTD’s Business.

(a) Except as (i) otherwise expressly permitted or required under or by this Agreement or any Ancillary Agreement, (ii) set forth in Section 5.1(a) of the OUTD Disclosure Schedule, (iii) consented to by IM in writing, (iv) required by any Law or (v) necessary to effectuate the payment of the Special Dividend, OUTD agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, OUTD shall, and shall cause each of its Subsidiaries to, (x) use its reasonable best efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, (y) prepare, in the ordinary course of business consistent with past practice (except as otherwise required by applicable Law), and timely file all Tax Returns (taking into account all valid extensions) required to be filed by it on or before the Closing Date and fully and timely pay all Taxes due and payable in respect of such Tax Returns that are so filed (other than Taxes being contested in good faith through appropriate proceedings), and (z) use its reasonable best efforts to preserve, in all material respects, consistent with past practices, its business organizations intact, including the material assets and properties of the business, services of its current officers and key employees, and relations with customers, suppliers, licensors, licensees, distributors, Governmental Authorities and others having commercial/business dealings with OUTD or any of its Subsidiaries.

(b) In addition, and without limiting the generality of Section 5.1(a), OUTD agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement, (ii) set forth in Section 5.1(b) of the OUTD Disclosure Schedule, (iii) consented to by IM in writing (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (iv) required by any Law or (v) necessary to effectuate the payment of the Special Dividend, OUTD shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(i) amend or otherwise change, or fail to comply with, the OUTD Organizational Documents or the OUTD Subsidiary Organizational Documents;

(ii) make any change in its authorized or issued capital stock or other equity interests or, directly or indirectly, acquire, redeem, issue, deliver, encumber, pledge, sell or otherwise dispose of any of its capital stock or other equity interests or securities convertible into, or exercisable or exchangeable for, any of its capital stock or other equity interests or authorize any such action, in each case, except upon the exercise or conversion of any OUTD Stock Option or OUTD Equity Award outstanding on the date hereof for shares of OUTD Common Stock;

(iii) split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, in each case, except upon the exercise or conversion of any OUTD Stock Option or OUTD Equity Award for shares of OUTD Common Stock;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of OUTD, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of OUTD to OUTD or a direct or indirect wholly-owned Subsidiary of OUTD;

(v) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or material claims under, any OUTD Material Contract, or enter into any other Contract that, if existing on the date of this Agreement, would be an OUTD Material Contract, in each case, except in the ordinary course of business;

(vi) enter into, modify or amend in any material respect, or waive, release or assign any material rights or material claims under, any Affiliation Agreement;

(vii) enter into any agreement with respect to the voting of the capital stock of OUTD;

(viii) issue any Indebtedness, other than (A) the incurrence of Indebtedness under the OUTD Credit Facilities for working capital purposes in the ordinary course of business consistent with past practice not to exceed $50,000, (B) for extensions, renewals or refinancings (with new Indebtedness in amounts not greater than the existing Indebtedness being replaced) of existing Indebtedness or (C) inter-company Indebtedness;

(ix) acquire (by merger, consolidation, acquisition of stock or assets or other business combination) any Person, all or substantially all of the assets of any Person, business or business unit, merge or consolidate with any Person or form any joint venture;

(x) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of OUTD or any of its Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

(xi) enter into any new line of business or open or close any existing facility, plant or office, in each case, except in the ordinary course of business;

(xii) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the business of OUTD and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

(xiii) enter into any hedging arrangements, except in the ordinary course of business;

(xiv) make or commit or agree to make any capital expenditures in excess of $50,000, individually, or $300,000, in the aggregate, except in the ordinary course of business consistent with past practice or in accordance with OUTD’s current capital expenditure budget;

(xv) make any loans, advances or capital contributions to, or investments in, any Person (other than wholly-owned Subsidiaries of OUTD), except for advances to employees and directors for travel and business expenses in the ordinary course of business consistent with past practices;

(xvi) cancel, release, compromise or settle any material Action, or waive or release any material rights of OUTD, including any Action that relates to the Transaction, except in the ordinary course of business consistent with past practice;

(xvii) except as required by Law or by the terms of the applicable OUTD Benefit Plan, enter into, adopt, amend in any material respect or otherwise modify in any material respect any OUTD Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any OUTD Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any OUTD Benefit Plan, merge or transfer any OUTD Benefit Plan or the assets or liabilities of any OUTD Benefit Plan, change the sponsor of any OUTD Benefit Plan, or terminate or establish any OUTD Benefit Plan, in each case, other than new employment arrangements made in the ordinary course of business, consistent with past practices, in each case, with non-officer employees who have annual compensation of no greater than $100,000;

(xviii) grant any increase in the compensation or benefits of directors, officers or employees of OUTD or any OUTD Subsidiary, except (A) as required under the terms of an employment agreement or (B) with respect to non-officer employees in the ordinary course of business, consistent with past practice;

(xix) enter into, renew or amend any collective bargaining agreement;

(xx) make any material change in any method of accounting or accounting practice policy other than as required by applicable Law or by a change in GAAP or similar principles in foreign jurisdictions;

(xxi) make or change any material Tax election;

(xxii) change an annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any material Tax Return or the payment of any material Tax;

(xxiii) revalue any assets unless required by GAAP; or

(xxiv) authorize, agree or otherwise commit to take any of the foregoing actions.

Section 5.2 Conduct of IM’s Business.

(a) Except as (i) otherwise expressly permitted or required under or by this Agreement or any Ancillary Agreement, (ii) set forth in Section 5.2(b) of the IM Disclosure Schedule, (iii) consented to by OUTD in writing or (iv) required by any Law, IM agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, IM shall, and shall cause each of its Subsidiaries to, (x) use its reasonable best efforts to conduct its business in the ordinary course in a manner consistent with past practice in all material respects, (y) prepare, in the ordinary course of business consistent with past practice (except as otherwise required by applicable Law), and timely file all Tax Returns (taking into account all valid extensions) required to be filed by it on or before the Closing Date and fully and timely pay all Taxes due and payable in respect of such Tax Returns that are so filed (other than Taxes being contested in good faith through appropriate proceedings), and (z) use its reasonable best efforts to preserve, in all material respects, consistent with past practices, its business organizations intact, including the material assets and properties of the business, services of its current officers and key employees, and relations with customers, suppliers, licensors, licensees, distributors, Governmental Authorities and others having commercial/business dealings with IM or any of its Subsidiaries.

(b) In addition, and without limiting the generality of Section 5.2(a), IM agrees that, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, except as (i) otherwise expressly permitted or required under or by this Agreement, (ii) set forth in Section 5.2(b) of the IM Disclosure Schedule, (iii) consented to by OUTD in writing (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed) or (iv) required by any Law, IM shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, do, or agree to do, any of the following:

(i) amend or otherwise change, or fail to comply with, the IM Organizational Documents or the IM Subsidiary Organizational Documents;

(ii) make any change in its authorized or issued capital stock or other equity interests or, directly or indirectly, acquire, redeem, issue, deliver, encumber, pledge, sell or otherwise dispose of any of its capital stock or other equity interests or securities convertible into, or exercisable or exchangeable for, any of its capital stock or other equity interests or authorize any such action;

(iii) split, combine or reclassify any of its capital stock or other equity interests or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(iv) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock or other equity interests of IM, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of IM to IM or a direct or indirect wholly-owned Subsidiary of IM;

(v) (A) make any payment to any Related Party, except for payments to employees in the ordinary course of business or (B) enter into, renew, extend, modify, amend or terminate, or waive, release or assign any material rights or material claims under, any Contract with any Related Party;

(vi) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or material claims under, any Material Contract, enter into any other Contract that, if existing on the date of this Agreement, would be a Material Contract, in each case, except in the ordinary course of business;

(vii) enter into, modify or amend in any material respect, or waive, release or assign any material rights or material claims under, any Affiliation Agreement;

(viii) enter into any agreement with respect to the voting of the equity interests of IM;

(ix) issue any Indebtedness other than (A) the incurrence of Indebtedness under the IM Credit Facilities for working capital purposes in the ordinary course of business consistent with past practices and not to exceed $50,000 or (B) for extensions, renewals or refinancings (with new Indebtedness in amounts not greater than the existing Indebtedness being replaced plus the amount of fees and expenses incurred in connection with such extensions, renewals or refinancings) of existing Indebtedness or (C) inter-company Indebtedness;

(x) acquire (by merger, consolidation, acquisition of stock or assets or other business combination) any Person, all or substantially all of the assets of any Person, business or business unit, merge or consolidate with any Person or form any joint venture;

(xi) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, bankruptcy, merger or other reorganization of IM or any of its Subsidiaries, or enter into a letter of intent or agreement in principle with respect thereto;

(xii) enter into any new line of business or open or close any existing facility, plant or office, in each case, except in the ordinary course of business;

(xiii) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the business of IM and its Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

(xiv) enter into any hedging arrangements, except in the ordinary course of business;

(xv) make or commit or agree to make any capital expenditures in excess of $50,000, individually, or $300,000, in the aggregate, except in the ordinary course of business consistent with past practice or in accordance with IM’s current capital expenditure budget;

(xvi) make any loans, advances or capital contributions to, or investments in, any Person (other than wholly-owned Subsidiaries of IM), except advances to employees and directors for travel and business expenses in the ordinary course of business consistent with past practices;

(xvii) cancel, release, compromise or settle any material Action, or waive or release any material rights of IM, including any Action that relates to the Transaction, except in the ordinary course of business consistent with past practice;

(xviii) except as required by Law or by the terms of the applicable IM Benefit Plan, enter into, adopt, amend in any material respect or otherwise modify in any material respect any IM Benefit Plan, accelerate the payment or vesting of benefits or amounts payable or to become payable under any IM Benefit Plan as currently in effect on the date hereof, fail to make any required contribution to any IM Benefit Plan, merge or transfer any IM Benefit Plan or the assets or liabilities of any IM Benefit Plan, change the sponsor of any IM Benefit Plan, or terminate or establish any IM Benefit Plan, in each case, other than new employment arrangements made in the ordinary course of business, consistent with past practices, in each case, with non-officer employees who have annual compensation of no greater than $100,000;

(xix) grant any increase in the compensation or benefits of directors, officers or employees of IM or any IM Subsidiary, except (A) as required under the terms of an employment agreement or (B) with respect to non-officer employees in the ordinary course of business, consistent with past practice;

(xx) enter into, renew or amend any collective bargaining agreement;

(xxi) make any material change in any method of accounting or accounting practice policy other than as required by applicable Law or by a change in GAAP or similar principles in foreign jurisdictions;

(xxii) make or change any material Tax election;

(xxiii) change an annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any material right to claim a refund of Taxes, or take any other similar action, or omit to take any action relating to the filing of any material Tax Return or the payment of any material Tax;

(xxiv) revalue any assets unless required by GAAP; or

(xxv) authorize, agree or otherwise commit to take any of the foregoing actions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 No Solicitation.

(a) Subject to Section 6.1(b), Section 6.1(c) and Section 6.1(d) during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, OUTD shall not, and shall not permit its Subsidiaries to, and shall not permit its Representatives to, directly or indirectly: (i) initiate, knowingly encourage, knowingly facilitate or solicit (including in each case by way of furnishing non-public information of OUTD or any of its Subsidiaries to any Person) any inquiries with respect to, or the making, submission, announcement or implementation of, any proposal or offer (written or oral) that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) initiate, knowingly encourage, participate in or solicit any discussions or negotiations with any Person (whether such discussions or negotiations are initiated by OUTD, any of its Representatives or a third party), other than IM or any of its Representatives, regarding or in furtherance of such inquiries or relating to an Alternative Proposal, (iii) provide any non-public information, documentation or data of OUTD or any of its Subsidiaries to any Person, other than IM or any of its Representatives, relating to an Alternative Proposal, (iv) otherwise cooperate with any effort or attempt to make, implement or accept any Alternative Proposal, (v) adopt or approve any Alternative Proposal, or propose the approval or adoption of any Alternative Proposal, or resolve or agree to take any such action or (vi) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to any Alternative Proposal (other than an Acceptable Confidentiality Agreement as set forth in the provisions of Section 6.1(c)). OUTD shall immediately cease, and cause its Subsidiaries and direct its Representatives to terminate, any cooperation with or assistance or participation in any inquiries or proposals of any Persons made prior to the date hereof, and any discussions or negotiations with any Persons conducted theretofore by OUTD, its Subsidiaries or any of its Representatives, in each case, with respect to any Alternative Proposal, and request and instruct to be returned or destroyed all non-public information provided by or on behalf of OUTD or any of its Subsidiaries to such Person relating to an Alternative Proposal.

(b) From and after the date of this Agreement, OUTD shall advise IM orally and in writing of (i) the receipt by OUTD or any of its Subsidiaries, or any of its or their respective Representatives, of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding any Alternative Proposal, specifying the material terms and conditions thereof and the identity of the party making the Alternative Proposal, and (ii) any material modifications to the financial or other material terms and conditions of such Alternative Proposal, in each case as promptly as practical (and in any event within 24 hours) of OUTD’s receipt thereof. OUTD shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement which prohibits OUTD from providing such information to IM and shall otherwise keep IM reasonably informed of the status of any discussions or negotiations.

(c) If at any time following the date of this Agreement and prior to obtaining the OUTD Stockholder Approval (i) OUTD has received a written Alternative Proposal from a third party that the OUTD Board believes in good faith to be bona fide, (ii) such Alternative Proposal did not result from a breach of this Section 6.1 and (iii) the OUTD Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Alternative Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then OUTD may (A) furnish information with respect to OUTD and its Subsidiaries to the Person making such Alternative Proposal and (B) engage and participate in discussions or negotiations with the Person making such Alternative Proposal regarding such Alternative Proposal; provided, that OUTD (x) will not, and will not permit its Subsidiaries to, and will not permit its Representatives to, disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement with such Person and (y) will promptly (and in any event within 24 hours) provide to IM any non-public information concerning OUTD or its Subsidiaries provided or made available to such other Person which was not previously made available to IM.

(d) (i) If a material event, fact, change, development or set of circumstances, in each case, that relates to OUTD, IM or the transactions contemplated hereby, but does not relate to any Alternative Proposal and which first becomes known to the OUTD Board after the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the OUTD Board as of the date hereof) and prior to obtaining the OUTD Stockholder Approval (an “Intervening Event”) or (ii) if OUTD receives an Alternative Proposal which the OUTD Board concludes in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by IM in accordance with this Section 6.1(d), then, in each case, the OUTD Board may at any time prior to obtaining the OUTD Stockholder Approval, if it determines in good faith, after consultation with outside legal counsel, that not taking such action would be inconsistent with the fiduciary duties of the OUTD Board to the OUTD stockholders under applicable Law (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to IM, the OUTD Board Recommendation (a “Board Recommendation Change”) or (B) only in the case of clause (ii) of this Section 6.1(d), approve or recommend such Superior Proposal and/or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal pursuant to Section 8.1(e); provided, however, that OUTD shall not terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless at or concurrently with such termination OUTD pays the Termination Fee in full and otherwise complies with the provisions of Section 8.3; and provided, further, that the OUTD Board may not make a Board Recommendation Change pursuant to the foregoing clause (A), approve or recommend any Superior Proposal or terminate this Agreement pursuant to the foregoing clause (B) (x) if, in the case of clause (B), such Superior Proposal resulted from a breach by OUTD of this Section 6.1 and (y) unless, in the case of clauses (A) and (B):

(i) the OUTD Board shall have first provided at least four (4) Business Days prior written notice (a “Notice”) to IM that it is prepared to take the applicable action in response to an Intervening Event or a Superior Proposal, as applicable, which notice shall (i) describe such Intervening Event or Superior Proposal, as applicable, in reasonable detail, and (ii) in the case of a Superior Proposal, be accompanied by the most current version of all relevant written agreements or proposals relating to the transaction that constitute such Superior Proposal (it being agreed that the Notice and any amendment or update to such Notice and the determination to so deliver such Notice, or update or amend public disclosures with respect thereto shall not constitute a Board Recommendation Change for purposes of this Agreement); and

(ii) IM does not make, within such four-Business Day period, a binding, written, irrevocable offer to modify the terms of this Agreement that would, in the good faith judgment of the OUTD Board (after consultation with outside legal counsel and financial advisors), cause the Alternative Proposal previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that would obviate the need to make a Board Recommendation Change in the event of an Intervening Event, as applicable, in each case, taking into consideration any risk of non-consummation and all legal, financial, regulatory and other aspects of such proposal. OUTD agrees that, during the four-Business Day period prior to its effecting a Board Recommendation Change or taking another action permitted by clause (B), OUTD and its Representatives shall negotiate in good faith with IM and its Representatives regarding any revisions to the terms of the transactions contemplated hereunder such that the Alternative Proposal in question no longer constitutes a Superior Proposal or that would obviate the need to make a Board Recommendation Change in the event of an Intervening Event. Each successive modification to the price or any other material term of any Alternative Proposal shall constitute a new Acquisition Proposal for purposes of this Section 6.1(d) and shall require a new Notice under Section 6.1(d)(i), if applicable; provided, that, the Notice period shall be shortened in such case from four (4) Business Days to three (3) Business Days, and each reference to four (4) Business Days or a four (4)-Business Day period in this Section 6.1(d) shall be deemed to be three (3) Business Days or a three (3)-Business Day period, as applicable.

(e) Nothing contained in this Agreement shall prohibit OUTD or the OUTD Board from (i) taking and disclosing to the OUTD stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by

Rule 14d-9(f) under the Exchange Act with respect to an Alternative Proposal or (ii) making any disclosure to the stockholders of OUTD (other than a Board Recommendation Change, which may be made only in accordance with Section 6.1(d)) if OUTD determines in good faith, after consultation with its legal counsel, that such disclosure is required under applicable Law or required under the rules and regulations of any applicable stock exchange (including The NASDAQ Stock Market); provided, however, that any disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or an express rejection of any applicable Alternative Proposal together with an express reaffirmation of its recommendation to its stockholders in favor of the Transaction and the OUTD Merger shall be deemed to be a Board Recommendation Change.

(f) In the event that OUTD makes a Board Recommendation Change, it shall promptly make a public announcement of such change and such announcement and shall set forth the material reasons for such change.

Section 6.2 Preparation of SEC Documents. As promptly as practicable after the execution of this Agreement, (a) Parent, IM and OUTD shall prepare and file with the SEC the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of OUTD relating to the meeting of OUTD’s stockholders (the “OUTD Stockholders’ Meeting”) to be held to consider the approval of the OUTD Merger and (b) IM shall cause Parent to prepare and file with the SEC a registration statement on Form S-4 or such other applicable form as OUTD and IM may agree (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the OUTD Merger. Each party shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and, prior to the effective date of the Registration Statement, IM shall cause Parent to take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Transaction. Each of Parent, OUTD and IM shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus. As promptly as practicable after the Registration Statement shall have become effective, OUTD shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its stockholders as of the record date for the OUTD Stockholders’ Meeting. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made (in each case including documents incorporated by reference therein) without providing OUTD, IM and Parent with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to OUTD, IM or Parent, or any of their respective Affiliates, directors or officers, should be discovered by OUTD, IM or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of OUTD. OUTD or Parent, as applicable, will advise the other parties hereto promptly after it receives any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement, as applicable, or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other with copies of any written communication between it or any of its Representatives, on the one hand, and the SEC, any state securities commission or their respective staffs, on the other hand, with respect to the Proxy Statement/Prospectus, the Registration Statement or the Mergers. OUTD, IM and Parent shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Proxy Statement/Prospectus or the Registration Statement, as applicable, as promptly as reasonably practicable after receipt thereof. Without limiting the generality of the foregoing, each of OUTD, IM and Parent shall cooperate with each other in the preparation of each of the Proxy Statement/Prospectus and the Registration

Statement and each of IM, Parent and OUTD shall furnish OUTD or Parent, as applicable, with all information concerning it and its Affiliates as the providing party (after consulting with counsel) may deem reasonably necessary or advisable in connection with the preparation of the Proxy Statement/Prospectus or the Registration Statement, as applicable. OUTD and Parent shall notify each other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information. OUTD and IM shall each bear fifty percent (50%) of all costs, expenses and fees incurred or payable to any other Person in connection with the preparation and filing with the SEC of the Registration Statement and the fees, costs and expenses of the financial printer and other Persons for the printing and mailing of the Proxy Statement/Prospectus.

Section 6.3 OUTD Board Recommendation. Subject to Section 6.1(d), the OUTD Board shall recommend that OUTD’s stockholders vote in favor of approval of the matters described in Section 3.3(c) (the “OUTD Board Recommendation”) and OUTD, acting through the OUTD Board, shall include in the Proxy Statement/Prospectus such recommendation, and shall otherwise use its reasonable best efforts to obtain OUTD Stockholder Approval.

Section 6.4 OUTD Stockholders’ Meeting. As promptly as practicable after the Proxy Statement/Prospectus is prepared and OUTD has mailed (or otherwise made electronically available) the Proxy Statement/Prospectus to OUTD’s stockholders, OUTD shall take, in accordance with applicable Law and the OUTD Organizational Documents, all action reasonably necessary to convene the OUTD Stockholders’ Meeting to consider and vote upon the approval of the Transaction, to cause such vote to be taken and to obtain the OUTD Stockholder Approval. Notwithstanding anything in this Agreement to the contrary, OUTD may, with the prior written consent of IM (which consent shall not be unreasonably withheld, conditioned or delayed), postpone or adjourn the OUTD Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the OUTD Stockholder Approval, (ii) for the absence of quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure which OUTD has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of OUTD prior to the OUTD Stockholders’ Meeting or (iv) if OUTD has delivered the Notice contemplated by Section 6.1(d) and the time periods contemplated by Section 6.1(d) have not expired.

Section 6.5 Access to Information; Confidentiality; Public Announcements.

(a) Subject to the Confidentiality Agreement and subject to applicable Law, during the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to its terms, each of OUTD and IM shall, and shall cause its Subsidiaries to, afford to the other party and to the directors, officers, employees, consultants, accountants, counsel, advisors and other agents and representatives of such other party (collectively, “Representatives”), reasonable access at reasonable times during normal business hours on reasonable notice to their respective properties, books, Contracts, commitments, personnel and records (provided that such access shall not unreasonably interfere with the business or operations of such party) and, during such period, each of OUTD and IM shall, and shall cause its Subsidiaries to, furnish promptly to the other party information concerning its business, properties and personnel, in each case, as such other party may reasonably request; provided, that nothing in this Section 6.5(a) or Section 6.5(b) shall require a party to provide any access, or to disclose any information, if permitting such access or disclosing such information would reasonably be expected to (i) violate applicable Law, (ii) violate any of its obligations with respect to confidentiality (provided that such party shall use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure in a manner that would not violate such obligations) or (iii) result in the loss of attorney-client or similar privilege (provided that such party shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege). No review pursuant to this Section 6.5 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.

(b) Each of IM, OUTD and the Merger Subsidiaries shall hold, and shall cause its respective officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any non-public information in accordance with the terms of the Confidentiality Agreement.

(c) Except with respect to any Board Recommendation Change made in accordance with the terms of this Agreement, and subject to Section 6.1(e), each of IM, OUTD and the Merger Subsidiaries hereby agrees that it shall not, and shall cause its Affiliates and representatives not to, issue or cause the publication of any press release or other public statement or any written communications to investors, employees and vendors with respect to this Agreement or the Transaction without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure (i) is required by applicable Law or the rules and regulations of any applicable stock exchange (including The NASDAQ Stock Market), in which case the party making such determination will use its reasonable best efforts to allow the other parties hereto reasonable time to comment on such release or announcement in advance of its issuance or (ii) contains only information that has already been included in a prior public statement made in accordance with this Section 6.5(c) and such party has provided the other parties hereto with advance notice of such press release or public announcement.

Section 6.6 Antitrust Filings; Reasonable Best Efforts.

(a) Each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to this Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction and to cause the conditions set forth in Article VII to be satisfied as promptly as practicable. In furtherance and not in limitation of the foregoing, as promptly as practicable after the date hereof (to the extent not made prior to the date hereof), IM shall (or shall cause its applicable Affiliates to) and OUTD shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transaction and all other necessary filings, forms, declarations, notifications, registrations and notices with other Governmental Authorities under Competition Laws relating to the Transaction, (ii) use their reasonable best efforts to obtain all other necessary actions, waivers, consents, licenses, OUTD Permits or IM Permits, as applicable, authorizations, Orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings (including filings with Governmental Authorities, if any), (iii) use their reasonable best efforts to obtain all consents, approvals or waivers from third parties that are necessary to consummate the Transaction, (iv) execute, deliver and perform any such additional instruments reasonably necessary to consummate the Transaction and to fully carry out the purposes of this Agreement and (v) use their reasonable best efforts to provide all such information concerning such party, its Subsidiaries, its Affiliates and its Subsidiaries’ and Affiliates’ officers, directors, employees and partners as may be reasonably requested in connection with any of the matters set forth in this Section 6.6(a).

(b) Each party shall use its reasonable best efforts to respond at the earliest practicable date to any requests for additional information, including documentary materials, made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Authorities relating to the Transaction, and act in good faith and reasonably cooperate with the other parties in connection with any investigation of any Governmental Authority relating to the Transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice relating to the Transaction. The parties will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any Competition Law.

(c) Notwithstanding the foregoing, in connection with efforts to obtain the termination or expiration of any waiting period under any applicable Competition Laws, (i) in no event shall “reasonable best efforts” of any party include entering into a consent decree or other commitment containing such party’s agreement to hold separate or divest its or its Subsidiaries’ plants, assets or businesses, or agreeing to any limitations on its or its

Subsidiaries’ conduct or actions, and in no event shall any party be required to take any of the foregoing actions and (ii) nothing herein shall require OUTD or IM to take any action with respect to compliance with Competition Law or the obtaining of any consent, clearance or the expiration of any applicable waiting period under Competition Law which would bind such Person or its Subsidiaries irrespective of whether the Closing occurs.

(d) OUTD and IM shall each bear fifty percent (50%) of all costs, expenses and fees incurred or payable to any other Person in connection with complying with Section 6.6(a)(i), including filing fees under the HSR Act and under any other applicable antitrust or competition laws.

Section 6.7 Fees and Expenses. Except as set forth in Sections 6.2, 6.6(d), 6.18, 8.3 and 9.17 of this Agreement, all fees and expenses incurred in connection with this Agreement and the Mergers shall be paid by the party incurring such fees or expenses.

Section 6.8 Listing of Parent. Each of Parent, IM and OUTD shall use all of its respective reasonable best efforts to cause the Parent Common Stock issuable under Article II, and those shares of Parent Common Stock required to be reserved for issuance in connection with the Transaction (including under the OUTD Incentive Plan), to be authorized for listing on The NASDAQ Stock Market (or, if such a listing is not capable of being obtained, then on NYSE or the NYSE Amex), upon official notice of issuance.

Section 6.9 Notification of Certain Matters. OUTD shall give prompt notice to IM, and IM shall give prompt notice to OUTD, of any change or event that would have or would reasonably be expected to have, individually or in the aggregate, an OUTD Material Adverse Effect, or an IM Material Adverse Effect, respectively, or which would be reasonably likely to result in the failure of any of the conditions to the obligations of the other party set forth in Article VII to be satisfied. Notwithstanding the above, the delivery of any notice pursuant to this Section 6.9 will not limit, expand or otherwise affect the representations, warranties, covenants or agreements of the parties or the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the applicable Merger.

Section 6.10 Stockholder Litigation. OUTD shall keep IM reasonably informed with respect to the defense or settlement of any stockholder Action against it and its directors relating to the Transaction. OUTD shall give IM the opportunity to consult with it regarding the defense or settlement of any such stockholder Action and shall not settle any such Action without the IM’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.11 The Financing.

(a) IM shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, and OUTD shall provide cooperation on a reasonable best efforts basis to the Borrower in connection with, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters. Without limiting the foregoing, IM shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) comply with its applicable obligations under the Debt Commitment Letters, (ii) maintain the Debt Commitment Letters in effect, (iii) enter into and to cause Parent and each of the Subsidiaries of IM or OUTD, as the case may be, to enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letters, (iv) satisfy on a timely basis all conditions applicable to it and to Parent in such definitive agreements and to comply with its obligations thereunder, (v) satisfy on a timely basis all conditions applicable to it contained in the Debt Commitment Letters, (vi) consummate the Debt Financing no later than the Closing and (vii) to take, and shall use its reasonable best efforts to cause each of its Affiliates to take, all actions necessary to maintain in effect, and enforce its rights under, the Debt Commitment Letters (including any definitive agreements relating thereto). OUTD will use its reasonable best efforts to enter into and to cause each of its Subsidiaries, as the case may be, to enter into definitive agreements with respect to the Debt Financing on the terms and conditions reflected in the Debt Commitment Letters. If any party becomes aware that all or any portion of the Debt Financing is not available to consummate the transactions contemplated by this Agreement, then that party shall promptly notify each of the other parties, and IM shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to obtain, and OUTD shall use reasonable best efforts to assist the Borrower in obtaining, as promptly as practicable, alternative financing from alternative financing sources on terms that are no less favorable in the aggregate, to IM, OUTD and their respective Subsidiaries than those set forth in the Debt Commitment Letters and in an amount that is adequate (taking into account all other financial resources of IM, including cash on hand and marketable securities of Parent, the Merger Subsidiaries, IM, OUTD and their respective Subsidiaries on the Closing Date) to pay all fees and expenses and required debt repayments associated with the transactions contemplated by this Agreement and to make any other payments necessary to consummate the transactions contemplated by this Agreement (the “Alternative Financing”). In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing, the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any commitment letter issued in connection with any Alternative Financing and any related fee letters, and the term “Financing Documents” as used in this Agreement shall be deemed to include any credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with any Alternative Financing, in each case, copies of which (with, in the case of any fee letter, only the fee amounts and certain other terms (none of which would adversely affect the amount or availability of the Debt Financing) redacted) shall be promptly provided to OUTD. Notwithstanding the foregoing, no Debt Commitment Letter or Financing Documents relating to any such Alternative Financing may expand upon the conditions precedent or contingencies to the funding on the closing date of the Debt Financing as set forth in the Debt Commitment Letters in effect on the date hereof or which would reasonably be expected to adversely affect the ability or the likelihood of the IM Parties to timely consummate the Transaction or the Mergers. IM shall give OUTD prompt oral and written notice (but in any event not later than 48 hours after the occurrence) of any material breach by any party to the Debt Commitment Letters or of any condition therein not likely to be satisfied, in each case, of which IM has knowledge or any termination of any Debt Commitment Letter. IM shall keep OUTD informed on a reasonably current basis of the status of the Borrower’s efforts to consummate the Debt Financing. IM shall not permit the Borrower, without the prior consent of OUTD, to amend or alter, or agree to amend or alter, any Debt Commitment Letter in any manner that would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing, (ii) impose new or additional conditions precedent or contingencies to the funding on the Closing Date of the Debt Financing as set forth in the Debt Commitment Letters in effect on the date hereof or (iii) adversely affect the ability or the likelihood of the IM Parties to timely consummate the Transaction or the Mergers. IM shall promptly provide OUTD with copies of any such amendment or alteration.

(b) Each party shall provide, and shall cause its Subsidiaries and Representatives to provide, all cooperation in connection with the parties’ efforts to obtain the Debt Financing or the Alternative Financing as may reasonably be requested by any of the other parties or by the Lead Arranger, including (i) providing financial and other information relating to it and its Subsidiaries to each other party and the lenders and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (the “Financing Parties”) that is customary for such financing or reasonably necessary for the rating, marketing and completion of the Debt Financing by the Financing Parties, including information regarding the business, operations, financial projections and prospects of such party and its Subsidiaries that is customary for such financing or reasonably necessary for the completion of the Debt Financing by the Financing Parties, (ii) participating and causing its senior management to participate in a reasonable number of meetings (including customary one-on-one meetings) with any Financing Parties and other presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies as are reasonably necessary for the rating, marketing and completion of the Debt Financing by the Financing Parties, (iii) assisting in the preparation of (A) any customary offering documents, bank information memoranda, Forms 8-K, registration statements, prospectuses and similar documents (including all historical and pro forma financial statements and information regarding such party and its Subsidiaries that is required by Regulations S-K and S-X to be included or incorporated by reference in a registration statement) for any of the Debt Financing or offering of debt securities in connection therewith, and

(B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Debt Financing (including consenting to the use of such party’s and its Subsidiaries’ logos), (v) assisting in the preparation of and executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), (A) credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with any of the Debt Financing (collectively, the “Financing Documents”), customary certificates (including a certificate of the chief financial officer of Parent or any of its Affiliates with respect to solvency matters), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by each other party in connection with any of the Debt Financing and other documents required to be delivered under the Financing Documents and (B) the amendment of any of such party’s or its Subsidiaries’ existing credit facilities, currency or interest hedging agreements, or other similar agreements, in each case, on terms satisfactory to each other party and that are reasonably requested by each other party in connection with any Debt Financing; provided, that no obligation of any party or any of its Subsidiaries under any such agreements or amendments shall be effective until the Closing, (vi) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including providing customary comfort letters to the underwriters in connection with the initial purchase of any securities in connection with any Debt Financing and providing customary consents to inclusion of their audit reports in registration statements of Parent, (vii) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material nonpublic information about such party or its Affiliates or securities, (viii) using its reasonable best efforts to ensure that the Financing Parties benefit from the existing lending relationships of such party and its Subsidiaries, (ix) cooperating reasonably with the Financing Parties’ due diligence investigation of such party and its Subsidiaries, including (A) due diligence performed by any Financing Parties and their respective counsel in connection with any of the Debt Financing, to the extent customary and reasonable and to the extent not unreasonably interfering with its business and (B) a borrowing base audit with respect to such party’s accounts and inventory and an appraisal of the net orderly liquidation value of such party’s inventory, and (x) taking such actions and providing such information and assistance as the Financing Parties may reasonably request in connection with creating Liens upon or pledging collateral to secure the Debt Financing or the Alternative Financing. Notwithstanding the foregoing, until the Effective Time occurs, none of OUTD, any of its Subsidiaries or any of their respective Representatives shall, (A) have any liability or any obligation to any Person under or in connection with the Debt Financing, including under any credit agreement or any related document or any other agreement or document related to the Debt Financing (or Alternative Financing) or (B) be required to incur any other liability other than with respect to out-of-pocket expenses (including attorneys’ fees) in connection with the Debt Financing (or any Alternative Financing).

(c) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.11 shall require, and in no event shall the reasonable best efforts of IM be deemed or construed to require IM to (i) pay any fees that are materially greater than those contemplated in the Debt Commitment Letters (whether to secure waiver of any conditions contained therein or otherwise), (ii) amend or waive any of the terms or conditions hereof or (iii) except to the extent required by the Debt Commitment Letters, use any cash or other assets on its balance sheet to pay any portion of the OUTD Merger Consideration or the IM Merger Consideration. Each party acknowledges and agrees that the obligations of each party with respect to the Debt Financing are only as set forth in this Section 6.11, and no other provision herein, including Section 6.6, shall be deemed to expand or otherwise modify such obligations.

Section 6.12 Indemnification, Exculpation and Insurance.

(a) Each of Parent and the Surviving Entities shall, and Parent shall cause the Surviving Entities to, assume and perform the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time in favor of the current or former directors, managers, members or officers of OUTD, IM and their respective Subsidiaries that are existing, and any person who becomes a director or officer prior to the Effective Time (each an “Indemnified Party”) as provided in the OUTD Organizational Documents, IM Organizational Documents, OUTD Subsidiary Organizational Documents or IM Subsidiary Organizational Documents, as applicable, or any indemnification Contract between such Indemnified Party, on the one hand, and OUTD, IM or their respective Subsidiaries, as applicable, on the other hand (in each case, as in effect on the date hereof), without further action, as of the Effective Time and such obligations shall survive the Effective Time and shall continue in full force and effect in accordance with their terms. For no less than six (6) years after the Effective Time, Parent shall cause the certificate of incorporation and bylaws (or similar organizational documents, as applicable) of the Surviving Entities and their Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of OUTD, IM and their respective Subsidiaries than are presently set forth in the OUTD Organizational Documents, IM Organizational Documents, OUTD Subsidiary Organizational Documents or IM Subsidiary Organizational Documents, as applicable.

(b) In the event that either Parent or any of the Surviving Entities or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of Parent or the applicable Surviving Corporation, as applicable, shall expressly assume the obligations set forth in this Section 6.12.

(c) Prior to the Effective Time, OUTD and IM may obtain and fully pay for “tail” insurance policies with a claims period of no more than six (6) years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage no less favorable than OUTD’s and IM’s existing policies, respectively, with respect to matters existing or occurring at or prior to the Effective Time (including with respect to acts and omissions occurring in connection with this Agreement or the transactions or actions contemplated hereby) and, if such policies have been obtained, Parent shall, and shall cause the Surviving Entities, as applicable, to maintain such policies in full force and effect after the Effective Time; provided, however, that in satisfying its obligation under this Section 6.12(c), none of OUTD, IM or Parent shall pay more than 225% of the annual premium paid as of the date of this Agreement by OUTD or IM, as applicable, to obtain such coverage. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less in the aggregate, OUTD, IM and Parent shall only be obligated to provide the maximum coverage as may be obtained for such aggregate amount. If, as of the Effective Time, either OUTD or IM shall not have obtained the “tail” policies described in the previous sentence, for six (6) years after the Effective Time, Parent shall maintain (directly or indirectly through OUTD’s or IM’s existing insurance programs, as applicable) in effect OUTD’s and IM’s current directors’ and officers’ liability insurance with respect to matters existing or occurring at or prior to the Effective Time (including with respect to acts and omissions occurring in connection with this Agreement or the transactions or actions contemplated hereby), covering each Person currently covered by OUTD’s and IM’s directors’ and officers’ liability insurance policy, as applicable, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may substitute therefor policies of Parent with another insurance company of comparable standing to OUTD’s or IM’s current insurer, as applicable, and containing terms and conditions, including with respect to coverage (including as coverage relates to deductibles and exclusions) and amounts no less favorable to such directors and officers; provided, further, that in satisfying its obligation under this Section 6.12(c), none of OUTD, IM or Parent shall pay more than 225% per annum of the annual premiums paid as of the date of this Agreement by OUTD or IM, as applicable, to obtain such coverage. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less in the aggregate, OUTD, IM and Parent shall only be obligated to provide the maximum coverage as may be obtained for such aggregate amount.

(d) The provisions of this Section 6.12 (i) are intended to be for the benefit of, and will be enforceable from and after the Effective Time by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. The obligations under this Section 6.12 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other person who is a beneficiary under a “tail” policy referred to in Section 6.12(c) (and their heirs and representatives)) without the prior written consent of such person.

Section 6.13 Section 16 Matters. Prior to the Effective Time, each of OUTD and IM shall use its reasonable best efforts to cause any dispositions of equity securities of OUTD (including any OUTD Stock Options or OUTD Equity Awards) or any acquisitions of equity securities of Parent resulting from the Transaction by each individual, and each Person that may be deemed a “director by deputization”, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to OUTD or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in Article IV or the Ancillary Agreements, OUTD acknowledges and agrees that neither IM nor any other Person on behalf of IM makes, nor has OUTD relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to IM or with respect to any other information provided to or made available to OUTD in connection with the Transaction. Subject to Section 4.4 and Section 6.2, neither IM nor any other Person will have or be subject to any liability or indemnification obligation to OUTD or any other Person resulting from the distribution to OUTD, or OUTD’s use of, any such information, including any information, documents, projections, forecasts or other material made available to OUTD in certain data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article IV or in an applicable section of the IM Disclosure Schedule.

(b) Except for the representations and warranties contained in Article III or the Ancillary Agreements, IM acknowledges and agrees that neither OUTD nor any other Person on behalf of OUTD makes, nor has IM relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to OUTD or with respect to any other information provided to or made available to IM in connection with the Transaction. Subject to Section 3.4 and Section 6.2, neither OUTD nor any other Person will have or be subject to any liability or obligation to IM or any other Person resulting from the distribution to IM, or IM’s use of, any such information, including any information, documents, projections, forecasts or other material made available to IM in certain data rooms or management presentations in expectation of the Transaction, unless any such information is expressly included in a representation or warranty contained in Article III or in an applicable section of the OUTD Disclosure Schedule.

Section 6.15 Performance by Parent and the Merger Subsidiaries. IM shall cause Parent and the Merger Subsidiaries to timely perform all of their respective covenants, agreements and obligations under this Agreement and the other agreements contemplated hereby.

Section 6.16 Employee Matters.

(a) For one year following the Effective Time, Parent shall cause each employee of OUTD and its subsidiaries immediately prior to the Effective Time, who continues as an employee of Parent or an applicable subsidiary (including OUTD and its subsidiaries) (such employees, with their eligible dependents, “OUTD Participants”), to be eligible to participate, in either, at Parent’s sole discretion, (i) the OUTD Benefit Plans, excluding any incentive, equity or bonus plans, on substantially the same terms as in effect immediately prior to the Effective Time, or (ii) substantially similar plans or arrangements of Parent or its applicable subsidiary (“Parent Plans”), excluding any incentive, equity or bonus plans, or (c) a combination of clauses (a) and (b) so that the OUTD Participants shall have benefits that are substantially similar in the aggregate to benefits provided to similarly situated employees of Parent under Parent Plans, excluding any incentive, equity or bonus plans. To the extent Parent elects to have the OUTD Participants participate in the Parent Plans following the Closing Date, (i) each OUTD Participant will receive credit for purposes of eligibility to participate and vesting under such for years of service with the Company (or any predecessors) prior to the Closing Date, and (ii) Parent will use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans that are group health plans in which such OUTD Participants will participate to be waived and will use commercially reasonable efforts to provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

(b) From and after the Effective Time, (i) nothing in this Agreement shall prohibit Parent or any of its Affiliates from amending, modifying or terminating, any or all compensation or benefit plans, programs, policies, practices, agreements and arrangements sponsored or maintained by Parent or any of its Affiliates (including, for the avoidance of doubt, OUTD), including each OUTD Benefit Plan, and (ii) nothing in this Agreement shall require Parent or any of its Affiliates to continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement; provided, that notwithstanding the foregoing, Parent shall not take any action that would result in OUTD Participants not receiving substantially similar benefits as similarly situated employees of Parent and its Subsidiaries. Nothing in this Agreement shall (i) be treated as an amendment, modification or creation of any employee benefit plan, program, policy, practice, agreement or arrangement, including of any OUTD Benefit Plan, (ii) create any right or benefit in any Person other than the signatories of this Agreement, (iii) guarantee employment of any employee for any period of time after the Effective Time or preclude the ability of Parent or any of its Affiliates to terminate the employment of any employee, or (iv) create a binding employment agreement with any employee.

Section 6.17 Tax Matters. From and after the date of this Agreement and until the Effective Time, each party shall use its reasonable best efforts to cause the Mergers to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions, cause any actions to be taken or omit to take any action which such action or omission could prevent the Mergers from qualifying, as an exchange described in Section 351 of the Code. Following the Effective Time, and consistent with any such consent, neither IM nor OUTD shall, nor shall they permit any of their Affiliates to, take any action, cause any action to be taken or omit to take any action which such action or omission could cause the Mergers to fail to so qualify as an exchange described in Section 351 of the Code. The parties shall report the Mergers as an exchange within the meaning of Section 351 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 6.18 FCC Approval. Except as otherwise contemplated by this Agreement, (i) the parties will cooperate to prepare such application(s) as may be commercially reasonable and necessary for submission to the FCC (the “FCC Application”) in order to obtain the FCC’s approval of the transfer of control of the FCC Authorization (the “FCC Approval”) and will promptly file (no later than 15 Business Days following the date that this Agreement is executed) such FCC Application with the FCC; (ii) each of the Parties will (A) diligently take, or cooperate in the taking of, all necessary, desirable, proper and reasonable best efforts, and provide any additional information, reasonably required or requested by the FCC with respect to the FCC Application; (B) keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC with respect to the FCC Application; (C) permit the other to review any material communication relating to the FCC Application to be given by it to the FCC; (D) to notify as soon as reasonably practicable the other in the event it becomes aware of any other facts, actions, communications or occurrences that would reasonably be expected to affect FCC approval of the FCC Application; (E) oppose any petitions to deny or other objections filed with respect to the FCC Application and any requests for reconsideration or judicial review of the FCC Approval; and (F) not take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Approval. The fees required by the FCC for the filing of the FCC Application will be borne one half by OUTD and one half by IM.

Section 6.19 Transaction Fee. At the Effective Time, Parent shall make or cause to be made a payment to InterMedia Advisors, LLC in an amount equal to $2,500,000, by check or wire transfer of federal funds to an account designated in writing by InterMedia Advisors, LLC at least two (2) Business Days prior to the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Transaction. The respective obligation of each party to consummate the Mergers is subject to the satisfaction or waiver (to the extent permitted by applicable Law and other than the conditions set forth in Section 7.1(a) which may not be waived by any party) at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The OUTD Stockholder Approval shall have been obtained.

(b) Governmental Consents and Approvals. All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by Parent, OUTD, IM or any of their Subsidiaries to consummate the Transaction, shall have been made or obtained, except for those the failure of which to be made or obtained does not have and would not reasonably be expected to have, individually or in the aggregate, an IM Material Adverse Effect and/or an OUTD Material Adverse Effect (determined, for purposes of this clause, after giving effect to the Transaction).

(c) No Injunctions or Restraints. No Law or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction shall be in effect which prohibits, makes illegal or enjoins the consummation of the Transaction.

(d) Registration Statement and Stock Exchange Listing. The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC. The Parent Common Stock issuable under Article II, and those shares of Parent Common Stock required to be reserved for issuance in connection with the Transaction (including under the OUTD Incentive Plan), shall have been authorized for listing on The NASDAQ Stock Market (or, if such a listing is not capable of being obtained, then on NYSE or the NYSE Amex).

(e) Antitrust Waiting Periods. The waiting periods (and any extensions thereof) applicable to Parent, IM, OUTD or any of their respective Affiliates in connection with the Mergers under the HSR Act shall have been terminated or shall have expired.

(f) FCC. Either (i) the FCC Approval shall have been granted without any conditions which would have a Material Adverse Effect on the parties on a combined basis after the Merger is completed or (ii) (A) OUTD shall have entered into a lease with a third party on terms not less favorable to OUTD than the terms set forth in Schedule 7.1(f) to gain access to a fixed earth station that enables OUTD to provide the same services it provides pursuant to the FCC Authorization and (B) the FCC Authorization shall have been cancelled.

Section 7.2 Additional Conditions to Obligations of IM. The obligations of IM to effect the Transaction are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in (i) Article III (other than those representations and warranties set forth in clauses (ii) and (iii) below) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, in all cases, except where the failure of such representations and warranties to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, an OUTD Material Adverse Effect (it being agreed that for purposes of this Section 7.2(a), all representations and warranties shall be deemed not to be qualified by any reference to “material,” “Material Adverse Effect” or similar qualifiers other than the representations and warranties in Section 3.4(b)(ii) and Section 3.5(c)); (ii) the first sentence of Section 3.1(a), Section 3.1(b) as it applies to OUTD’s Organizational Documents, Section 3.2 (other than Section 3.2(c), (f) and (g)), Section 3.3(a), Section 3.3(b) and Section 3.3(c) and Section 3.13 shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, and (iii) Section 3.5(c) shall be true and correct in all respects on the date of this Agreement.

(b) Performance of Obligations of OUTD. OUTD shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date (other than obligations under Section 6.9).

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or would reasonably be expected to have, an OUTD Material Adverse Effect.

(d) Officer’s Certificates. IM shall have received an officer’s certificate duly executed by each of the Chief Executive Officer and Chief Financial Officer of OUTD to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) FIRPTA Certificate. OUTD shall have delivered to Parent a certificate that interests in OUTD are not U.S. real property interests within the meaning of Section 897(c) of the Code, which certificate shall be provided pursuant to Treasury Regulation Section 1.1445-2(c)(3) and shall conform to Treasury Regulation Section 1.897-2(h).

(f) Tax Opinion. IM shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Parent, dated the date of the Effective Time, in form and substance reasonably satisfactory to IM, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute an exchange described in Section 351 of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from each of Parent, OUTD and IM, which letters shall be in such form and substance as may reasonably be required by Paul, Weiss, Rifkind, Wharton & Garrison LLP. Each such tax representation letter shall be dated the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion. Paul, Weiss, Rifkind, Wharton & Garrison LLP shall, in rendering its opinion, be entitled to rely on the facts, representations and assumptions contained in such letters.

(g) Payoff Letters. IM shall have received payoff letters from the lenders under the OUTD Credit Facility which evidence the required payments to satisfy in full the outstanding obligations under the OUTD Credit Facility.

Section 7.3 Additional Conditions to Obligations of OUTD. The obligations of OUTD to effect the Transaction are further subject to satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in (i) Article IV (other than those representations and warranties set forth in clauses (ii) and (iii) below) shall be true and correct on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, in all cases, except where the failure of such representations and warranties to be true and correct does not have and would not reasonably be expected to have, individually or in the aggregate, an IM Material Adverse Effect (it being agreed that for purposes of this Section 7.3(a), all representations and warranties shall be deemed not to be qualified by any reference to “material,” “IM Material Adverse Effect” or similar qualifiers other than the representations and warranties in Section 4.5(c)); (ii) the first sentence of Section 4.1(a), Section 4.1(b) as it applies to IM’s Organizational Documents, 4.1(d), Section 4.2 (other than Section 4.2(b) and (f)), Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.13 and Section 4.19 shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though made on the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of some other date will be determined as of such date, and (iii) Section 4.5(c) shall be true and correct in all respects on the date of this Agreement.

(b) Performance of Obligations of IM. IM shall have performed, or complied with, in all material respects, all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date (other than obligations under Section 6.9).

(c) No IM Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect or circumstance that has had, or would reasonably be expected to have, an IM Material Adverse Effect.

(d) Officer’s Certificates. OUTD shall have received officer’s certificates duly executed by each of the Chief Executive Officer and Chief Financial Officer of IM to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

(e) Payoff Letters. OUTD shall have received payoff letters from the lenders under the IM Credit Facilities which authorize the release of all liens securing such IM Credit Facilities upon payment in full.

(f) FIRPTA Certificate. IM shall have delivered to Parent a certificate that fifty percent or more of the value of the gross assets of IM does not consist of U.S. real property interests and ninety percent or more of the value of the gross assets of IM does not consist of U.S. real property interests plus cash or cash equivalents, which certificate shall be pursuant to Treasury Regulations Section 1.1445-11T(d)(2).

(g) Tax Opinion. OUTD shall have received the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to OUTD, dated the date of the Effective Time, in form and substance reasonably satisfactory to OUTD, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Mergers, taken together, will constitute an exchange described in Section 351 of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on the receipt of tax representation letters from each of Parent, OUTD and IM, which letters shall be in such form and substance as may reasonably be required by Wilson Sonsini Goodrich & Rosati, P.C. Each such tax representation letter shall be dated the date of such opinion and shall not have been withdrawn or modified in any material respect as of the date of such opinion. Wilson Sonsini Goodrich & Rosati, P.C. shall, in rendering its opinion, be entitled to rely on the facts, representations and assumptions contained in such letters.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or (subject to the terms hereof) after obtaining the OUTD Stockholder Approval, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a) by mutual written consent of OUTD and IM;

(b) by either OUTD or IM:

(i) if the Transaction shall not have been consummated by the close of business on May 15, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party whose breach of this Agreement was the principal cause of the Closing not to occur;

(ii) if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction, which Order or other action is final and nonappealable;

(iii) if the OUTD Stockholder Approval shall not have been obtained at the OUTD Stockholders’ Meeting, or at any adjournment or postponement thereof, at which the vote was taken;

(c) by OUTD upon a breach or violation of any representation, warranty, covenant or agreement on the part of IM set forth in this Agreement, which breach or violation would result in the failure to satisfy the conditions set forth in Section 7.2(a) or Section 7.2(b) and in any such case, such breach or violation shall be incapable of being cured by the Effective Time, or such breach or violation is not cured within 30 days following receipt of written notice by OUTD of such breach or violation;

(d) by IM upon a breach or violation of any representation, warranty, covenant or agreement on the part of OUTD set forth in this Agreement, which breach or violation would result in the failure to satisfy either of the conditions set forth in Section 7.3(a) or Section 7.3(b) and in any such case, such breach or violation shall be incapable of being cured by the Effective Time, or such breach or violation is not cured within 30 days following receipt of written notice by IM of such breach or violation;

(e) by OUTD prior to receipt of the OUTD Stockholder Approval, in accordance with Section 6.1(d);

(f) by IM if (i) OUTD has delivered a Notice or a Board Recommendation Change has occurred with respect to OUTD, (ii) a tender offer or exchange offer for all outstanding shares of capital stock of OUTD is commenced by a third party and the OUTD Board recommends in favor of such tender offer or exchange offer by its stockholders, (iii) OUTD or the OUTD Board (or any committee thereof) approves or recommends, or enters into or allows OUTD or any of its Subsidiaries to enter into, a letter of intent, agreement in principle or definitive agreement for an Alternative Proposal (other than an Acceptable Confidentiality Agreement), (iv) within five (5) Business Days of a written request by IM for OUTD to reaffirm the OUTD Board Recommendation following the date any Alternative Proposal or any material modification thereto is first published or sent or given to the stockholders of OUTD, OUTD fails to issue a press release that reaffirms the OUTD Board Recommendation, (v) OUTD shall have failed to include in the Proxy Statement/Prospectus distributed to its stockholders the OUTD Board Recommendation or (vi) OUTD or the OUTD Board (or any committee thereof) shall publicly propose any of the foregoing; or

(g) by OUTD if (i) the Closing shall not have occurred on or before the date required by Section 1.3, (ii) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (in the case of waivers of conditions set forth in Section 7.1, only if such conditions have been waived by all parties hereto) at the time of such termination if the Closing were held at the time of such termination (other than conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time of termination of this Agreement, capable of being satisfied if the Closing were to occur at such time)), (iii) OUTD has notified IM in writing that all conditions set forth in Section 7.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 7.3 for purposes of consummating the Closing) and OUTD is ready, willing and able to effect the Closing at the time of termination and (iv) the Debt Financing has not or cannot be funded on the date by which the Closing is required to be consummated pursuant to Section 1.3.

Any party terminating this Agreement pursuant to paragraphs (b)-(g) of this Section 8.1 shall give written notice of such termination to the other parties in accordance with this Agreement, which written notice shall specify the provision or provisions hereunder pursuant to which such termination is being effected.

Section 8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except (a) as set forth in Section 6.5(b), Section 6.7, the last sentence of Section 6.11(b), Section 8.3, this Section 8.2 and Section 9.15, as well as the rest of Article IX to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement and (b) that, except as provided in Section 8.3(f), nothing herein shall relieve any party from liability for any willful and material breach of any representation, warranty or covenant of such party contained herein prior to the termination of this Agreement; provided, however, that (i) the aggregate liability (including pursuant to Section 9.17) of IM for any such willful and material breach, together with the aggregate liability of IM and/or any of its Affiliates under any other Transaction Documents, shall be limited to and shall in no event exceed an aggregate amount equal to Twenty-Five Million Dollars ($25,000,000) and (ii) the aggregate liability (including pursuant to Section 9.17) of OUTD for any such willful and material breach shall be limited to and shall in no event exceed an aggregate amount equal to Twenty-Five Million Dollars ($25,000,000) (inclusive of the Termination Fee). Notwithstanding anything in this Agreement to the contrary, in the event of termination of this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(c), if at or prior to the time of such termination OUTD would have been able to terminate this Agreement pursuant to Section 8.1(g) without waiving any unsatisfied conditions in Section 7.1 or 7.3, then IM’s liability following termination of this Agreement shall be limited to the amount of the Reverse Termination Fee and any liability set forth in clause (a) of the preceding sentence (excluding the reference to Sections 8.2 and 8.3 and 6.7 (to the extent the same references Section 8.3) contained therein); provided that, for the avoidance of doubt, it is understood and agreed that for purposes of this sentence the failure to close by IM pursuant to Section 1.3, in and of itself, shall not be considered a failure to satisfy the condition in Section 7.3(b) or a willful and material breach of this Agreement if, in each case, the Debt Financing was not available at such time. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. For purposes of this Section 8.2, a “willful and material breach” shall mean a material breach of this Agreement that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or a failure to take such act would, or would be reasonably expected to, result in a material breach of this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to limit the rights of any party under Section 9.16 prior to the termination of this Agreement.

Section 8.3 Termination Fees. Notwithstanding anything to the contrary set forth in this Agreement:

(a) OUTD shall pay a fee to IM in the amount of Six Million Five Hundred Thousand Dollars ($6,500,000) (such amount, the “Termination Fee”), if:

(i) OUTD terminates this Agreement pursuant to Section 8.1(e);

(ii) IM terminates this Agreement pursuant to Section 8.1(f); or

(iii) (A) OUTD or IM terminates this Agreement pursuant to Section 8.1(b)(iii), (B) at the time of such termination (or, if applicable the OUTD Stockholders’ Meeting) an Alternative Proposal shall have been proposed to OUTD or the OUTD Board or publicly announced and (C) within 12 months following the date of such termination, OUTD shall have entered into a definitive agreement with respect to an Alternative Proposal (and such transaction is subsequently consummated) or an Alternative Proposal shall have been consummated; provided, however, that for purposes of clause (C) of this Section 8.3(a)(iii), the references to “25%” in the definition of Alternative Proposal shall be deemed to be references to “50%”.

(b) IM shall pay a fee to OUTD in the amount of Nine Million Dollars ($9,000,000) (such amount, the “Reverse Termination Fee”), if OUTD terminates this Agreement pursuant to Section 8.1(g).

(c) OUTD shall pay the Termination Fee by wire transfer of immediately available funds (i) at or concurrently with the termination of this Agreement as set forth in Section 6.1(d) in the case of Section 8.3(a)(i), (ii) within two (2) Business Days following the termination of this Agreement in the case of Section 8.3(a)(ii)

and (iii) within two Business Days of the event giving rise to the payment of the Termination Fee in the case of Section 8.3(a)(iii). IM shall pay the Reverse Termination Fee by wire transfer of immediately available funds (A) within two (2) Business Days following a termination of this Agreement by OUTD in connection with which the Reverse Termination Fee is payable and (B) at or concurrently with a termination of this Agreement by IM in connection with which the Reverse Termination Fee is payable. For the avoidance of doubt, any payment to be made by any party under this Section 8.3 shall be payable only once to such other party with respect to this Section 8.3 and not in duplication even though such payment may be payable under one or more provisions hereof.

(d) The parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount at the prime lending rate prevailing at such time as published in the Wall Street Journal from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment. If, in order to obtain such payment, a party commences a suit that results in judgment for such party for such amount, the defaulting party shall pay the party which obtained such judgment its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. Each of the parties further acknowledges that the payment of the Termination Fee by OUTD or the Reverse Termination Fee by IM specified in this Section 8.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate IM or OUTD, respectively, in the circumstances in which such fees or expenses are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

(e) The parties further acknowledge and agree that (i) in no event shall any party, its Subsidiaries or any of their respective Affiliates seek (and such party shall cause its controlled Affiliates not to seek) any monetary damages or any other recovery, judgment, or damages of any kind in excess of the caps set forth in Section 8.2 of this Agreement and (ii) in no event shall any former, current or future direct or indirect equity holders, controlling Persons, representatives, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of OUTD or IM (collectively, “Non-Recourse Parties”) have any other liability relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, and no party hereto, its Subsidiaries or any of their Affiliates shall seek (and such party shall cause its controlled Affiliates not to seek) any monetary damages or any other recovery, judgment, or damages of any kind against any of the Non-Recourse Parties, and such party, its Subsidiaries and their Affiliates shall be precluded from any remedy against any of the Non-Recourse Parties at law or in equity or otherwise.

(f) In the event of a termination of this Agreement pursuant to (x) Section 8.1(g) or (y) Section 8.1(b) or Section 8.1(c) at a time when the second sentence of Section 8.2 is applicable, then, in each case, upon payment by IM of the Reverse Termination Fee, except for the amounts, if any, provided in Sections 6.2, 6.6(d), 6.18, 8.3(d) and 9.17, no Person shall have any rights or claims against any Non-Recourse Party under this Agreement or any Ancillary Agreement or in connection with any of the transactions contemplated hereby or thereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, contract, tort or otherwise, and no Non-Recourse Party shall have any further liability or obligation relating to or arising out of this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This

Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement that by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (receipt confirmed), sent by a nationally recognized overnight courier (providing proof of delivery), or mailed in the United States by certified or registered mail, postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to OUTD, to:

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, CA 92590

Fax No: (951) 676-9260

Attention: Catherine Lee, General Counsel

with copies (which shall not constitute notice hereunder) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

Fax No: (415) 947-2099

Attention: Robert T. Ishii, Esq.

and

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

Fax No: (858) 350-2399

Attention: Martin J. Waters, Esq.

(b) if to IM, Parent or any Merger Subsidiary, to:

InterMedia Outdoors Holdings, LLC

c/o InterMedia Partners, L.P.

1040 Avenue of the Americas

New York, NY 10019

Attention: Mark Coleman, Esq.

Fax No: (212) 503-2879

Attention: Andrew Goldstein

Fax No: (212) 403-7102

with a copy (which shall not constitute notice hereunder) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Fax No: (212) 757-3990

Attention: Jeffrey D. Marell, Esq.

Section 9.3 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Acceptable Confidentiality Agreement” means an agreement, including any waivers or amendments, that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution, delivery and effectiveness of this Agreement, in either case that contains confidentiality and standstill provisions that are no less favorable to OUTD than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement need not contain any “standstill” or similar provision that would prohibit the counter party from making an Alternative Proposal.

“Action” means any action, claim, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, arbitration, mediation or other proceeding, in each case before any Governmental Authority, whether civil, criminal, administrative or otherwise, in Law or in equity.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Aggregate OUTD Mixed Consideration Cash” means an amount equal to the product of (i) the sum of the aggregate number of Mixed Election Shares and the aggregate number of No Election Shares and (ii) the OUTD Mixed Consideration Cash.

“Alternative Proposal” means with respect to OUTD, any proposal or offer from any third party relating to, or the public announcement or other public disclosure of the intention to undertake or engage in, (a) any transaction involving the merger, amalgamation, consolidation, arrangement, business combination, share exchange, take-over bid, going private transaction, tender offer, exchange offer, or sale of OUTD, (b) the acquisition (by lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition), exchange or transfer directly or indirectly of assets or businesses (including by spin-off or split-off) that constitute or generate 25% or more of the total revenue, net income or assets of OUTD and its Subsidiaries, taken as a whole, immediately prior to such acquisition, exchange or transfer or (c) the acquisition of 25% or more of the issued and outstanding capital stock or other securities (including options, rights or warrants to purchase, or securities convertible into such securities) or voting interests in OUTD, (d) any liquidation, dissolution or winding up of OUTD or (e) a similar transaction or series of transactions, involving OUTD or any of its Subsidiaries having the effect of clauses (b) or (c) above; provided, however, that the term “Alternative Proposal” shall not include either of the Mergers, as applicable, or the Transaction.

“Ancillary Agreements” means the Registration Rights Agreement, the Support Agreement and the Lock-Up Agreement.

“Available Cash Amount” means One Hundred Fifteen Million Dollars ($115,000,000), less an amount, at the election of IM, not to exceed the product of (x) the number of Dissenting Shares as of the Effective Time and (y) the OUTD Cash Consideration.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banking institutions are required or authorized by law to be closed in New York, New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement, dated August 13, 2012, by and between OUTD and IM, as thereafter may be amended.

“Contract” means any written or oral agreement, arrangement, contract, subcontract, settlement agreement, lease, sublease, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license or sublicense.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Employee Benefit Plan” means any material “employee benefit plan” as defined in Section 3(3) of ERISA and each other material pension, bonus, profit sharing, stock option, stock appreciation right, stock bonus, employee stock ownership, incentive compensation, deferred compensation, savings, welfare, employment, severance, change-in-control, supplemental unemployment, layoff, salary continuation, retirement, health, dental, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, or fringe benefit plan, or other material employee benefit plan, program, arrangement or agreement (including any “multiemployer plan” as defined in Section 3(37) of ERISA), whether written or unwritten, qualified or non-qualified, funded or unfunded.

“Environmental Laws” means any and all applicable federal, state, foreign, interstate, local or municipal Laws, rules, Orders, regulations, statutes, ordinances, codes, injunctions, decrees and requirements of any Governmental Authority, any and all common Law requirements, rules and bases of liability regulating, relating to, or imposing liability or standards of conduct concerning (a) pollution, (b) any Hazardous Materials or (c) protection of human health, safety or the environment, as currently in effect.

“Environmental Liabilities” means, with respect to any Person, any and all liabilities of such Person or any of its Subsidiaries (including any entity that is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), which arise under or relate to matters covered by Environmental Laws or arise out of, are based on or result from the presence, Release, or threatened Release of any Hazardous Materials at any location, whether or not owned or operated by OUTD or its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the regulation promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States federal, national, state, foreign, provincial, local or other government or any governmental, regulatory, administrative or self-regulatory authority, agency, bureau, board, commission, court, judicial or arbitral body, department, political subdivision, tribunal or other instrumentality thereof.

“Hazardous Materials” means any materials or wastes, defined, listed, classified or regulated as hazardous, toxic, a pollutant, a contaminant or dangerous in or under any Environmental Laws including, but not limited to, petroleum, petroleum products, friable asbestos, urea-formaldehyde, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IM Benefit Plan” means any Employee Benefit Plan with respect to which IM or any of its Subsidiaries or ERISA Affiliates have any obligations or liabilities, including any Employee Benefit Plan that has been adopted or maintained by IM, any of its Subsidiaries or any ERISA Affiliate, whether formally or informally, or with respect to which IM, any of its Subsidiaries or any ERISA Affiliate will or may have any liability, for the benefit of any current or former employee, director, consultant or member of IM or any of its Subsidiaries.

“IM Credit Facilities” means (i) the Senior Secured Credit Agreement (First Lien), dated as of January 31, 2007, by and among InterMedia Outdoor, Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc., TD Securities (USA) LLC and the other lender parties thereto and (ii) the Senior Secured Credit Agreement (Second Lien), dated as of January 31, 2007, by and among InterMedia Outdoor, Inc., Credit Suisse, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, GE Capital Markets, Inc., TD Securities (USA) LLC and the other lender parties thereto.

“IM Credit Facilities Payoff Amount” means the aggregate principal amount outstanding under the IM Credit Facilities, plus all accrued but unpaid interest, fees and other amounts payable thereon, in each case, calculated as of the Closing Date without giving effect to the Transaction.

“IM Disclosure Schedule” means the Disclosure Schedule prepared by IM and delivered to OUTD on or prior to the date of this Agreement.

“IM Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, (i) is materially adverse to the business, results of operations or financial condition of IM and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an “IM Material Adverse Effect” for purposes of this clause (i): any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (B) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the U.S., (C) the announcement or pendency of this Agreement or the announcement of the Transaction (provided, that this clause (C) shall not preclude any undisclosed contractual consequences that arise under the terms of any Contract to which IM or any of its Subsidiaries is a party solely as a result of the execution of this Agreement or consummation of the Transaction from being considered in determining whether there has been an IM Material Adverse Effect), (D) changes in applicable Law or in the interpretation thereof, (E) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that are imposed on IM or any of its Subsidiaries, (F) changes in general economic, legal, tax, regulatory or political conditions in the geographic regions in which IM and its Subsidiaries operate or the market for IM’s products, (G) any action taken by IM or its Subsidiaries with the prior written consent of OUTD, or (H) any failure of IM to meet financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “IM Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an IM Material Adverse Effect); provided, however, that such matters in the case of clauses (A), (B), (D), (E) and (F) shall be taken into account in determining whether there has been or will be an “IM Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on IM and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of IM and its Subsidiaries, or (ii) would have, or be reasonably likely to have, a material adverse effect on the ability of IM to perform its obligations under this Agreement or to consummate the Transaction prior to the Termination Date.

“IMO” means InterMedia Outdoors Holdings, Inc., a direct wholly-owned Subsidiary of IM.

“IM Publications” means the magazines currently published by IMO.

“IM Subsidiary” means a Subsidiary of IM.

“IM Units” means Class A Common Units and Class E Common Units of IM.

“Indebtedness” means, with respect to any Person, without duplication, any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other liabilities that would be reflected as current liabilities on a balance sheet prepared in accordance with GAAP arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any reimbursement, payment or similar obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, (g) interest rate swap agreements and (h) any binding obligation of such Person (or its Subsidiaries) to guarantee any of the types of payments described in the foregoing clauses on behalf of any other Person.

“Intellectual Property” means all intellectual property or proprietary rights of any kind in any jurisdiction, including all (a) copyrights, (b) patents and industrial designs (including all divisions, continuations, continuations-in-part, or patents issued thereon or reissues thereof), (c) Software, (d) Trademarks, (e) Trade Secrets and (f) all registrations and applications relating to any of the foregoing.

“IRS” means the Internal Revenue Service.

“Law” means any statute or law (including common law), constitution, code, ordinance, rule, treaty or regulation and any Order.

“Lead Arranger” means CIT Capital Securities LLC.

“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, security interest, covenant, restriction, easement or encumbrance of any kind in respect of such asset.

“Material Television Distributor” means each of the following entities and each of the respective Affiliates, successors and assigns thereof: Comcast Cable Communications, LLC; DIRECTV, Inc.; DISH Network, L.L.C.; Time Warner Cable Inc.; Cox Communications, Inc.; Verizon Corporate Services Group, Inc.; Charter Communications Holding Company, LLC; AT&T Services, Inc.; CSC Holdings, LLC; National Cable Television Cooperative, Inc.; Bright House Networks, LLC; Cequel III Programming, LLC dba Suddenlink Communications; Mediacom LLC and Mediacom Broadband LLC; and Midcontinent Communications.

“Nielsen” means The Nielsen Company or any successor company that publishes the television rating reports currently published by The Nielsen Company.

“Nielsen Household” means a television household in the United States as that term is commonly used in connection with Nielsen’s television ratings reports.

“NYSE” means the New York Stock Exchange.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, assessment, writ or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“OUTD Affiliation Agreements” means all the carriage, affiliation, distribution and similar agreements for the retransmission or other distribution of the OUTD Network in the United States, its territories and/or possessions on a linear or non-linear (including video-on-demand or online) basis to which OUTD or its Affiliates is a party, including new, replacement or extension agreements, in each case, solely to the extent relating to the OUTD Network.

“OUTD Benefit Plan” means any Employee Benefit Plan with respect to which OUTD or any of its Subsidiaries have any obligations or liabilities, including any Employee Benefit Plan that has been adopted or maintained by OUTD, any of its Subsidiaries or any ERISA Affiliate, or with respect to which OUTD or any of its Subsidiaries or any ERISA Affiliate will or may have any liability, for the benefit of any current or former employee, director, consultant or member of OUTD or any of its Subsidiaries.

“OUTD Common Stock” means the common stock, par value $0.001 per share, of OUTD.

“OUTD Credit Facility” means the revolving line of credit agreement with U.S. Bank, N.A.

“OUTD Credit Facility Payoff Amount” means the aggregate principal amount outstanding under the OUTD Credit Facility, plus all accrued but unpaid interest, fees and other amounts payable thereon, in each case, calculated as of the Closing Date without giving effect to the Transaction.

“OUTD Disclosure Schedule” means the Disclosure Schedule prepared by OUTD and delivered to IM on or prior to the date of this Agreement.

“OUTD Exchange Ratio” means 1:1.

“OUTD Existing Content Agreements” means any Contract (i) granting to OUTD any rights to broadcast, record, exploit or otherwise use any event, series of events, programming or other content of any kind or nature, (ii) granting to OUTD any rights to the services of, or content developed or produced by, any talent, whether on-air or otherwise, (iii) relating to the development, financing or production of any programming by OUTD and (iv) whereby OUTD grants to any third party the right to distribute, broadcast, exploit or otherwise use any such programming (other than OUTD Affiliation Agreements).

“OUTD Material Affiliation Agreements” means each OUTD Affiliation Agreement with any Material Television Distributor.

“OUTD Material Adverse Effect” means any event, circumstance, change, development or effect that, individually or in the aggregate with all other events, circumstances, changes, developments or effects, (i) is materially adverse to the business, results of operations or financial condition of OUTD and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an “OUTD Material Adverse Effect” for purposes of this clause (i): any event, circumstance, change, development or effect to the extent arising out of or resulting from (A) changes in the market price or trading volume of OUTD Common Stock (it being understood that the factors giving rise to or contributing to any such change that are not otherwise excluded from the definition of “OUTD Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an OUTD Material Adverse Effect), (B) changes in the United States or global economy or capital, financial, banking, credit or securities markets generally, (C) any act of war or armed hostilities or the occurrence of acts of terrorism or sabotage in each case, in the U.S., (D) the announcement of this Agreement or the announcement or pendency of the Transaction (provided, that this clause (D) shall not preclude any undisclosed contractual consequences that arise under the terms of any Contract to which OUTD or any of its Subsidiaries is a party solely as a result of the execution of this Agreement or consummation of the Transaction from being considered in determining whether there has been an OUTD Material Adverse Effect), (E) changes in applicable Law or in the interpretation thereof, (F) changes in GAAP (or in the interpretation thereof) or accounting principles, practices or policies that are imposed on OUTD or any of its Subsidiaries, (G) changes in general economic, legal, tax, regulatory or political conditions in the geographic regions in which OUTD and its Subsidiaries operate or the market for OUTD’s products, (H) any action taken by OUTD or its Subsidiaries with the prior written consent of IM; (I) any failure of OUTD to meet published analysts estimates, internal and external financial projections or forecasts (it being understood that the factors giving rise to or contributing to any such failure that are not otherwise excluded from the definition of “OUTD Material Adverse Effect” may be deemed to constitute, or be taken into account in determining whether there has been or would be reasonably likely to have been, an OUTD Material Adverse Effect); provided, however, that such matters in the case of clauses (B), (C), (E), (F) and (G) shall be taken into account in determining whether there has been or will be a “OUTD Material Adverse Effect” to the extent, but only to the extent, of any disproportionate impact on OUTD and its Subsidiaries, taken as a whole, relative to other participants operating in the same industries and the geographic markets of OUTD and its Subsidiaries, or (ii) would have, or be reasonably likely to have, a material adverse effect on the ability of OUTD to perform its obligations under this Agreement or to consummate the Transaction prior to the Termination Date.

“OUTD Network” means the national television network distributed by OUTD as of the date hereof under the name “Outdoor Channel.”

“OUTD Preferred Stock” means the Preferred Stock, par value $0.001 per share, of OUTD.

“OUTD Subsidiary” means a Subsidiary of OUTD.

“Permitted Liens” means, with respect to OUTD or IM, as applicable, (i) mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other like Liens arising or incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith by such Person or any of its Subsidiaries and for which such Person or its applicable Subsidiary has established adequate reserves, (ii) Liens for Taxes that are not due and payable, are being contested in good faith by appropriate proceedings or that may thereafter be paid without interest or penalty and for which there has been established adequate reserves, (iii) Liens that are reflected as liabilities on its most recent audited balance sheet and the existence of which is referred to in the notes to such balance sheet, (iv) all non-monetary exceptions to title insurance coverage that customarily or of necessity are not or cannot be removed (such as rights or instruments that are recorded against the Real Property owned by such Person), (v) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (vi) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (vii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Laws, (viii) restrictions on transfer of securities imposed by applicable state and federal securities Laws, (ix) Liens created under the OUTD Credit Facility (with respect to OUTD) or the IM Credit Facilities (with respect to IM), and (x) other non-monetary imperfections of title or encumbrances, if any, that, individually or in the aggregate have not had, and would not reasonably be expected to have, an OUTD Material Adverse Effect or an IM Material Adverse Effect, as applicable.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Real Property” shall mean all land, together with all interests in buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto and all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migrating into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means computer programs, software and databases, and all documentation related to any of the foregoing, excluding any generally available commercial software licensed on non-negotiated terms for a one-time license fee less than $10,000.

“SOX Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Subscriber Lists” means the lists, documents, records or databases of past, current or prospective subscribers to the IM Publications or users of any websites; provided, that in respect of past subscribers, Subscriber Lists shall only include such items to the extent they are available.

“Subsidiary” means, with respect to any specified Person, (a) a corporation of which more than 50% of the voting or capital stock is, as of the time in question, directly or indirectly owned by such Person and (b) any partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns more than 50% of the equity or economic interest thereof or has the power to elect or direct the election of more than 50% of the members of the governing body of such entity.

“Superior Proposal” means, with respect to OUTD, any bona fide written Alternative Proposal made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) assets that constitute more than 50% of the total consolidated assets of OUTD and its Subsidiaries, taken as a whole, or (b) more than 50% of the OUTD Common Stock, in each case, on terms that the OUTD Board determines in good faith, after consultation with outside legal counsel and financial advisors, taking into account all terms and conditions of such Alternative Proposal determined by the OUTD Board to be relevant and this Agreement (as it may be proposed to be amended), (i) to be more favorable, from a financial point of view, to OUTD’s stockholders than the terms of this Agreement (as it may be proposed to be amended) and (ii) is reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Alternative Proposal determined by the OUTD Board to be relevant and the Person making such Alternative Proposal.

“Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

“Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Trade Secrets” mean trade secrets and other confidential information, including technology, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“Trademarks” mean trademarks, service marks, trade names, trade dress, domain names, designs, logos, emblems, signs or insignia, slogans, other similar designations of source or origin and general intangibles of like nature, together with the goodwill of the business symbolized by any of the foregoing.

“Transaction” means the Mergers and all other transactions contemplated by this Agreement and the Transaction Documents to be consummated at the Closing.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the OUTD Disclosure Schedule and the IM Disclosure Schedule, the Ancillary Agreements, and all other agreements, certificates and instruments executed and delivered by Parent, any Merger Subsidiary, IM or OUTD in connection with the Transaction.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“TSC” means The Sportsman Channel, Inc.

“TSC Affiliation Agreements” means all the carriage, affiliation, distribution and similar agreements for the retransmission or other distribution of the TSC Network in the United States, its territories and/or possessions on a linear or non-linear (including video-on-demand or online) basis to which TSC or any of its Affiliates is a party, including new, replacement or extension agreements, in each case, solely to the extent relating to the TSC Network.

“TSC Existing Content Agreements” means any Contract (i) granting to TSC any rights to broadcast, record, exploit or otherwise use any event, series of events, programming or other content of any kind or nature, (ii) granting to TSC any rights to the services of, or content developed or produced by, any talent, whether on-air or otherwise, (iii) relating to the development, financing or production of any programming by TSC and (iv) whereby TSC grants to any third party the right to distribute, broadcast, exploit or otherwise use any such programming (other than TSC Affiliation Agreements).

“TSC Material Affiliation Agreements” means each TSC Affiliation Agreement with any Material Television Distributor.

“TSC Network” means the national television network distributed by TSC as of the date hereof under the name “The Sportsman Channel.”

Section 9.4 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Act	1.2(a)
Agents	9.15
Agreement	Preamble
Alternative Financing	6.11(a)
Amended Parent By-Laws	1.4(c)
Amended Parent Certificate of Incorporation	1.4(c)
Audited Financial Statements	4.4(a)
Board Recommendation Change	6.1(d)
Borrower	4.1(d)(ii)
Cash Election Shares	2.1(a)(i)
Closing	1.3
Closing Date	1.3
Debt Commitment Letters	4.21
Debt Financing	4.21
Dissenting Shares	2.1(c)
Effective Time	1.1(b)
Election Deadline	2.3(b)
Election Form	2.3(a)
Election Period	2.3(b)
Exchange Agent	2.4(a)
Exchange Fund	2.4(b)
FCC	3.22
FCC Application	6.18
FCC Approval	6.18
FCC Authorization	3.22

Term	Section
Financing Documents	6.11(b)
Financing Parties	6.11(b)
Guarantor	4.1(d)(ii)
Holdcos	4.1(d)(ii)
IM	Preamble
IM Financial Statements	4.4(a)
IM Intellectual Property	4.10(a)
IM IP Licenses	4.10(c)
IM Leased Property	4.11(b)
IM LLC Agreement	Recitals
IM Material Contracts	4.8(b)
IM Members	Recitals
IM Merger	Recitals
IM Merger Consideration	2.7(a)(i)
IM Merger Filing	1.2(b)
IM Merger Sub	Preamble
IM Organizational Documents	4.1(b)
IM Owned Property	4.11(a)
IM Parties.	Preamble
IM Permits	4.6(a)
IM Property	4.11(b)
IM Real Property Lease	4.11(b)
IM Registered Intellectual Property	4.10(b)
IM Subsidiary Organizational Documents	4.1(b)
IM Surviving LLC	1.2(a)
IM Voting Debt	4.2(c)
Indemnified Party	6.12(a)
Interim Financial Statements	4.4(a)
Intervening Event	6.1(d)
Lender Parties	9.15
Lenders	9.15
Licensed IM Intellectual Property	4.10(a)
Licensed OUTD Intellectual Property	3.10(a)
Line of Business	3.8(a)(iii)
Lock-Up Agreement	Recitals
Mailing Date	2.3(a)
Merger Subsidiaries	Preamble
Mergers	Recitals
Mixed Election Share	2.1(a)(iii)
Most Recent Audited Balance Sheet	4.4(a)
No Election Share	2.1(a)(iii)
Non-Recourse Parties	8.3(e)
Notice	6.1(d)(i)
OUTD	Preamble
OUTD Assumed Equity Award	2.5(a)(ii)
OUTD Assumed Stock Option	2.5(a)(i)
OUTD Board	Recitals
OUTD Board Recommendation	6.3
OUTD Cash Consideration	2.1(a)(i)
OUTD Certificate	2.1(a)
OUTD Charter	3.1(b)

Term	Section
OUTD Elected Cash Consideration	2.2(a)
OUTD Equity Award	2.5(a)(ii)
OUTD Financial Statements	3.4(b)
OUTD Incentive Plan	2.5(a)(i)
OUTD Intellectual Property	3.10(a)
OUTD IP Licenses	3.10(c)
OUTD Leased Property	3.11(b)
OUTD Material Contracts	3.8(b)
OUTD Merger	Recitals
OUTD Merger Consideration	2.1(a)
OUTD Merger Filing	1.1(b)
OUTD Merger Sub	Preamble
OUTD Mixed Consideration	2.1(a)(iii)
OUTD Mixed Consideration Cash	2.1(a)(iii)
OUTD Mixed Consideration Stock	2.1(a)(iii)
OUTD Organizational Documents	3.1(b)
OUTD Owned Property	3.11(a)
OUTD Participants	6.16(a)
OUTD Permits	3.6(a)
OUTD Property	3.11(b)
OUTD Real Property Lease	3.11(b)
OUTD Registered Intellectual Property	3.10(b)
OUTD SEC Reports	3.4(a)
OUTD Significant Subsidiaries	3.1(a)
OUTD Stock Consideration	2.1(a)(ii)
OUTD Stock Options	2.5(a)(i)
OUTD Stockholder Approval	3.3(c)
OUTD Stockholders’ Meeting	6.2
OUTD Subsidiary Organizational Documents	3.1(b)
OUTD Surviving Corporation	1.1(a)
OUTD Voting Debt	3.2(d)
Outside Date	8.1(b)(i)
Owned IM Intellectual Property	4.10(a)
Owned OUTD Intellectual Property	3.10(a)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	4.1(d)(i)
Parent Plans	6.16(a)
Personal Information	3.10(j)
Privacy Policy	3.10(j)
Proxy Statement/Prospectus	6.2
Registration Rights Agreement	Recitals
Registration Statement	6.2
Related Party	4.19
Representatives	6.5(a)
Reverse Termination Fee	8.3(b)
Shortfall Number	2.2(b)
Special Dividend	Recitals
Stock Election Share	2.1(a)(ii)
Support Agreement	Recitals
Surviving Entities	1.2(a)

Term	Section
Takeover Statute	3.13
Termination Fee	8.3(a)
Time-Buy Agreements	3.8(a)(xi)

Section 9.5 Interpretation. Unless otherwise expressly provided, for the purposes of this Agreement, the following rules of interpretation shall apply:

(a) The article and section headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation hereof.

(b) When a reference is made in this Agreement to an article or a section, paragraph, exhibit or schedule, such reference shall be to an article or a section, paragraph, exhibit or schedule hereof unless otherwise clearly indicated to the contrary.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(d) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(g) A reference to “$,” “U.S. dollars” or “dollars” shall mean the legal tender of the United States of America.

(h) A reference to any period of days shall be deemed to be to the relevant number of calendar days, unless otherwise specified.

(i) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(j) Unless otherwise defined, a reference to any accounting term shall have the meaning as defined under GAAP.

(k) The parties have participated jointly in the negotiation and drafting of this Agreement (including the Schedules and Exhibits hereto). In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions hereof.

(l) Any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(m) The phrases “made available to IM” and “provided to IM” when used herein, shall mean copies of the subject document were either (i) uploaded to certain data rooms prior to the date of this Agreement accessible by IM, (ii) made publicly available as an exhibit to OUTD’s annual report on Form 10-K for the fiscal year ended December 31, 2011 or to any subsequently filed Form 10-Q filed by OUTD with the SEC prior to the date hereof or (ii) otherwise provided to IM.

(n) The phrases “made available to OUTD” and “provided to OUTD” when used herein, shall mean copies of the subject document (i) were uploaded to certain data rooms prior to the date of this Agreement accessible by OUTD and/or (ii) otherwise provided to OUTD.

Section 9.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, and all of which together will be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of this Agreement, facsimile signatures or signatures by other electronic form of transfer shall be deemed originals, and the parties agree to exchange original signatures as promptly as possible.

Section 9.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other Transaction Documents (including the Confidentiality Agreement and the documents and instruments referred to herein) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for, (i) at all times, Section 8.2, this Section 9.7, and Section 9.15, to which the Lead Arranger, the Agents, the Lenders, the Affiliates of each of the foregoing and the respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members and partners are third party beneficiaries of each of the foregoing, and (ii) after the Effective Time, the rights of OUTD’s stockholders to receive the Merger Consideration as specified in Section 2.1, and the rights of OUTD’s and Parent’s current directors and officers under Section 6.12, this Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and any claim, controversy or dispute arising under or related thereto, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties, whether arising in Law or in equity, in contract, tort or otherwise, shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, without regard to its rules regarding conflicts of Law to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either of the parties hereto without the prior written consent of the other party. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Consent to Jurisdiction. Each of the parties hereto hereby irrevocably agrees that any legal action or proceeding with respect to this Agreement or the Transaction, or for recognition and enforcement of any judgment in respect of this Agreement or the Transaction and obligations arising hereunder brought by any other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or the Transaction, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.10, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement or the Transaction or the subject matter hereof, may not be enforced in or by such courts. This Section 9.10 is subject to Section 9.15.

Section 9.11 Effect of Disclosure. The disclosure of any matter in OUTD Disclosure Schedule or the IM Disclosure Schedule shall expressly not be deemed to constitute an admission by OUTD or IM, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.12 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy by a court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.

Section 9.13 Waiver and Amendment; Remedies Cumulative. Subject to applicable Law, (a) any provision of this Agreement (other than Section 7.1(a)) or any inaccuracies in the representations and warranties of any of the parties or compliance with any of the agreements or conditions contained in this Agreement may be waived or (b) the time for the performance of any of the obligations or other acts of the parties here may be extended at any time prior to Closing. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom waiver is sought; provided, that any extension or waiver given in compliance with this Section 9.13 or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Subject to applicable Law, any of the provisions of this Agreement (other than Section 7.1(a) and the first sentence of this Section 9.13) may be amended at any time, whether before or after the receipt of the OUTD Stockholder Approval, by the mutual written agreement of IM and OUTD; provided, however, that after the OUTD Stockholder Approval has been obtained, no such amendment shall be made which by law requires further stockholder approval without such approval. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. This Section 9.13 is subject to Section 9.15.

Section 9.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION OR THE ACTIONS OF IM, OUTD OR ANY OF THE MERGER SUBSIDIARIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

Section 9.15 Certain Matters Related to the Debt Financing. Notwithstanding anything in this Agreement to the contrary, including the provisions of Section 9.10, the parties hereto (i) agree that any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lead Arranger or any Person who signs a joinder to the Debt Commitment Letters or any other Contract to provide a portion of the Debt Financing or is otherwise contemplated to provide any portion of the Debt Financing (the “Lenders”) or any agent with respect to the Debt Financing (the “Agents”) or any Affiliate of the Lead Arranger, Lenders or Agents, or any of the respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners of any of the foregoing in their capacity as such (collectively, the “Lender Parties”) arising out of or relating to this Agreement, the Transaction, the Debt Financing, the Debt Commitment Letters, the related fee letter, any of the transactions contemplated thereby or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York, New York (and the parties hereto will not bring or permit any of their Affiliates to bring or support any other Person in bringing any such Action in any other court), (ii) knowingly, intentionally and voluntarily waive any right to trial by jury in respect of any such Action, (iii) agree that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (iv) agree that no Lender Party will have any liability to OUTD or any of its Affiliates relating to or arising out of this Agreement, the Transaction, the Debt Financing, the Debt Commitment Letters, the related fee letter, any of the transactions contemplated thereby or the performances of the services thereunder and (v) agree the Lender Parties are express third party beneficiaries of Section 8.2, Section 9.7 and 9.15 (and such sections and provisions shall not be amended in respect of such Lender Parties without the prior written consent of the Lead Arranger and the Agents).

Section 9.16 Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by any party. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches and/or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled to at Law or in equity; provided, however, that, without limiting the foregoing, OUTD shall not be entitled to seek specific performance to cause IM to consummate the Closing in accordance with Section 1.3 unless each of the following conditions are satisfied: (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied), (ii) the Debt Financing has been funded or will be funded at the Closing and (iii) OUTD has confirmed to IM in writing that if specific performance is granted and the Debt Financing is funded, and IM otherwise complies with its obligations hereunder, then OUTD is ready, willing and able to effect the Closing.

(b) Notwithstanding the parties’ rights to specific performance or injunctive relief pursuant to this Section 9.16(a) and subject to the limitation contained in the last sentence of this Section 9.16(b), each party may pursue any other remedy available to it at Law or in equity, including monetary damages; provided, however, that it is understood and agreed that claims for monetary damages following termination of this Agreement shall be subject to the limitations contained in Section 8.2. Notwithstanding anything in this Agreement to the contrary, prior to the termination of this Agreement in accordance with its terms, no party hereto shall be permitted to make any claim or commence any Action seeking monetary damages in excess of the limitation set forth in Section 8.2 against any other party hereto in connection with or arising out of this Agreement or the Transactions.

Section 9.17 Other. In the event of a dispute between any of the parties hereto with respect to obligations under this Agreement, the prevailing party in any action or proceeding in connection therewith shall be entitled to recover from such other party its costs and expenses incurred in connection with such action or proceeding, including, without limitation, reasonable legal fees and associated costs.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

INTERMEDIA OUTDOOR HOLDINGS, INC.

By:	/s/ InterMedia Outdoor Holdings, Inc.
Name:
Title:

OUTDOOR CHANNEL HOLDINGS, INC.

By:	/s/ Outdoor Channel Holdings, Inc.
Name:
Title:

INTERMEDIA OUTDOORS HOLDINGS, LLC

By:	/s/ InterMedia Outdoors Holdings, LLC
Name:
Title:

OUTDOOR MERGER CORP.

By:	/s/ Outdoor Merger Corp.
Name:
Title:

OUTDOOR MERGER SUB, LLC

By:	/s/ Outdoor Merger Sub, LLC
Name:
Title:

ANNEX B

[Letterhead of LAZARD FRÈRES & CO. LLC]

November 15, 2012

The Board of Directors

Outdoor Channel Holdings, Inc.

43445 Business Park Drive, Suite 103

Temecula, California 92590

Dear Board of Directors:

We understand that Outdoor Channel Holdings, Inc., a Delaware corporation (“Outdoor Channel”), InterMedia Outdoors Holdings, LLC (“IM”), a Delaware limited liability company and wholly-owned subsidiary of InterMedia Partners, L.P. (“InterMedia Partners”), InterMedia Outdoor Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of IM (“NewCo”), Outdoor Merger Sub, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of NewCo (“IM Merger Sub”), and Outdoor Merger Corp., a Delaware corporation and indirect wholly-owned subsidiary of NewCo (“OC Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Outdoor Channel and IM will be combined. As more fully described in the Agreement, (a) IM Merger Sub will be merged with and into IM (the “IM Merger”) pursuant to which all outstanding equity interests in IM will be converted into the right to receive shares of the common stock, par value $0.001 per share, of NewCo (“NewCo Common Stock”) and (b) OC Merger Sub will be merged with and into Outdoor Channel (the “OC Merger” and, together with the IM Merger, the “Mergers”) pursuant to which each outstanding share of the common stock, par value $0.001 per share, of Outdoor Channel (“OC Common Stock”), other than shares of OC Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of OC Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), either (i) $8.00 in cash (the “Cash Consideration”), (ii) one share of NewCo Common Stock (the “Stock Consideration”) or (iii) $4.46 in cash and 0.443 of a share of NewCo Common Stock (the “Mixed Consideration” and, together with the Cash Consideration and the Stock Consideration, the “OC Consideration”). The terms and conditions of the Mergers are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of OC Common Stock (other than Excluded Holders) of the OC Consideration to be paid to such holders in the OC Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of an execution version, provided to us on November 15, 2012, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Outdoor Channel and certain historical business and financial information relating to IM;

(iii)	Reviewed various financial forecasts and other data relating to the business of Outdoor Channel prepared by the management of Outdoor Channel and financial forecasts and other data relating to the

The Board of Directors

Outdoor Channel Holdings, Inc.

November 15, 2012

business of NewCo on a pro forma basis prepared by the management of IM as adjusted by the management of Outdoor Channel and approved for our use by Outdoor Channel;

(iv)	Held discussions with members of senior managements of Outdoor Channel and IM with respect to the businesses and prospects of Outdoor Channel, IM and NewCo, including projected cost synergies (net of certain integration costs) anticipated by such managements to be realized in the Mergers (the “Net Cost Synergies”) and net operating losses and other tax benefits estimated by such managements to be utilized by NewCo (collectively, the “Tax Benefits”);

(v)	Reviewed public information with respect to certain companies in lines of business we believe to be generally relevant in evaluating the businesses of Outdoor Channel and NewCo, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Outdoor Channel;

(vii)	Reviewed historical stock prices and trading volumes of OC Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Outdoor Channel, IM or NewCo, or concerning the solvency or fair value of Outdoor Channel, IM or NewCo, and we have not been furnished with any such valuation or appraisal. As you are aware, we have not been provided with long-term financial forecasts relating to IM on a standalone basis and we have been directed by Outdoor Channel to utilize the financial forecasts relating to NewCo prepared by the management of IM as adjusted by the management of Outdoor Channel referred to above in performing our analyses. With respect to the financial forecasts and other estimates and data utilized in our analyses (including the Net Cost Synergies and Tax Benefits), we have assumed, with the consent of Outdoor Channel, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Outdoor Channel and NewCo, such Net Cost Synergies, Tax Benefits and the other matters covered thereby. In addition, we have assumed, with the consent of Outdoor Channel, that such Net Cost Synergies and Tax Benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any forecasts, estimates or data or the assumptions on which they are based. In addition, we have relied, at the direction of Outdoor Channel, upon the assessments of the management of Outdoor Channel as to the ability of the managements of Outdoor Channel and IM to integrate the businesses of Outdoor Channel and IM.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to what the value of NewCo Common Stock actually will be when issued or the prices at which securities of Outdoor Channel or NewCo (if a public trading market for such securities existed) may be transferable or trade at any time subsequent to announcement of the Mergers. Our opinion does not address the relative merits of the Mergers as compared to any other transaction or business strategy in which Outdoor Channel might engage or the merits of the underlying decision by Outdoor Channel to engage in the Mergers.

In rendering our opinion, we have assumed, with the consent of Outdoor Channel, that the Mergers will be consummated on the terms described in the Agreement without any waiver or modification of any material terms or conditions. Representatives of Outdoor Channel have advised us, and we have assumed, that the Agreement, when executed, will conform to the execution version reviewed by us in all material respects. We also have

The Board of Directors

Outdoor Channel Holdings, Inc.

November 15, 2012

assumed, with the consent of Outdoor Channel, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Mergers will not have an adverse effect on Outdoor Channel, IM, NewCo or the Mergers. We further have assumed, with the consent of Outdoor Channel, that the Mergers will constitute for U.S. federal income tax purposes an exchange under Section 351 of the Internal Revenue Code of 1986, as amended, and that the special cash dividend of $0.25 per share on outstanding shares of OC Common Stock declared by the Board of Directors of Outdoor Channel in connection with the Mergers will be paid as contemplated. We do not express any opinion as to any tax or other consequences that might result from the Mergers, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Outdoor Channel obtained such advice as it deemed necessary from qualified professionals.

We express no view or opinion as to any terms or other aspects (other than the OC Consideration to the extent expressly specified herein) of the Mergers, including, without limitation, the form or structure of the OC Consideration or the Mergers or any terms, aspects or implications of any registration rights agreement, support agreement, lock-up agreement or other agreements or arrangements entered into in connection with, or contemplated by, the Mergers. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Mergers, or class of such persons, relative to the OC Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Outdoor Channel in connection with the Mergers and will receive a fee for such services contingent upon the closing of the Mergers. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of Outdoor Channel and certain affiliates and/or portfolio companies of InterMedia Partners for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and also may trade and hold securities on behalf of Outdoor Channel and InterMedia Partners and certain of its affiliates and/or portfolio companies. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Outdoor Channel (in its capacity as such) and our opinion is rendered to the Board of Directors of Outdoor Channel in connection with its evaluation of the Mergers. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to any election to be made in respect of the OC Consideration or how any stockholder should vote or act with respect to the Mergers or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the OC Consideration to be paid to holders of OC Common Stock (other than Excluded Holders) in the OC Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Ajay Yadav
Ajay Yadav
Managing Director

Annex C

Delaware General Corporation Law

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Exculpation and Indemnification

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, that such provision may not eliminate or limit the liability of a director for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation limits the personal liability of a director to the Registrant and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

In addition, Section 145 of the DGCL permits a corporation to indemnify any of its directors, officers, employees or agents who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person’s conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors, officers, employees or agents against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of an action or suit if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been adjudged liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for such expenses despite the adjudication of liability. The Registrant’s certificate of incorporation provides for indemnification of directors or officers of the Registrant for any liability incurred in their official capacity to the fullest extent permissible under the DGCL.

Merger Agreement Provisions Relating to Outdoor Channel and IMOTSC Directors and Officers

Under the terms of the merger agreement, IMOH, Outdoor Channel and IMOTSC have agreed that all rights of indemnification to Outdoor Channel’s and IMOTSC’s current and former directors, officers, managers and members, and any person who assumes such position prior to the effective date, provided by Outdoor Channel or IMOTSC, as applicable, in their respective organizational documents or indemnification contracts will survive the mergers and continue in full force and effect and will be assumed and performed by IMOH, Outdoor Channel and IMOTSC after consummation of the mergers. In addition, IMOH has agreed that, upon its, Outdoor Channel’s and IMOTSC’s future merger or sale after the consummation of the mergers, it will make proper provision so that the successors and assigns of IMOH, Outdoor Channel and IMOTSC, as applicable, assumes such indemnification obligations.

In addition, the merger agreement requires that IMOH maintain either (i) “tail” insurance policies purchased by Outdoor Channel and IMOTSC may with a claims period of no more than six years from the effective time of the mergers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels no less favorable than Outdoor Channel’s and IMOTSC’s existing policies, or (ii) maintain Outdoor Channel’s and IMOTSC’s current directors’ and officers’ liability insurance policies for a period of six years from the effective time of the mergers or obtain substitute policies, in each case that provides coverage for events occurring on or before the effective time of mergers. The terms of the insurance policies will be no less favorable than Outdoor Channel’s and IMOTSC’s respective existing policies, unless the annual premiums of the policies would exceed 225% of the current policies’ premiums as of the date of the merger agreement, in which case the coverage will be the greatest amount of coverage available for a premium amount not exceeding 225% of such current premiums.

Item 21.	Exhibits and Financial Statement Schedules.

(a) List of Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated as of November 15, 2012 among InterMedia Outdoor Holdings, LLC, Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc., Outdoor Merger Sub, LLC, and Outdoor Merger Corp. (included as Annex A-1 to the Proxy Statement/Prospectus contained in this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of InterMedia Outdoor Holdings, Inc.

3.2	Amended and Restated Bylaws of InterMedia Outdoor Holdings, Inc.

4.1	Registration Rights Agreement dated as of November 15, 2012 by and among InterMedia Outdoor Holdings, Inc. and certain holders identified therein.

4.2	Lock-Up Agreement dated as of November 15, 2012 by and among InterMedia Outdoor Holdings, Inc. and certain parties identified therein.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP regarding validity of the securities being registered.

8.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP regarding certain federal income tax consequences relating to the transaction.

8.2*	Opinion of Wilson, Sonsini, Goodrich & Rosati P.C. regarding certain federal income tax consequences relating to the transaction.

10.1 †	Executive Employment Agreement, dated as of January 31, 2007, between InterMedia Outdoors, Inc. and Jeffrey Paro, as amended by the First Amendment of Employment Agreement, dated as of January 31, 2010, the Second Amendment of Employment Agreement, dated as of January 31, 2011, the Third Amendment of Employment Agreement, dated as of January 31, 2012 and the Modification to Employment Agreement dated November 14, 2012.

10.2 †	Employment Agreement, dated as of May 5, 2010, between The Sportsman Channel, Inc. and Gavin Harvey, as amended by the Modification to Employment Agreement dated November 14, 2012.

10.3 †	Employment Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen, as amended by the Addendum, dated as of April 29, 2011 and the Second Addendum, dated as of April 28, 2012.

10.4 †	Separation Agreement, dated as of August 1, 2011, between The Sportsman Channel, Inc. and C. Michael Cooley.

10.5	Senior Credit Facilities Commitment Letter, dated as of November 15, 2012 among CIT Finance, LLC, CIT Lending Services Corporation, CIT Capital Securities LLC, InterMedia Outdoors Holdings, LLC, InterMedia Outdoor Holdings, Inc. and The Sportsman Channel.

Exhibit Number	Description

10.6 †	The Sportsman Channel, Inc. 2006 Stock Incentive Plan Nonqualified Stock Option Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen (covering 114 shares); The Sportsman Channel, Inc. 2006 Stock Incentive Plan Nonqualified Stock Option Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen (covering 36 shares).

10.7 *†	Form of Executive Employment Agreement for InterMedia Outdoor Holdings, Inc.

10.8 *†	Form of Indemnification Agreement between InterMedia Outdoor Holdings, Inc. and its directors and certain executive officers.

10.9 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan.

10.10 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan Form of Stock Option Grant.

10.11 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan Form of Restricted Stock Unit Agreement.

10.12†	Form of Indemnification Agreement between Outdoor Channel Holdings, Inc. and its directors and certain executive officers (filed as Exhibit 10.1 to Outdoor Channel Holdings, Inc.’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.13	Revolving Credit Agreement and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated September 30, 2004 (filed as Exhibit 10.2 to Outdoor Channel Holdings, Inc.’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.14	Amendment to Loan Agreement and Note and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated October 18, 2005 (filed as Exhibit 10.18 to Outdoor Channel Holdings, Inc.’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.15	Amendment to Loan Agreement and Note and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated as of September 21, 2007 (filed as Exhibit 10.29 to Outdoor Channel Holdings, Inc.’s Form 10-Q dated February 1, 2008 and incorporated herein by reference).

10.16	Surface Lease Agreement by and between SkyCam, LLC and 650 North Freeway, Ltd. dated April 22, 2011 (filed as Exhibit 27 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

10.17 †	Amended and Restated Employment Agreement with Roger L. Werner, Jr. dated April 14, 2009 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 20, 2009 and incorporated herein by reference).

10.18 †	Employment Agreement with Thomas E. Hornish dated April 14, 2009 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 20, 2009 and incorporated herein by reference).

10.19	Amendment to Loan Agreement and Note dated September 14, 2009 by and between U.S. Bank N.A. and Outdoor Channel Holdings, Inc. (filed as Exhibit 10.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on September 24, 2009 and incorporated herein by reference).

10.20 †	Employment Agreement with Douglas J. Langston dated June 28, 2010 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on July 1, 2010 and incorporated herein by reference), as amended on November 7, 2012 (filed as Exhibit 99.1 to Form 8-K filed on November 13, 2012 and incorporated herein by reference).

Exhibit Number	Description

10.21 †	Employment Agreement with Thomas D. Allen effective as of July 16, 2010 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on July 1, 2010 and incorporated herein by reference).

10.22 †	Amendment to Loan Agreement and Note dated September 1, 2010 by and between U.S. Bank N.A. and Outdoor Channel Holdings, Inc. (filed as Exhibit 10.46 to Outdoor Channel Holdings, Inc.’s Form 10-Q dated November 4, 2010 and incorporated herein by reference).

10.23 †	Amendment of Employment Agreement with Thomas D. Allen effective as of July 16, 2010 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on December 15, 2011 and incorporated herein by reference).

10.24	Lease Agreement by and between Winnercomm, Inc. and Merit Partners, LLC dated June 30, 2011 (filed as Exhibit 26 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

10.25 †	Employment Agreement with James E. Wilburn dated January 1, 2012 (filed as Exhibit 29 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

10.26 †	Transition Agreement with Roger L. Werner, Jr. dated January 25, 2012 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

10.27 †	Amended and Restated Employment Agreement with Thomas E. Hornish dated January 25, 2012 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

10.28 †	Employment Agreement with Catherine C. Lee dated February 1, 2012 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on February 2, 2012 and incorporated herein by reference).

10.29 †	Second Amendment to Employment Agreement with Thomas D. Allen dated February 7, 2012 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K/A filed on February 8, 2012 and incorporated herein by reference).

10.30 †	Amendment dated April 10, 2012 to the Amended and Restated Employment Agreement with Thomas E. Hornish effective as of February 1, 2012 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 11, 2012 and incorporated herein by reference).

10.31 †	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Thomas D. Allen

10.32 †	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Thomas E. Hornish

10.33 †	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Catherine C. Lee

21.1	Subsidiaries of Registrant as of .

21.2	Subsidiaries of Outdoor Channel Holdings, Inc. (filed as Exhibit 21.1 to Outdoor Channel Holdings, Inc.’s Annual Report on Form 10-K filed on March 9, 2012 and incorporated herein by reference).

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

Exhibit Number	Description

23.3*	Consent of Paul, Weiss, Rifkind, Wharton and Garrison, LLP (included in the opinion to be filed as Exhibits 5.1 and 8.1 to this Registration Statement).

23.4 *	Consent of Wilson, Sonsini, Goodrich & Rosati P.C. (included in the opinion to be filed as Exhibit 8.2 to this Registration Statement).

24.1	Power of Attorney (included on signature page).

99.1 *	Form of Outdoor Channel Holdings, Inc. Proxy Card.

99.2 *	Form of Election Form.

99.3 *	Form of Letter of Transmittal.

99.4	Consent of Lazard Frères & Co. LLC.

*	To be filed by amendment.
†	Designates a management contract or compensatory plan or arrangement.

(b) Not applicable.

(c) The opinion of Lazard Frères & Co. LLC is included as Annex B to the proxy statement/prospectus contained in this Registration Statement.

Item 22.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 21, 2012.

INTERMEDIA OUTDOOR HOLDINGS, INC.

By:	/S/ PETER KERN
Peter Kern President and Director (Duly Authorized Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Jerome Letter, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or any registration statement relating to this Registration Statement under Rule 462 and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 21, 2012.

Signature	Title

/S/ PETER KERN Peter Kern	President and Director (Principal Executive Officer)

/S/ JEROME LETTER Jerome Letter	Chief Financial Officer, Secretary and Director (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated as of November 15, 2012 among InterMedia Outdoor Holdings, LLC, Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc., Outdoor Merger Sub, LLC, and Outdoor Merger Corp. (included as Annex A-1 to the Proxy Statement/Prospectus contained in this Registration Statement).

3.1	Amended and Restated Certificate of Incorporation of InterMedia Outdoor Holdings, Inc.

3.2	Amended and Restated Bylaws of InterMedia Outdoor Holdings, Inc.

4.1	Registration Rights Agreement dated as of November 15, 2012 by and among InterMedia Outdoor Holdings, Inc. and certain holders identified therein.

4.2	Lock-Up Agreement dated as of November 15, 2012 by and among InterMedia Outdoor Holdings, Inc. and certain parties identified therein.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP regarding validity of the securities being registered.

8.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison, LLP regarding certain federal income tax consequences relating to the transaction.

8.2*	Opinion of Wilson, Sonsini, Goodrich & Rosati P.C. regarding certain federal income tax consequences relating to the transaction.

10.1 †	Executive Employment Agreement, dated as of January 31, 2007, between InterMedia Outdoors, Inc. and Jeffrey Paro, as amended by the First Amendment of Employment Agreement, dated as of January 31, 2010, the Second Amendment of Employment Agreement, dated as of January 31, 2011, the Third Amendment of Employment Agreement, dated as of January 31, 2012 and the Modification to Employment Agreement dated November 14, 2012.

10.2 †	Employment Agreement, dated as of May 5, 2010, between The Sportsman Channel, Inc. and Gavin Harvey, as amended by the Modification to Employment Agreement dated November 14, 2012.

10.3 †	Employment Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen, as amended by the Addendum, dated as of April 29, 2011 and the Second Addendum, dated as of April 28, 2012.

10.4 †	Separation Agreement, dated as of August 1, 2011, between The Sportsman Channel, Inc. and C. Michael Cooley.

10.5	Senior Credit Facilities Commitment Letter, dated as of November 15, 2012 among CIT Finance, LLC, CIT Lending Services Corporation, CIT Capital Securities LLC, InterMedia Outdoors Holdings, LLC, InterMedia Outdoor Holdings, Inc. and The Sportsman Channel.

10.6 †	The Sportsman Channel, Inc. 2006 Stock Incentive Plan Nonqualified Stock Option Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen (covering 114 shares); The Sportsman Channel, Inc. 2006 Stock Incentive Plan Nonqualified Stock Option Agreement, dated as of April 28, 2006, between The Sportsman Channel, Inc. and Todd D. Hansen (covering 36 shares).

10.7 *†	Form of Executive Employment Agreement for InterMedia Outdoor Holdings, Inc.

10.8 *†	Form of Indemnification Agreement between InterMedia Outdoor Holdings, Inc. and its directors and certain executive officers.

10.9 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan.

10.10 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan Form of Stock Option Grant.

Exhibit Number	Description

10.11 *†	InterMedia Outdoor Holdings, Inc. 2012 Equity Incentive Plan Form of Restricted Stock Unit Agreement.

10.12	Form of Indemnification Agreement between Outdoor Channel Holdings, Inc. and its directors and certain executive officers (filed as Exhibit 10.1 to Outdoor Channel Holdings, Inc.’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.13	Revolving Credit Agreement and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated September 30, 2004 (filed as Exhibit 10.2 to Outdoor Channel Holdings, Inc.’s Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference).

10.14	Amendment to Loan Agreement and Note and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated October 18, 2005 (filed as Exhibit 10.18 to Outdoor Channel Holdings, Inc.’s Annual Report on Form 10-K filed on March 16, 2006 and incorporated herein by reference).

10.15	Amendment to Loan Agreement and Note and related agreements by and between Outdoor Channel Holdings, Inc. and U.S. Bank N.A. dated as of September 21, 2007 (filed as Exhibit 10.29 to Outdoor Channel Holdings, Inc.’s Form 10-Q dated February 1, 2008 and incorporated herein by reference).

10.16	Surface Lease Agreement by and between SkyCam, LLC and 650 North Freeway, Ltd. dated April 22, 2011 (filed as Exhibit 27 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

10.17†	Amended and Restated Employment Agreement with Roger L. Werner, Jr. dated April 14, 2009 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 20, 2009 and incorporated herein by reference).

10.18†	Employment Agreement with Thomas E. Hornish dated April 14, 2009 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 20, 2009 and incorporated herein by reference).

10.19	Amendment to Loan Agreement and Note dated September 14, 2009 by and between U.S. Bank N.A. and Outdoor Channel Holdings, Inc. (filed as Exhibit 10.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on September 24, 2009 and incorporated herein by reference).

10.20†	Employment Agreement with Douglas J. Langston dated June 28, 2010 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on July 1, 2010 and incorporated herein by reference), as amended on November 7, 2012 (filed as Exhibit 99.1 to Form 8-K filed on November 13, 2012 and incorporated herein by reference).

10.21†	Employment Agreement with Thomas D. Allen effective as of July 16, 2010 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on July 1, 2010 and incorporated herein by reference).

10.22†	Amendment to Loan Agreement and Note dated September 1, 2010 by and between U.S. Bank N.A. and Outdoor Channel Holdings, Inc. (filed as Exhibit 10.46 to Outdoor Channel Holdings, Inc.’s Form 10-Q dated November 4, 2010 and incorporated herein by reference).

10.23†	Amendment of Employment Agreement with Thomas D. Allen effective as of July 16, 2010 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on December 15, 2011 and incorporated herein by reference).

10.24	Lease Agreement by and between Winnercomm, Inc. and Merit Partners, LLC dated June 30, 2011 (filed as Exhibit 26 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

Exhibit Number	Description

10.25†	Employment Agreement with James E. Wilburn dated January 1, 2012 (filed as Exhibit 29 to Outdoor Channel Holdings, Inc.’s Form 10-K dated March 9, 2012 and incorporated herein by reference).

10.26†	Transition Agreement with Roger L. Werner, Jr. dated January 25, 2012 (filed as Exhibit 99.2 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

10.27†	Amended and Restated Employment Agreement with Thomas E. Hornish dated January 25, 2012 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on January 26, 2012 and incorporated herein by reference).

10.28†	Employment Agreement with Catherine C. Lee dated February 1, 2012 (filed as Exhibit 99.3 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on February 2, 2012 and incorporated herein by reference).

10.29†	Second Amendment to Employment Agreement with Thomas D. Allen dated February 7, 2012 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K/A filed on February 8, 2012 and incorporated herein by reference).

10.30†	Amendment dated April 10, 2012 to the Amended and Restated Employment Agreement with Thomas E. Hornish effective as of February 1, 2012 (filed as Exhibit 99.1 to Outdoor Channel Holdings, Inc.’s Current Report on Form 8-K filed on April 11, 2012 and incorporated herein by reference).

10.31†	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Thomas D. Allen.

10.32†	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Thomas E. Hornish.

10.33†	Assumption, Acknowledgement and Amendment Agreement dated as of November 15, 2012 by and among Outdoor Channel Holdings, Inc., InterMedia Outdoor Holdings, Inc. and Catherine C. Lee.

21.1	Subsidiaries of Registrant as of .

21.2	Subsidiaries of Outdoor Channel, Inc. (filed as Exhibit 21.1 to Outdoor Channel Holdings, Inc.’s Annual Report on Form 10-K filed on March 9, 2012 and incorporated herein by reference).

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.3*	Consent of Paul, Weiss, Rifkind, Wharton and Garrison, LLP (included in the opinion to be filed as Exhibits 5.1 and 8.1 to this Registration Statement).

23.4*	Consent of Wilson, Sonsini, Goodrich & Rosati P.C. (included in the opinion to be filed as Exhibit 8.2 to this Registration Statement).

24.1	Power of Attorney (included on signature page).

99.1*	Form of Outdoor Channel Holdings, Inc. Proxy Card.

99.2*	Form of Election Form.

99.3*	Form of Letter of Transmittal.

99.4	Consent of Lazard Frères & Co. LLC.

*	To be filed by amendment.
†	Designates a management contract or compensatory plan or arrangement.